DANISCO

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08005656

RECEIVED

2008 NOV -3 A 10:47

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Commission File No. 82-3158

October 31, 2008

Danisco USA Inc.
565 Taxter Road, Suite 590
Elmsford
New York 10523-2300
USA
Tel +1 800 255 6837
Tel +1 913 764 8100
Fax +1 914 592 1407
www.danisco.com

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

SUPPL

Re: Danisco A/S
Commission File No. 82-3158

Ladies and Gentlemen:

Pursuant to Rule 12g3-2(b)(1)(iii), Danisco A/S hereby submits to the Commission the following information which Danisco has (A) made public pursuant to the laws of Denmark, (B) filed with the Copenhagen Stock Exchange, or (C) distributed to its security holders since its last such submission to the Commission, under cover of a letter dated July 31, 2008.

A schedule of the documents referred to above is attached hereto.

Kindly acknowledge receipt of this submission by stamping the enclosed dated copy of this letter and returning it in the envelope also enclosed.

PROCESSED
NOV 06 2008
THOMSON REUTERS

Very truly yours,

Eileen Gill
General Counsel, Danisco USA

Enclosures

cc: Peter Flägel, Esq.

DUSN001-07/06

Commission File No. 82-3158
Danisco A/S Submission
October 31, 2008

Number	Date of Publication	Title of Document	Press Release	Made Public under Danish Law	Filed w/Copenhagen Stock Exchange	Distribution to the Securities Holders
A.		**PRESS RELEASES**				
1.	7/31/2008	Danisco's Annual General Meeting	X			X
2.	8/5/2008	Danisco Animal Nutrition strengthens operations in Europe and Asia	X			X
3.	8/11/2008	Danisco partners with the organic dairy Stonyfield Farm in the US	X			X
4.	8/19/2008	Notification of proxies received by the Board of Directors of Danisco A/S	X	X	Notice No. 08/2008	X
5.	8/20/2008	Excerpt of the Chairman's report at the Annual General Meeting on 20 August 2008	X	X	Notice No. 09/2008	X
6.	8/20/2008	Annual General Meeting of Danisco A/S held on 20 August 2008	X	X	Notice No. 10/2008	X
7.	8/27/2008	Restatement of accounting figures for 2007/08	X	X	Notice No. 11/2008	X
8.	9/1/2008	Danisco Sugar turns on the tap for green energy	X			X
9.	9/4/2008	Latest in enzyme technology boosts performance of pigs and poultry fed DDGS	X			X
10.	9/5/2008	Danisco attends DONG Energy's construction launch	X			X
11.	9/8/2008	Danisco chairs symposium on Nutritional Approaches to Digestive Health	X			X
12.	9/10/2008	Danisco in Dow Jones Sustainability Index	X			X
13.	9/16/2008	Divestment of Direvo Biotech AG to Bayer HealthCare	X	X	Notice No. 12/2008	X
14.	9/16/2008	Genencor and Goodyear to co-develop renewable alternative to petroleum-derived isoprene	X	X	Notice No. 13/2008	X

Number	Date of Publication	Title of Document	Press Release	Made Public under Danish Law	Filed w/Copenhagen Stock Exchange	Distribution to the Securities Holders
15.	9/18/2008	Announcement of results for Q1	X	X	Notice No. 14/2008	X
16.	9/23/2008	Huntsman textile effects and Genencor collaborate to bring innovation in sustainability to the textile industry	X			X
17.	9/24/2008	Genencor to deliver Poster Presentation at the Annual Infection Prevention Society conference	X			X
18.	10/6/2008	Danisco signs an exclusive agreement with Unistraw on a revolutionary probiotic straw concept for beverage and milk	X			X
19.	10/6/2008	Danisco assists in handling of industrial injury claims	X			X
20.	10/7/2008	MARIBO SeedPlus in the French market	X			X
21.	10/14/2008	Tennessee Breaks Ground for Innovative Cellulosic Ethanol Pilot Biorefinery	X			X
22.	10/16/2008	Polyphenols: Danisco invests in apple-based health & nutrition ingredient Evesse™	X			X
23.	10/22/2008	High purity beta-glucan: Danisco acquires equity stake in health and nutrition ingredient company GraceLinc Ltd.	X			X
24.	10/22/2008	Increase of emulsifier production in Grindsted	X			X
25.	10/27/2008	Danisco strengthens strategic platform through acquisition of Agtech	X	X	Notice No. 15/2008	X
B.		**NOTICES TO THE STOCK EXCHANGE**				
1.	8/19/2008	Notification of proxies received by the Board of Directors of Danisco A/S	X	X	Notice No. 08/2008	X
2.	8/20/2008	Excerpt of the Chairman's report at the Annual General Meeting on 20 August 2008	X	X	Notice No. 09/2008	X
3.	8/20/2008	Annual General Meeting of Danisco A/S held on 20 August 2008	X	X	Notice No. 10/2008	X
4.	8/27/2008	Restatement of accounting figures for 2007/08	X	X	Notice No. 11/2008	X

Number	Date of Publication	Title of Document	Press Release	Made Public under Danish Law	Filed w/Copenhagen Stock Exchange	Distribution to the Securities Holders
5.	9/16/2008	Divestment of Direvo Biotech AG to Bayer HealthCare	X	X	Notice No. 12/2008	X
6.	9/16/2008	Genencor and Goodyear to co-develop renewable alternative to petroleum-derived isprene	X	X	Notice No. 13/2008	X
7.	9/18/2008	Announcement of results for Q1	X	X	Notice No. 14/2008	X
8.	10/27/2008	Danisco strengthens strategic platform through acquisition of Agtech	X	X	Notice No. 15/2008	X
C		**SHAREHOLDERS INFO**				
1.	7/31/2008	Danisco's Annual General Meeting	X			X
2.	8/1/2008	To the Shareholders of Danisco A/S	X			X
3.	8/5/2008	Danisco Animal Nutrition strengthen operations in Europe and Asia	X			X
4.	8/11/2008	Danisco partners with the organic dairy Stonyfield Farm in the US	X			X
5.	8/19/2008	Notification of proxies received by the Board of Directors of Danisco A/S	X	X	Notice No. 08/2008	X
6.	8/20/2008	Excerpt of the Chairman's report at the Annual General Meeting on 20 August 2008	X	X	Notice No. 09/2008	X
7.	8/20/2008	Annual General Meeting of Danisco A/S held on 20 August 2008	X	X	Notice No. 10/2008	X
8.	8/27/2008	Restatement of accounting figures for 2007/08	X	X	Notice No. 11/2008	X
9.	9/1/2008	Danisco Sugar turns on the tap for green energy	X			X
10.	9/4/2008	Latest in enzyme technology boosts performance of pigs and poultry fed DDGS	X			X
11.	9/5/2008	Danisco attends DONG Energy's construction launch	X			X
12.	9/8/2008	Danisco chairs symposium on Nutritional Approaches to Digestive Health	X			X

Number	Date of Publication	Title of Document	Press Release	Made Public under Danish Law	Filed w/Copenhagen Stock Exchange	Distribution to the Securities Holders
13.	9/10/2008	Danisco in Dow Jones Sustainability Indexe	X			X
14.	9/16/2008	Divestment of Direvo Biotech AG to Bayer HealthCare	X	X	Notice No. 12/2008	X
15.	9/16/2008	Genencor and Goodyear to co-develop renewable alternative to petroleum-derived isprene	X	X	Notice No. 13/2008	X
16.	9/18/2008	Announcement of results for Q1	X	X	Notice No. 14/2008	X
17.	9/23/2008	Huntsman textile effects and Genencor collaborate to bring innovation in sustainability to the textile industry	X			X
18.	9/24/2008	Genencor to deliver Poster Presentation at the Annual Infection Prevention Society conference	X			X
19.	10/6/2008	Danisco signs an exclusive agreement with Unistraw on a revolutionary probiotic straw concept for beverage and milk	X			X
20.	10/6/2008	Danisco assists in handling of industrial injury claims	X			X
21.	10/7/2008	MARIBO SeedPlus in the French market	X			X
22.	10/14/2008	Tennessee Breaks Ground for Innovative Cellulosic Ethanol Pilot Biorefinery	X			X
23.	10/16/2008	Polyphenols: Danisco invests in apple-based health & nutrition ingredient Evesse™	X			X
24.	10/22/2008	High purity beta-glucan: Danisco acquires equity stake in health and nutrition ingredient company GraceLinc Ltd.	X			X
25.	10/22/2008	Increase of emulsifier production in Grindsted	X			X
26.	10/27/2008	Danisco strengthens strategic platform through acquisition of Agtech	X	X	Notice No. 15/2008	X
27.	n/a	Board of Directors (updated)				X
28.	n/a	Dividend Policy (updated)				X
29.	n/a	Our Business				X
30.	n/a	Risk Management				X

Number	Date of Publication	Title of Document	Press Release	Made Public under Danish Law	Filed w/Copenhagen Stock Exchange	Distribution to the Securities Holders
31.	n/a	Accounting policy				X
32.	n/a	Auditors				X
33.	n/a	Danisco locations [in the world]				X
34.	n/a	Calendar (updated)				X
35.	n/a	Media Contacts and Investor relations enquiries				X
36.	n/a	Open positions: Innovation Director- NAFTA				X
37.	n/a	Open positions: Application Technologist				X
38.	n/a	Open Positions: Product Services Coordinator; Gums (Hydrocolloids)				X
39.	n/a	Other Danisco websites				X
40.	7/31/2008	Share Price		X		X

DANISCO

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31 July 2008 - 16:10

Danisco's Annual General Meeting

The Annual General Meeting will be held in Tivoli Concert Hall again this year.

Admission cards also serve as admission tickets to Tivoli Gardens. After the Annual General Meeting light refreshments will be served. The Annual General Meeting will be held:

Wednesday, 20 August 2008 at 3:00 pm (admission from 2:00 pm)

Tivoli Concert Hall
Tivoli
Vesterbrogade 3
1620 Copenhagen V

Admission cards may be ordered from www.danisco.com/agm or www.uk.vp.dk/agm, or from VP Investor Services A/S on tel. +45 4358 8866 or fax +45 4358 8867, by returning the completed form in the enclosed envelope or by contacting the company's office. Pre-ordered admission cards and ballot papers will be sent by mail.

In case you are not able to attend the Annual General Meeting, the Board of Directors of Danisco is willing to accept proxy voting for the relevant number of votes attached to your shares.

If you wish to vote by proxy, please go to our website, www.danisco.com/agm, or to www.uk.vp.dk/agm and fill in an electronic form authorising the Board of Directors to vote in accordance with the recommendations of the Board of Directors, or you can tick the relevant boxes in the electronic proxy form.

Alternatively, you can fill in the enclosed proxy form and return it with your signature to VP Investor Services. The proxy form must be received no later than 18 August at 4:00 pm.

VP Investor Services A/S
Helgeshøj Allé 61
P.O. Box 160
2630 Taastrup
Denmark

Best regards

Danisco A/S
Board of Directors

Agenda

1. The Board of Directors' report on the Company for the year ended.
2. Submission of the audited annual report and resolution for the approval of the annual report.
3. Resolution on the appropriation of profits or covering of losses in respect of the approved annual report.
4. Election of members to the Board of Directors.
5. Election of one state-authorised public accountant to serve as auditor.
6. Resolutions proposed by the Board of Directors and shareholders.
7. Any other business.

Read the full release and agenda items in English in PDF format

Read the full release and agenda items in Danish in PDF format

Printed Monday, 27 October 2008 from
http://www.danisco.com/cms/connect/corporate/media+relations/news/archive/2008/july/investor_260_en.htm

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5 August 2008 - 09:22

Danisco Animal Nutrition strengthens operations in Europe and Asia

Danisco Animal Nutrition has strengthened its presence in Europe and Asia with the appointments of Devendra Singh Verma, Christina Pang and Jacob Verdoold.

Devendra Verma has been appointed as Sales and Technical Services Manager for India. With a Bachelor and Master of Veterinary Science from Bombay Veterinary College and more than six years industry experience in providing health and nutrition solutions to the poultry feed industry, Devendra has considerable expertise in enzyme technology and strong relationships in the feed and poultry industry in India.

Christina Pang has been appointed as Sales Director, South East Asia, Australia and New Zealand. Christina graduated with a First Class B.Sc. honours degree in Food Science & Nutrition from the National University of Malaysia. With more than 10 years commercial experience in the food and animal feed ingredients industry, Christina will be responsible for managing sales and business development in South East Asia, Australia and New Zealand.

Jacob Verdoold is responsible for Key Account Management within the European region. He will also become Business Manager for Germany, Netherlands and Belgium. Jacob has more than 5 years commercial and technical experience of working with Danisco's portfolio of Animal Nutrition products and services in the Nutreco organisation. He is well known and respected within the Dutch feed industry.

These new appointments will allow Danisco Animal Nutrition to continue to improve its position in these very important regions - more effectively satisfying the needs of the animal production industry by providing proven, superior and highly cost-effective solutions.

Based from his Home-Office in Bangalore, India, Devendra reports to Dr. Awadalla Ombabi, Business & Technical Manager, Middle East, Africa & Indian Sub-Continent. Christina reports to TC Tan, Regional Director, Asia Pacific. She is based in Danisco's Singapore office. Jacob reports to Niels Otto Damholt, Regional Director, Europe. He is based in Leiden, Netherlands.

For further press information, please contact:

Andrea Barletta,
Global Marketing Director,
Danisco Animal Nutrition

Tel: +44 (0) 1672 517777
Email: andrea.barletta@danisco.com

Julian Cooksley
Account Manager
Kendalls Communications

Tel: +44 (0) 1394 610022
Email: julian.cooksley@kendallscom.co.uk

Printed Monday, 27 October 2008 from
http://www.danisco.com/cms/connect/corporate/media+relations/news/archive/2008/august/businessupdate_271_en.htm

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11 August 2008 - 12:34

Danisco partners with the organic dairy Stonyfield Farm in the US

HOWARU™ probiotics contribute to the 'Feel good inside' Stonyfield statement

Stonyfield, the largest organic yogurt producer in the world, has introduced a Danisco probiotic to their yogurt and yogurt beverage product line. Their exclusive probiotic culture, that now includes HOWARU™ Rhamnosus, has been enhancing digestion and strengthening the immune system of American consumers since the early 2008.

Danisco's HOWARU™ range comprises the most documented probiotic strains commercially available worldwide, recognised for their immune-modulating properties and long-proven efficacy on gut health.

"We have formed a partnership with Stonyfield Farms. We married our expertise in probiotics and cultures with Stonyfield expertise in fresh dairy", states Peggy Steele, Probiotics Global Manager for Danisco

Introducing probiotics in all its products was a natural move for Stonyfield that is recognized for its healthful organic yogurt ranges under well-known brands such as Yo-Baby® or Yo-Kids® and its environmentally friendly positioning.

"We greatly appreciated Danisco's responsiveness and scientific expertise when we decided to boost our entire range with the addition of HOWARU™ to our proprietary probiotic blend", comments Kasi Reddy, Senior Vice President of Research & Development, Quality and Food Safety of Stonyfield Farm. "It has allowed us to continue steering ahead of the market and helping our customers keep naturally balanced."

According to Euromonitor, the North American market for organic dairy products is the largest in the world with more than USD 3 bn in 2006 and a double-digit annual growth rate.

Printed Monday, 27 October 2008 from
http://www.danisco.com/cms/connect/corporate/media+relations/news/archive/2008/august/businessupdate_272_en.htm

EXECUTIVE BOARD
Notice no.: 08/2008

DANISCO 4.

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Danisco A/S
Langebrogade 1
P.O.Box 17
1001 Copenhagen K
Denmark
Tel. +45 3266 2000
Fax +45 3266 2175
www.danisco.com
info@danisco.com

19 August 2008

Notification of proxies received by the Board of Directors of Danisco A/S

In accordance with section 29 of the Danish Securities Trading Act, cf. section 4(8) and section 5(3) of the executive order on major shareholders, Danisco hereby announces that the company has received proxies from a number of shareholders to vote at the Annual General Meeting on 20 August 2008.

On 18 August 2008, the Board of Directors of Danisco A/S had received proxies to the effect that the number of votes held by the Board exceeded 5% of the total voting rights at the Annual General Meeting.

As of today, the number of proxies held by Board of Directors corresponds to 8.3% of the voting rights and of the company's total share capital.

After the Annual General Meeting on 20 August 2008 the Board of Directors will no longer have access to vote in accordance with the proxies received.

Yours faithfully

Tom Knutzen
CEO

For further information, please contact:
Investor Relations, tel. +45 32 66 29 12, email: investor@danisco.com
Media Relations, tel. +45 32 66 29 13, email: info@danisco.com

About Danisco
With a rich and innovative portfolio, Danisco is a world leader in food ingredients, enzymes and bio-based solutions. Using nature's own materials, science and the knowledge of our 9,500 people, we design and deliver bio-based ingredients that meet market demand for healthier and safer products. Danisco's ingredients are used globally in a wide range of industries – from bakery, dairy and beverages to animal feed, laundry detergents and bioethanol – offering functional, economic and environmental benefits. Headquartered in Denmark and operating from more than 120 locations, Danisco's key focus is to become our customers' First choice and a truly market-driven global business. In addition, we have one of the most efficient sugar production platforms in Europe. Find out more at www.danisco.com.

EXECUTIVE BOARD
Notice no.: 09/2008

DANISCO 5

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Danisco A/S
Langebrogade 1
P.O. Box 17
1001 Copenhagen K
Tel. +45 3266 2000
Fax +45 3266 2175
www.danisco.com
info@danisco.com

20 August 2008

Excerpt of the Chairman's report at the Annual General Meeting on 20 August 2008

In his report at Danisco's Annual General Meeting, Chairman of the Board of Directors, Anders Knutsen, said among other things:

There is every reason to take an active interest in all that has happened since last year's annual general meeting. This general meeting is special because this is the day we decide on the future ownership of our sugar activities – an important and necessary change – just as we promised last year!

The past year has been extremely exciting and eventful for Danisco. When we met here last year, I told you about a company steering successfully through major changes. The last pieces of the puzzle are now falling into place – with the sale of Sugar as the absolute main event. With a focused food ingredients business and new and more long-term activities within biotech, we have brought Danisco into a new reality. The reality of tomorrow. This means that we have created a platform for growth opportunities and future earnings potential for our company.

It is all about exploiting Danisco's unique technology platform to an even greater extent than before. And it is about being willing to run greater risks than previously. We have chosen the name "Becoming first choice" for this new strategy. This means that going forward we will aim to be the preferred company. Whether by customers, suppliers, business partners or employees.

Over the past 10-11 years we have seen one structural change after the other. It has been a long, but necessary journey. Now we are done with the radical changes, so the Danisco you see today after Sugar has been sold is the Danisco we will build on for many years to come.

In other words, we are done with selling off, and have put value-creating growth on the agenda.

Danisco Sugar
Last year, Danisco Sugar – and what was to become of it – was the much-discussed topic of the general meeting.

This year, I am pleased to say that we have found a good home for our sugar business with Nordzucker, provided of course that the General Meeting authorises the Board of Directors to close the sale. We managed to obtain an attractive price, which means that we are well poised to reach the targets, which the future Danisco will be pursuing. At the same time, I see Nordzucker as a perfect match for Danisco Sugar, which is now joining one of the leading companies in Sugar Europe. And I was pleased to hear Nordzucker's extremely flattering remarks about Danisco Sugar. I am very pleased on behalf of the shareholders and employees.

This is a huge decision for Danisco. And for this reason, it is only natural that the General Meeting gets the opportunity to discuss this historic step in our continued development. The Board of Directors, of course, hopes that the General Meeting will authorise us to close the sale.

Danisco – Becoming first choice
With our new position after saying good-bye to Sugar our ambition is to become the First choice in every context. We want to be an organisation that motivates its employees and colleagues to do their best. And we want to be a business that appreciates and rewards these efforts. Extensive work is taking place internally and it is tied to at least four important targets: We want to be a company which, when asked, potential employees choose as one of their favourite places to work.

We want to be our customers' preferred partner. That is why we are working hard to become a market-driven organisation through-and-through by e.g. optimising and motivating our sales force so that Danisco is at the top of relevant customers' minds. We want to be the company with the strongest innovation team. The innovative company which others want to cooperate with. And finally, we want to be leading in sustainable production and products.

When we succeed in all these areas I have no doubt that we will become the first choice. In this respect, cooperation and partnerships with other businesses are important factors for our success.

The first major partnership we have entered into is with the listed US-based company DuPont on turnkey solutions for bioethanol production. In two to three years the target is to supply both the concept and the technology for finished and competitive second-generation ethanol plants around the globe. DuPont has the expertise, we don't have, and we have what DuPont doesn't have. Together, we form a partnership that will end up in a sustainable product based on residue from for instance agriculture or forestry.

Each party is initially investing up to DKK 350 million over the next three years. That is a lot of money, but just listen to this: We foresee a market for second-generation bioethanol of at least USD 75 billion in 2020, corresponding to around DKK 400 billion. We aim to be a key player in this market and to have a big slice of the cake.

We see our partnership with DuPont as an important signal to others who wish to collaborate on sustainable products in the biochemical field. Naturally, we also want partnerships and collaboration in the food area. Food continues to be a highly important segment to Danisco. We will particularly be focusing on the market for health-promoting food ingredients over the coming years as these are in demand by our customers. We call this area Health & Nutrition. Our focus areas are ingredients that have a positive effect on digestion, diabetes, cardiovascular diseases, oral hygiene and immune response and can help overweight people. We already have products in all those areas today, but we want to be among the three largest and best in the world. This requires an effort and could also involve acquisitions. We are determined to be in the top three, because we know that it is a market with solid growth rates.

Tomorrow's Danisco will be far more focused. Our enzymes and food ingredients are based on the same technology platform and are used in several of the same markets. We have therefore reached the point where all the Group's business areas must grow by themselves, through partnership agreements and minor acquisitions if the right opportunities arise.

The mercury case – Grindstedværket
In my review of the development of the ingredients activities, I would like to make a few comments on the possible mercury poisoning of employees at the former Grindstedværket 30-40 years ago. There is no doubt that the Board of Directors, the Executive Board and employees take the matter very seriously. The media have presented the case from different angles. And I would like to take this opportunity to emphasise the following:

Firstly, it is impossible to judge yesterday's environmental requirements by today's standards. Former production methods would not be accepted and approved by the authorities today.

Secondly, it has been claimed that the employees were not informed about their mercury values at the time. We find that hard to understand since several employees have informed us that the results were announced on the bulletin board in the canteen. In any case, the employees whose values were too high were informed about it in close collaboration with the public authorities. According to the procedures agreed on with the authorities at the time, they were transferred temporarily from their workplace until their test results showed normal values again.

Thirdly, it is incorrect when the media claim that we refuse to help mercury victims. On the contrary, we do everything we can to provide relevant information. As at 13 August, 70 claims had been reported to the National Board of Industrial Injuries, and we have also replied to many requests from current and former employees and given them access to the company's mercury measurements, if any. We would like to stress that we are not in possession of complete data material of mercury analyses and measurements made during the period in question. The measurements were made as part of the industrial health centre's service at Grindstedværket and were primarily carried out by the occupational medical clinic in Copenhagen. When the industrial health centre (a public institution) was closed down in the late 1990s, we were instructed to send these measurements to the Directorate of the Danish Working Environment Authority, so they are no longer in our possession. Our files only comprise the measurements appearing from correspondence with the Danish Working Environment Authority, and we know that the Directorate has more measurements which we do not have access to. To get a correct and objective data basis for assessing the individual cases, we maintain our view that persons who believe they may suffer from injuries should contact their general practitioner or the National Board of Industrial Injuries to go through the right channels.

Finally, we have suspended the limitation period to make sure that persons who believe they suffer from injuries have the time needed to report a claim.

I am not saying this to explain away this unfortunate situation, but I believe that the Annual General Meeting is entitled to get a more detailed picture of this complicated situation than we have at the moment.

In conclusion, I would like to say that this is a very unfortunate situation. Back then the company followed the normal procedures that were accepted and agreed with the public authorities. With today's knowledge, both Danisco and the authorities would act differently than at that time.

We fully support the Executive Board's handling of the matter, and we will now await the results of the National Board of Industrial Injuries. When we have been informed about the contents of the specific cases, we will find a solution for those who suffer from permanent injuries which will reflect that we, the Board of Directors, are aware of our ethical and social responsibility.

The Board of Directors proposes to the Annual General Meeting

- That a dividend of DKK 7.50 per share be paid, which is unchanged from 2006/07
- Election of members to the Board of Directors
- That the company's share capital be reduced through the cancellation of 1,248,200 treasury shares, corresponding to 2.55% of the share capital. The reduction concerns the share buyback programme of DKK 500 million introduced in continuation of the divestment of Flavours
- That in the period until next year's Annual General Meeting the Board of Directors be authorised to allow the Company to purchase treasury shares up to an amount of 10% of the share capital at market price at the time of purchase with a deviation of up to 10%
- Sale of Sugar
- Share option programme for the Executive Board and senior managers
- Electronic communication with shareholders
- Proposal from shareholder: "Danisco will ensure that workers at Grindstedværket who have suffered injury because of mercury or other substances, which the management of the company knew or ought to have known to be hazardous to the employees, will receive damages irrespective of any time limitation"

Composition of the Board of Directors and motivation for re-election
At the Annual General Meeting, the following Board members are up for re-election in accordance with the Articles of Association: Jørgen Tandrup, Håkan Björklund and Kirsten Drejer. I would like to present the Board of Directors' motivation for proposing re-election of the above Board members. Apart from their experience from serving on Danisco's Board of Directors, all three Board members have valuable competencies that are considered an asset to the Company.

Sale of Sugar
First of all, allow me to emphasise that the Board of Directors considers the sale of the sugar activities to be one of the most important decisions since the formation of Danisco A/S in 1989. Today, we therefore need to discuss the resolution proposed by the Board of Directors for approval by the Annual General Meeting, to the

effect that the Annual General Meeting grants the Board of Directors a mandate to close the sale of the sugar activities to German-based Nordzucker.

For a long time, the Board of Directors has been aware that the two very different business models of Ingredients and Sugar, respectively, were not an optimal combination. But at the same time, the EU sugar regime was being changed considerably, which meant major uncertainty about the valuation of sugar activities across Europe. Against this background, we have not been ready to negotiate until now that we have more clarity about the future development of the EU sugar market.

Since last year's annual general meeting, we have worked to find the most optimal solution for our shareholders, customers, employees and beet growers. We engaged an adviser, Deutsche Bank, to assist us in the process and ensure that all options were examined. An auction process was carried out to give us certainty about the value of our sugar activities which, among other things, resulted in a DKK 600 million writedown of the goodwill value. This was compared with the alternative of an independent stock exchange listing of Danisco Sugar. The Board of Directors, the Executive Board and our external advisers have assessed that selling the sugar activities to Nordzucker is the best solution. This solution is optimal because, first of all, it provides the best value creation for our shareholders. Secondly, with this agreement we ensure our employees a new owner who focuses on production and sale of sugar in Europe – in other words, our employees become part of Nordzucker, a very well-functioning and professional sugar producer. Thirdly, we make sure that our customer base will have a professional and competitive business partner in future. And lastly, I have noticed statements from Nordzucker that in future beet growers may become joint owners of the sugar production in Scandinavia. This ownership structure is traditionally used throughout Europe and will put Scandinavian beet growers on an equal footing with their European colleagues.

With these words, the Board of Directors asks the Annual General Meeting for a mandate to close the sale of Danisco Sugar to German-based Nordzucker. I would like to add that the mandate, of course, will be subject to approval of the sale by the competition authorities in the respective countries.

Finally, I would like to point out that if the Annual General Meeting rejects the proposal, the Board of Directors will consider it a mandate to work towards an independent stock exchange listing or other alternatives. This also applies if the sale is not approved by the authorities.

Granting of share option programme of up to 600,000 share options
For some years, we have granted share option programmes to the Executive Board and senior managers. In the opinion of the Board of Directors, the effect of such programmes is that the Executive Board and senior managers share a common objective with our shareholders, that is, to create value for the company. The combined option programmes, including the proposed programme, account for 5.3% of the total share capital.

The Board of Directors is convinced that share option programmes offer one of many important ways of being an attractive employer so that we are able to retain and attract qualified staff in a global market. And let me add that we use external market data to ensure that the parameters of the programme and the individual allotments take place on market terms.

The Board of Directors therefore proposes to the Annual General Meeting that the Board be authorised to grant 600,000 share options on the terms and conditions stated in the material to the Executive Board and senior managers, about 200 persons in all. Finally, I can inform you that the value of this programme at the present share price level is approx. DKK 32 million against approx. DKK 31 million at the time of the release of last year's Annual Report at the end of June.

Electronic communication
As part of the process of making communication with the shareholders more efficient and modern, the Board of Directors proposes that, in future, electronic communication between the company and the shareholders should be possible, cf. section 65(b) of the Danish Public Companies Act.

Proposal from a shareholder: Danisco will ensure that workers at Grindstedværket who have suffered injury because of mercury or other substances, which the management of the company knew or ought to have known to be hazardous to the employees, will receive damages irrespective of any time limitation.

As I mentioned previously in my speech, these cases took place around 40 years ago when concepts such as pollution and production had an entirely different meaning than today, and when the term sustainability was not in the dictionary. Fortunately, we now know better. The production methods of that time would never be used today.

Basically, our view is that we need experts to consider each individual case. We have therefore urged victims to report their claims through the ordinary channel, which is the National Board of Industrial Injuries. And together with the National Board of Industrial Injuries we will make efforts to ensure that cases are dealt with fast. This is the only way to get an objective assessment of the seriousness of the injuries and legal certainty for all parties. I can inform you that as at 13 August 70 claims had been reported to the National Board of Industrial Injuries. We have already suspended the limitation period and we also have a good and constructive dialogue with the representatives of a large number of the former and current employees – the two Danish trade unions 3F and Dansk Metal.

When the results of the National Board of Industrial Injuries are available and when we have been informed about the contents of the specific cases, we will have an objective basis according to which we can act and find a solution for those who suffer from permanent injuries which will reflect that we, the Board of Directors, are aware of our ethical and social responsibility. Against this background, the Board of Directors cannot approve the proposal at present.

The Annual General Meeting can be followed live at www.danisco.com. Subsequently, it will be possible to read the Chairman's report in its entirety at the same Internet address.

Yours faithfully

Tom Knutzen
CEO

For further information, please contact:
Investor Relations, tel.: +45 3266 2912, investor@danisco.com
Media Relations, tel.: + 45 3266 2913, info@danisco.com

6,

EXECUTIVE BOARD
Notice no.: 10/2008

DANISCO

First you add knowledge...

Danisco A/S
Langebrogade 1
P.O. Box 17
1001 Copenhagen K
Denmark
Tel. +45 3266 2000
Fax +45 3266 2175
www.danisco.com
info@danisco.com

20 August 2008

Annual General Meeting of Danisco A/S held on 20 August 2008

Danisco A/S today held its Annual General Meeting adopting the following resolutions:

- The Annual General Meeting gave the Board of Directors a mandate to close the sale of Danisco Sugar A/S to a subsidiary of Nordzucker AG and – should the sale of Danisco Sugar A/S not be completed – to continue to work towards an independent stock exchange listing of Danisco Sugar A/S or other alternatives.

- The Annual Report 2006/07 was adopted and the Board of Directors' proposal to pay a dividend of DKK 7.50 per share of DKK 20 was approved.

- Jørgen Tandrup, Håkan Björklund and Kirsten Drejer were re-elected to the Board of Directors.

- The Company's auditor, Deloitte Statsautoriseret Revisionsaktieselskab, was re-elected.

- The Company's share capital of a nominal value of DKK 978,829,900 will be reduced by a nominal value of DKK 24,964,000 to a nominal value of DKK 953,865,900 through the cancellation of 1,248,200 treasury shares of a nominal value of DKK 24,964,000. The capital reduction is conditional upon no claims being filed before the expiry of the period within which claims must be lodged, cf. section 46 of the Danish Public Companies Act, constituting an obstacle to effecting the capital reduction before 20 August 2009.

- Amendments to the Articles of Association:

  (i) In Article 4.3, the authorisation to increase the Company's share capital by issuing new shares was prolonged by five years.

  (ii) In Article 4.4, the authorisation to raise convertible loans was prolonged by five years.

  (iii) Article 4.7 and the appurtenant Appendix 1 were deleted and the reference to Article 4.7 in Article 4.5 was deleted.

  (v) In Article 21.1, the required number of Executive Board members was changed from "not less than three nor more than ten members" to "not less than two nor more than five members".

(vi) A new Article 26 concerning electronic communication with the shareholders was added to the Articles of Association, and in Article 10.1 "or email" was added after "by ordinary mail".

- The emoluments, which are unchanged, paid to the Board of Directors for the current financial year were approved.
- The Board of Directors was authorised in the period up to next year's Annual General Meeting to allow the Company to purchase treasury shares for a nominal value of up to 10% of the share capital, provided that the share price does not deviate more than 10% from the most recently quoted market price.
- A share option programme of up to 600,000 share options will be granted with an exercise price based on the average share price of five consecutive trading days prior to the Annual General Meeting (13 August 2008 to 19 August 2008 – both days included) excluding any dividend adopted at the Annual General Meeting and subsequently with a premium of 10%. The share options may be exercised between 1 September 2011 and 1 September 2014, with the first options being granted on 1 September 2008 at the earliest. The share options will be granted to the Executive Board and senior managers, a total of around 200 persons.

The exact wording of the resolutions appears from the previously published agenda and the proposals in full for the Annual General Meeting.

The proposal made by a shareholder that workers of Grindstedværket should receive compensation irrespective of any expiry of limitation period was not put to the vote and was therefore not adopted.

After the Annual General Meeting, the Board of Directors appointed Anders Knutsen Chairman of the Board of Directors and Jørgen Tandrup Deputy Chairman.

Yours faithfully

Tom Knutzen
CEO

For further information, please contact:
Investor Relations, tel.: +45 3266 2912, e-mail: investor@danisco.com
Media Relations, tel.: +45 3266 2913, e-mail: info@danisco.com

7.

EXECUTIVE BOARD
Notice no.: 11/2008

DANISCO

First you add knowledge...

Danisco A/S
Langebrogade 1
P.O. Box 17
1001 Copenhagen K
Denmark
Tel. +45 3266 2000
Fax +45 3266 2175
www.danisco.com
info@danisco.com

27 August 2008

Restatement of accounting figures for 2007/08

We hereby announce restated figures for 2007/08 based on the reorganisation of Danisco which we published in connection with our full-year results on 23 June 2008 and the expected divestment of our sugar activities.

Please note that our sugar activities are now shown under profit from discontinued operations as a result of Danisco's shareholders authorising the Board of Directors on 20 August to complete the divestment subject to the approval of the competition authorities.

Yours faithfully

Tom Knutzen
CEO

For further information, please contact:
Investor Relations, tel.: +45 3266 2912, e-mail: investor@danisco.com
Media Relations, tel.: +45 3266 2913, e-mail: info@danisco.com

About Danisco
With a rich and innovative portfolio, Danisco is a world leader in food ingredients, enzymes and bio-based solutions. Using nature's own materials, science and the knowledge of our 9,500 people, we design and deliver bio-based ingredients that meet market demand for healthier and safer products. Danisco's ingredients are used globally in a wide range of industries – from bakery, dairy and beverages to animal feed, laundry detergents and bioethanol – offering functional, economic and environmental benefits. Headquartered in Denmark and operating from more than 120 locations, Danisco's key focus is to become our customers' First choice and a truly market-driven global business. In addition, we have one of the most efficient sugar production platforms in Europe. Find out more at www.danisco.com.

Quarterly key figures

(DKKm)	2007/08						
	Q1	Q2	Q3	Q4	6M	9M	YTD
INCOME STATEMENT							
Revenue	3,127	3,002	2,986	3,104	6,129	9,115	12,219
EBITDA before special items	617	550	537	488	1,167	1,704	2,192
Share-based payments	21	3	20	(2)	24	44	42
Operating profit before special items	448	376	356	319	824	1,180	1,499
Special items	-	(6)	(1)	(88)	(6)	(7)	(95)
Operating profit	448	370	355	231	818	1,173	1,404
Net financial expenses	(68)	(65)	(53)	(15)	(133)	(186)	(201)
Profit before tax	380	305	302	216	685	987	1,203
Tax on profit	(121)	(98)	(93)	(121)	(219)	(312)	(433)
Profit for the period from continuing operations	259	207	209	95	466	675	770
Profit for the period from discontinued operations	534	121	55	(181)	655	710	529
Profit attributable to equity holders of the parent	785	317	258	(109)	1,102	1,360	1,251
CASH FLOW							
Cash flow from operating activities	398	296	(11)	361	694	683	1,044
Net investments in property, plant and equipment	(117)	(155)	(73)	(281)	(272)	(345)	(626)
Net investments in intangible assets	(13)	(18)	(21)	(24)	(31)	(52)	(76)
Purchase and sale of enterprises and activities	-	(20)	-	21	(20)	(20)	1
Acquisition and divestments of financial assets	30	(4)	(1)	(26)	26	25	(1)
Free cashflow	298	99	(106)	51	397	291	342
Cash flow from discontinued operations	4,203	186	(679)	(643)	4,389	3,710	3,067
BALANCE SHEET							
Assets	28,038	28,561	29,795	27,943	28,561	29,795	27,943
Assets held for sale	7,658	8,578	9,834	8,705	8,578	9,834	8,705
Assets continuing operations	20,380	19,983	19,961	19,238	19,983	19,961	19,238
Equity attributable to equity holders of the parent	13,295	12,695	12,510	12,259	12,695	12,510	12,259
Minority interests	306	257	263	283	257	263	283
Equity	13,601	12,952	12,773	12,542	12,952	12,773	12,542
Net interest-bearing debt	8,077	8,407	9,121	9,545	8,407	9,121	9,545
RETURN ON CAPITAL (%)							
RONOA							
Food Ingredients	18.9	18.9	18.0	18.0	18.9	18.0	18.0
Genencor	18.3	18.3	19.1	17.0	18.3	19.1	17.0
Total, continued operations	16.3	16.3	16.6	15.8	16.3	16.6	15.8
ROIC, continued operations	8.1	8.5	8.9	8.5	8.5	8.9	8.5
ROE	11.2	12.0	12.8	9.9	12.0	12.8	9.9
INVESTED CAPITAL							
Net working capital							
Food Ingredients	2,541	2,483	2,542	2,493	2,483	2,542	2,493
Genencor	974	1,012	1,073	1,030	1,012	1,073	1,030
Unallocated	21	7	(27)	(60)	7	(27)	(60)
Total	3,536	3,502	3,588	3,463	3,502	3,588	3,463
Net non-current assets (excl. Goodwill)							
Food Ingredients	3,632	3,593	3,572	3,466	3,593	3,572	3,466
Genencor	2,051	2,006	1,998	2,025	2,006	1,998	2,025
Unallocated	87	132	116	129	132	116	129
Total	5,770	5,731	5,686	5,620	5,731	5,686	5,620
Net operating assets							
Food Ingredients	6,173	6,076	6,114	5,959	6,076	6,114	5,959
Genencor	3,025	3,018	3,071	3,055	3,018	3,071	3,055
Unallocated	108	139	89	69	139	89	69
Total	9,306	9,233	9,274	9,083	9,233	9,274	9,083
Goodwill							
Food Ingredients	4,012	3,983	3,927	3,870	3,983	3,927	3,870
Genencor	3,764	3,675	3,593	3,498	3,675	3,593	3,498
Unallocated	-	-	-	-	-	-	-
Total	7,776	7,658	7,520	7,368	7,658	7,520	7,368
Invested capital							
Food Ingredients	10,185	10,059	10,041	9,829	10,059	10,041	9,829
Genencor	6,789	6,693	6,664	6,553	6,693	6,664	6,553
Unallocated	108	139	89	69	139	89	69
Total	17,082	16,891	16,794	16,451	16,891	16,794	16,451

The income statement, cash flow and invested capital are restated excluding discontinued operations from the Flavour and Sugar divisions.

Quarterly key figures

(DKKm)	2007/08 Q1	Q2	Q3	Q4	6M	9M	YTD
Revenue per division							
Enablers	1,301	1,229	1,236	1,368	2,530	3,766	5,134
Bio Actives	934	862	829	806	1,796	2,625	3,431
Eliminations	-	-	-	-	-	-	-
Food Ingredients	**2,235**	**2,091**	**2,065**	**2,174**	**4,326**	**6,391**	**8,565**
Genencor	901	920	929	936	1,821	2,750	3,686
Eliminations	(9)	(9)	(8)	(6)	(18)	(26)	(32)
Total	**3,127**	**3,002**	**2,986**	**3,104**	**6,129**	**9,115**	**12,219**
Organic growth per division (%)							
Enablers	1	1	5	9	1	2	4
Bio Actives	6	2	4	(4)	4	4	2
Food Ingredients	**3**	**1**	**4**	**4**	**2**	**3**	**3**
Genencor	5	4	11	18	4	7	9
Total	**3**	**2**	**6**	**8**	**3**	**4**	**5**
Revenue per region							
Europe	1,258	1,166	1,167	1,292	2,424	3,591	4,883
North America	827	815	794	802	1,642	2,436	3,238
Latin America	294	310	316	307	604	920	1,227
Asia-Pacific	584	561	550	535	1,145	1,695	2,230
Rest of the world	164	150	159	168	314	473	641
Total	**3,127**	**3,002**	**2,986**	**3,104**	**6,129**	**9,115**	**12,219**
Organic growth per region (%)							
Europe	0	0	3	9	0	1	3
North America	2	4	11	12	3	5	7
Latin America	6	7	12	13	6	8	10
Asia-Pacific	7	1	4	-3	4	4	2
Rest of the world	34	2	11	1	17	14	11
Total	**3**	**2**	**6**	**8**	**3**	**4**	**5**
EBITDA before special items							
Food Ingredients	424	380	334	426	804	1,138	1,564
Genencor	208	207	186	130	415	601	731
Corporate costs and Central R&D	(36)	(40)	(3)	(66)	(76)	(79)	(145)
Subtotal	**596**	**547**	**517**	**490**	**1,143**	**1,660**	**2,150**
Share-based payments	21	3	20	(2)	24	44	42
Total	**617**	**550**	**537**	**488**	**1,167**	**1,704**	**2,192**
EBITDA margin (%)							
Food Ingredients	19.0	18.2	16.2	19.6	18.6	17.8	18.3
Genencor	23.1	22.5	20.0	13.9	22.8	21.9	19.8
Total	**19.7**	**18.3**	**18.0**	**15.7**	**19.0**	**18.7**	**17.9**
Operating profit before special items							
Enablers	153	130	105	180	283	388	568
Bio Actives	158	134	106	129	292	398	527
Food Ingredients	**311**	**264**	**211**	**309**	**575**	**786**	**1,095**
Genencor	155	150	131	80	305	436	516
Corporate costs and Central R&D	(39)	(41)	(6)	(68)	(80)	(86)	(154)
Subtotal	**427**	**373**	**336**	**321**	**800**	**1,136**	**1,457**
Share-based payments	21	3	20	(2)	24	44	42
Total	**448**	**376**	**356**	**319**	**824**	**1,180**	**1,499**
EBIT margin (%)							
Enablers	11.8	10.6	8.5	13.2	11.2	10.3	11.1
Bio Actives	16.9	15.5	12.8	16.0	16.3	15.2	15.4
Food Ingredients	**13.9**	**12.6**	**10.2**	**14.2**	**13.3**	**12.3**	**12.8**
Genencor	17.2	16.3	14.1	8.5	16.7	15.9	14.0
Total	**14.3**	**12.6**	**11.9**	**10.3**	**13.4**	**12.9**	**12.3**
Special items							
Food Ingredients	-	(5)	-	(93)	(5)	(5)	(98)
Genencor	-	(1)	(1)	5	(1)	(2)	3
Corporate costs and Central R&D	-	-	-	-	-	-	-
Total	**-**	**(6)**	**(1)**	**(88)**	**(6)**	**(7)**	**(95)**

The income statement, cash flow and invested capital are restated excluding discontinued operations from the Flavour and Sugar divisions

Discontinued operations

(DKKm)	2007/08 Q1	Q2	Q3	Q4	6M	9M	YTD
Profit for the period from discontinued operations							
Flavour	457	-	-	71	457	457	528
Sugar	77	121	55	(252)	198	253	1
Profit for the period from discontinued operations	**534**	**121**	**55**	**(181)**	**655**	**710**	**529**
Sugar							
Revenue	**1,606**	**1,705**	**1,739**	**1,785**	**3,311**	**5,050**	**6,835**
EBITDA before special items	**232**	**256**	**229**	**289**	**488**	**717**	**1,006**
Operating profit before special items	**151**	**175**	**123**	**203**	**326**	**449**	**652**
Special items	-	37	-	(359)	37	37	(322)
Operating profit	**151**	**212**	**123**	**(156)**	**363**	**486**	**330**
Net financial expenses	(37)	(34)	(42)	(51)	(71)	(113)	(164)
Profit before tax	**114**	**178**	**81**	**(207)**	**292**	**373**	**166**
Income tax expense	(37)	(57)	(26)	(45)	(94)	(120)	(165)
Profit for the period from discontinued operations	**77**	**121**	**55**	**(252)**	**198**	**253**	**1**

8.

DANISCO

First you add knowledge...

Press Release

Danisco Sugar turns on the tap for green energy 1 September 2008

With the inauguration of a bioethanol plant in Germany today, Danisco Sugar takes on a new business area.

At a ceremony today, Danisco Sugar inaugurates a new, state-of-the-art plant for the production of bioethanol based on sugar beet. The plant, which is located adjacent to Danisco Sugar's sugar factory in Anklam in Germany, represents an investment of about DKK 200 million and has a capacity of 56 million litres of ethanol annually. The raw material used is sugar juice extracted from beet at the sugar factory.

CEO Mogens Granborg comments on the inauguration:
'It is with great pleasure that we today turn on the tap for this new initiative in the energy area. From outline to finished plant, the project was completed in just two years in an intense process which went according to plan thanks to the effective and committed efforts of our employees and advisers, and strong support from the local authorities.
With this investment in bioethanol, we enter a very attractive growth market and take an important step in our strategy of expanding our business area through new sugar beet applications. At the same time, we underpin our position as a top-effective producer as, by combining sugar and ethanol production, we will achieve considerable synergies that will further improve utilisation of our existing Anklam facilities.'

Positive effect on the climate
Danisco Sugar's bioethanol production offers significant environmental benefits.
'Compared to petrol, using the bioethanol we produce in Anklam will involve 60% lower CO_2 emissions. Thus, the reduction by far exceeds the expected EU minimum requirement for the area of 35%. Moreover, sugar beet is the most effective crop for ethanol production. The yield per hectare is twice as high as that of for instance wheat, so this investment is very much in keeping with our ambitions within sustainability,' says Executive Vice President Jesper Thomassen, Technology & Operations.

125 years' experience
In connection with the inauguration of Danisco Sugar's bioethanol plant, the Anklam sugar factory will be celebrating its 125th anniversary.

Mogens Granborg and State Minister for agriculture, environment and consumer protection Dr. Till Backhaus, among others, will be attending the ceremony in Anklam today at 1.00 pm.

For further information, please contact:
Jesper Thomassen, Executive Vice President, Technology & Operations, Danisco Sugar A/S, tel.: +45 3266 2500
Dorthe Lindgreen, Communications Manager, Danisco Sugar A/S, tel.: +45 3266 2588 / +45 4011 6695

About Danisco
With a rich and innovative portfolio, Danisco is a world leader in food ingredients, enzymes and bio-based solutions. Using nature's own materials, science and the knowledge of our 9,500 people, we design and deliver bio-based ingredients that meet market demand for healthier and safer products. Danisco's ingredients are used globally in a wide range of industries – from bakery, dairy and beverages to animal feed, laundry detergents and bioethanol – offering functional, economic and environmental benefits. Headquartered in Denmark and operating from more than 120 locations, Danisco's key focus is to become our customers' First choice and a truly market-driven global business. In addition, we have one of the most efficient sugar production platforms in Europe. Find out more at www.danisco.com

Published by Danisco A/S, Communications, Langebrogade 1, PO Box 17, DK-1001 Copenhagen K
Tel.: +45 32 66 20 00 • Fax: +45 32 66 21 75 • info@danisco.com • www.danisco.com

 9.

DANISCO

First you add knowledge...

Text size: A A

4 September 2008 - 10:34

Latest in enzyme technology boosts performance of pigs and poultry fed DDGS

Pig and poultry producers looking for lower feed costs with distillers dried grains with solubles (DDGS) can use the latest developments in enzyme technology reported Dr Alexandre Péron at the 42nd University of Nottingham Feed Conference, UK, 3-4 September 2008.

As feed costs continue to escalate, by-products from the food and fuel ethanol industries can provide alternative, more cost- effective ingredient options for the nutritionist. The use of DDGS in animal feed has increased with the growth of the bioethanol industry. Whilst DDGS is potentially a cost effective and valuable feed ingredient, there are certain anti-nutritional factors which can limit its use in pig and poultry feed.

Dr Alexandre Péron, Technical Services Manager, Danisco Animal Nutrition, presented two posters which outlined how the latest developments in enzyme technology can improve the nutrient digestibility of pig and poultry diets containing DDGS.

A trial conducted by Auburn University, USA, showed that adding both a new-generation bacterial phytase (Phyzyme® XP) together with xylanase, amylase and protease enzymes (Avizyme® 1502) to corn-soy based broiler diets containing 10% corn DDGS improved bodyweight gain by 5-12% and feed efficiency by 3-5%.

Similarly in pigs, a trial showed that adding both the new-generation phytase (Phyzyme® XP) together with a highly effective xylanase (Porzyme® 9300) to a corn-soy based diet containing 20% corn DDGS significantly improved digestible energy by 5.6% (175 kcal/kg, 0.73 MJ/kg), ileal amino acid digestibility by 4-8% and increased phosphorus digestibility from 22% to 51%.

For further press information, please contact:

Andrea Barletta,
Global Marketing Director,
Danisco Animal Nutrition

Tel: +44 (0) 1672 517777
Email: andrea.barletta@danisco.com

Julian Cooksley
Account Manager
Kendalls Communications

Tel: +44 (0) 1394 610022
Email: julian.cooksley@kendallscom.co.uk

DANISCO

First you add knowledge...

Text size: A A

5 September 2008 - 10:20

Danisco attends DONG Energy's construction launch

Today sees the start of the construction of DONG Energy's bioethanol plant in Kalundborg. Danisco is among the pre-qualified suppliers of enzymes for the plant which is expected to be ready for the climate summit at the end of 2009.

The Kalundborg plant will produce bioethanol based on second-generation technology, which means that ethanol is produced from for example agricultural residue.

'Danisco has been pre-qualified to supply enzymes for a truly future-oriented plant. We are looking forward to following the development of the plant, which will not only be used for production of sustainable second-generation bioethanol, but also be a place where scientists from educational institutions, engineers from industry and others can meet and inspire each other to focus on a more sustainable development,' says Michael von Bülow, Vice President, Communications, Danisco.

At present, all commercial production of bioethanol is based on first-generation technology, i.e. crops also used for food. The new plant will produce bioethanol by pre-treating straw based on technology from Inbicon, a company owned by DONG Energy, and then degrading it by using enzymes for fermentable sugar, which is then fermented into ethanol that can replace fossil fuels and reduce CO_2 emissions.

More information
Natalie E. Weber, Media Relations Manager, tel.: +45 3266 2927, mobile: +45 2876 5104

Printed Monday, 27 October 2008 from
http://www.danisco.com/cms/connect/corporate/media+relations/news/archive/2008/september/pressrelease_421_en.htm

//.

DANISCO

First you add knowledge...

RECEIVED

2008 NOV -3 A 10:28

Text size: A A

8 September 2008 - 15:29

Danisco chairs symposium on Nutritional Approaches to Digestive Health

On the 2nd October 2008, a one day symposium on the Nutritional Approaches to Digestive Health - Latest Developments will be held at The Royal Society of Medicine (RSM), London, United Kingdom.

The event which has been organised by the RSM and which will be chaired by Dr Julian Stowell, Science Director, Danisco Sweeteners Division, will include key speakers from around the world, who are experts in the area of Digestive Health. The symposium will provide an excellent opportunity for clients to receive extensive input on one of Danisco's key health platforms, namely Digestive Health.

If you are interested in further information or in attending the symposium, please find additional information in the programme and registration form, attached. Alternatively, please contact julian.stowell@danisco.com.

Programme and registration form

Printed Monday, 27 October 2008 from
http://www.danisco.com/cms/connect/corporate/media+relations/news/archive/2008/september/businessupdate_273_en.htm

The ROYAL SOCIETY of MEDICINE

Meeting of the Food & Health Forum

Nutritional approaches to digestive health – latest developments



Thursday 2 October 2008

Max Rayne Auditorium
The Royal Society of Medicine
1 Wimpole Street
London W1G 0AE

Meeting of the Food & Health Forum

Details

Whole day: 9.15 – 4.30pm
CPD: 4 credits
Contact: Chris Brown

Tel: (+44) (0) 20 7290 3943
Fax: (+44) (0) 20 7290 2989
Email: food@rsm.ac.uk

Programme

9.15 am	Registration with tea and coffee
9.45 am	Welcome Dr Marilyn Glenville, President of RSM Food and Health Forum
9.50 am	Chairman's Introduction Dr Julian Stowell, Danisco
10.00 am	Overview of dietary fibre and health Prof Judith Buttriss, Director General, British Nutrition Foundation
10.30 am	Overview of probiotics Dr Philippe Marteau, Lariboisiere Hospital, Paris
11.00 am	Refreshments
11.20 am	Overview of prebiotics Prof Glenn Gibson, Reading University
11.50 am	Application of prebiotics in infant formulae Prof Guenther Boehm, Sophia Children's Hospital, Erasmus University Rotterdam, The Netherlands and Danone Research Centre for Specialised Nutrition
12.20 pm	Summary of morning session, discussion
12.30 pm	Lunch
1.15 pm	Overview of synbiotics Dr Artur Ouwehand, Danisco Health & Nutrition Research Centre, Finland
1.45 pm	Nutritional strategies for colon cancer – a role for pro- and prebiotics? Prof Ian Rowland, Reading University
2.15 pm	Surrogate markers for inflammatory bowel disease – Faecal calprotectin and intestinal permeability Prof Ingvar Bjarnason, Kings College Hospital
2.45 pm	Atypical depression; the immune system, probiotics and clinical application Michael Ash, Nutri Link Ltd
3.15 pm	Refreshments
3.30 pm	A food company perspective on probiotics Dr Jean-Michel Antoine, Danone
4.00 pm	Scientific substantiation of a new prebiotic Dr Julian Stowell, Danisco
4.20 pm	Completion of evaluation forms, summary and discussion
4.30 pm	Close of meeting

Registration information

The ROYAL SOCIETY of MEDICINE

Food & Health Forum
Nutritional approaches to digestive health - latest developments
Thursday 2 October 2008
Venue: Max Rayne Auditorium

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RECEIVED
2008 NOV -3 A 10:28

DANISCO

First you add knowledge...

Text size: A A

10 September 2008 - 16:45

Danisco in Dow Jones Sustainability Indexes

Danisco has been selected for inclusion in the Dow Jones Sustainability indexes for the seventh consecutive year.

Leaders in sustainability
The Dow Jones Sustainability World Index (DJSI World) comprises more than 300 companies that represent the top 10% of the leading sustainability companies out of the biggest 2500 companies in the Dow Jones World Index. Read more about the Dow Jones Sustainability World Indexes.

Benchmark against other companies
'The indexes are important because they enable us to measure our performance against other global companies. They are not only of value to investors but also other stakeholders. Some of our major customers are listed on the indexes, and our high ranking makes us more attractive as a first choice supplier,' says Soren Vogelsang, VP of Sustainable Development.

Selected as the only food ingredients supplier
Companies are selected on their financial, social and environmental performance. Out of the 53 companies listed in the Dow Jones World food and beverage sector only 7 companies are chosen for the sustainability indexes, with Danisco being the only business-to-business supplier.

The evaluation of Danisco's social and environmental performance is published in our new Sustainability Report.

Printed Monday, 27 October 2008 from
http://www.danisco.com/cms/connect/corporate/media+relations/news/archive/2008/september/businessupdate_274_en.htm

EXECUTIVE BOARD
Notice no. 12/2008

DANISCO 13.

First you add knowledge...

Danisco A/S
Langebrogade 1
P.O. Box 17
1001 Copenhagen K
Tel. +45 3266 2000
Fax +45 3266 2175
www.danisco.com
info@danisco.com

16 September 2008

Divestment of Direvo Biotech AG to Bayer HealthCare

Direvo Biotech AG today announced the sale of its biopharmaceuticals business to Bayer HealthCare for EUR 210 million in an all cash deal.

Danisco Venture, Danisco's corporate venture fund, sells its 10.6% stake in Direvo Biotech AG to Bayer HealthCare. The transaction contributes around DKK 100 million after tax to Danisco's result and increases our 2008/09 profit expectations for the Group before share-based payments from around DKK 900 million to around DKK 1.0 billion.

A full update of Danisco's expectations for 2008/09 will be included in our Q1 earnings release on 18 September 2008.

Danisco Venture has invested in companies in possession of technologies of strategic importance to Danisco A/S. With the strengthening of the technology portfolio through the acquisitions of Genencor and Rhodia Food Ingredients, Danisco Venture is no longer actively seeking new investments in new venture companies, but will continue to develop existing portfolio companies in order to maximise the value for Danisco financially.

Direvo Industrial Biotechnology GmbH, a wholly-owned subsidiary of Direvo Biotech AG, is not part of the transaction and has been sold in a separate transaction, where Danisco Venture has acquired a 9.6% stake.

The transaction is subject to certain closing conditions and final closing is expected at the end of September 2008.

For further information, please see www.direvo.com and www.bayer.com.

Yours faithfully

Tom Knutzen
CEO

For further information, please contact:
Investor Relations, tel.: +45 3266 2912, investor@danisco.com
Media Relations, tel.: +45 3266 2913, info@danisco.com

About Danisco
With a rich and innovative portfolio, Danisco is a world leader in food ingredients, enzymes and bio-based solutions. Using nature's own materials, science and the knowledge of our 9,500 people, we design and deliver bio-based ingredients that meet market demand for healthier and safer products. Danisco's ingredients are used globally in a wide range of industries – from bakery, dairy and beverages to animal feed, laundry detergents and bioethanol – offering functional, economic and environmental benefits. Headquartered in Denmark and operating from more than 120 locations, Danisco's key focus is to become our customers' First choice and a truly market-driven global business. In addition, we have one of the most efficient sugar production platforms in Europe. Find out more at www.danisco.com

EXECUTIVE BOARD
Notice no.: 13/2008

DANISCO

First you add knowledge...

14.

Danisco A/S
Langebrogade 1
P.O. Box 17
1001 Copenhagen K
Denmark
Tel. +45 3266 2000
Fax +45 3266 2175
www.danisco.com
info@danisco.com

16 September 2008

GOODYEAR

GENENCOR®
A Danisco Division

Genencor and Goodyear to co-develop renewable alternative to petroleum-derived isoprene

Collaborative research marks a leap forward for the biochemicals market segment and the bio-based economy

Genencor, a division of Danisco A/S, and The Goodyear Tire & Rubber Co. today announced a research collaboration to develop a breakthrough bio-based process for producing isoprene using renewable raw materials.

Goodyear and Genencor are developing BioIsoprene™, a revolutionary bio-based alternative for the petroleum-derived chemical compound isoprene. BioIsoprene™ can be used for the production of synthetic rubber – which in turn is an alternative to natural rubber – and other elastomers. The development of BioIsoprene™ could make the tyre and rubber industry less dependent on oil-derived products, such as synthetic rubber made from petroleum-derived isoprene monomer.

Danisco bases its investment on conservative estimates, placing the annual world market potential for high purity isoprene at a value of USD 1-2 billion. BioIsoprene™ will address this market as a renewable and cost-competitive alternative to petroleum-derived isoprene which is currently used in the production of synthetic rubber for tyre applications, adhesives, elastomers and other styrene applications.

Genencor plans to manufacture and supply Goodyear with BioIsoprene™ through a strategic supply arrangement. Goodyear is one of the world's largest users of isoprene for the production of synthetic rubber and other elastomers. Sales of BioIsoprene™ by Genencor to third parties are also anticipated for all market applications of high purity isoprene.

Danisco and Goodyear have been investing jointly for more than a year to validate the project, establish the teams and secure intellectual property assets. To date, our technical progress has exceeded expectations. Over the next three years, Danisco will invest approximately USD 50 million to continue technology development, scale-up and deliver manufacturing cost targets. Additional investments to establish pilot plant operations and manufacturing infrastructure are expected. We expect technical readiness by 2010 and commission of the first large-scale manufacturing plant by 2012. Key technical and commercial accomplishments will be communicated as the effort progresses.

For Goodyear, a bio-based alternative to synthetic rubber would be an important advancement as the company seeks innovative approaches to addressing raw material needs. The company is committed to reducing its carbon footprint, and BioIsoprene™ produced from renewable materials will help achieve this goal.

'We truly see this as a unique opportunity that is consistent with our culture of innovation and industry leadership,' says Jean-Claude Kihn, Goodyear's Chief Technology Officer. 'Since synthetic rubber is a critical component to our products, we are very excited to be working on this renewable alternative with Genencor.'

For Danisco and its Genencor division, BioIsoprene™ is part of its strategic focus to build bio-based systems for biochemical and biofuel production. The Genencor division is critical to unlocking this potential, because it has a long track record as a pioneer in industrial biotechnology and continues to deliver breakthrough bio-based solutions across industries. An example is the joint initiative with DuPont that led to the development of an advanced bioprocess to produce 1.3 propanediol, now sold as Sorona™ produced by DuPont and Tate & Lyle. The project earned the US Presidential Green Chemistry Challenge Award in 2003.

'Danisco sees this announcement as a major leap towards a bio-based future driven by renewable resources,' adds Tom Knutzen, CEO of Danisco. 'Our Genencor division is one of the leading forces in industrial biotechnology and, once again, proves that with this project. Today's announcement joins our recent joint venture with DuPont on cellulosic ethanol as another important milestone in changing the strategic profile of our company by capturing a bigger part of the value chain in these exciting markets.'

Danisco will host a conference call at 3 pm (CET) today for shareholders, investors and the media. A slide presentation for this event will be accessible under Investor Relations at www.danisco.com.

Yours faithfully

Tom Knutzen
CEO

For further information, please contact:
Danisco Investor Relations: Julie Quist, tel.: +45 3266 2925, investor@danisco.com
Danisco Media Relations: Natalie E. Weber, tel.: +45 3266 2927, natalie.weber@danisco.com
Genencor Media (Europe): Francis Stalder, tel.: +31 71 56 86 304, francis.stalder@danisco.com
Goodyear: Scott Baughman, tel.: +1 330 796 1136, sbaughman@goodyear.com
Goodyear: Rob Whitehouse, tel.: +1 330 796 8517, robwhitehouse@goodyear.com

About Genencor
Genencor, a division of Danisco A/S, is a world leader in industrial biotechnology and a pioneer in enzyme innovation and systems biology. Genencor improves process and product performance for a spectrum of industries, from biofuels and laundry detergents to animal nutrition and food. As part of a global organisation, Genencor's manufacturing and distribution network spans more than 40 countries. In collaboration with customers, technology leaders and other stakeholders, Genencor supplies competitive, bio-based solutions. These innovations create value throughout the supply chain, from raw material to finished product, while building the low-carbon economy.

To find out more about BioIsoprene™, visit www.genencor.com, or contact Richard LaDuca, Senior Director Business Development at tel. +1 650 846 7537.

About Goodyear
Goodyear is one of the world's largest tyre companies. Fortune magazine named Goodyear the World's Most Admired Motor Vehicle Parts Company in its 2008 list of the World's Most Admired Companies. The publication ranked Goodyear no. 1 in innovation, people management, use of assets and global orientation. The company is also listed on Forbes magazine's list of the Most Trustworthy Companies in America and CRO magazine's ranking of the 100 Best Corporate Citizens. Goodyear employs about 70,000 people and manufactures its products at more than 60 facilities in 25 countries around the world. For more information about Goodyear, go to www.goodyear.com/corporate.

About Danisco
With a rich and innovative portfolio, Danisco is a world leader in food ingredients, enzymes and bio-based solutions. Using nature's own materials, science and the knowledge of our 9,500 people, we design and deliver bio-based ingredients that meet market demand for healthier and safer products. Danisco's ingredients are used globally in a wide range of industries – from bakery, dairy and beverages to animal feed, laundry detergents and bioethanol – offering functional, economic and environmental benefits. Headquartered in Denmark and operating from more than 120 locations, Danisco's key focus is to become our customers' First choice and a truly market-driven global business. In addition, we have one of the most efficient sugar production platforms in Europe. Find out more at www.danisco.com.

15.

DANISCO

First you add knowledge...

Text size: A A

18 September 2008 - 11:16

Announcement of results for Q1

Announcement of results for Q1 2008/09 (1 May - 31 July 2008)

Notice no. 14/2008

Solid top-line momentum
In Q1 2008/09, Danisco recorded 9% organic growth Y/Y, well ahead of our long-term target. Genencor, Enablers and Cultures saw solid top-line momentum. In spite of disappointing Sweeteners performance, EBIT was in line with our expectations. We upgrade our group profit estimate on the back of an after-tax gain of around DKK 100 million from divesting our venture company Direvo.

CEO Tom Knutzen comments: 'Q1 has been another eventful quarter for Danisco as we continue to implement our strategy. We have found an attractive buyer for Sugar, we have announced another exciting collaboration in the field of industrial biotech – namely with Goodyear – we are accelerating growth in most of our businesses, and we have been given the go-ahead to acquire Abitec, thus further strengthening our market leadership within food ingredients. We feel confident we are moving in the right direction.'

Highlights

- Satisfactory top-line performance; 9% organic growth for the Group exceeded Danisco's long-term targets.
- Key organic growth contributors included Genencor (+13% Y/Y) and Enablers (+13% Y/Y); Cultures also maintained its solid top-line momentum.
- Group EBIT performance as we expected despite disappointing earnings in Sweeteners.
- Our newly announced Goodyear collaboration reinforces our biochemicals strategy – and our joint venture with DuPont is making good progress.
- The sale of our stake in venture company Direvo triggers a DKK 100 million upgrade in our outlook for group profit for the period.
- In August, Danisco's shareholders approved the Board of Directors' proposal to divest Sugar to Nordzucker. The process of filing for approval with competition authorities is in its concluding stage.
- We will initiate a share buyback programme of DKK 1.0 billion once we have closed the Sugar transaction, after which we will review our capital structure.

RECEIVED 2008 NOV -3 A 10:23

Outlook for 2008/09
Based on overall strong Q1 performance and the acquisition of Abitec, we lift our revenue estimate to DKK 13.0 billion (previously DKK 12.6 billion). We maintain our EBIT outlook for the Group, excluding Sugar for 2008/09. Our Bio Chemicals Projects estimates are also unchanged, as are our underlying assumptions regarding Sugar. Due to an after-tax gain of around DKK 100 million relating to Direvo, we upgrade our outlook for profit after tax before share-based payments to DKK 1.0 billion (previously DKK 900 million).

For the full results, download the PDF reports:

Q1 report in English

Q1 report in Danish

Printed Monday, 27 October 2008 from
http://www.danisco.com/cms/connect/corporate/media+relations/news/archive/2008/september/investor_266_en.htm

DANISCO

First you add knowledge...



18 September 2008
Announcement of Results for Q1 2008/09
(1 May 2008 - 31 July 2008)

Contents

About Danisco

With a rich and innovative portfolio, Danisco is a world leader in food ingredients, enzymes and bio-based solutions. Using nature's own materials, science and the knowledge of our 9,500 people, we design and deliver bio-based ingredients that meet market demand for healthier and safer products. Danisco's ingredients are used globally in a wide range of industries – from bakery, dairy and beverages to animal feed, laundry detergents and bioethanol – offering functional, economic and environmental benefits. Headquartered in Denmark and operating from more than 120 locations, Danisco's key focus is to become our customers' First choice and a truly market-driven global business. In addition, we have one of the most efficient sugar production platforms in Europe. Find out more at www.danisco.com.

Executive Board
Notice no.: 14/2008

DANISCO

First you add knowledge...

Danisco A/S
Langebrogade 1
P.O.Box 17
DK-1001 Copenhagen K
Tel. +45 3266 2000
Fax +45 3266 2175
www.danisco.com
info@danisco.com

Announcement of Results for Q1 2008/09
1 May 2008– 31 July 2008

18 September 2008

Solid top-line momentum

In Q1 2008/09, Danisco recorded 9% organic growth Y/Y, well ahead of our long-term target. Genencor, Enablers and Cultures saw solid top-line momentum. In spite of disappointing Sweeteners performance, EBIT was in line with our expectations. We upgrade our group profit estimate on the back of an after-tax gain of around DKK 100 million from divesting our venture company Direvo.

CEO Tom Knutzen comments: 'Q1 has been another eventful quarter for Danisco as we continue to implement our strategy. We have found an attractive buyer for Sugar, we have announced another exciting collaboration in the field of industrial biotech – namely with Goodyear – we are accelerating growth in most of our businesses, and we have been given the go-ahead to acquire Abitec, thus further strengthening our market leadership within food ingredients. We feel confident we are moving in the right direction.'

Highlights

- Satisfactory top-line performance; 9% organic growth for the Group exceeded Danisco's long-term targets.
- Key organic growth contributors included Genencor (+13% Y/Y) and Enablers (+13% Y/Y); Cultures also maintained its solid top-line momentum.
- Group EBIT performance as we expected despite disappointing earnings in Sweeteners.
- Our newly announced Goodyear collaboration reinforces our biochemicals strategy – and our joint venture with DuPont is making good progress.
- The sale of our stake in venture company Direvo triggers a DKK 100 million upgrade in our outlook for group profit for the period.
- In August, Danisco's shareholders approved the Board of Directors' proposal to divest Sugar to Nordzucker. The process of filing for approval with competition authorities is in its concluding stage.
- We will initiate a share buyback programme of DKK 1.0 billion once we have closed the Sugar transaction, after which we will review our capital structure.

Outlook for 2008/09

Based on overall strong Q1 performance and the acquisition of Abitec, we lift our revenue estimate to DKK 13.0 billion (previously DKK 12.6 billion). We maintain our EBIT outlook for the Group, excluding Sugar for 2008/09. Our Bio Chemicals Projects estimates are also unchanged, as are our underlying assumptions regarding Sugar. Due to an after-tax gain of around DKK 100 million relating to Direvo, we upgrade our outlook for profit after tax before share-based payments to DKK 1.0 billion (previously DKK 900 million).

For further detail, please refer to page 14 of this report.

Key figures and financial ratios

(DKKm)	Q1 2008/09	Q1 2007/08	YTD 2008/09	YTD 2007/08
Income statement				
Revenue	3,235	3,127	3,235	3,127
EBITDA before special items	571	617	571	617
Operating profit before special items (EBIT)	403	448	403	448
Special items	(6)	-	(6)	-
Operating profit	397	448	397	448
Income from joint ventures	(9)	-	(9)	-
Net financial expenses	(45)	(68)	(45)	(68)
Profit before tax	343	380	343	380
Profit from continuing operations	230	259	230	259
Profit from discontinued operations	41	534	41	534
Profit for the period	271	793	271	793
Profit attributable to equity holders of the parent	265	785	265	785
Revenue				
Food Ingredients	2,274	2,235	2,274	2,235
Genencor	966	901	966	901
Eliminations	(5)	(9)	(5)	(9)
Total	**3,235**	**3,127**	**3,235**	**3,127**
Operating profit before special items (EBIT)				
Food Ingredients	336	311	336	311
Genencor	112	155	112	155
Corporate costs and Central R&D	(36)	(39)	(36)	(39)
Subtotal	**412**	**427**	**412**	**427**
Share-based payments	(9)	21	(9)	21
Total	**403**	**448**	**403**	**448**
Cash flow, continuing operations				
Cash flow from operating activities	82	398	82	398
Cash flow from investing activities	(118)	(100)	(118)	(100)
Free cash flow	**(36)**	**298**	**(36)**	**298**
Balance sheet				
Total assets	27,587	28,038	27,587	28,038
Equity attributable to equity holders of the parent	12,700	13,295	12,700	13,295
Equity	12,988	13,601	12,988	13,601
Net interest-bearing debt	8,830	8,077	8,830	8,077
Net operating assets, continuing operations	9,386	9,306	9,386	9,306
Invested capital, continuing operations	16,744	17,082	16,744	17,082
Return on capital (%)				
Return on invested capital (ROIC), continuing operations	8.3	8.1	8.3	8.1
Return on equity (ROE)	5.7	11.2	5.7	11.2
NIBD/EBITDA ratio	2.8	3.5	2.8	3.5
Number of shares*				
Diluted average number of shares	47,528	48,867	47,528	48,867
Diluted number of shares at period-end	47,522	48,485	47,522	48,485
Earnings per share (DKK)*				
Diluted earnings per share	5.60	16.06	5.60	16.06
Diluted earnings per share before special items and discontinued operations	4.74	5.12	4.74	5.12
Diluted cash flow per share	1.73	8.14	1.73	8.14
Diluted book value per share	267	274	267	274
Share price				
Market price per share (DKK)	329	408	329	408
Market capitalisation (DKK million)	15,633	19,805	15,633	19,805

*) The effect of Danisco's programmes for share options has been included in the diluted values.

Group overview

Strategy and organisation

Reorganisation and Sugar divestment impacting reporting structure

The present Q1 2008/09 report differs from our 2007/08 financial reports for two main reasons. Firstly, in July 2008 we announced the divestment of our sugar activities to Nordzucker. The sale was approved by our shareholders at the subsequent Annual General Meeting, and we are now only awaiting the formal go-ahead from the relevant authorities in a string of countries. The process of filing for approval with competition authorities is in its concluding stage. Secondly, in June 2008, we announced an updated strategy for Danisco – Becoming first choice – which included a reorganisation of the company on the ingredients side, the establishment of a Bio Chemicals platform, as well as updated targets and financial milestones.

Bio Chemicals Projects discussed separately

This means that our figures are now presented differently from the 2007/08 reports. Sugar is now shown as 'Profit from discontinued operations', whereas before it was fully consolidated. Meanwhile, the continuing business is now encompassing two new segments – Food Ingredients (including the two clusters Enablers and Bio Actives) and our enzyme and industrial biotech business Genencor. We also include a separate chapter on our Bio Chemicals Projects (BCP) to allow for more clarity regarding these Genencor activities. Note that our partnership with DuPont is accounted for as a joint venture, whilst our collaboration with Goodyear is shown above the EBIT line as part of the Genencor segment.

Restated figures for 2007/08 were published in August 2008

This new reporting structure was discussed in some detail already in our 2007/08 Annual Report, and in August we published detailed, restated accounts for 2007/08 according to the new structure – please refer to our Stock Exchange Notice no. 11/2008 for further details. Throughout this report, we discuss Y/Y developments on a fully comparable, like-for-like basis.

Group financials

Group organic growth 9%

In Q1 2008/09, Danisco reported revenue of DKK 3.2 billion, reflecting 9% organic top-line growth Y/Y, or 3% growth in DKK terms. Emulsifiers, Genencor and Cultures were all strong growth contributors, and Gums & Systems recorded mid-single digit growth rates, with Sweeteners being the one segment to report negative top-line growth for the period. Overall, group revenue came off to a good start to the financial year.

Profit from continuing business

(DKKm)	Q1 2008/09	Q1 2007/08	YTD 2008/09	YTD 2007/08
Revenue	3,235	3,127	3,235	3,127
EBIT before BCP*, share-based payments and special items	**419**	**428**	**419**	**428**
EBIT BCP	(6)	-	(6)	-
Total	**413**	**428**	**413**	**428**
Share-based payments	(9)	21	(9)	21
Special items	(6)	-	(6)	-
Operating profit	**397**	**449**	**397**	**449**
Income from joint ventures	(9)	-	(9)	-
Net financial expenses	(45)	(68)	(45)	(68)
Profit before tax	**343**	**380**	**343**	**380**
Tax	(113)	(122)	(113)	(122)
Profit from continuing business	**230**	**258**	**230**	**258**

* Bio Chemical Projects (BCP)

Enablers margins recovering well

EBIT before share-based payments came in at DKK 412 million for the period. Excluding the impact of Bio Chemicals Projects of DKK 6 million, this corresponded to a margin of 12.9% in Q1 (last year 13.7%). Sweeteners aside, all business areas performed broadly in line with or ahead of our EBIT expectations for the period. Our Enablers cluster showed particularly strong recovery Y/Y mainly due to Emulsifiers as we are gradually succeeding in our efforts to recover higher input costs through price increases. Meanwhile, currency movements continued to have a negative impact on our results.

Bio Chemicals Projects – covering our two projects with DuPont and Goodyear – recorded total costs of DKK 19 million for the period, of which DKK 13 million (DKK 9 million after tax) relates to our joint venture with DuPont and is accounted for as a joint venture.

The USD and currencies that correlate with the USD, depreciated by 13% Y/Y and translated into a reduction of an estimated DKK 30 million on the EBIT line.

Our corporate costs and central R&D spend came in slightly below last year. Within central R&D, which covers cross-divisional activities that cannot be attributed to one single business segment, we are focusing on initiatives within several identified growth areas, some of which include:

- BioHorizons which focuses on applying our biotech capabilities into new areas
- Health & Nutrition projects beyond our existing Cultures and Sweeteners portfolios
- Cross-segment, technology platform projects within food application

Special items came in at a net cost of DKK 6 million mainly relating to our Bratislava financial shared service centre, the start-up of which has developed highly satisfactorily.

Net financial costs for continuing operations totalled DKK 45 million against DKK 68 million in Q1 2007/08 reflecting Danisco's lower level of net debt. Danisco Sugar's debt is mainly contributed internally from the parent company. The interest allocated to Sugar under discontinued operations represents the debt charges on intercompany debt, as well as minor external debt in Danisco Sugar.

Direvo stake divested at after-tax gain of around DKK 100 million

As part of our strategy to exit our historical venture investments, we have agreed to divest our stake in Direvo to Bayer HealthCare. This will result in an after-tax gain of approximately DKK 100 million for FY 2008/09.

Taxes came in at DKK 113 million for the period. The higher tax rate vs. earlier periods reflects the fact that Sugar – where most of our earnings stem from Nordic countries with a relatively low tax rate – is no longer part of our ongoing business.

Minorities came in at DKK 6 million for the period. In addition to Sugar's minorities, these reflect a couple of small Asian subsidiaries within Food Ingredients.

Discontinued operations – i.e. Sugar – contributed DKK 41 million for the period on an after-tax basis in line with our expectations.

Initiating share buyback once Sugar deal is closed

Danisco closed the quarter with a net debt of DKK 8.8 billion. We will initiate a share buyback of DKK 1.0 billion once we have closed the Sugar transaction, after which we will review our capital structure.

Last year's NWC positively impacted by Flavours

Capital expenditure came in at DKK 166 million for the period, in line with our expectations. The Y/Y decline in free cash flow for the period was primarily caused by a lower cash flow from operating activities. Last year's net working capital was positively impacted by around DKK 150 million relating to Flavours (which has since been divested), which explains the lion's share of the Y/Y change in net

working capital. Current inventory levels are negatively impacted by high xylitol volumes in stock.

Change in equity

Consolidated equity grew from DKK 12,542 million to DKK 12,988 million affected by the result for the period of DKK 271 million, as well as market valuation of instruments hedging future transactions, net DKK 175 million, or DKK 446 million in total.

Food Ingredients

(DKKm)	Q1 2008/09	Q1 2007/08	YTD 2008/09	YTD 2007/08
Revenue				
Enablers	1,390	1,301	1,390	1,301
Bio Actives	884	934	884	934
Eliminations	-	-	-	-
Total	**2,274**	**2,235**	**2,274**	**2,235**
Growth (%)	2	1	2	1
Organic growth (%)	7	3	7	3
EBITDA	**446**	**424**	**446**	**424**
EBITDA margin (%)	19.6	19.0	19.6	19.0
EBIT				
Enablers	192	153	192	153
Bio Actives	144	158	144	158
Total	**336**	**311**	**336**	**311**
EBIT margin (%)	14.8	13.9	14.8	13.9
RONOA (%)	**18.5**	**18.9**	**18.5**	**18.9**
Net working capital	2,674	2,541	2,674	2,541
Net non-current assets	3,476	3,632	3,476	3,632
Net operating assets	6,150	6,173	6,150	6,173
Goodwill	3,869	4,012	3,869	4,012
Invested capital	10,019	10,185	10,019	10,185

Food Ingredients recorded 7% organic growth, driven by Enablers

In Q1 2008/09, Danisco's Food Ingredients segment posted 7% organic growth Y/Y, thus exceeding our long-term target for this segment. Top-line performance came in ahead of our expectations in all major business areas aside from Sweeteners. At 14.8%, Food Ingredients recorded an EBIT margin expansion of 0.9 percentage points Y/Y despite a challenging input cost environment and notably lower profitability in Sweeteners.

Product clusters

Enablers

(DKKm)	Q1 2008/09	Q1 2007/08	YTD 2008/09	YTD 2007/08
Revenue	**1,390**	**1,301**	**1,390**	**1,301**
Growth (%)	7	-	7	-
Organic growth (%)	13	1	13	1
EBIT	**192**	**153**	**192**	**153**
EBIT margin (%)	13.8	11.8	13.8	11.8

Our Enablers cluster achieved 13% average organic growth over the quarter. The cluster's EBIT margin came in at 13.8%, a 2.0 percentage point margin expansion Y/Y.

Substantial top-line growth in Emulsifiers

Emulsifiers performed particularly well over the quarter with solid double-digit organic growth rates in all major markets driven by a more favourable pricing environment. We are satisfied with the progress we have had in our efforts to pursue compensation for higher raw material costs. However, we still face the challenge of securing further price increases in the coming months in order to defend our profits going forward. Towards the end of the quarter, we saw a decline in the price of certain raw materials, the market for which continues to be highly

volatile. However, in absolute terms, our Enablers raw material costs still remain substantially higher Y/Y.

Abitec acquisition approved

We have now received approval by the relevant authorities to acquire Abitec, the emulsifier arm of Associated British Foods. We are currently consulting employees and other stakeholders regarding the company's future structure and look forward to integrating Abitec into Danisco as we expect the acquisition to further support our ability to meet the demands of our customers and create further growth opportunities. Abitec will be consolidated into Danisco's accounts with effect from 1 September 2008.

Gums & Systems sees growth picking up

Gums & Systems also developed well over the quarter, growing organically at mid-single digit rates, driven by decent volumes and some price increases particularly in North America and Eastern Europe. Pectin performed particularly well this quarter across all major regions. We anticipate further price increases for Gums & Systems over the coming year since we have not yet recovered cost increases relating to input costs including energy.

Bio Actives

(DKKm)	Q1 2008/09	Q1 2007/08	YTD 2008/09	YTD 2007/08
Revenue	**884**	**934**	**884**	**934**
Growth (%)	(5)	3	(5)	3
Organic growth (%)	(1)	6	(1)	6
EBIT	**144**	**158**	**144**	**158**
EBIT margin (%)	16.3	16.9	16.3	16.9

Our Bio Actives cluster – encompassing our Cultures and Sweeteners activities – posted flat organic sales exclusively due to the challenges we are facing in Sweeteners. The EBIT margin came in at 16.3% against 16.9% in Q1 2007/08 despite good advances in Cultures.

Continued strong momentum in Cultures

Cultures grew organically at high single-digit rates, with particularly strong momentum in North America and in the ASPAC region. Both price and volume contributed well to the continued solid momentum in Cultures. Growth was fairly broad-based across the product areas although dietary supplements grew especially well over the quarter. In August 2008, Cultures announced that it had partnered with Stonyfield Farm, the world's largest organic yoghurt producer, to supply probiotics.

Sweeteners recording sharp decline in top line and profits

Sweeteners, on the other hand, saw an equally large drop in organic growth. We recorded good momentum for Litesse®, which won FDA approval in 2007, thus supporting our Health & Nutrition strategy. Fructose sales declined due to increased competition, but the sizeable decline in Sweeteners' top line was primarily due to the xylitol situation that we discussed in our previous financial report. The 17% decline in xylitol revenue had a significant negative impact on our earnings for the division and was driven by a combination of price and volume decline.

Meanwhile, the underlying market drivers for xylitol remain attractive. We expect the market to continue to grow, offering continued opportunities for our xylitol business even if we have recently conceded market share. Our cost structure remains the most efficient in the industry allowing us a still-acceptable margin even at lower prices, which confirms our confidence in the long-term outlook for our xylitol business despite the current headwind that we are facing. An internal task force is focusing on identifying new areas of application and is starting to see the initial positive results of its efforts. Meanwhile, we have reduced our daily production levels in order to stop further inventory build-ups.

For a geographic breakdown of our group revenues, please refer to page 25.

Genencor

(DKKm)	Q1 2008/09	Q1 2007/08	YTD 2008/09	YTD 2007/08
Revenue				
Genencor division	966	901	966	901
Bio Chemical Projects	-	-	-	-
Total	**966**	**901**	**966**	**901**
Growth (%)	7	2	7	2
Organic growth (%)	13	5	13	5
EBITDA	**166**	**208**	**166**	**208**
EBITDA margin (%)	17.2	23.1	17.2	23.1
EBIT				
Genencor division	118	155	118	155
Bio Chemical Projects	(6)	-	(6)	-
Total	**112**	**155**	**112**	**155**
EBIT margin (%)	11.6	17.2	11.6	17.2
Joint venture before tax	(13)	-	(13)	-
RONOA (%)	**15.5**	**18.3**	**15.5**	**18.3**
Net working capital	1,136	974	1,136	974
Net non-current assets	2,027	2,051	2,027	2,051
Net operating assets	3,163	3,025	3,163	3,025
Goodwill	3,489	3,764	3,489	3,764
Invested capital	6,652	6,789	6,652	6,789

Genencor posted strong top-line growth in Q1 2008/09, driven especially by good volumes. Organic growth came in at 13%, thereby exceeding our long-term growth target for the segment, and was fairly broad-based in terms of geography, albeit with particularly good demand in the developed markets.

Strong top-line growth in feed and bioethanol enzymes

Among the strongest top-line performers were, once again, Feed and Bioethanol. Both business areas continued to show significant double-digit organic growth rates Y/Y. Genencor's Feed segment continued to gain market share and remains a star performer in all regions as high raw material prices continue to push up demand for value-creating feed enzymes. Regarding enzymes for bioethanol production, Genencor continued to defend its market position in the fast-growing, all-important North American market during Q1 2008/09. Demand for first-generation bioethanol enzymes outside of North America remains negligible.

During Q1 2008/09, Textiles, Food, Grain Processing and a wide range of other enzyme application segments recorded organic growth at generally satisfactory rates. The overall textile market is going through a period of market contraction primarily due to current fashion trends, but we are focusing on promising new initiatives within this area. Our food enzymes business is making steady improvements in its product offering.

Negative mix in F&HC impacting margins

Fabric & Household Care recorded a decline in organic top-line growth. We saw an acceleration of the shift among several of our key accounts towards the less specialised, value segments of the protease market, with healthy volume increases due to increased enzyme usage failing to fully compensate for lower average prices. The mix trend had a negative effect on our margins within this business area, and we do not expect this trend to revert in the immediate future. Meanwhile, we are further scaling up our efforts to strengthen our F&HC portfolio.

In absolute terms, Genencor's EBIT was slightly below our expectations. Increased R&D spend made a negative contribution to our margin. Meanwhile, the sharp revenue increase in feed vs. the lack of progress in Fabric & Household Care also had a negative product mix impact on Genencor's EBIT margin, which came in at 12.2% against 17.2% last year, excluding Bio Chemicals Projects.

As part of Danisco's agreement with Nordzucker on the divestment of Danisco Sugar, we have transferred the BBA (barley-based beta-amylase) enzyme facility at Jokioinen, Finland, to Genencor. The effect on Genencor's results will likely be minor since Jokioinen sales were already being handled by Genencor.

Please refer to our group geographic revenue breakdown shown on page 25.

Bio Chemicals Projects

DuPont Danisco Cellulosic Ethanol progressing well

Genencor's biochemicals pipeline progressed well over the quarter. Our partnership with DuPont on the development of integrated solutions for second-generation bioethanol, which we announced in May 2008, entered into a strategic, innovative collaboration with the University of Tennessee, USA, and took the first steps towards constructing a fast-track pilot facility and state-of-the-art R&D facility in North America. We are excited about this unique collaboration which will focus on two key substrates. The pilot plant will initially process western Tennessee corn cobs to ethanol and then optimise its technology for switchgrass to ethanol conversion. University of Tennessee is investing around USD 40 million into the project.

Goodyear collaboration addressing multi - billion USD market

On 16 September 2008, we announced another innovative research collaboration within biochemicals, targeting the pressing need to move towards a low-carbon economy. In collaboration with Goodyear, one of the world's largest tyre companies, Genencor is addressing a multi-billion USD market by developing BioIsoprene™, a renewable, bio-based, and low-cost alternative to petroleum-derived isoprene. BioIsoprene™ can be used for the production of synthetic rubber – which in turn is an alternative to natural rubber – and other elastomers. Danisco and Goodyear have been investing jointly for more than a year to validate the project and secure intellectual property rights, and so far technical progress has exceeded expectations.

Genencor targeting a greater part of the value chain

The collaboration is another important milestone in changing the strategic profile of our company by capturing a bigger part of the value chain in exciting markets. Over the next three years, Danisco will invest approximately USD 50 million to continue technology development, scale-up and deliver manufacturing cost targets. We expect technical readiness by 2010 and commission of our first large-scale manufacturing plant by 2012.

If successful, Genencor will manufacture and supply Goodyear with BioIsoprene™ through a strategic supply arrangement; sales of BioIsoprene™ by Genencor to third parties are also anticipated for all market applications of high purity isoprene.

Discontinued operations

Discontinued operations reflects Danisco Sugar A/S. In Q1 2007/08, discontinued operations included the now-divested Flavours with two months, as well as the gain on the sale of that business.

Danisco Sugar

Performance in line with our expectations

Discontinued operations – i.e. Danisco Sugar – performed in line with our expectations over the quarter. Sugar posted revenue of DKK 1.7 billion, a slight increase Y/Y, whilst EBIT came in at DKK 102 million against DKK 151 million in Q1 last year, due to the impacts of the ongoing EU sugar reform.

Anklam opening successful

Sugar recently announced the opening of its bioethanol facility in Anklam, Germany, thus addressing a promising market opportunity. The start-up of the Anklam facility progressed well.

Now awaiting regulatory approval of our deal with Nordzucker

At Danisco's Annual General Meeting in August 2008, our shareholders voted overwhelmingly in favour of our Board of Directors' proposal to divest Danisco Sugar to Nordzucker. Subsequently, we have been filing with relevant competition authorities in a number of markets and are now in the concluding phase of completing the filing. The timing of gaining approval for the proposed transaction depends on the legal procedures in these markets. Our own assessment is that we should be able to close the deal by the beginning of the calendar year 2009.

Outlook for 2008/09

Assumptions underlying the outlook for 2008/09

Our group outlook for operations for the financial year 2008/09 is based on the current energy and raw material prices. Our currency and interest rate assumptions are specified below.

In 2008/09, Danisco's result will depend on the timing of closing the sale of Danisco Sugar to Nordzucker. Following the approval of Danisco's shareholders to go ahead with the divestment of Sugar pending approval by the relevant authorities, we now account for our Sugar activities as part of our discontinued operations. For simplicity, our group outlook for 2008/09 still assumes that Danisco Sugar remains part of the Group for the full financial year. Our underlying earnings expectations for Sugar in 2008/09 are unchanged since the outlook that we gave on 23 June 2008. Closing the deal prior to year-end 2008/09 will of course reduce the income from Sugar to the Group.

We upgrade our 2008/09 profit outlook for the Group

Outlook highlights

(DKKm)	Divisions	BCP	Group	Group Previous
Revenue	13,000	-	13,000	19,400
EBIT*	1,450	(50)	1,400	1,850
DDCE JV**		(50)	(50)	(50)
Profit from discontinued operations			250	-
Special items			(50)	(50)
Profit for the period			**1,000**	**900**

* Before share-based payments and special items
** DuPont Danisco Cellulosic Ethanol Company LLC

We expect organic growth of at least 6% (previously around 6%). In addition, we expect Abitec to contribute approximately DKK 150 million in revenue with a neutral EBIT effect. At currency rates as per 31 July 2008, this corresponds to revenue of around DKK 13.0 billion (DKK 12.6 billion).

We expect EBIT (before share-based payments but including corporate costs and central R&D) of around DKK 1.4 billion (unchanged), corresponding to a margin slightly below 11%.

For Food Ingredients, we still expect an EBIT margin contraction. That will be driven by an improved result in Cultures and in Emulsifiers, a broadly unchanged result for Gums & Systems and a substantially lower result for Sweeteners. In Genencor, we expect to see a minor decrease in the EBIT margin, excluding the higher R&D spend of around DKK 50 million relating to Bio Chemicals (see below). We still assume progress in all major enzyme areas except Fabric & Household Care.

Bio Chemicals Projects

In 2008/09, we expect expenses relating to Bio Chemicals Projects to total approximately DKK 100 million (unchanged), half of which will be recognised using the equity method below the EBIT line (DuPont Danisco Cellulosic Ethanol Company LLC), whilst the remaining approximately DKK 50 million (Goodyear) will be booked above the EBIT line as part of Genencor.

Group results

For the Group as a whole, we now expect revenue of around DKK 13.0 billion (previously DKK 12.6 billion excluding Sugar and DKK 19.4 billion including Sugar) and EBIT before share-based payments and special items of around DKK 1.4

billion (previously DKK 1.4 billion excluding Sugar and DKK 1.85 billion including Sugar).

Special items are still expected at a level of up to DKK 50 million in net costs.

The planned divestment of our stake in venture company Direvo to Bayer HealthCare is expected to lead to an after-tax gain of around DKK 100 million for the year recorded under financials.

We expect a tax rate of around 32% before share-based payments, which is higher than our previous estimate due to the planned divestment of Sugar.

Meanwhile, we expect to record profit from discontinued operations – i.e. Sugar – of around DKK 250 million based on unchanged underlying assumptions for the Sugar activities.

We therefore expect to report profit for the Group before share-based payments of around DKK 1.0 billion (previously DKK 900 million).

We still expect a level of CAPEX around DKK 1.0 billion for Danisco excluding Sugar.

Currency and interest assumptions

USD assumptions

The outlook for 2008/09 is based on a USD rate of DKK 4.77 on 31 July 2008, with an average exchange rate in 2007/08 of DKK 5.20. On 17 September 2008, the USD rate was DKK 5.24.

Exchange rate sensitivity

The calculation of sensitivity to changes in the USD rate includes currencies that correlate with the USD. A change in the USD rate of DKK 1.00 and the same relative change in USD-related currencies will cause a change in full-year revenue of around DKK 700 million and in EBIT of around DKK 75 million.

Interest rate sensitivity

At the end of July 2008, the Group's average interest rate duration was 4.3 years and 58% of the Group's loans were based on fixed interest rates. A change in interest rates of 1% on an annual basis would – viewed in isolation – impact the Group's interest expenses by around DKK 40 million.

Risk factors

The forward-looking statements contained in this announcement, including expected revenue and earnings performance, inherently involve risks and uncertainties that could be materially affected by factors such as global economic matters, including interest rate and currency movements, fluctuations in raw material prices, production-related problems, breach or unexpected termination of contracts, price reductions resulting from market-driven price reductions, market acceptance of new products and launches of rivalling products. Danisco is only obliged to update and adjust the stated expectations in so far as this is required by law, including the Danish Securities Trading Act.

Other information

Executive Committee
Stina Bjerg Nielsen, Senior Vice President, Corporate HR, and member of the Executive Committee has accepted a new position outside Danisco A/S and will leave the Group around year-end 2008. A search for her replacement has begun.

Accounting policies etc.
The accounting policies for the Group are unchanged from 2007/08.

In the case of discrepancies between the Danish and English versions of the Announcement of Results, the Danish version prevails.

Share-based payments
For several years Danisco has granted share options to the Executive Board and senior managers to motivate and retain them and encourage common goals with the shareholders.

As resolved at the Annual General Meeting on 20 August 2008, up to 600,000 share options will be issued to the Executive Board and senior managers, totalling some 200 persons, at a share price of DKK 369. Subsequently, the option programme will comprise 2,596,117 shares equivalent to 5.4% of the Company's share capital.

Information meeting
This Announcement of Results is also available at www.danisco.com. The meeting for institutional investors, equity analysts and the press to be held today at 3:00 pm can be followed on the above website.

Financial calendar

Date		Reporting period
17 November	2008	IR quiet period starts for Q2
16 December	2008	Q2 results
19 February	2009	IR quiet period starts for Q3
18 March	2009	Q3 results
25 May	2009	IR quiet period starts for Q4
24 June	2009	Q4 results
20 August	2009	Annual General Meeting
20 August	2009	IR quiet period starts for Q1
17 September	2009	Q1 results
18 November	2009	IR quiet period starts for Q2
16 December	2009	Q2 results

For further information:
Investor Relations, tel.: +45 3266 2912, investor@danisco.com
Media Relations, tel.: + 45 3266 2913, info@danisco.com

Management's statement

We have today approved the interim report for the period 1 May – 31 July 2008 of Danisco A/S.

The interim report, which is unaudited, has been prepared in accordance with IAS 34, Interim Financial Reporting, as adopted by the EU and Danish disclosure requirements governing the interim financial reporting of listed companies.

In our opinion the accounting policies are appropriate and the interim report gives a true and fair view of the Group's assets, liabilities, financial position, results and cash flows.

We believe that the Management's review gives a fair presentation of developments in the Group's activities and finances, results for the period and of the Group's financial position in general as well as a fair description of the most significant risks and uncertainties to which the Group is exposed.

18 September 2008

Board of Directors

Anders Knutsen, Chairman

Jørgen Tandrup, Deputy Chairman

Håkan Björklund

Kirsten Drejer

Lis Glibstrup

Peter Højland

Flemming Kristensen

Bent Willy Larsen

Matti Vuoria

Executive Board

Tom Knutzen, CEO

Søren Bjerre-Nielsen

Mogens Granborg

Income statement 1 May 2008 - 31 July 2008

(DKKm)	Q1 2008/09	Q1 2007/08	YTD 2008/09	YTD 2007/08
Revenue	**3,235**	**3,127**	**3,235**	**3,127**
Cost of sales	(1,908)	(1,811)	(1,908)	(1,811)
Gross profit	**1,327**	**1,316**	**1,327**	**1,316**
Research and development expenses	(177)	(161)	(177)	(161)
Distribution and sales expenses	(550)	(537)	(550)	(537)
Administrative expenses	(202)	(209)	(202)	(209)
Other operating income	60	24	60	24
Other operating expenses	(46)	(6)	(46)	(6)
Share-based payments	(9)	21	(9)	21
Operating profit before special items	**403**	**448**	**403**	**448**
Special items	(6)	-	(6)	-
Operating profit	**397**	**448**	**397**	**448**
Income from joint ventures	(9)	-	(9)	-
Net financial expenses	(45)	(68)	(45)	(68)
Profit before tax	**343**	**380**	**343**	**380**
Income tax expense	(113)	(121)	(113)	(121)
Profit from continuing operations	**230**	**259**	**230**	**259**
Profit from discontinued operations	41	534	41	534
Profit	**271**	**793**	**271**	**793**
Distribution of profit for the period				
Equity holders of the parent	265	785	265	785
Minority interests	6	8	6	8
Total	**271**	**793**	**271**	**793**
Earnings per share in DKK				
EPS	5.60	16.12	5.60	16.12
DEPS	5.60	16.06	5.60	16.06
EPS from continuing operations	4.74	5.14	4.74	5.14
DEPS from continuing operations	4.74	5.12	4.74	5.12

Cash flow statement 1 May 2008 - 31 July 2008

(DKKm)	Q1 2008/09	Q1 2007/08	2008/09	2007/08
Cash flow from operating activities				
Operating profit before special items from continuing operations	403	448	403	448
Depreciation and writedowns	167	175	167	175
Adjustments	(10)	8	(10)	8
Share-based payments paid	-	(13)	-	(13)
Special items recieved and paid	(6)	-	(6)	-
Change in working capital	(292)	(63)	(292)	(63)
Result from other investments and securities	(14)	-	(14)	-
Interest received	98	111	98	111
Interest paid	(144)	(165)	(144)	(165)
Corporation tax paid	(120)	(103)	(120)	(103)
Cash flow from operating activities	**82**	**398**	**82**	**398**
Cash flow from investing activities				
Purchase of property, plant and equipment	(152)	(128)	(152)	(128)
Sale of property, plant and equipment	11	11	11	11
Purchase of intangible assets	(14)	(13)	(14)	(13)
Sale of intangible assets	1	-	1	-
Sale of financial assets	36	30	36	30
Cash flow from investing activities	**(118)**	**(100)**	**(118)**	**(100)**
Free cash flow	**(36)**	**298**	**(36)**	**298**
Cash flow from financing activities				
Change in financial liabilities	(622)	(4,193)	(622)	(4,193)
Acquisition of treasury shares	-	(169)	-	(169)
Sale of treasury shares	-	5	-	5
Amounts paid to minority interests	-	(1)	-	(1)
Cash flow from financing activities	**(622)**	**(4,358)**	**(622)**	**(4,358)**
Cash flow from discontinued operations	**710**	**4,203**	**710**	**4,203**
Decrease/increase in cash and cash equivalents	**52**	**143**	**52**	**143**
Cash and cash equivalents at 1 May	342	372	342	372
Exchange adjustment of cash and cash equivalents	8	5	8	5
Change in cash discontinued operations	(1)	12	(1)	12
Cash and cash equivalents at 30 April	**401**	**532**	**401**	**532**
of which				
Cash and cash equivalents continuing operations	371	469	371	469
Cash and cash equivalents classified as held for sale	30	63	30	63

Statement of recognised income and expense

(DKKm)	31 July 2008	31 July 2007	30 April 2008
Consolidated profit including discontinued operations	**271**	**793**	**1,299**
Foreign exchange rate adjustment of subsidiaries and associates	11	(8)	(687)
Hedging of future transactions for the period	185	65	(101)
Tax on items recognised directly in equity	(29)	(12)	43
Other movements in equity	2	(20)	(43)
Net income recognised directly in equity	**169**	**25**	**(788)**
Total recognised income and expense	**440**	**818**	**511**

Balance sheet 31 July 2008

(DKKm)	31 July 2008	31 July 2007	30 April 2008
Assets			
Goodwill	7,358	9,117	8,110
Other intangible assets	880	1,151	1,267
Property, plant and equipment	4,959	8,228	8,022
Financial assets	346	429	759
Total non-current assets	**13,543**	**18,925**	**18,158**
Inventories	2,635	4,214	5,485
Receivables	3,111	4,367	3,958
Assets held for sale	7,927	-	-
Cash and cash equivalents	371	532	342
Total current assets	**14,044**	**9,113**	**9,785**
Total assets	**27,587**	**28,038**	**27,943**
Equity and liabilities			
Share capital	979	979	979
Other reserves	11,721	12,316	11,280
Equity attributable to equity holders of the parent	**12,700**	**13,295**	**12,259**
Minority interests	288	306	283
Equity	**12,988**	**13,601**	**12,542**
Non-current liabilities	5,800	6,487	6,813
Current liabilities	6,343	7,950	8,588
Liabilities held for sale	2,456	-	-
Total liabilities	**14,599**	**14,437**	**15,401**
Total equity and liabilities	**27,587**	**28,038**	**27,943**
Changes in equity			
Equity at beginning of period	**12,542**	**12,949**	**12,949**
Total recognised income and expense	**440**	**818**	**511**
Dividends paid to shareholders	-	-	(361)
Dividends paid to minority interests	-	(1)	(61)
Capital increase	-	1	6
Sale of activity	-	(5)	(9)
Share-based payments	6	4	19
Buyback of shares	-	(170)	(542)
Sale of treasury shares	-	5	30
Total change in equity	**446**	**652**	**(407)**
Equity at end of period	**12,988**	**13,601**	**12,542**
Other balance sheet data			
Net interest-bearing debt	8,830	8,077	9,545
Net operating assets	9,386	13,760	15,202
Invested capital	16,744	22,877	23,312

Net interest bearing debt

(DKKm)	Q1 2008/09	Q1 2007/08	2008/09	2007/08
Specification of net interest bearing debt				
Non-current mortgage and credit institutions debt	4,808	4,330	4,808	4,330
Current mortgage and credit institutions debt	4,403	4,294	4,403	4,294
Interest bearing debt	**9,211**	**8,624**	**9,211**	**8,624**
Other interest bearing receivables or debt	20	(15)	20	(15)
Cash and cash equivalents	(401)	(532)	(401)	(532)
Net interest bearing debt	**8,830**	**8,077**	**8,830**	**8,077**
Change in net interest bearing debt				
Net interest bearing debt beginning of period	**9,545**	**12,222**	**9,545**	**12,222**
Exchange adjustment of opening value etc.	(26)	(23)	(26)	(23)
Cash flow from financial liabilities continuing operations	(622)	(4,193)	(622)	(4,193)
Cash flow from financial liabilities discontinued operations	(12)	18	(12)	18
of which not in interest-bearing debt	4	(109)	4	(109)
Net financial liabilities acquired and divested	-	296	-	296
Decrease/increase in cash and cash equivalents	(51)	(155)	(51)	(155)
Other movements	(8)	21	(8)	21
Net interest bearing debt end of period	**8,830**	**8,077**	**8,830**	**8,077**
of which				
Net interest bearing debt continuing operations	8,653	7,958	8,653	7,958
Net interest bearing debt classified as held for sale	177	119	177	119

Holding of treasury shares

	Nominal value (DKK '000)	Number	% of share capital
Holding at 1 May 2008	28,796	1,439,777	2.94
Purchase	-	-	-
Sale	-	-	-
Holding at 31 July 2008	**28,796**	**1,439,777**	**2.94**

*) Events after the balance sheet date: On 20 August 2008, the AGM adopted a reduction of the share capital by a nominal amount of DKK 25.0 million corresponding to 1,248,200 shares.

Top line growth

(%)	Total	Currency	Acquisitions	Organic	Sales distribution
Sales growth					
Q1 2008/09 vs. Q1 2007/08					
Food Ingredients	2	(5)	0	7	70
Enablers	7	(6)	0	13	43
Bio Actives	(5)	(4)	0	(1)	27
Genencor	7	(8)	2	13	30
Total	**3**	**(6)**	0	**9**	**100**
2008/09 vs. 2007/08					
Food Ingredients	2	(5)	0	7	70
Enablers	7	(6)	0	13	43
Bio Actives	(5)	(4)	0	(1)	27
Genencor	7	(8)	2	13	30
Total	**3**	**(6)**	0	**9**	**100**
Sales growth by geography					
Q1 2008/09 vs. Q1 2007/08					
Europe	5	0	0	5	41
North America	3	(15)	0	18	26
Latin America	6	(5)	0	11	10
Asia-Pacific	(2)	(3)	0	1	18
Rest of the world	13	(5)	9	9	5
Total	**3**	**(6)**	**0**	**9**	**100**
2008/09 vs. 2007/08					
Europe	5	0	0	5	41
North America	3	(15)	0	18	26
Latin America	6	(5)	0	11	10
Asia-Pacific	(2)	(3)	0	1	18
Rest of the world	13	(5)	9	9	5
Total	**3**	**(6)**	**0**	**9**	**100**

Geographic segments

(DKKm)	Q1 2008/09	Q1 2007/08	YTD 2008/09	YTD 2007/08
Revenue				
Europe	1,315	1,258	1,315	1,258
North America	852	827	852	827
Latin America	312	294	312	294
Asia-Pacific	570	584	570	584
Rest of the world	186	164	186	164
Total	**3,235**	**3,127**	**3,235**	**3,127**
Organic growth (%)				
Europe	5	0	5	0
North America	18	2	18	2
Latin America	11	6	11	6
Asia-Pacific	1	7	1	7
Rest of the world	9	34	9	34
Total	**9**	**3**	**9**	**3**

Quarterly key figures

(DKKm)	2007/08 Q1	2007/08 Q2	2007/08 Q3	2007/08 Q4	2007/08 YTD	2008/09 Q1	2008/09 Q2	2008/09 Q3	2008/09 Q4	2008/09 YTD
INCOME STATEMENT										
Revenue	3,127	3,002	2,986	3,104	12,219	3,235	-	-	-	3,235
EBITDA before special items	617	550	537	488	2,182	571	-	-	-	571
Share-based payments	21	3	20	(2)	42	(9)	-	-	-	(9)
Operating profit before special items	448	376	356	319	1,499	403	-	-	-	403
Special items	-	(6)	(1)	(88)	(95)	(6)	-	-	-	(6)
Operating profit	448	370	355	231	1,404	397	-	-	-	397
Income from joint ventures	-	-	-	-	-	(9)	-	-	-	(9)
Net financial expenses	(68)	(65)	(53)	(15)	(201)	(45)	-	-	-	(45)
Profit before tax	380	305	302	216	1,203	343	-	-	-	343
Tax on profit	(121)	(98)	(93)	(121)	(433)	(113)	-	-	-	(113)
Profit for the period from continuing operations	259	207	209	95	770	230	-	-	-	230
Profit for the period from discontinued operations	534	121	55	(181)	529	41	-	-	-	41
Profit attributable to equity holders of the parent	785	317	258	(109)	1,251	265	-	-	-	265
CASH FLOW										
Cash flow from operating activities	398	296	(11)	361	1,044	82	-	-	-	82
Net investments in property, plant and equipment	(117)	(155)	(73)	(281)	(626)	(141)	-	-	-	(141)
Net investments in intangible assets	(13)	(18)	(21)	(24)	(76)	(13)	-	-	-	(13)
Purchase and sale of enterprises and activities	-	(20)	-	21	1	-	-	-	-	-
Acquisiton and divestments of financial assets	30	(4)	(1)	(26)	(1)	36	-	-	-	36
Free cashflow	298	99	(106)	51	342	(36)	-	-	-	(36)
Cash flow from discontinued operations	4,203	186	(679)	(643)	3,067	710	-	-	-	710
BALANCE SHEET										
Assets	28,038	28,561	29,795	27,943	27,943	27,587	-	-	-	27,587
Assets held for sale	7,658	8,578	9,834	8,705	8,705	7,927	-	-	-	7,927
Assets continuing operations	20,380	19,983	19,961	19,238	19,238	19,660	-	-	-	19,660
Equity attributable to equity holders of the parent	13,295	12,695	12,510	12,259	12,259	12,700	-	-	-	12,700
Minority interests	306	257	263	283	283	288	-	-	-	288
Equity	13,601	12,952	12,773	12,542	12,542	12,988	-	-	-	12,988
Net interest-bearing debt	8,077	8,407	9,121	9,545	9,545	8,830	-	-	-	8,830
RETURN ON CAPITAL (%)										
RONOA										
Food Ingredients	18.9	18.9	18.0	18.0	18.0	18.5	-	-	-	18.5
Genencor	18.3	18.3	19.1	17.0	17.0	15.5	-	-	-	15.5
Total, continued operations	16.3	16.3	16.6	15.8	15.8	15.6	-	-	-	15.6
ROIC, continued operations	8.1	8.5	8.9	8.5	8.5	8.3	-	-	-	8.3
ROE	11.2	12.0	12.8	9.9	9.9	5.7	-	-	-	5.7
INVESTED CAPITAL										
Net working capital										
Food Ingredients	2,541	2,483	2,542	2,493	2,493	2,674	-	-	-	2,674
Genencor	974	1,012	1,073	1,030	1,030	1,136	-	-	-	1,136
Unallocated	21	7	(27)	(60)	(60)	(53)	-	-	-	(53)
Total	3,536	3,502	3,588	3,463	3,463	3,757	-	-	-	3,757
Net non-current assets (excl. goodwill)										
Food Ingredients	3,632	3,593	3,572	3,466	3,466	3,476	-	-	-	3,476
Genencor	2,051	2,006	1,998	2,025	2,025	2,027	-	-	-	2,027
Unallocated	87	132	116	129	129	126	-	-	-	126
Total	5,770	5,731	5,686	5,620	5,620	5,629	-	-	-	5,629
Net operating assets										
Food Ingredients	6,173	6,076	6,114	5,959	5,959	6,150	-	-	-	6,150
Genencor	3,025	3,018	3,071	3,055	3,055	3,163	-	-	-	3,163
Unallocated	108	139	89	69	69	73	-	-	-	73
Total	9,306	9,233	9,274	9,083	9,083	9,386	-	-	-	9,386
Goodwill										
Food Ingredients	4,012	3,983	3,927	3,870	3,870	3,869	-	-	-	3,869
Genencor	3,764	3,675	3,593	3,498	3,498	3,489	-	-	-	3,489
Unallocated	-	-	-	-	-	-	-	-	-	-
Total	7,776	7,658	7,520	7,368	7,368	7,358	-	-	-	7,358
Invested capital										
Food Ingredients	10,185	10,059	10,041	9,829	9,829	10,019	-	-	-	10,019
Genencor	6,789	6,693	6,664	6,553	6,553	6,652	-	-	-	6,652
Unallocated	108	139	89	69	69	73	-	-	-	73
Total	17,082	16,891	16,794	16,451	16,451	16,744	-	-	-	16,744

The income statement, cash flow and invested capital exclude discontinued operations from the Flavour and Sugar divisions.

Quarterly key figures

(DKKm)	2007/08 Q1	2007/08 Q2	2007/08 Q3	2007/08 Q4	2007/08 YTD	2008/09 Q1	2008/09 Q2	2008/09 Q3	2008/09 Q4	2008/09 YTD
Revenue										
Enablers	1,301	1,229	1,235	1,368	5,134	1,390	-	-	-	1,390
Bio Actives	934	862	829	806	3,431	884	-	-	-	884
Eliminations	-	-	-	-	-	-	-	-	-	-
Food Ingredients	**2,235**	**2,091**	**2,065**	**2,174**	**8,565**	**2,274**	-	-	-	**2,274**
Genencor	901	920	929	936	3,686	966	-	-	-	966
Eliminations	(9)	(9)	(8)	(6)	(32)	(5)	-	-	-	(5)
Total	**3,127**	**3,002**	**2,986**	**3,104**	**12,219**	**3,235**	-	-	-	**3,235**
Organic growth (%)										
Enablers	1	1	5	9	4	13	-	-	-	13
Bio Actives	6	2	4	(4)	2	(1)	-	-	-	(1)
Food Ingredients	**3**	1	**4**	**4**	**3**	7	-	-	-	7
Genencor	5	4	11	18	9	13	-	-	-	13
Total	**3**	**2**	**6**	**8**	**5**	**9**	-	-	-	**9**
Revenue per region										
Europe	1,258	1,166	1,167	1,292	4,883	1,315	-	-	-	1,315
North America	827	815	794	802	3,238	852	-	-	-	852
Latin America	294	310	316	307	1,227	312	-	-	-	312
Asia-Pacific	584	561	550	535	2,230	570	-	-	-	570
Rest of the world	164	150	159	168	641	186	-	-	-	186
Total	**3,127**	**3,002**	**2,986**	**3,104**	**12,219**	**3,235**	-	-	-	**3,235**
Organic growth per region (%)										
Europe	0	0	3	9	3	5	-	-	-	5
North America	2	4	11	12	7	18	-	-	-	18
Latin America	6	7	12	13	10	11	-	-	-	11
Asia-Pacific	7	1	4	(3)	2	1	-	-	-	1
Rest of the world	34	2	11	1	11	9	-	-	-	9
Total	**3**	**2**	**6**	**8**	**5**	**9**	-	-	-	**9**
EBITDA before special items										
Food Ingredients	424	380	334	426	1,564	446	-	-	-	446
Genencor	208	207	186	130	731	166	-	-	-	166
Corporate costs and Central R&D	(36)	(40)	(3)	(66)	(145)	(32)	-	-	-	(32)
Subtotal	**596**	**547**	**517**	**490**	**2,150**	**580**	-	-	-	**580**
Share-based payments	21	3	20	(2)	42	(9)	-	-	-	(9)
Total	**617**	**550**	**537**	**488**	**2,192**	**571**	-	-	-	**571**
EBITDA margin (%)										
Food Ingredients	19.0	18.2	16.2	19.6	18.3	19.6	-	-	-	19.6
Genencor	23.1	22.5	20.0	13.9	19.8	17.2	-	-	-	17.2
Total	**19.7**	**18.3**	**18.0**	**15.7**	**17.9**	**17.7**	-	-	-	**17.7**
Operating profit before special items										
Enablers	153	130	105	180	568	192	-	-	-	192
Bio Actives	158	134	106	129	527	144	-	-	-	144
Food Ingredients	**311**	**264**	**211**	**309**	**1,095**	**336**	-	-	-	**336**
Genencor	155	150	131	80	516	112	-	-	-	112
Corporate costs and Central R&D	(39)	(41)	(6)	(68)	(154)	(36)	-	-	-	(36)
Subtotal	**427**	**373**	**336**	**321**	**1,457**	**412**	-	-	-	**412**
Share-based payments	21	3	20	(2)	42	(9)	-	-	-	(9)
Total	**448**	**376**	**356**	**319**	**1,499**	**403**	-	-	-	**403**
EBIT margin (%)										
Enablers	11.8	10.6	8.5	13.2	11.1	13.8	-	-	-	13.8
Bio Actives	16.9	15.5	12.8	16.0	15.4	16.3	-	-	-	16.3
Food Ingredients	**13.9**	**12.6**	**10.2**	**14.2**	**12.8**	**14.8**	-	-	-	**14.8**
Genencor	17.2	16.3	14.1	8.5	14.0	11.6	-	-	-	11.6
Total	**14.3**	**12.5**	**11.9**	**10.3**	**12.3**	**12.5**	-	-	-	**12.5**
Special items										
Food Ingredients	-	(5)	-	(93)	(98)	(1)	-	-	-	(1)
Genencor	-	(1)	(1)	5	3	-	-	-	-	-
Corporate costs and Central R&D	-	-	-	-	-	(5)	-	-	-	(5)
Total	-	**(6)**	**(1)**	**(88)**	**(95)**	**(6)**	-	-	-	**(6)**

The income statement, cash flow and invested capital exclude discontinued operations from the Flavour and Sugar divisions.

Result of discontinued operations, Sugar

(DKKm)	Q1 2008/09	Q1 2007/08	YTD 2008/09	YTD 2007/08
Revenue	**1,665**	**1,606**	**1,665**	**1,606**
Cost of sales	(1,396)	(1,297)	(1,396)	(1,297)
Gross profit	**269**	**309**	**269**	**309**
Costs including depreciations	**(166)**	**(158)**	**(166)**	**(158)**
Operating profit before special items	**102**	**151**	**102**	**151**
Special items	-	-	-	-
Comparative operating profit	**102**	**151**	**102**	**151**
Reversal of depreciations after classification held for sale	87	81	87	81
Total	**189**	**232**	**189**	**232**
Gain/loss on disposal, based on full depreciations	-	-	-	-
Reversal of depreciations after classification held for sale	(87)	(81)	(87)	(81)
Total	**(87)**	**(81)**	**(87)**	**(81)**
Operating profit from discontinued operations	**102**	**151**	**102**	**151**
Net financial expenses	(47)	(37)	(47)	(37)
Profit before tax	**55**	**114**	**55**	**114**
Tax on discontinued operations	(14)	(37)	(14)	(37)
Profit from discontinued operations	**41**	**77**	**41**	**77**
Cash flow from discontinued operations				
Cash flow from operating activities	777	979	777	979
Cash flow from investing activities	(55)	(55)	(55)	(55)
Cash flow from financing activities	(12)	-	(12)	-
Change in cash discontinued operations	1	(12)	1	(12)
Total	**711**	**912**	**711**	**912**

Result of discontinued operations, Flavours

(DKKm)	Q1 2008/09	Q1 2007/08	YTD 2008/09	YTD 2007/08
Revenue	-	**292**	-	**292**
Cost of sales	-	(170)	-	(170)
Gross profit	-	**122**	-	**122**
Costs	-	**(82)**	-	**(82)**
Operating profit before special items	-	**40**	-	**40**
Special items	-	-	-	-
Gain on disposal of discontinued operations	-	830	-	830
Operating profit from discontinued operations	-	**870**	-	**870**
Net financial expenses	-	-	-	-
Profit before tax	-	**870**	-	**870**
Tax on discontinued operations	-	(13)	-	(13)
Tax on gain on disposal of discontinued operations	-	(400)	-	(400)
Income tax expense	-	**(413)**	-	**(413)**
Profit from discontinued operations	-	**457**	-	**457**
Cash flow from discontinued operations				
Cash flow from operating activities	-	(38)	-	(38)
Cash flow from investing activities	-	3,311	-	3,311
Cash flow from financing activities	-	18	-	18
Total	-	**3,291**	-	**3,291**

Proforma balance sheet, continuing operations

(DKKm)	31 July 2008	31 July 2007	30 April 2008
Assets			
Goodwill	7,358	7,776	7,368
Other intangible assets	880	1,002	899
Property, plant and equipment	4,959	5,098	4,933
Financial assets	346	250	389
Total non-current assets	**13,543**	**14,126**	**13,589**
Inventories	2,635	2,523	2,605
Receivables	3,111	3,263	2,732
Assets held for sale	7,927	7,658	8,705
Cash and cash equivalents	371	468	312
Total current assets	**14,044**	**13,912**	**14,354**
Total	**27,587**	**28,038**	**27,943**
Equity and liabilities			
Share capital	979	979	979
Other reserves	11,721	12,316	11,280
Equity attributable to equity holders of the parent	**12,700**	**13,295**	**12,259**
Minority interests	288	306	283
Equity	**12,988**	**13,601**	**12,542**
Non-current liabilities	5,800	5,349	6,025
Current liabilities	6,343	6,560	6,812
Liabilities held for sale	2,456	2,528	2,564
Total liabilities	**14,599**	**14,437**	**15,401**
Total	**27,587**	**28,038**	**27,943**

Assets and liabilities held for sale

(DKKm)	31 July 2008	31 July 2007	30 April 2008
Goodwill	741	1,341	742
Net non-current assets	3,035	2,956	3,386
Net working capital	2,374	1,497	2,732
Invested capital	**6,150**	**5,794**	**6,860**
Net interest bearing debt	(177)	(119)	(140)
Other financial including tax	(502)	(545)	(579)
Total	**5,471**	**5,130**	**6,141**
Assets held for sale	7,927	7,658	8,705
Liabilities held for sale	(2,456)	(2,528)	(2,564)
Total	**5,471**	**5,130**	**6,141**

In the above proforma balance sheet, Sugar's assets and liabilities have been recognised separately as if the activities were held for sale as at 31 July 2007 and 30 April 2008. Assets are stated under Assets held for sale, and liailities under Liabilities held for sale. Net assets held for sale are also stated in main groups.

The proforma *balance sheet is provided to facilitate comparisons* between the balance sheet of 31 July 2008 and the balance sheets of 31 July 2007 and 30 April 2008. In accordance with IFRS assets and liabilities held for sale in comparable years have not been recognised separately in Danisco's balance sheet.

Stock exchange notices

Notices issued in the past 12 months

Date		No.	Title
19 September	2007	27	Announcement of Results for Q1 2007/08
24 September	2007	28	Share buyback
27 September	2007	29	The EU takes key steps to restore sugar market balance
1 October	2007	30	Share buyback
8 October	2007	31	Share buyback
15 October	2007	32	Share buyback
22 October	2007	33	Share buyback
29 October	2007	34	Share buyback
5 November	2007	35	Share buyback
12 November	2007	36	Share buyback
19 November	2007	37	Share buyback
26 November	2007	38	Share buyback
3 December	2007	39	Share buyback
10 December	2007	40	Share buyback
17 December	2007	41	Share buyback
17 December	2007	42	Announcement of Results for Q2 2007/08
4 March	2008	1	Danisco increases outlook for Sugar and commences Sugar separation
26 March	2008	2	Announcement of Results for Q3 2007/08
4 April	2008	3	Major shareholder announcement
9 May	2008	4	Impairment charge in respect of Danisco Sugar
14 May	2008	5	DuPont and Genencor create world-leading cellulosic ethanol company
23 June	2008	6	Announcement of Results for 2007/08
23 June	2008	-	Danisco Annual Report 2007/08
14 July	2008	7	Danisco A/S announces sale of Danisco Sugar A/S to Nordzucker AG

Post balance-sheet notices

Date		No.	Title
19 August	2008	8	Proxies received by the Board of Directors of Danisco A/S
20 August	2008	9	Excerpt of the Chairman's report at the Annual General Meeting held on 20 August 2008
20 August	2008	10	Annual General Meeting of Danisco A/S held on 20 August 2008
21 August	2008	-	Updated Articles of Association
27 August	2008	11	Restatement of accounting figures for 2007/08
16 September	2008	12	Divestment of Direvo Biotech to Bayer HealthCare
16 September	2008	13	Genencor and Goodyear to co-develop renewable alternative to petroleum-derived isoprene

For further information:
Danisco A/S
CVR no. 11350356
Langebrogade 1
P.O. Box 17
DK-1001 Copenhagen K
Tel. +45 3266 2000
Fax +45 3266 2175
www.danisco.com
info@danisco.com

Investor Relations, tel.: +45 3266 2912, investor@danisco.com
Media Relations, tel.: +45 3266 2913, info@danisco.com

16.

News Release

HUNTSMAN

Enriching lives through innovation

GENENCOR®
A Danisco Division

FOR IMMEDIATE RELEASE

September 23, 2008

CONTACTS:

HUNTSMAN
Loraine Stantzos, tel: +41612990661
loraine_stantzos@huntsman.com

GENENCOR
Francis Stalder, tel: +31715686304
francis.stalder@danisco.com

HUNTSMAN TEXTILE EFFECTS AND GENENCOR COLLABORATE TO BRING INNOVATION IN SUSTAINABILITY TO THE TEXTILE INDUSTRY



Basel, Switzerland and Palo Alto (Ca.), United States -September 23, 2008
– In a move to underline both companies' commitment to more sustainability in the textile industry, Genencor, a division of Danisco A/S and Huntsman Textile Effects have signed an agreement to jointly develop sustainable textile processing solutions.

Both Genencor and Huntsman have a longstanding history in the textile industry. Huntsman Textile Effects is a global player and market leading supplier of dyes, chemicals and innovative solutions for textile processing, and Genencor focuses on discovering, developing, and delivering highly innovative, eco-friendly, efficient enzyme technologies.

"We are excited to have signed this agreement," said Stephen Gray, Vice President of Research &Technology at Huntsman Textile Effects. "We are constantly striving to develop new technology platforms that will improve fabric performance and reduce energy and water consumption for the textile industry. With Genencor, we have found a partner that shares that vision to address this global demand."

Glenn Nedwin, Executive Vice President Technical Enzymes at Genencor concurs, saying "in our opinion, this joint effort can contribute greatly towards making the textile industry more sustainable. Through this collaboration

HUNTSMAN
Enriching lives through innovation

GENENCOR®
A Danisco Division

we aim to reduce the use of harsh chemicals and high energy levels, thereby opening up new markets for biodegradable ingredients that require milder processing conditions.

Genencor enzymes have a proven track record in many textile processes and with this joint effort the industry can expect more from Genencor's textile portfolio."

This collaboration is certain to be a fruitful one not just for the textile industry but for the environment as a whole. First results from this joint effort can be expected shortly, as Huntsman and Genencor are scheduled to announce the launch of a new, innovative product later this year.

About Huntsman:
Huntsman is a global manufacturer and marketer of differentiated chemicals. Its operating companies manufacture products for a variety of global industries, including chemicals, plastics, automotive, aviation, textiles, footwear, paints and coatings, construction, technology, agriculture, health care, detergent, personal care, furniture, appliances and packaging. Originally known for pioneering innovations in packaging and, later, for rapid and integrated growth in petrochemicals, Huntsman today has 13,000 employees and operates from multiple locations worldwide. The Company had 2007 revenues of approximately $10 billion. For more information about Huntsman, please visit the company's website at www.huntsman.com.

About Genencor:
Genencor, a division of Danisco A/S, is a world leader in industrial biotechnology and a pioneer in enzyme innovation. Genencor improves process and product performance for a spectrum of industries, from biofuels and laundry detergents to animal nutrition and food. As part of a large global organization, Genencor's manufacturing and distribution network spans more than 40 countries. In collaboration with customers, technology leaders and other stakeholders, Genencor supplies competitive, biobased solutions. These innovations create value throughout the supply chain, from raw material to finished product, while building the low-carbon economy.

Forward Looking Statements:
Statements in this release that are not historical are forward-looking statements. These statements are based on management's current beliefs and expectations. The forward-looking statements in this release are subject to uncertainty and changes in circumstances and involve risks and uncertainties that may affect the company's operations, markets, products, services, prices and other factors as discussed in the Huntsman companies' filings with the U.S. Securities and Exchange Commission. Significant risks and uncertainties may relate to, but are not limited to, financial, economic, competitive, environmental, political, legal, regulatory and technological factors. In addition, the completion of any transactions described in this release is subject to a number of uncertainties and closing will be subject to approvals and other customary conditions. Accordingly, there can be no assurance that such transactions will be completed or that the company's expectations will be realized. The company assumes no obligation to provide revisions to any forward-looking statements should circumstances change, except as otherwise required by applicable law

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24 September 2008 - 11:55

Genencor to deliver Poster Presentation at the Annual Infection Prevention Society conference

Genencor announced it will present a scientific poster at The Annual Infection Prevention Society Conference in Harrogate, UK on 22nd September, where the company will also display new products from its Biosafety line (Exhibit booth no. 87).

The presentation, entitled "In Situ Peracetic Acid Generation: Utilization of the Biocatalyst Aryl Esterase for a Safe, Effective Sporicidal and Germicidal agent" underlines the company's enzyme-catalyzed system that can be utilized to safely and effectively generate peracetic acid in situ in sufficiently high concentration for use at the site of application.

The system utilizes Aryl Esterase which is a novel enzyme with a number of important attributes that make it a unique and ideal biocatalyst for in situ peracetic acid generation. This poster will highlight the salient features of this biocatalyst and show data on the effectiveness of this system to inactivate standard EPA test organisms and virulent Anthrax spores.

The inaugural Infection Prevention Society (incorporating the ICNA) Conference & Exhibition will take place from the 22nd -24th September 2008 at the Harrogate International Centre. This key Infection Prevention and Control Conference is an essential event for anyone who has the challenge of preventing and controlling infections that occur through the provision of care or in the wider community.

The Infection Prevention Society (IPS) works together with healthcare colleagues, professional bodies, industry, government agencies and voluntary organizations in the fight to prevent and control infection. For more details visit http://www.comtec-presentations.com/ips/ .

Printed Monday, 27 October 2008 from
http://www.danisco.com/cms/connect/corporate/media+relations/news/archive/2008/september/gen_businessupdate_275_en.htm

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6 October 2008 - 09:00

Danisco signs an exclusive agreement with Unistraw on a revolutionary probiotic straw concept for beverage and milk

Unistraw granted Danisco the worldwide exclusivity for the sales and marketing of its internationally-patented straw concept for use with HOWARU™ premium probiotics. This award-winning concept from Unistraw will allow consumers to sip a probiotic daily dose with any of their favourite beverage.



Following the global agreement with Tetra Pak announced recently, Unistraw granted Danisco the worldwide exclusivity for the sales and marketing of its internationally-patented straw concept for use with HOWARU™ premium probiotics. This award-winning concept from Unistraw will allow consumers to sip a probiotic daily dose with any of their favourite beverage.

Currently, probiotic beverages are chilled dairy-based drinks as well as smoothies or fruit juices. New exciting marketing options open today for beverage and milk manufacturers that will be able to offer probiotics also for long shelf life applications.

"We are looking forward to launching the HOWARU™ Probiotic Straws to provide our beverage and milk customers with a new solution addressing customers demands on gut health and improvement of natural defences", says Fabienne Saadane-Oaks, President, Danisco BioActives , "The HOWARU™ Straws are proving to be a convenient dry format, ideal for ensuring the delivery of a highly stable dose of probiotic live bacteria, without requiring chilled storage or distribution."

Leading global supplier of cultures, Danisco offers one of the most extensive ranges of probiotic bacteria under the registered trademark HOWARU™. Backed by numerous clinical studies, HOWARU™ probiotics have shown beneficial effects in the areas of gastrointestinal health, wellbeing, immune system modulation and improvement of natural defences. More recent scientific evidence has demonstrated the ability of HOWARU™ probiotics to maintain respiratory health in children with HOWARU™ Protect or restore a well-balanced gut microflora after antibiotic treatment with HOWARU™ Restore.

Unistraw recently joined forces with the leading packaging manufacturer Tetra Pak to introduce the new on-pack probiotic straw on its aseptic packages.

"Unistraw is delighted to partner with two great global companies in Danisco and Tetra Pak", says Tim York, Managing Director, Unistraw, "These two partnerships allow us to ideally complement our range with new well-documented health functionalities and open up new channels to market via Danisco's global sales force and Tetra Pak technical collaboration."

Danisco and Unistraw expect the first HOWARU™ straws to be launched by mid 2009. Prototypes will already be demonstrated on Danisco's stand at Supply Side West in Las Vegas, USA (October 22-24) and at Health Ingredients Europe in Paris (November 4-6).

According to Euromonitor, the global market for probiotic dairy drinks accounted for USD 10.2 billion in 2007. Asia and Europe are leading, with respectively 54% and 30% of the current market . With USD 310 million, North America is currently a smaller but fast-growing market with a forecasted 14% annual growth for the next three years. Overall, the market for probiotic beverages is expected to grow by a double digit until 2010.

Printed Monday, 27 October 2008 from
http://www.danisco.com/cms/connect/corporate/media+relations/news/archive/2008/october/pressrelease_422_en.htm

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6 October 2008 - 12:03

Danisco assists in handling of industrial injury claims

Danisco extends the suspension agreements in the industrial injury claims cases pertaining to the alleged mercury poisoning of workers in the 1960s and 1970s.

Danisco has today contacted the Danish trade unions, 3F and Dansk Metal, with the purpose of extending existing agreements on the suspension of limitation periods for compensation claims for alleged mercury exposure of current and former members of the unions employed at the then Grindstedværket A/S.

Danisco will extend suspension agreements already concluded by one month until after a final administrative decision has been made in the specific cases already submitted to the National Board of Industrial Injuries.

At the time of writing, 90 claims have been filed with the National Board of Industrial Injuries.

For additional information, please contact:
Natalie E. Weber, Media Relations Manager, tel.: +45 3266 2927, mobile: +45 2876 5104

Press release in Danish

Printed Monday, 27 October 2008 from
http://www.danisco.com/cms/connect/corporate/media+relations/news/archive/2008/october/pressrelease_423_en.htm

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7 October 2008 - 13:06

MARIBO SeedPlus in the French market

Danisco Seed has introduced a new concept in sugar beet seed quality. Marketed under the MARIBO brand, the new concept is called MARIBO SeedPlus.

SeedPlus is the result of many years of ongoing research into seed quality. The concept brings the combined benefits of the latest knowledge and technology in seed multiplication, seed selection and seed treatment and processing.

The end result is seed of very high quality giving the grower extra confidence in fast and uniform field emergence and establishment - and therefore the best conditions for growth in the field.

SeedPlus was launched in France in 2008. It will be introduced into other markets in 2009.

Printed Monday, 27 October 2008 from
http://www.danisco.com/cms/connect/corporate/media+relations/news/archive/2008/october/businessupdate_276_en.htm

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14 October 2008 - 16:00

Tennessee Breaks Ground for Innovative Cellulosic Ethanol Pilot Biorefinery

DuPont Danisco and the University of Tennessee on fast track to complete construction and begin production in 2009

DuPont Danisco Cellulosic Ethanol LLC (DDCE) and the University of Tennessee (UT) Research Foundation, through Genera Energy, LLC, broke ground today for an innovative pilot-scale biorefinery and state-of-the-art research and development facility for cellulosic ethanol, or ethanol from non-food sources.

On hand to celebrate the event were Tennessee Governor Phil Bredesen and numerous other state and local officials as well as Tennessee Senator Bob Corker and U.S. Representatives Zach Wamp and John J. Duncan, Jr. In 2007 Governor Bredesen and the State Legislature supported the project with a $70.5 million commitment including $40.7 million for biorefinery construction. Those funds are being combined with a substantial investment from DuPont Danisco Cellulosic Ethanol to construct the high-tech research facility.

"This morning, we held our first-ever Summit on Clean Energy Technology in Knoxville, and now we are here to break ground on this world-class pilot biofuel refinery," said Bredesen. "When it comes to facing the challenges of the future, Tennessee isn't just talking the talk about clean energy technology, we're walking the walk, rolling up our sleeves and getting to work. The bottom line is that this plant and this partnership are going to do a lot of good for Tennessee's future."

The pilot-scale biorefinery is expected to be a catalyst for a new biofuel industry for the state. Utilizing DDCE's leading cellulosic ethanol technology and the UT Institute of Agriculture's world-class expertise in cellulosic feedstock production and co-product research, the facility will produce cellulosic ethanol as a transportation fuel from two different non-food biomass feedstocks: corn stover (cobs and fiber) and switchgrass.

"I am proud of the role the University of Tennessee is playing in this initiative. It is an important part of our responsibility and our mission as a land-grant university – to impact the state's economy and serve the public, in addition to educating the young people of Tennessee," said UT President John Petersen. "Thanks to Governor Bredesen and his willingness to make a bold commitment to economic development, we stand here today at the very forefront of biofuel research. I believe the result of that foresight and the return on that investment can be enormous for the people of Tennessee."

The pilot plant and process development unit (PDU) will be constructed in the Niles Ferry Industrial Park. A PDU is a research facility that enables both experimentation at larger-than-laboratory scale and more rapid adjustments to process components. With a plant capacity of 250,000 gallons of cellulosic ethanol annually, the facility is expected to produce cellulosic ethanol by the end of 2009.

"DuPont Danisco has the technology package that will lead the way in the market," said DuPont Danisco Cellulosic Ethanol LLC President Joseph Skurla. "We are ready to scale-up, we have economics that can't be beat and, with the University of Tennessee and the farmers of this great state, we have a winning team that is going to help deliver sustainable, non-food biofuels to the market on an accelerated schedule."

The University has also invested state research dollars to develop switchgrass as a dedicated cellulosic energy crop. Sixteen east Tennessee farmers – all of whom were scheduled to attend the groundbreaking – participated in the first round of sponsored switchgrass production. The farmers worked a combined 723 acres in 2008 as part of the University's research into supply chain logistics for cellulosic biorefineries.

The first fruits of the spring planting, bales harvested from about three acres, were on display during the groundbreaking. In two more years the switchgrass established this year will produce even more biomass per acre, and the harvested switchgrass will be used as feedstock for the biorefinery.

The pilot plant is also designed to convert corn stover from western Tennessee to ethanol. Corn stover is the plant material left in the field after the grain is harvested for use as food or feed for livestock. The biorefinery's construction and switchgrass production are the first major components of the UT Biofuels Initiative, a farm-to-fuel business plan developed by UT Institute of Agriculture researchers. The Initiative models a biofuels industry with multiple commercial facilities supplied by locally grown feedstock and capable of supplementing 30 percent of Tennessee's current petroleum consumption.

Contacts:

DuPont Danisco Cellulosic Ethanol LLC
Jennifer Hutchins
585.256.6973 (office)
585.967.4619 (mobile)

Office of Governor Phil Bredesen
Lydia Lenker
615.741.3763

The University of Tennessee Institute of Agriculture
Patricia McDaniels
865.974.7141 (office)
865.363.6009 (mobile)

For more information:

http://www.ddce.com/
http://www.generaenergy.net/
http://www.utbioenergy.org/TNBiofuelsInitiative/

The University of Tennessee is the State's Land Grant University, advancing the three pillars of the land grant mission: research, education, and extension. The University of Tennessee Biofuels Initiative (UTBI) is an example of integrating the University's core competencies to bring about positive economic development and create lasting platforms for excellence in research, education, and extension. Given the active and longstanding biomass energy and biofuels R&D and programming base already in existence within the UT Institute of Agriculture, UT has charged the Institute with development and administration of the UTBI. In 2007, UT AgResearch, the Tennessee Agricultural Experiment Station division of the Institute, formed the multidisciplinary UT Office of Bioenergy Programs (OBP) as an umbrella unit to coordinate and administer several biomass energy and biofuels programs, including the UTBI. The UTBI includes the switchgrass farmer incentive program, directly related R&D, UT Extension farmer and public outreach and education, coordination with the U.S. Department of Energy BioEnergy Science Center at ORNL, and developing collaborations and strategic partnerships with other stakeholders.

Genera Energy is a for-profit limited liability company formed in 2008 by the University of Tennessee Research Foundation as a vehicle to carry out the cellulosic biorefinery activities and capital projects of the UTBI. Genera Energy was specifically created to provide the commercial flexibility needed to develop collaborations and partnerships with private entities with technology or other resources to contribute to the UTBI. Genera Energy, which is managed by a Board of Directors, is collaborating with DuPont Danisco Cellulosic Ethanol to construct a pilot-scale cellulosic ethanol biorefinery.

DuPont Danisco Cellulosic Ethanol, a Delaware limited liability company, is a 50/50 joint venture formed in 2008 by E.I. du Pont de Nemours and Company and Danisco US Inc. DDCE is dedicated to the development and commercialization of cellulosic ethanol. Bringing together two leaders in the field – DuPont and Genencor, the industrial enzyme division of Danisco – DDCE leverages more than $140 million of investment by the parent companies and over $100 million invested in 10 years of research and development. The company combines DuPont expertise in integrated biorefinery design, engineering, pretreatment, and dual sugar fermentation with Genencor expertise in biomass enzyme and low-cost enzyme production. The company's mission includes accelerating development of commercial-scale biorefineries, creating value for the renewable fuels and agricultural industries and leading the way toward a low-carbon economy.

22

DANISCO

Press Release

RECEIVED
2008 NOV -3 A 10:28

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16 October 2008

Polyphenols: Danisco invests in apple-based health & nutrition ingredient Evesse™

Today, Danisco signed a long term cooperation agreement with UK-based company Coressence Limited to gain exclusive rights for certain apple-based ingredients, to be marketed under the brand name Evesse™. The ingredients contain polyphenols with a wide range of health benefits. In addition to antioxidant activity, this fruit extract promotes benefits relating particularly to cardiovascular health, but potentially also to other health areas.

The current apple polyphenol market is still relatively small but has significant growth potential as the global health and nutrition market is still expanding and new applications for polyphenol ingredients are continuously being marketed all over the world, with the total polyphenol market estimated at more than EUR 100 million in Europe alone.

Fabienne Saadane-Oaks, President of Danisco Bio Actives, says:
'Our health and nutrition strategy is clear and we are also moving into new areas of business to become the First choice ingredient partner for our customers in health and nutrition. This product is particularly strong in cardiovascular health which is one of our key strategic health platforms. We are a leading player in the world market for health promoting ingredients and our customers continue to request new ingredients with health claims based on sound science.'

Evesse™ apple polyphenols enhance Danisco's health and nutrition portfolio and will fit nicely to the existing natural antioxidant portfolio used for food protection, as well as our offer to the dietary supplement and food and beverage industries. The Evesse™ ingredient which will be available as a powder and granule has a neutral taste and odour allowing easy formulation in different foods and beverages.

The first sales are expected to occur in 2011, initially targeting the dietary supplements market but will develop into food and beverages. The markets outside of Asia, particularly the US and Europe, are of special interest to Danisco as the growth potential here is extensive.

Commenting on the business partnership with Danisco, Richard Wood, Chief Executive for Coressence Limited, notes: 'Coressence has been engaged for the last five years in developing the production of high yielding polyphenol extraction from specially selected and protected apple varieties. The long term collaborative agreement with Danisco for Evesse™ in the food ingredients market is a key part of our programme. As a result, we will build on the special patented technology, developed for the first stage of our licensed agreement and create second generation technology formats, all of which can be added to food based products.'

For more information, please contact:

Natalie E. Weber, Media Relations Manager, Danisco, tel.: +45 3266 2927, mobile: +45 2876 5104, e-mail: natalie.weber@danisco.com

Nicky Smith, Media Director, Nexus Healthcare/Coressence Ltd, tel: +44 207 0528850, +44 7867 513 361, e-mail: Nicky.Smith@nexuspr.com

DANISCO

Press Release

First you add knowledge...

About Danisco
With a rich and innovative portfolio, Danisco is a world leader in food ingredients, enzymes and bio-based solutions. Using nature's own materials, science and the knowledge of our 9,500 people, we design and deliver bio-based ingredients that meet market demand for healthier and safer products. Danisco's ingredients are used globally in a wide range of industries – from bakery, dairy and beverages to animal feed, laundry detergents and bioethanol – offering functional, economic and environmental benefits. Headquartered in Denmark and operating from more than 120 locations, Danisco's key focus is to become our customers' First choice and a truly market-driven global business. In addition, we have one of the most efficient sugar production platforms in Europe. Find out more at www.danisco.com

About Coressence
Coressence is a UK company which works with scientific centres of excellence in nutrition and phytochemical research to develop functional food ingredients derived from natural sources. Coressence seeks to commercialise its technologies through licensing intellectual property and know-how to major international and global brand owners. Find out more at www.coressence.co.uk.

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Press Release

RECEIVED
2008 NOV -3 A 10:20

22 October 2008

High purity beta-glucan: Danisco acquires equity stake in health and nutrition ingredient company GraceLinc Ltd.

Today, Danisco agreed to acquire an equity stake in the New Zealand company GraceLinc Limited. GraceLinc produces and markets Glucagel™, which is a naturally-extracted barley beta-glucan. As a soluble dietary fibre ingredient, Glucagel™ has potential health benefits, particularly for cardiovascular health, digestive health and glucose and weight management. The cardiovascular health benefits of cereal beta-glucans are attributable to their widely studied cholesterol-lowering properties. In addition, beta-glucans are low glycaemic and hence suitable for consumers seeking low impact carbohydrates including diabetics.

Cereal beta-glucans have the potential to capture a significant share of the market for soluble dietary fibres which is estimated at more than EUR 400 million. The purchase is the start of a partnership aimed to make Glucagel™ a category leading functional food and dietary supplement ingredient. When key milestones – relating to completion of human intervention studies and process development – are met, Danisco plans to move to full ownership of the start-up company.

'We are delighted to seize this early stage opportunity. Becoming a GraceLinc shareholder is a further step towards becoming our customers' First choice ingredient partner within health and nutrition. It will at the same time strengthen our leading position in speciality carbohydrates. Glucagel™ is a very innovative beta-glucan ingredient because it has a high purity and is easy to formulate without affecting taste or odour of the foods to which it is added. This unique combination of health benefits and ease of application is why we expect a lot from Glucagel™ in the future,' says Fabienne Saadane-Oaks, President of Danisco Bio Actives.

Glucagel™ can be used in a wide range of applications such as bakery, nutrition bars, beverages, dairy and dietary supplements. Food manufacturers, particularly in Europe and Asia, have shown strong interest in the product and food products containing Glucagel™ are already on the market in Europe.

'Together with Danisco, Glucagel™ has the potential to become a leader in its ingredient category and we are also pleased that Danisco's investment will benefit New Zealand's export food business. Glucagel™ is an example of a New Zealand research and development innovation which has built significant business value and this success comes on the back of more than a decade of fundamental and applied research carried out by New Zealand scientists,' says Paddy Boyle, Chairman of GraceLinc.

For more information, please contact:
Natalie E. Weber, Media Relations Manager, Danisco, tel.: +45 32 66 29 27, mobile: +45 28 76 51 04, e-mail: natalie.weber@danisco.com

Paddy Boyle, Chairman, GraceLinc, tel.: +64 21 606 480

Katherine Trought, Communications Manager, GraceLinc, tel.: +64 3 325 9580, mobile +64 27 431 3261, e-mail: troughtk@crop.cri.nz

DANISCO

Press Release

First you add knowledge...

About Danisco

With a rich and innovative portfolio, Danisco is a world leader in food ingredients, enzymes and bio-based solutions. Using nature's own materials, science and the knowledge of our 9,500 people, we design and deliver bio-based ingredients that meet market demand for healthier and safer products. Danisco's ingredients are used globally in a wide range of industries – from bakery, dairy and beverages to animal feed, laundry detergents and bioethanol – offering functional, economic and environmental benefits. Headquartered in Denmark and operating from more than 120 locations, Danisco's key focus is to become our customers' First choice and a truly market-driven global business. In addition, we have one of the most efficient sugar production platforms in Europe. Find out more at www.danisco.com.

About GraceLinc

GraceLinc is owned by the New Zealand government-owned research company Crop & Food Research. GraceLinc markets Glucagel™, a naturally-extracted, high purity barley beta-glucan ingredient. GraceLinc is a successful New Zealand export-oriented company with an established manufacturing plant employing 20 staff in New Zealand. Find out more at www.glucagel.com.

Published by Danisco A/S, Communications, Langebrogade 1, PO Box 17, DK-1001 Copenhagen K
Tel.: +45 32 66 20 00 • Fax: +45 32 66 21 75 • info@danisco.com • www.danisco.com

24.

DANISCO Press Release

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22 October 2008

Increase of emulsifier production in Grindsted

Danisco has decided to transfer the main part of the current emulsifier production in Danisco Northampton to its Grindsted plant in Denmark.

The production volume at the emulsifier plant in Grindsted will be increased, thereby strengthening its position as the world's biggest emulsifier plant.

'This is in accordance with our strategic target of boosting growth in the core Ingredients business,' says Martin Klavs Nielsen, Executive Vice President, Emulsifiers.

The manufacturing activities in Northampton will cease. Regrettably, as a result of this, all jobs at the Northampton site will be lost. As part of a consultation phase just completed, the employees in Northampton have been informed accordingly. Danisco will support the affected employees in finding new jobs and will be offering redundancy packages where necessary.

Thomas Laursen, Integration Manager: 'The decision has been made after thorough review of our operations with a view to keeping production costs as competitive and low as possible.'

Thomas Laursen continues: 'The emulsifier production in Grindsted already benefits from economies of scale so there are obvious benefits of consolidating the emulsifier production in Northampton into the Grindsted plant.'

About Danisco Northampton Ltd.
In January 2008, Danisco acquired emulsifier producer Abitec Ltd., now Danisco Northampton Ltd., a production plant employing 55 persons and generating revenue of around DKK 200 million.

For further information, please contact:
Thomas Laursen, Integration Manager, Emulsifiers, tel.: +45 89 43 51 16
Martin Kirstein Madsen, Plant Manager, Grindsted, tel.: +45 79 72 56 10
Natalie Weber, Media Relations Manager, tel.: +45 32 66 29 27

About Danisco
With a rich and innovative portfolio, Danisco is a world leader in food ingredients, enzymes and bio-based solutions. Using nature's own materials, science and the knowledge of our 9,500 people, we design and deliver bio-based ingredients that meet market demand for healthier and safer products. Danisco's ingredients are used globally in a wide range of industries – from bakery, dairy and beverages to animal feed, laundry detergents and bioethanol – offering functional, economic and environmental benefits. Headquartered in Denmark and operating from more than 120 locations, Danisco's key focus is to become our customers' First choice and a truly market-driven global business. In addition, we have one of the most efficient sugar production platforms in Europe. Find out more at www.danisco.com

Published by Danisco A/S, Communications, Langebrogade 1, PO Box 17, DK-1001 Copenhagen K
Tel.: +45 32 66 20 00 • Fax: +45 32 66 21 75 • info@danisco.com • www.danisco.com

25.

EXECUTIVE BOARD
Notice no. 15/2008

DANISCO

First you add knowledge...

Danisco A/S
Langebrogade 1
P.O.Box 17
1001 Copenhagen K
Tel. +45 3266 2000
Fax +45 3266 2175
www.danisco.com
info@danisco.com

27 October 2008

Danisco strengthens strategic platform through acquisition of Agtech

Danisco A/S has today signed an agreement to acquire Agtech Products, Inc., a US-based agricultural biotech company, for a total consideration of USD 42 million on an EV basis.

Danisco CEO Tom Knutzen comments: 'Acquiring Agtech will expand our already leading cultures position into the new sector of Animal Nutrition where it represents an exciting opportunity to bring new value to our customers. It will also reinforce our aspiration to be the leader in providing health and nutrition solutions to the animal production industry and throughout the food chain - From Farm to Fork. This acquisition represents an important step in our strategy to provide a platform for accelerated growth.'

We expect to complete the transaction by the end of 2008. We expect the transaction to have a neutral effect on Danisco's operating profit for the first financial year. In 2007, Agtech reported revenue of approx. USD 12 million. Over the past five years, Agtech has delivered an average CAGR of more than 20%.

Agtech is dedicated to the development, manufacture and technical application of microbial-based products for the animal nutrition industry. Products include direct-fed microbials, i.e. products that contain viable beneficial microorganisms which improve digestion and animal well-being. Other products include silage preservatives and livestock waste treatment microbial products, as well as an emerging line of cultures to ensure food products safety.

Yours faithfully

Tom Knutzen
CEO

For further information, please contact:
Investor Relations, Tel.: +45 3266 2912, investor@danisco.com
Media Relations, Tel.: +45 3266 2913, info@danisco.com

About Agtech
Agtech is a successful science-based biotechnology company with a rich pipeline of projects, a large microbial library and an expert team of scientists. Facilities include state-of-the-art research and laboratory facilities in Waukesha, Wisconsin, USA, which provide a unique analytical service that maximises product value for customers. Over the past 15 years, Agtech has made the investment and commitment to the discovery and implementation of innovative products that impact the health, efficiency and safety of animal production. The Agtech acquisition includes a dedicated team of specialists in R&D, technical services, sales and marketing, all focused on a proven existing product portfolio and a robust new product pipeline backed by strong intellectual property. In 2007, Agtech had 47 employees.

About the market
Global livestock production continues to grow in size and complexity in order to meet the increasing worldwide demand for animal proteins. This increasing demand along with high feed costs and the pressure to produce antibiotic and chemical-free but safe food makes the animal production industry one of the most exciting and challenging industries in the world today. The global need for efficiencies in animal production, waste management and food safety continues to create opportunities for product development. Therefore, animal producers are searching for new technologies that can meet the needs of the changing industry. Microbial products offer a solution to these challenges. According to Frost & Sullivan, the total market for Animal Direct Fed Microbials was estimated to be worth USD 345 million in 2007. Frost & Sullivan expects the market for microbial solutions to continue the rapid, double-digit growth seen in recent years.

About Danisco
With a rich and innovative portfolio, Danisco is a world leader in food ingredients, enzymes and bio-based solutions. Using nature's own materials, science and the knowledge of our 9,500 people, we design and deliver bio-based ingredients that meet market demand for healthier and safer products. Danisco's ingredients are used globally in a wide range of industries – from bakery, dairy and beverages to animal feed, laundry detergents and bioethanol – offering functional, economic and environmental benefits. Headquartered in Denmark and operating from more than 120 locations, Danisco's key focus is to become our customers' First choice and a truly market-driven global business. In addition, we have one of the most efficient sugar production platforms in Europe. Find out more at www.danisco.com

EXECUTIVE BOARD
Notice no.: 08/2008

DANISCO

First you add knowledge...

Danisco A/S
Langebrogade 1
P.O.Box 17
1001 Copenhagen K
Denmark
Tel. +45 3266 2000
Fax +45 3266 2175
www.danisco.com
info@danisco.com

19 August 2008

Notification of proxies received by the Board of Directors of Danisco A/S

In accordance with section 29 of the Danish Securities Trading Act, cf. section 4(8) and section 5(3) of the executive order on major shareholders, Danisco hereby announces that the company has received proxies from a number of shareholders to vote at the Annual General Meeting on 20 August 2008.

On 18 August 2008, the Board of Directors of Danisco A/S had received proxies to the effect that the number of votes held by the Board exceeded 5% of the total voting rights at the Annual General Meeting.

As of today, the number of proxies held by Board of Directors corresponds to 8.3% of the voting rights and of the company's total share capital.

After the Annual General Meeting on 20 August 2008 the Board of Directors will no longer have access to vote in accordance with the proxies received.

Yours faithfully

Tom Knutzen
CEO

For further information, please contact:
Investor Relations, tel. +45 32 66 29 12, email: investor@danisco.com
Media Relations, tel. +45 32 66 29 13, email: info@danisco.com

About Danisco
With a rich and innovative portfolio, Danisco is a world leader in food ingredients, enzymes and bio-based solutions. Using nature's own materials, science and the knowledge of our 9,500 people, we design and deliver bio-based ingredients that meet market demand for healthier and safer products. Danisco's ingredients are used globally in a wide range of industries – from bakery, dairy and beverages to animal feed, laundry detergents and bioethanol – offering functional, economic and environmental benefits. Headquartered in Denmark and operating from more than 120 locations, Danisco's key focus is to become our customers' First choice and a truly market-driven global business. In addition, we have one of the most efficient sugar production platforms in Europe. Find out more at www.danisco.com.

EXECUTIVE BOARD
Notice no.: 09/2008

RECEIVED

2008 NOV -3 A 10: 29

DANISCO

First you add knowledge...

Danisco A/S
Langebrogade 1
P.O. Box 17
1001 Copenhagen K
Tel. +45 3266 2000
Fax +45 3266 2175
www.danisco.com
info@danisco.com

20 August 2008

Excerpt of the Chairman's report at the Annual General Meeting on 20 August 2008

In his report at Danisco's Annual General Meeting, Chairman of the Board of Directors, Anders Knutsen, said among other things:

There is every reason to take an active interest in all that has happened since last year's annual general meeting. This general meeting is special because this is the day we decide on the future ownership of our sugar activities – an important and necessary change – just as we promised last year!

The past year has been extremely exciting and eventful for Danisco. When we met here last year, I told you about a company steering successfully through major changes. The last pieces of the puzzle are now falling into place – with the sale of Sugar as the absolute main event. With a focused food ingredients business and new and more long-term activities within biotech, we have brought Danisco into a new reality. The reality of tomorrow. This means that we have created a platform for growth opportunities and future earnings potential for our company.

It is all about exploiting Danisco's unique technology platform to an even greater extent than before. And it is about being willing to run greater risks than previously. We have chosen the name "Becoming first choice" for this new strategy. This means that going forward we will aim to be the preferred company. Whether by customers, suppliers, business partners or employees.

Over the past 10-11 years we have seen one structural change after the other. It has been a long, but necessary journey. Now we are done with the radical changes, so the Danisco you see today after Sugar has been sold is the Danisco we will build on for many years to come.

In other words, we are done with selling off, and have put value-creating growth on the agenda.

Danisco Sugar
Last year, Danisco Sugar – and what was to become of it – was the much-discussed topic of the general meeting.

This year, I am pleased to say that we have found a good home for our sugar business with Nordzucker, provided of course that the General Meeting authorises the Board of Directors to close the sale. We managed to obtain an attractive price, which means that we are well poised to reach the targets, which the future Danisco will be pursuing. At the same time, I see Nordzucker as a perfect match for Danisco Sugar, which is now joining one of the leading companies in Sugar Europe. And I was pleased to hear Nordzucker's extremely flattering remarks about Danisco Sugar. I am very pleased on behalf of the shareholders and employees.

This is a huge decision for Danisco. And for this reason, it is only natural that the General Meeting gets the opportunity to discuss this historic step in our continued development. The Board of Directors, of course, hopes that the General Meeting will authorise us to close the sale.

Danisco – Becoming first choice
With our new position after saying good-bye to Sugar our ambition is to become the First choice in every context. We want to be an organisation that motivates its employees and colleagues to do their best. And we want to be a business that appreciates and rewards these efforts. Extensive work is taking place internally and it is tied to at least four important targets: We want to be a company which, when asked, potential employees choose as one of their favourite places to work.

We want to be our customers' preferred partner. That is why we are working hard to become a market-driven organisation through-and-through by e.g. optimising and motivating our sales force so that Danisco is at the top of relevant customers' minds. We want to be the company with the strongest innovation team. The innovative company which others want to cooperate with. And finally, we want to be leading in sustainable production and products.

When we succeed in all these areas I have no doubt that we will become the first choice. In this respect, cooperation and partnerships with other businesses are important factors for our success.

The first major partnership we have entered into is with the listed US-based company DuPont on turnkey solutions for bioethanol production. In two to three years the target is to supply both the concept and the technology for finished and competitive second-generation ethanol plants around the globe. DuPont has the expertise, we don't have, and we have what DuPont doesn't have. Together, we form a partnership that will end up in a sustainable product based on residue from for instance agriculture or forestry.

Each party is initially investing up to DKK 350 million over the next three years. That is a lot of money, but just listen to this: We foresee a market for second-generation bioethanol of at least USD 75 billion in 2020, corresponding to around DKK 400 billion. We aim to be a key player in this market and to have a big slice of the cake.

We see our partnership with DuPont as an important signal to others who wish to collaborate on sustainable products in the biochemical field. Naturally, we also want partnerships and collaboration in the food area. Food continues to be a highly important segment to Danisco. We will particularly be focusing on the market for health-promoting food ingredients over the coming years as these are in demand by our customers. We call this area Health & Nutrition. Our focus areas are ingredients that have a positive effect on digestion, diabetes, cardiovascular diseases, oral hygiene and immune response and can help overweight people. We already have products in all those areas today, but we want to be among the three largest and best in the world. This requires an effort and could also involve acquisitions. We are determined to be in the top three, because we know that it is a market with solid growth rates.

Tomorrow's Danisco will be far more focused. Our enzymes and food ingredients are based on the same technology platform and are used in several of the same markets. We have therefore reached the point where all the Group's business areas must grow by themselves, through partnership agreements and minor acquisitions if the right opportunities arise.

The mercury case – Grindstedværket
In my review of the development of the ingredients activities, I would like to make a few comments on the possible mercury poisoning of employees at the former Grindstedværket 30-40 years ago. There is no doubt that the Board of Directors, the Executive Board and employees take the matter very seriously. The media have presented the case from different angles. And I would like to take this opportunity to emphasise the following:

Firstly, it is impossible to judge yesterday's environmental requirements by today's standards. Former production methods would not be accepted and approved by the authorities today.

Secondly, it has been claimed that the employees were not informed about their mercury values at the time. We find that hard to understand since several employees have informed us that the results were announced on the bulletin board in the canteen. In any case, the employees whose values were too high were informed about it in close collaboration with the public authorities. According to the procedures agreed on with the authorities at the time, they were transferred temporarily from their workplace until their test results showed normal values again.

Thirdly, it is incorrect when the media claim that we refuse to help mercury victims. On the contrary, we do everything we can to provide relevant information. As at 13 August, 70 claims had been reported to the National Board of Industrial Injuries, and we have also replied to many requests from current and former employees and given them access to the company's mercury measurements, if any. We would like to stress that we are not in possession of complete data material of mercury analyses and measurements made during the period in question. The measurements were made as part of the industrial health centre's service at Grindstedværket and were primarily carried out by the occupational medical clinic in Copenhagen. When the industrial health centre (a public institution) was closed down in the late 1990s, we were instructed to send these measurements to the Directorate of the Danish Working Environment Authority, so they are no longer in our possession. Our files only comprise the measurements appearing from correspondence with the Danish Working Environment Authority, and we know that the Directorate has more measurements which we do not have access to. To get a correct and objective data basis for assessing the individual cases, we maintain our view that persons who believe they may suffer from injuries should contact their general practitioner or the National Board of Industrial Injuries to go through the right channels.

Finally, we have suspended the limitation period to make sure that persons who believe they suffer from injuries have the time needed to report a claim.

I am not saying this to explain away this unfortunate situation, but I believe that the Annual General Meeting is entitled to get a more detailed picture of this complicated situation than we have at the moment.

In conclusion, I would like to say that this is a very unfortunate situation. Back then the company followed the normal procedures that were accepted and agreed with the public authorities. With today's knowledge, both Danisco and the authorities would act differently than at that time.

We fully support the Executive Board's handling of the matter, and we will now await the results of the National Board of Industrial Injuries. When we have been informed about the contents of the specific cases, we will find a solution for those who suffer from permanent injuries which will reflect that we, the Board of Directors, are aware of our ethical and social responsibility.

The Board of Directors proposes to the Annual General Meeting

- That a dividend of DKK 7.50 per share be paid, which is unchanged from 2006/07
- Election of members to the Board of Directors
- That the company's share capital be reduced through the cancellation of 1,248,200 treasury shares, corresponding to 2.55% of the share capital. The reduction concerns the share buyback programme of DKK 500 million introduced in continuation of the divestment of Flavours
- That in the period until next year's Annual General Meeting the Board of Directors be authorised to allow the Company to purchase treasury shares up to an amount of 10% of the share capital at market price at the time of purchase with a deviation of up to 10%
- Sale of Sugar
- Share option programme for the Executive Board and senior managers
- Electronic communication with shareholders
- Proposal from shareholder: "Danisco will ensure that workers at Grindstedværket who have suffered injury because of mercury or other substances, which the management of the company knew or ought to have known to be hazardous to the employees, will receive damages irrespective of any time limitation"

Composition of the Board of Directors and motivation for re-election
At the Annual General Meeting, the following Board members are up for re-election in accordance with the Articles of Association: Jørgen Tandrup, Håkan Björklund and Kirsten Drejer. I would like to present the Board of Directors' motivation for proposing re-election of the above Board members. Apart from their experience from serving on Danisco's Board of Directors, all three Board members have valuable competencies that are considered an asset to the Company.

Sale of Sugar
First of all, allow me to emphasise that the Board of Directors considers the sale of the sugar activities to be one of the most important decisions since the formation of Danisco A/S in 1989. Today, we therefore need to discuss the resolution proposed by the Board of Directors for approval by the Annual General Meeting, to the

effect that the Annual General Meeting grants the Board of Directors a mandate to close the sale of the sugar activities to German-based Nordzucker.

For a long time, the Board of Directors has been aware that the two very different business models of Ingredients and Sugar, respectively, were not an optimal combination. But at the same time, the EU sugar regime was being changed considerably, which meant major uncertainty about the valuation of sugar activities across Europe. Against this background, we have not been ready to negotiate until now that we have more clarity about the future development of the EU sugar market.

Since last year's annual general meeting, we have worked to find the most optimal solution for our shareholders, customers, employees and beet growers. We engaged an adviser, Deutsche Bank, to assist us in the process and ensure that all options were examined. An auction process was carried out to give us certainty about the value of our sugar activities which, among other things, resulted in a DKK 600 million writedown of the goodwill value. This was compared with the alternative of an independent stock exchange listing of Danisco Sugar. The Board of Directors, the Executive Board and our external advisers have assessed that selling the sugar activities to Nordzucker is the best solution. This solution is optimal because, first of all, it provides the best value creation for our shareholders. Secondly, with this agreement we ensure our employees a new owner who focuses on production and sale of sugar in Europe – in other words, our employees become part of Nordzucker, a very well-functioning and professional sugar producer. Thirdly, we make sure that our customer base will have a professional and competitive business partner in future. And lastly, I have noticed statements from Nordzucker that in future beet growers may become joint owners of the sugar production in Scandinavia. This ownership structure is traditionally used throughout Europe and will put Scandinavian beet growers on an equal footing with their European colleagues.

With these words, the Board of Directors asks the Annual General Meeting for a mandate to close the sale of Danisco Sugar to German-based Nordzucker. I would like to add that the mandate, of course, will be subject to approval of the sale by the competition authorities in the respective countries.

Finally, I would like to point out that if the Annual General Meeting rejects the proposal, the Board of Directors will consider it a mandate to work towards an independent stock exchange listing or other alternatives. This also applies if the sale is not approved by the authorities.

Granting of share option programme of up to 600,000 share options
For some years, we have granted share option programmes to the Executive Board and senior managers. In the opinion of the Board of Directors, the effect of such programmes is that the Executive Board and senior managers share a common objective with our shareholders, that is, to create value for the company. The combined option programmes, including the proposed programme, account for 5.3% of the total share capital.

The Board of Directors is convinced that share option programmes offer one of many important ways of being an attractive employer so that we are able to retain and attract qualified staff in a global market. And let me add that we use external market data to ensure that the parameters of the programme and the individual allotments take place on market terms.

The Board of Directors therefore proposes to the Annual General Meeting that the Board be authorised to grant 600,000 share options on the terms and conditions stated in the material to the Executive Board and senior managers, about 200 persons in all. Finally, I can inform you that the value of this programme at the present share price level is approx. DKK 32 million against approx. DKK 31 million at the time of the release of last year's Annual Report at the end of June.

Electronic communication
As part of the process of making communication with the shareholders more efficient and modern, the Board of Directors proposes that, in future, electronic communication between the company and the shareholders should be possible, cf. section 65(b) of the Danish Public Companies Act.

Proposal from a shareholder: Danisco will ensure that workers at Grindstedværket who have suffered injury because of mercury or other substances, which the management of the company knew or ought to have known to be hazardous to the employees, will receive damages irrespective of any time limitation.

As I mentioned previously in my speech, these cases took place around 40 years ago when concepts such as pollution and production had an entirely different meaning than today, and when the term sustainability was not in the dictionary. Fortunately, we now know better. The production methods of that time would never be used today.

Basically, our view is that we need experts to consider each individual case. We have therefore urged victims to report their claims through the ordinary channel, which is the National Board of Industrial Injuries. And together with the National Board of Industrial Injuries we will make efforts to ensure that cases are dealt with fast. This is the only way to get an objective assessment of the seriousness of the injuries and legal certainty for all parties. I can inform you that as at 13 August 70 claims had been reported to the National Board of Industrial Injuries. We have already suspended the limitation period and we also have a good and constructive dialogue with the representatives of a large number of the former and current employees – the two Danish trade unions 3F and Dansk Metal.

When the results of the National Board of Industrial Injuries are available and when we have been informed about the contents of the specific cases, we will have an objective basis according to which we can act and find a solution for those who suffer from permanent injuries which will reflect that we, the Board of Directors, are aware of our ethical and social responsibility. Against this background, the Board of Directors cannot approve the proposal at present.

The Annual General Meeting can be followed live at www.danisco.com. Subsequently, it will be possible to read the Chairman's report in its entirety at the same Internet address.

Yours faithfully

Tom Knutzen
CEO

For further information, please contact:
Investor Relations, tel.: +45 3266 2912, investor@danisco.com
Media Relations, tel.: + 45 3266 2913, info@danisco.com

About Danisco
With a rich and innovative portfolio, Danisco is a world leader in food ingredients, enzymes and bio-based solutions. Using nature's own materials, science and the knowledge of our 9,500 people, we design and deliver bio-based ingredients that meet market demand for healthier and safer products. Danisco's ingredients are used globally in a wide range of industries – from bakery, dairy and beverages to animal feed, laundry detergents and bioethanol – offering functional, economic and environmental benefits. Headquartered in Denmark and operating from more than 120 locations, Danisco's key focus is to become our customers' First choice and a truly market-driven global business. In addition, we have one of the most efficient sugar production platforms in Europe. Find out more at www.danisco.com.

DANISCO

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Danisco A/S
Langebrogade 1
P.O. Box 17
1001 Copenhagen K
Denmark
Tel. +45 3266 2000
Fax +45 3266 2175
www.danisco.com
info@danisco.com

20 August 2008

Annual General Meeting of Danisco A/S held on 20 August 2008

Danisco A/S today held its Annual General Meeting adopting the following resolutions:

- The Annual General Meeting gave the Board of Directors a mandate to close the sale of Danisco Sugar A/S to a subsidiary of Nordzucker AG and – should the sale of Danisco Sugar A/S not be completed – to continue to work towards an independent stock exchange listing of Danisco Sugar A/S or other alternatives.

- The Annual Report 2006/07 was adopted and the Board of Directors' proposal to pay a dividend of DKK 7.50 per share of DKK 20 was approved.

- Jørgen Tandrup, Håkan Björklund and Kirsten Drejer were re-elected to the Board of Directors.

- The Company's auditor, Deloitte Statsautoriseret Revisionsaktieselskab, was re-elected.

- The Company's share capital of a nominal value of DKK 978,829,900 will be reduced by a nominal value of DKK 24,964,000 to a nominal value of DKK 953,865,900 through the cancellation of 1,248,200 treasury shares of a nominal value of DKK 24,964,000. The capital reduction is conditional upon no claims being filed before the expiry of the period within which claims must be lodged, cf. section 46 of the Danish Public Companies Act, constituting an obstacle to effecting the capital reduction before 20 August 2009.

- Amendments to the Articles of Association:

  (i) In Article 4.3, the authorisation to increase the Company's share capital by issuing new shares was prolonged by five years.

  (ii) In Article 4.4, the authorisation to raise convertible loans was prolonged by five years.

  (iii) Article 4.7 and the appurtenant Appendix 1 were deleted and the reference to Article 4.7 in Article 4.5 was deleted.

  (v) In Article 21.1, the required number of Executive Board members was changed from "not less than three nor more than ten members" to "not less than two nor more than five members".

(vi) A new Article 26 concerning electronic communication with the shareholders was added to the Articles of Association, and in Article 10.1 "or email" was added after "by ordinary mail".

- The emoluments, which are unchanged, paid to the Board of Directors for the current financial year were approved.

- The Board of Directors was authorised in the period up to next year's Annual General Meeting to allow the Company to purchase treasury shares for a nominal value of up to 10% of the share capital, provided that the share price does not deviate more than 10% from the most recently quoted market price.

- A share option programme of up to 600,000 share options will be granted with an exercise price based on the average share price of five consecutive trading days prior to the Annual General Meeting (13 August 2008 to 19 August 2008 – both days included) excluding any dividend adopted at the Annual General Meeting and subsequently with a premium of 10%. The share options may be exercised between 1 September 2011 and 1 September 2014, with the first options being granted on 1 September 2008 at the earliest. The share options will be granted to the Executive Board and senior managers, a total of around 200 persons.

The exact wording of the resolutions appears from the previously published agenda and the proposals in full for the Annual General Meeting.

The proposal made by a shareholder that workers of Grindstedværket should receive compensation irrespective of any expiry of limitation period was not put to the vote and was therefore not adopted.

After the Annual General Meeting, the Board of Directors appointed Anders Knutsen Chairman of the Board of Directors and Jørgen Tandrup Deputy Chairman.

Yours faithfully

Tom Knutzen
CEO

For further information, please contact:
Investor Relations, tel.: +45 3266 2912, e-mail: investor@danisco.com
Media Relations, tel.: +45 3266 2913, e-mail: info@danisco.com

About Danisco
With a rich and innovative portfolio, Danisco is a world leader in food ingredients, enzymes and bio-based solutions. Using nature's own materials, science and the knowledge of our 9,500 people, we design and deliver bio-based ingredients that meet market demand for healthier and safer products. Danisco's ingredients are used globally in a wide range of industries – from bakery, dairy and beverages to animal feed, laundry detergents and bioethanol – offering functional, economic and environmental benefits. Headquartered in Denmark and operating from more than 120 locations, Danisco's key focus is to become our customers' First choice and a truly market-driven global business. In addition, we have one of the most efficient sugar production platforms in Europe. Find out more at www.danisco.com.

4.

EXECUTIVE BOARD
Notice no.: 11/2008

DANISCO

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RECEIVED

2008 NOV -3 A 10: 20

Danisco A/S
Langebrogade 1
P.O. Box 17
1001 Copenhagen K
Denmark
Tel. +45 3266 2000
Fax +45 3266 2175
www.danisco.com
info@danisco.com

27 August 2008

Restatement of accounting figures for 2007/08

We hereby announce restated figures for 2007/08 based on the reorganisation of Danisco which we published in connection with our full-year results on 23 June 2008 and the expected divestment of our sugar activities.

Please note that our sugar activities are now shown under profit from discontinued operations as a result of Danisco's shareholders authorising the Board of Directors on 20 August to complete the divestment subject to the approval of the competition authorities.

Yours faithfully

Tom Knutzen
CEO

For further information, please contact:
Investor Relations, tel.: +45 3266 2912, e-mail: investor@danisco.com
Media Relations, tel.: +45 3266 2913, e-mail: info@danisco.com

About Danisco
With a rich and innovative portfolio, Danisco is a world leader in food ingredients, enzymes and bio-based solutions. Using nature's own materials, science and the knowledge of our 9,500 people, we design and deliver bio-based ingredients that meet market demand for healthier and safer products. Danisco's ingredients are used globally in a wide range of industries – from bakery, dairy and beverages to animal feed, laundry detergents and bioethanol – offering functional, economic and environmental benefits. Headquartered in Denmark and operating from more than 120 locations, Danisco's key focus is to become our customers' First choice and a truly market-driven global business. In addition, we have one of the most efficient sugar production platforms in Europe. Find out more at www.danisco.com.

DANISCO

First you add knowledge...

Quarterly key figures

(DKKm)	2007/08						
	Q1	Q2	Q3	Q4	6M	9M	YTD
INCOME STATEMENT							
Revenue	3,127	3,002	2,986	3,104	6,129	9,115	12,219
EBITDA before special items	617	550	537	488	1,167	1,704	2,192
Share-based payments	21	3	20	(2)	24	44	42
Operating profit before special items	448	376	356	319	824	1,180	1,499
Special items	-	(6)	(1)	(88)	(6)	(7)	(95)
Operating profit	448	370	355	231	818	1,173	1,404
Net financial expenses	(68)	(65)	(53)	(15)	(133)	(186)	(201)
Profit before tax	380	305	302	216	685	987	1,203
Tax on profit	(121)	(98)	(93)	(121)	(219)	(312)	(433)
Profit for the period from continuing operations	259	207	209	95	466	675	770
Profit for the period from discontinued operations	534	121	55	(181)	655	710	529
Profit attributable to equity holders of the parent	785	317	258	(109)	1,102	1,360	1,251
CASH FLOW							
Cash flow from operating activities	398	296	(11)	361	694	683	1,044
Net investments in property, plant and equipment	(117)	(155)	(73)	(281)	(272)	(345)	(626)
Net investments in intangible assets	(13)	(18)	(21)	(24)	(31)	(52)	(76)
Purchase and sale of enterprises and activities	-	(20)	-	21	(20)	(20)	1
Acquisition and divestments of financial assets	30	(4)	(1)	(26)	28	25	(1)
Free cashflow	298	99	(106)	51	397	291	342
Cash flow from discontinued operations	4,203	186	(679)	(643)	4,389	3,710	3,067
BALANCE SHEET							
Assets	28,038	28,561	29,795	27,943	28,561	29,795	27,943
Assets held for sale	7,658	8,578	9,834	8,705	8,578	9,834	8,705
Assets continuing operations	20,380	19,983	19,961	19,238	19,983	19,961	19,238
Equity attributable to equity holders of the parent	13,295	12,695	12,510	12,259	12,695	12,510	12,259
Minority interests	306	257	263	283	257	263	283
Equity	13,601	12,952	12,773	12,542	12,952	12,773	12,542
Net interest-bearing debt	8,077	8,407	9,121	9,545	8,407	9,121	9,545
RETURN ON CAPITAL (%)							
RONOA							
Food Ingredients	18.9	18.9	18.0	18.0	18.9	18.0	18.0
Genencor	16.3	16.3	19.1	17.0	16.3	19.1	17.0
Total, continued operations	16.3	16.3	16.6	15.8	16.3	16.6	15.8
ROIC, continued operations	8.1	8.5	8.9	8.5	8.5	8.9	8.5
ROE	11.2	12.0	12.8	9.9	12.0	12.8	9.9
INVESTED CAPITAL							
Net working capital							
Food Ingredients	2,541	2,483	2,542	2,493	2,483	2,542	2,493
Genencor	974	1,012	1,073	1,030	1,012	1,073	1,030
Unallocated	21	7	(27)	(60)	7	(27)	(60)
Total	3,536	3,502	3,588	3,463	3,502	3,588	3,463
Net non-current assets (excl. Goodwill)							
Food Ingredients	3,632	3,593	3,572	3,466	3,593	3,572	3,466
Genencor	2,051	2,006	1,998	2,025	2,006	1,998	2,025
Unallocated	87	132	116	129	132	116	129
Total	5,770	5,731	5,686	5,620	5,731	5,686	5,620
Net operating assets							
Food Ingredients	6,173	6,076	6,114	5,959	6,076	6,114	5,959
Genencor	3,025	3,018	3,071	3,055	3,018	3,071	3,055
Unallocated	108	139	89	69	139	89	69
Total	9,306	9,233	9,274	9,083	9,233	9,274	9,083
Goodwill							
Food Ingredients	4,012	3,983	3,927	3,870	3,983	3,927	3,870
Genencor	3,764	3,675	3,593	3,498	3,675	3,593	3,498
Unallocated	-	-	-	-	-	-	-
Total	7,776	7,658	7,520	7,368	7,658	7,520	7,368
Invested capital							
Food Ingredients	10,185	10,059	10,041	9,829	10,059	10,041	9,829
Genencor	6,789	6,693	6,864	6,553	6,693	6,864	6,553
Unallocated	108	139	89	69	139	89	69
Total	17,082	16,891	16,794	16,451	16,891	16,794	16,451

The income statement, cash flow and invested capital are restated excluding discontinued operations from the Flavour and Sugar divisions.

Quarterly key figures

(DKKm)	2007/08						
	Q1	Q2	Q3	Q4	6M	9M	YTD
Revenue per division							
Enablers	1,301	1,229	1,236	1,368	2,530	3,766	5,134
Bio Actives	934	862	829	806	1,796	2,625	3,431
Eliminations	-	-	-	-	-	-	-
Food Ingredients	**2,235**	**2,091**	**2,065**	**2,174**	**4,326**	**6,391**	**8,565**
Genencor	901	920	929	936	1,821	2,750	3,686
Eliminations	(9)	(9)	(8)	(6)	(18)	(26)	(32)
Total	**3,127**	**3,002**	**2,986**	**3,104**	**6,129**	**9,115**	**12,219**
Organic growth per division (%)							
Enablers	1	1	5	9	1	2	4
Bio Actives	6	2	4	(4)	4	4	2
Food Ingredients	**3**	**1**	**4**	**4**	**2**	**3**	**3**
Genencor	5	4	11	18	4	7	9
Total	**3**	**2**	**6**	**8**	**3**	**4**	**5**
Revenue per region							
Europe	1,258	1,166	1,167	1,292	2,424	3,591	4,883
North America	827	815	794	802	1,642	2,436	3,238
Latin America	294	310	316	307	604	920	1,227
Asia-Pacific	584	561	560	535	1,145	1,695	2,230
Rest of the world	164	150	159	168	314	473	641
Total	**3,127**	**3,002**	**2,986**	**3,104**	**6,129**	**9,115**	**12,219**
Organic growth per region (%)							
Europe	0	0	3	9	0	1	3
North America	2	4	11	12	3	5	7
Latin America	6	7	12	13	6	8	10
Asia-Pacific	7	1	4	-3	4	4	2
Rest of the world	34	2	11	1	17	14	11
Total	**3**	**2**	**6**	**8**	**3**	**4**	**5**
EBITDA before special items							
Food Ingredients	424	380	334	426	804	1,138	1,564
Genencor	208	207	186	130	415	601	731
Corporate costs and Central R&D	(36)	(40)	(3)	(66)	(76)	(79)	(145)
Subtotal	**596**	**547**	**517**	**490**	**1,143**	**1,660**	**2,150**
Share-based payments	21	3	20	(2)	24	44	42
Total	**617**	**550**	**537**	**488**	**1,167**	**1,704**	**2,192**
EBITDA margin (%)							
Food Ingredients	19.0	18.2	16.2	19.6	18.6	17.8	18.3
Genencor	23.1	22.5	20.0	13.9	22.8	21.9	19.8
Total	**19.7**	**18.3**	**18.0**	**15.7**	**19.0**	**18.7**	**17.9**
Operating profit before special items							
Enablers	153	130	105	180	283	388	568
Bio Actives	158	134	106	129	292	398	527
Food Ingredients	**311**	**264**	**211**	**309**	**575**	**786**	**1,095**
Genencor	155	150	131	80	305	436	516
Corporate costs and Central R&D	(39)	(41)	(6)	(68)	(80)	(86)	(154)
Subtotal	**427**	**373**	**336**	**321**	**800**	**1,136**	**1,457**
Share-based payments	21	3	20	(2)	24	44	42
Total	**448**	**376**	**356**	**319**	**824**	**1,180**	**1,499**
EBIT margin (%)							
Enablers	11.8	10.6	8.5	13.2	11.2	10.3	11.1
Bio Actives	16.9	15.5	12.8	16.0	16.3	15.2	15.4
Food Ingredients	**13.9**	**12.6**	**10.2**	**14.2**	**13.3**	**12.3**	**12.8**
Genencor	17.2	16.3	14.1	8.5	16.7	15.9	14.0
Total	**14.3**	**12.5**	**11.9**	**10.3**	**13.4**	**12.9**	**12.3**
Special items							
Food Ingredients	-	(5)	-	(93)	(5)	(5)	(98)
Genencor	-	(1)	(1)	5	(1)	(2)	3
Corporate costs and Central R&D	-	-	-	-	-	-	-
Total	-	(6)	(1)	(88)	(6)	(7)	(95)

The income statement, cash flow and invested capital are restated excluding discontinued operations from the Flavour and Sugar divisions.

Discontinued operations

(DKKm)	2007/08						
	Q1	Q2	Q3	Q4	6M	9M	YTD
Profit for the period from discontinued operations							
Flavour	457	-	-	71	457	457	528
Sugar	77	121	55	(252)	198	253	1
Profit for the period from discontinued operations	**534**	**121**	**55**	**(181)**	**655**	**710**	**529**
Sugar							
Revenue	**1,606**	**1,705**	**1,739**	**1,785**	**3,311**	**5,050**	**6,835**
EBITDA before special items	**232**	**256**	**229**	**289**	**488**	**717**	**1,006**
Operating profit before special items	**151**	**175**	**123**	**203**	**326**	**449**	**652**
Special items	-	37	-	(359)	37	37	(322)
Operating profit	**151**	**212**	**123**	**(156)**	**363**	**486**	**330**
Net financial expenses	(37)	(34)	(42)	(51)	(71)	(113)	(164)
Profit before tax	**114**	**178**	**81**	**(207)**	**292**	**373**	**166**
Income tax expense	(37)	(57)	(26)	(45)	(94)	(120)	(165)
Profit for the period from discontinued operations	**77**	**121**	**55**	**(252)**	**198**	**253**	**1**

EXECUTIVE BOARD
Notice no. 12/2008

DANISCO 5.

First you add knowledge...

Danisco A/S
Langebrogade 1
P.O. Box 17
1001 Copenhagen K
Tel. +45 3266 2000
Fax +45 3266 2175
www.danisco.com
info@danisco.com

16 September 2008

Divestment of Direvo Biotech AG to Bayer HealthCare

Direvo Biotech AG today announced the sale of its biopharmaceuticals business to Bayer HealthCare for EUR 210 million in an all cash deal.

Danisco Venture, Danisco's corporate venture fund, sells its 10.6% stake in Direvo Biotech AG to Bayer HealthCare. The transaction contributes around DKK 100 million after tax to Danisco's result and increases our 2008/09 profit expectations for the Group before share-based payments from around DKK 900 million to around DKK 1.0 billion.

A full update of Danisco's expectations for 2008/09 will be included in our Q1 earnings release on 18 September 2008.

Danisco Venture has invested in companies in possession of technologies of strategic importance to Danisco A/S. With the strengthening of the technology portfolio through the acquisitions of Genencor and Rhodia Food Ingredients, Danisco Venture is no longer actively seeking new investments in new venture companies, but will continue to develop existing portfolio companies in order to maximise the value for Danisco financially.

Direvo Industrial Biotechnology GmbH, a wholly-owned subsidiary of Direvo Biotech AG, is not part of the transaction and has been sold in a separate transaction, where Danisco Venture has acquired a 9.6% stake.

The transaction is subject to certain closing conditions and final closing is expected at the end of September 2008.

For further information, please see www.direvo.com and www.bayer.com.

Yours faithfully

Tom Knutzen
CEO

For further information, please contact:
Investor Relations, tel.: +45 3266 2912, investor@danisco.com
Media Relations, tel.: +45 3266 2913, info@danisco.com

About Danisco
With a rich and innovative portfolio, Danisco is a world leader in food ingredients, enzymes and bio-based solutions. Using nature's own materials, science and the knowledge of our 9,500 people, we design and deliver bio-based ingredients that meet market demand for healthier and safer products. Danisco's ingredients are used globally in a wide range of industries – from bakery, dairy and beverages to animal feed, laundry detergents and bioethanol – offering functional, economic and environmental benefits. Headquartered in Denmark and operating from more than 120 locations, Danisco's key focus is to become our customers' First choice and a truly market-driven global business. In addition, we have one of the most efficient sugar production platforms in Europe. Find out more at www.danisco.com

EXECUTIVE BOARD
Notice no.: 13/2008

6.

DANISCO

First you add knowledge...

Danisco A/S
Langebrogade 1
P.O. Box 17
1001 Copenhagen K
Denmark
Tel. +45 3266 2000
Fax +45 3266 2175
www.danisco.com
info@danisco.com

16 September 2008

GOODYEAR

GENENCOR®
A Danisco Division

Genencor and Goodyear to co-develop renewable alternative to petroleum-derived isoprene

Collaborative research marks a leap forward for the biochemicals market segment and the bio-based economy

Genencor, a division of Danisco A/S, and The Goodyear Tire & Rubber Co. today announced a research collaboration to develop a breakthrough bio-based process for producing isoprene using renewable raw materials.

Goodyear and Genencor are developing BioIsoprene™, a revolutionary bio-based alternative for the petroleum-derived chemical compound isoprene. BioIsoprene™ can be used for the production of synthetic rubber – which in turn is an alternative to natural rubber – and other elastomers. The development of BioIsoprene™ could make the tyre and rubber industry less dependent on oil-derived products, such as synthetic rubber made from petroleum-derived isoprene monomer.

Danisco bases its investment on conservative estimates, placing the annual world market potential for high purity isoprene at a value of USD 1-2 billion. BioIsoprene™ will address this market as a renewable and cost-competitive alternative to petroleum-derived isoprene which is currently used in the production of synthetic rubber for tyre applications, adhesives, elastomers and other styrene applications.

Genencor plans to manufacture and supply Goodyear with BioIsoprene™ through a strategic supply arrangement. Goodyear is one of the world's largest users of isoprene for the production of synthetic rubber and other elastomers. Sales of BioIsoprene™ by Genencor to third parties are also anticipated for all market applications of high purity isoprene.

Danisco and Goodyear have been investing jointly for more than a year to validate the project, establish the teams and secure intellectual property assets. To date, our technical progress has exceeded expectations. Over the next three years, Danisco will invest approximately USD 50 million to continue technology development, scale-up and deliver manufacturing cost targets. Additional investments to establish pilot plant operations and manufacturing infrastructure are expected. We expect technical readiness by 2010 and commission of the first large-scale manufacturing plant by 2012. Key technical and commercial accomplishments will be communicated as the effort progresses.

For Goodyear, a bio-based alternative to synthetic rubber would be an important advancement as the company seeks innovative approaches to addressing raw material needs. The company is committed to reducing its carbon footprint, and BioIsoprene™ produced from renewable materials will help achieve this goal.

'We truly see this as a unique opportunity that is consistent with our culture of innovation and industry leadership,' says Jean-Claude Kihn, Goodyear's Chief Technology Officer. 'Since synthetic rubber is a critical component to our products, we are very excited to be working on this renewable alternative with Genencor.'

For Danisco and its Genencor division, BioIsoprene™ is part of its strategic focus to build bio-based systems for biochemical and biofuel production. The Genencor division is critical to unlocking this potential, because it has a long track record as a pioneer in industrial biotechnology and continues to deliver breakthrough bio-based solutions across industries. An example is the joint initiative with DuPont that led to the development of an advanced bioprocess to produce 1.3 propanediol, now sold as Sorona™ produced by DuPont and Tate & Lyle. The project earned the US Presidential Green Chemistry Challenge Award in 2003.

'Danisco sees this announcement as a major leap towards a bio-based future driven by renewable resources,' adds Tom Knutzen, CEO of Danisco. 'Our Genencor division is one of the leading forces in industrial biotechnology and, once again, proves that with this project. Today's announcement joins our recent joint venture with DuPont on cellulosic ethanol as another important milestone in changing the strategic profile of our company by capturing a bigger part of the value chain in these exciting markets.'

Danisco will host a conference call at 3 pm (CET) today for shareholders, investors and the media. A slide presentation for this event will be accessible under Investor Relations at www.danisco.com.

Yours faithfully

Tom Knutzen
CEO

For further information, please contact:
Danisco Investor Relations: Julie Quist, tel.: +45 3266 2925, investor@danisco.com
Danisco Media Relations: Natalie E. Weber, tel.: +45 3266 2927, natalie.weber@danisco.com
Genencor Media (Europe): Francis Stalder, tel.: +31 71 56 86 304, francis.stalder@danisco.com
Goodyear: Scott Baughman, tel.: +1 330 796 1136, sbaughman@goodyear.com
Goodyear: Rob Whitehouse, tel.: +1 330 796 8517, robwhitehouse@goodyear.com

About Genencor
Genencor, a division of Danisco A/S, is a world leader in industrial biotechnology and a pioneer in enzyme innovation and systems biology. Genencor improves process and product performance for a spectrum of industries, from biofuels and laundry detergents to animal nutrition and food. As part of a global organisation, Genencor's manufacturing and distribution network spans more than 40 countries. In collaboration with customers, technology leaders and other stakeholders, Genencor supplies competitive, bio-based solutions. These innovations create value throughout the supply chain, from raw material to finished product, while building the low-carbon economy.

To find out more about BioIsoprene™, visit www.genencor.com, or contact Richard LaDuca, Senior Director Business Development at tel. +1 650 846 7537.

About Goodyear
Goodyear is one of the world's largest tyre companies. Fortune magazine named Goodyear the World's Most Admired Motor Vehicle Parts Company in its 2008 list of the World's Most Admired Companies. The publication ranked Goodyear no. 1 in innovation, people management, use of assets and global orientation. The company is also listed on Forbes magazine's list of the Most Trustworthy Companies in America and CRO magazine's ranking of the 100 Best Corporate Citizens. Goodyear employs about 70,000 people and manufactures its products at more than 60 facilities in 25 countries around the world. For more information about Goodyear, go to www.goodyear.com/corporate.

About Danisco
With a rich and innovative portfolio, Danisco is a world leader in food ingredients, enzymes and bio-based solutions. Using nature's own materials, science and the knowledge of our 9,500 people, we design and deliver bio-based ingredients that meet market demand for healthier and safer products. Danisco's ingredients are used globally in a wide range of industries – from bakery, dairy and beverages to animal feed, laundry detergents and bioethanol – offering functional, economic and environmental benefits. Headquartered in Denmark and operating from more than 120 locations, Danisco's key focus is to become our customers' First choice and a truly market-driven global business. In addition, we have one of the most efficient sugar production platforms in Europe. Find out more at www.danisco.com.

7.

DANISCO

First you add knowledge...

Text size: A A

18 September 2008 - 11:16

Announcement of results for Q1

Announcement of results for Q1 2008/09 (1 May - 31 July 2008)

Notice no. 14/2008

Solid top-line momentum
In Q1 2008/09, Danisco recorded 9% organic growth Y/Y, well ahead of our long-term target. Genencor, Enablers and Cultures saw solid top-line momentum. In spite of disappointing Sweeteners performance, EBIT was in line with our expectations. We upgrade our group profit estimate on the back of an after-tax gain of around DKK 100 million from divesting our venture company Direvo.

CEO Tom Knutzen comments: 'Q1 has been another eventful quarter for Danisco as we continue to implement our strategy. We have found an attractive buyer for Sugar, we have announced another exciting collaboration in the field of industrial biotech – namely with Goodyear – we are accelerating growth in most of our businesses, and we have been given the go-ahead to acquire Abitec, thus further strengthening our market leadership within food ingredients. We feel confident we are moving in the right direction.'

Highlights

- Satisfactory top-line performance; 9% organic growth for the Group exceeded Danisco's long-term targets.
- Key organic growth contributors included Genencor (+13% Y/Y) and Enablers (+13% Y/Y); Cultures also maintained its solid top-line momentum.
- Group EBIT performance as we expected despite disappointing earnings in Sweeteners.
- Our newly announced Goodyear collaboration reinforces our biochemicals strategy – and our joint venture with DuPont is making good progress.
- The sale of our stake in venture company Direvo triggers a DKK 100 million upgrade in our outlook for group profit for the period.
- In August, Danisco's shareholders approved the Board of Directors' proposal to divest Sugar to Nordzucker. The process of filing for approval with competition authorities is in its concluding stage.
- We will initiate a share buyback programme of DKK 1.0 billion once we have closed the Sugar transaction, after which we will review our capital structure.

Outlook for 2008/09
Based on overall strong Q1 performance and the acquisition of Abitec, we lift our revenue estimate to DKK 13.0 billion (previously DKK 12.6 billion). We maintain our EBIT outlook for the Group, excluding Sugar for 2008/09. Our Bio Chemicals Projects estimates are also unchanged, as are our underlying assumptions regarding Sugar. Due to an after-tax gain of around DKK 100 million relating to Direvo, we upgrade our outlook for profit after tax before share-based payments to DKK 1.0 billion (previously DKK 900 million).

For the full results, download the PDF reports:

Q1 report in English

Q1 report in Danish

Printed Monday, 27 October 2008 from
http://www.danisco.com/cms/connect/corporate/media+relations/news/archive/2008/september/investor_266_en.htm

DANISCO

First you add knowledge...



18 September 2008

Announcement of Results for Q1 2008/09

(1 May 2008 - 31 July 2008)

Contents

About Danisco

With a rich and innovative portfolio, Danisco is a world leader in food ingredients, enzymes and bio-based solutions. Using nature's own materials, science and the knowledge of our 9,500 people, we design and deliver bio-based ingredients that meet market demand for healthier and safer products. Danisco's ingredients are used globally in a wide range of industries – from bakery, dairy and beverages to animal feed, laundry detergents and bioethanol – offering functional, economic and environmental benefits. Headquartered in Denmark and operating from more than 120 locations, Danisco's key focus is to become our customers' First choice and a truly market-driven global business. In addition, we have one of the most efficient sugar production platforms in Europe. Find out more at www.danisco.com.

Executive Board
Notice no.: 14/2008

DANISCO
First you add knowledge...

Danisco A/S
Langebrogade 1
P.O.Box 17
DK-1001 Copenhagen K
Tel. +45 3266 2000
Fax +45 3266 2175
www.danisco.com
info@danisco.com

Announcement of Results for Q1 2008/09
1 May 2008– 31 July 2008

18 September 2008

Solid top-line momentum

In Q1 2008/09, Danisco recorded 9% organic growth Y/Y, well ahead of our long-term target. Genencor, Enablers and Cultures saw solid top-line momentum. In spite of disappointing Sweeteners performance, EBIT was in line with our expectations. We upgrade our group profit estimate on the back of an after-tax gain of around DKK 100 million from divesting our venture company Direvo.

CEO Tom Knutzen comments: 'Q1 has been another eventful quarter for Danisco as we continue to implement our strategy. We have found an attractive buyer for Sugar, we have announced another exciting collaboration in the field of industrial biotech – namely with Goodyear – we are accelerating growth in most of our businesses, and we have been given the go-ahead to acquire Abitec, thus further strengthening our market leadership within food ingredients. We feel confident we are moving in the right direction.'

Highlights

- Satisfactory top-line performance; 9% organic growth for the Group exceeded Danisco's long-term targets.
- Key organic growth contributors included Genencor (+13% Y/Y) and Enablers (+13% Y/Y); Cultures also maintained its solid top-line momentum.
- Group EBIT performance as we expected despite disappointing earnings in Sweeteners.
- Our newly announced Goodyear collaboration reinforces our biochemicals strategy – and our joint venture with DuPont is making good progress.
- The sale of our stake in venture company Direvo triggers a DKK 100 million upgrade in our outlook for group profit for the period.
- In August, Danisco's shareholders approved the Board of Directors' proposal to divest Sugar to Nordzucker. The process of filing for approval with competition authorities is in its concluding stage.
- We will initiate a share buyback programme of DKK 1.0 billion once we have closed the Sugar transaction, after which we will review our capital structure.

Outlook for 2008/09

Based on overall strong Q1 performance and the acquisition of Abitec, we lift our revenue estimate to DKK 13.0 billion (previously DKK 12.6 billion). We maintain our EBIT outlook for the Group, excluding Sugar for 2008/09. Our Bio Chemicals Projects estimates are also unchanged, as are our underlying assumptions regarding Sugar. Due to an after-tax gain of around DKK 100 million relating to Direvo, we upgrade our outlook for profit after tax before share-based payments to DKK 1.0 billion (previously DKK 900 million).

For further detail, please refer to page 14 of this report.

Key figures and financial ratios

(DKKm)	Q1 2008/09	Q1 2007/08	YTD 2008/09	YTD 2007/08
Income statement				
Revenue	3,235	3,127	3,235	3,127
EBITDA before special items	571	617	571	617
Operating profit before special items (EBIT)	403	448	403	448
Special items	(6)	-	(6)	-
Operating profit	397	448	397	448
Income from joint ventures	(9)	-	(9)	-
Net financial expenses	(45)	(68)	(45)	(68)
Profit before tax	343	380	343	380
Profit from continuing operations	230	259	230	259
Profit from discontinued operations	41	534	41	534
Profit for the period	271	793	271	793
Profit attributable to equity holders of the parent	265	785	265	785
Revenue				
Food Ingredients	2,274	2,235	2,274	2,235
Genencor	966	901	966	901
Eliminations	(5)	(9)	(5)	(9)
Total	**3,235**	**3,127**	**3,235**	**3,127**
Operating profit before special items (EBIT)				
Food Ingredients	336	311	336	311
Genencor	112	155	112	155
Corporate costs and Central R&D	(36)	(39)	(36)	(39)
Subtotal	**412**	**427**	**412**	**427**
Share-based payments	(9)	21	(9)	21
Total	**403**	**448**	**403**	**448**
Cash flow, continuing operations				
Cash flow from operating activities	82	398	82	398
Cash flow from investing activities	(118)	(100)	(118)	(100)
Free cash flow	**(36)**	**298**	**(36)**	**298**
Balance sheet				
Total assets	27,587	28,038	27,587	28,038
Equity attributable to equity holders of the parent	12,700	13,295	12,700	13,295
Equity	12,988	13,601	12,988	13,601
Net interest-bearing debt	8,830	8,077	8,830	8,077
Net operating assets, continuing operations	9,386	9,306	9,386	9,306
Invested capital, continuing operations	16,744	17,082	16,744	17,082
Return on capital (%)				
Return on invested capital (ROIC), continuing operations	8.3	8.1	8.3	8.1
Return on equity (ROE)	5.7	11.2	5.7	11.2
NIBD/EBITDA ratio	2.8	3.5	2.8	3.5
Number of shares*				
Diluted average number of shares	47,528	48,867	47,528	48,867
Diluted number of shares at period-end	47,522	48,485	47,522	48,485
Earnings per share (DKK)*				
Diluted earnings per share	5.60	16.06	5.60	16.06
Diluted earnings per share before special items and discontinued operations	4.74	5.12	4.74	5.12
Diluted cash flow per share	1.73	8.14	1.73	8.14
Diluted book value per share	267	274	267	274
Share price				
Market price per share (DKK)	329	408	329	408
Market capitalisation (DKK million)	15,633	19,805	15,633	19,805

*) The effect of Danisco's programmes for share options has been included in the diluted values.

Group overview

Strategy and organisation

Reorganisation and Sugar divestment impacting reporting structure

The present Q1 2008/09 report differs from our 2007/08 financial reports for two main reasons. Firstly, in July 2008 we announced the divestment of our sugar activities to Nordzucker. The sale was approved by our shareholders at the subsequent Annual General Meeting, and we are now only awaiting the formal go-ahead from the relevant authorities in a string of countries. The process of filing for approval with competition authorities is in its concluding stage. Secondly, in June 2008, we announced an updated strategy for Danisco – Becoming first choice – which included a reorganisation of the company on the ingredients side, the establishment of a Bio Chemicals platform, as well as updated targets and financial milestones.

Bio Chemicals Projects discussed separately

This means that our figures are now presented differently from the 2007/08 reports. Sugar is now shown as 'Profit from discontinued operations', whereas before it was fully consolidated. Meanwhile, the continuing business is now encompassing two new segments – Food Ingredients (including the two clusters Enablers and Bio Actives) and our enzyme and industrial biotech business Genencor. We also include a separate chapter on our Bio Chemicals Projects (BCP) to allow for more clarity regarding these Genencor activities. Note that our partnership with DuPont is accounted for as a joint venture, whilst our collaboration with Goodyear is shown above the EBIT line as part of the Genencor segment.

Restated figures for 2007/08 were published in August 2008

This new reporting structure was discussed in some detail already in our 2007/08 Annual Report, and in August we published detailed, restated accounts for 2007/08 according to the new structure – please refer to our Stock Exchange Notice no. 11/2008 for further details. Throughout this report, we discuss Y/Y developments on a fully comparable, like-for-like basis.

Group financials

Group organic growth 9%

In Q1 2008/09, Danisco reported revenue of DKK 3.2 billion, reflecting 9% organic top-line growth Y/Y, or 3% growth in DKK terms. Emulsifiers, Genencor and Cultures were all strong growth contributors, and Gums & Systems recorded mid-single digit growth rates, with Sweeteners being the one segment to report negative top-line growth for the period. Overall, group revenue came off to a good start to the financial year.

Profit from continuing business

(DKKm)	Q1 2008/09	Q1 2007/08	YTD 2008/09	YTD 2007/08
Revenue	3,235	3,127	3,235	3,127
EBIT before BCP*, share-based payments and special items	**419**	**428**	**419**	**428**
EBIT BCP	(6)	-	(6)	-
Total	**413**	**428**	**413**	**428**
Share-based payments	(9)	21	(9)	21
Special items	(6)	-	(6)	-
Operating profit	**397**	**449**	**397**	**449**
Income from joint ventures	(9)	-	(9)	-
Net financial expenses	(45)	(68)	(45)	(68)
Profit before tax	**343**	**380**	**343**	**380**
Tax	(113)	(122)	(113)	(122)
Profit from continuing business	**230**	**258**	**230**	**258**

* Bio Chemical Projects (BCP)

Enablers margins recovering well

EBIT before share-based payments came in at DKK 412 million for the period. Excluding the impact of Bio Chemicals Projects of DKK 6 million, this corresponded to a margin of 12.9% in Q1 (last year 13.7%). Sweeteners aside, all business areas performed broadly in line with or ahead of our EBIT expectations for the period. Our Enablers cluster showed particularly strong recovery Y/Y mainly due to Emulsifiers as we are gradually succeeding in our efforts to recover higher input costs through price increases. Meanwhile, currency movements continued to have a negative impact on our results.

Bio Chemicals Projects – covering our two projects with DuPont and Goodyear – recorded total costs of DKK 19 million for the period, of which DKK 13 million (DKK 9 million after tax) relates to our joint venture with DuPont and is accounted for as a joint venture.

The USD and currencies that correlate with the USD, depreciated by 13% Y/Y and translated into a reduction of an estimated DKK 30 million on the EBIT line.

Our corporate costs and central R&D spend came in slightly below last year. Within central R&D, which covers cross-divisional activities that cannot be attributed to one single business segment, we are focusing on initiatives within several identified growth areas, some of which include:

- BioHorizons which focuses on applying our biotech capabilities into new areas
- Health & Nutrition projects beyond our existing Cultures and Sweeteners portfolios
- Cross-segment, technology platform projects within food application

Special items came in at a net cost of DKK 6 million mainly relating to our Bratislava financial shared service centre, the start-up of which has developed highly satisfactorily.

Net financial costs for continuing operations totalled DKK 45 million against DKK 68 million in Q1 2007/08 reflecting Danisco's lower level of net debt. Danisco Sugar's debt is mainly contributed internally from the parent company. The interest allocated to Sugar under discontinued operations represents the debt charges on intercompany debt, as well as minor external debt in Danisco Sugar.

Direvo stake divested at after-tax gain of around DKK 100 million

As part of our strategy to exit our historical venture investments, we have agreed to divest our stake in Direvo to Bayer HealthCare. This will result in an after-tax gain of approximately DKK 100 million for FY 2008/09.

Taxes came in at DKK 113 million for the period. The higher tax rate vs. earlier periods reflects the fact that Sugar – where most of our earnings stem from Nordic countries with a relatively low tax rate – is no longer part of our ongoing business.

Minorities came in at DKK 6 million for the period. In addition to Sugar's minorities, these reflect a couple of small Asian subsidiaries within Food Ingredients.

Discontinued operations – i.e. Sugar – contributed DKK 41 million for the period on an after-tax basis in line with our expectations.

Initiating share buyback once Sugar deal is closed

Danisco closed the quarter with a net debt of DKK 8.8 billion. We will initiate a share buyback of DKK 1.0 billion once we have closed the Sugar transaction, after which we will review our capital structure.

Last year's NWC positively impacted by Flavours

Capital expenditure came in at DKK 166 million for the period, in line with our expectations. The Y/Y decline in free cash flow for the period was primarily caused by a lower cash flow from operating activities. Last year's net working capital was positively impacted by around DKK 150 million relating to Flavours (which has since been divested), which explains the lion's share of the Y/Y change in net

working capital. Current inventory levels are negatively impacted by high xylitol volumes in stock.

Change in equity

Consolidated equity grew from DKK 12,542 million to DKK 12,988 million affected by the result for the period of DKK 271 million, as well as market valuation of instruments hedging future transactions, net DKK 175 million, or DKK 446 million in total.

Food Ingredients

(DKKm)	Q1 2008/09	Q1 2007/08	YTD 2008/09	YTD 2007/08
Revenue				
Enablers	1,390	1,301	1,390	1,301
Bio Actives	884	934	884	934
Eliminations	-	-	-	-
Total	**2,274**	**2,235**	**2,274**	**2,235**
Growth (%)	2	1	2	1
Organic growth (%)	7	3	7	3
EBITDA	**446**	**424**	**446**	**424**
EBITDA margin (%)	19.6	19.0	19.6	19.0
EBIT				
Enablers	192	153	192	153
Bio Actives	144	158	144	158
Total	**336**	**311**	**336**	**311**
EBIT margin (%)	14.8	13.9	14.8	13.9
RONOA (%)	**18.5**	**18.9**	**18.5**	**18.9**
Net working capital	2,674	2,541	2,674	2,541
Net non-current assets	3,476	3,632	3,476	3,632
Net operating assets	6,150	6,173	6,150	6,173
Goodwill	3,869	4,012	3,869	4,012
Invested capital	10,019	10,185	10,019	10,185

Food Ingredients recorded 7% organic growth, driven by Enablers

In Q1 2008/09, Danisco's Food Ingredients segment posted 7% organic growth Y/Y, thus exceeding our long-term target for this segment. Top-line performance came in ahead of our expectations in all major business areas aside from Sweeteners. At 14.8%, Food Ingredients recorded an EBIT margin expansion of 0.9 percentage points Y/Y despite a challenging input cost environment and notably lower profitability in Sweeteners.

Product clusters

Enablers

(DKKm)	Q1 2008/09	Q1 2007/08	YTD 2008/09	YTD 2007/08
Revenue	**1,390**	**1,301**	**1,390**	**1,301**
Growth (%)	7	-	7	-
Organic growth (%)	13	1	13	1
EBIT	**192**	**153**	**192**	**153**
EBIT margin (%)	13.8	11.8	13.8	11.8

Our Enablers cluster achieved 13% average organic growth over the quarter. The cluster's EBIT margin came in at 13.8%, a 2.0 percentage point margin expansion Y/Y.

Substantial top-line growth in Emulsifiers

Emulsifiers performed particularly well over the quarter with solid double-digit organic growth rates in all major markets driven by a more favourable pricing environment. We are satisfied with the progress we have had in our efforts to pursue compensation for higher raw material costs. However, we still face the challenge of securing further price increases in the coming months in order to defend our profits going forward. Towards the end of the quarter, we saw a decline in the price of certain raw materials, the market for which continues to be highly

volatile. However, in absolute terms, our Enablers raw material costs still remain substantially higher Y/Y.

Abitec acquisition approved

We have now received approval by the relevant authorities to acquire Abitec, the emulsifier arm of Associated British Foods. We are currently consulting employees and other stakeholders regarding the company's future structure and look forward to integrating Abitec into Danisco as we expect the acquisition to further support our ability to meet the demands of our customers and create further growth opportunities. Abitec will be consolidated into Danisco's accounts with effect from 1 September 2008.

Gums & Systems sees growth picking up

Gums & Systems also developed well over the quarter, growing organically at mid-single digit rates, driven by decent volumes and some price increases particularly in North America and Eastern Europe. Pectin performed particularly well this quarter across all major regions. We anticipate further price increases for Gums & Systems over the coming year since we have not yet recovered cost increases relating to input costs including energy.

Bio Actives

(DKKm)	Q1 2008/09	Q1 2007/08	YTD 2008/09	YTD 2007/08
Revenue	**884**	**934**	**884**	**934**
Growth (%)	(5)	3	(5)	3
Organic growth (%)	(1)	6	(1)	6
EBIT	**144**	**158**	**144**	**158**
EBIT margin (%)	16.3	16.9	16.3	16.9

Our Bio Actives cluster – encompassing our Cultures and Sweeteners activities – posted flat organic sales exclusively due to the challenges we are facing in Sweeteners. The EBIT margin came in at 16.3% against 16.9% in Q1 2007/08 despite good advances in Cultures.

Continued strong momentum in Cultures

Cultures grew organically at high single-digit rates, with particularly strong momentum in North America and in the ASPAC region. Both price and volume contributed well to the continued solid momentum in Cultures. Growth was fairly broad-based across the product areas although dietary supplements grew especially well over the quarter. In August 2008, Cultures announced that it had partnered with Stonyfield Farm, the world's largest organic yoghurt producer, to supply probiotics.

Sweeteners recording sharp decline in top line and profits

Sweeteners, on the other hand, saw an equally large drop in organic growth. We recorded good momentum for Litesse®, which won FDA approval in 2007, thus supporting our Health & Nutrition strategy. Fructose sales declined due to increased competition, but the sizeable decline in Sweeteners' top line was primarily due to the xylitol situation that we discussed in our previous financial report. The 17% decline in xylitol revenue had a significant negative impact on our earnings for the division and was driven by a combination of price and volume decline.

Meanwhile, the underlying market drivers for xylitol remain attractive. We expect the market to continue to grow, offering continued opportunities for our xylitol business even if we have recently conceded market share. Our cost structure remains the most efficient in the industry allowing us a still-acceptable margin even at lower prices, which confirms our confidence in the long-term outlook for our xylitol business despite the current headwind that we are facing. An internal task force is focusing on identifying new areas of application and is starting to see the initial positive results of its efforts. Meanwhile, we have reduced our daily production levels in order to stop further inventory build-ups.

For a geographic breakdown of our group revenues, please refer to page 25.

Genencor

(DKKm)	Q1 2008/09	Q1 2007/08	YTD 2008/09	YTD 2007/08
Revenue				
Genencor division	966	901	966	901
Bio Chemical Projects	-	-	-	-
Total	**966**	**901**	**966**	**901**
Growth (%)	7	2	7	2
Organic growth (%)	13	5	13	5
EBITDA	**166**	**208**	**166**	**208**
EBITDA margin (%)	17.2	23.1	17.2	23.1
EBIT				
Genencor division	118	155	118	155
Bio Chemical Projects	(6)	-	(6)	-
Total	**112**	**155**	**112**	**155**
EBIT margin (%)	11.6	17.2	11.6	17.2
Joint venture before tax	(13)	-	(13)	-
RONOA (%)	**15.5**	**18.3**	**15.5**	**18.3**
Net working capital	1,136	974	1,136	974
Net non-current assets	2,027	2,051	2,027	2,051
Net operating assets	3,163	3,025	3,163	3,025
Goodwill	3,489	3,764	3,489	3,764
Invested capital	6,652	6,789	6,652	6,789

Genencor posted strong top-line growth in Q1 2008/09, driven especially by good volumes. Organic growth came in at 13%, thereby exceeding our long-term growth target for the segment, and was fairly broad-based in terms of geography, albeit with particularly good demand in the developed markets.

Strong top-line growth in feed and bioethanol enzymes

Among the strongest top-line performers were, once again, Feed and Bioethanol. Both business areas continued to show significant double-digit organic growth rates Y/Y. Genencor's Feed segment continued to gain market share and remains a star performer in all regions as high raw material prices continue to push up demand for value-creating feed enzymes. Regarding enzymes for bioethanol production, Genencor continued to defend its market position in the fast-growing, all-important North American market during Q1 2008/09. Demand for first-generation bioethanol enzymes outside of North America remains negligible.

During Q1 2008/09, Textiles, Food, Grain Processing and a wide range of other enzyme application segments recorded organic growth at generally satisfactory rates. The overall textile market is going through a period of market contraction primarily due to current fashion trends, but we are focusing on promising new initiatives within this area. Our food enzymes business is making steady improvements in its product offering.

Negative mix in F&HC impacting margins

Fabric & Household Care recorded a decline in organic top-line growth. We saw an acceleration of the shift among several of our key accounts towards the less specialised, value segments of the protease market, with healthy volume increases due to increased enzyme usage failing to fully compensate for lower average prices. The mix trend had a negative effect on our margins within this business area, and we do not expect this trend to revert in the immediate future. Meanwhile, we are further scaling up our efforts to strengthen our F&HC portfolio.

In absolute terms, Genencor's EBIT was slightly below our expectations. Increased R&D spend made a negative contribution to our margin. Meanwhile, the sharp revenue increase in feed vs. the lack of progress in Fabric & Household Care also had a negative product mix impact on Genencor's EBIT margin, which came in at 12.2% against 17.2% last year, excluding Bio Chemicals Projects.

As part of Danisco's agreement with Nordzucker on the divestment of Danisco Sugar, we have transferred the BBA (barley-based beta-amylase) enzyme facility at Jokioinen, Finland, to Genencor. The effect on Genencor's results will likely be minor since Jokioinen sales were already being handled by Genencor.

Please refer to our group geographic revenue breakdown shown on page 25.

Bio Chemicals Projects

DuPont Danisco Cellulosic Ethanol progressing well

Genencor's biochemicals pipeline progressed well over the quarter. Our partnership with DuPont on the development of integrated solutions for second-generation bioethanol, which we announced in May 2008, entered into a strategic, innovative collaboration with the University of Tennessee, USA, and took the first steps towards constructing a fast-track pilot facility and state-of-the-art R&D facility in North America. We are excited about this unique collaboration which will focus on two key substrates. The pilot plant will initially process western Tennessee corn cobs to ethanol and then optimise its technology for switchgrass to ethanol conversion. University of Tennessee is investing around USD 40 million into the project.

Goodyear collaboration addressing multi - billion USD market

On 16 September 2008, we announced another innovative research collaboration within biochemicals, targeting the pressing need to move towards a low-carbon economy. In collaboration with Goodyear, one of the world's largest tyre companies, Genencor is addressing a multi-billion USD market by developing BioIsoprene™, a renewable, bio-based, and low-cost alternative to petroleum-derived isoprene. BioIsoprene™ can be used for the production of synthetic rubber – which in turn is an alternative to natural rubber – and other elastomers. Danisco and Goodyear have been investing jointly for more than a year to validate the project and secure intellectual property rights, and so far technical progress has exceeded expectations.

Genencor targeting a greater part of the value chain

The collaboration is another important milestone in changing the strategic profile of our company by capturing a bigger part of the value chain in exciting markets. Over the next three years, Danisco will invest approximately USD 50 million to continue technology development, scale-up and deliver manufacturing cost targets. We expect technical readiness by 2010 and commission of our first large-scale manufacturing plant by 2012.

If successful, Genencor will manufacture and supply Goodyear with BioIsoprene™ through a strategic supply arrangement; sales of BioIsoprene™ by Genencor to third parties are also anticipated for all market applications of high purity isoprene.

Discontinued operations

Discontinued operations reflects Danisco Sugar A/S. In Q1 2007/08, discontinued operations included the now-divested Flavours with two months, as well as the gain on the sale of that business.

Danisco Sugar

Performance in line with our expectations

Discontinued operations – i.e. Danisco Sugar – performed in line with our expectations over the quarter. Sugar posted revenue of DKK 1.7 billion, a slight increase Y/Y, whilst EBIT came in at DKK 102 million against DKK 151 million in Q1 last year, due to the impacts of the ongoing EU sugar reform.

Anklam opening successful

Sugar recently announced the opening of its bioethanol facility in Anklam, Germany, thus addressing a promising market opportunity. The start-up of the Anklam facility progressed well.

Now awaiting regulatory approval of our deal with Nordzucker

At Danisco's Annual General Meeting in August 2008, our shareholders voted overwhelmingly in favour of our Board of Directors' proposal to divest Danisco Sugar to Nordzucker. Subsequently, we have been filing with relevant competition authorities in a number of markets and are now in the concluding phase of completing the filing. The timing of gaining approval for the proposed transaction depends on the legal procedures in these markets. Our own assessment is that we should be able to close the deal by the beginning of the calendar year 2009.

Outlook for 2008/09

Assumptions underlying the outlook for 2008/09

Our group outlook for operations for the financial year 2008/09 is based on the current energy and raw material prices. Our currency and interest rate assumptions are specified below.

In 2008/09, Danisco's result will depend on the timing of closing the sale of Danisco Sugar to Nordzucker. Following the approval of Danisco's shareholders to go ahead with the divestment of Sugar pending approval by the relevant authorities, we now account for our Sugar activities as part of our discontinued operations. For simplicity, our group outlook for 2008/09 still assumes that Danisco Sugar remains part of the Group for the full financial year. Our underlying earnings expectations for Sugar in 2008/09 are unchanged since the outlook that we gave on 23 June 2008. Closing the deal prior to year-end 2008/09 will of course reduce the income from Sugar to the Group.

Outlook highlights

We upgrade our 2008/09 profit outlook for the Group

(DKKm)	Divisions	BCP	Group	Group Previous
Revenue	13,000	-	13,000	19,400
EBIT*	1,450	(50)	1,400	1,850
DDCE JV**		(50)	(50)	(50)
Profit from discontinued operations	-		250	-
Special items			(50)	(50)
Profit for the period			**1,000**	**900**

* Before share-based payments and special items
** DuPont Danisco Cellulosic Ethanol Company LLC

We expect organic growth of at least 6% (previously around 6%). In addition, we expect Abitec to contribute approximately DKK 150 million in revenue with a neutral EBIT effect. At currency rates as per 31 July 2008, this corresponds to revenue of around DKK 13.0 billion (DKK 12.6 billion).

We expect EBIT (before share-based payments but including corporate costs and central R&D) of around DKK 1.4 billion (unchanged), corresponding to a margin slightly below 11%.

For Food Ingredients, we still expect an EBIT margin contraction. That will be driven by an improved result in Cultures and in Emulsifiers, a broadly unchanged result for Gums & Systems and a substantially lower result for Sweeteners. In Genencor, we expect to see a minor decrease in the EBIT margin, excluding the higher R&D spend of around DKK 50 million relating to Bio Chemicals (see below). We still assume progress in all major enzyme areas except Fabric & Household Care.

Bio Chemicals Projects

In 2008/09, we expect expenses relating to Bio Chemicals Projects to total approximately DKK 100 million (unchanged), half of which will be recognised using the equity method below the EBIT line (DuPont Danisco Cellulosic Ethanol Company LLC), whilst the remaining approximately DKK 50 million (Goodyear) will be booked above the EBIT line as part of Genencor.

Group results

For the Group as a whole, we now expect revenue of around DKK 13.0 billion (previously DKK 12.6 billion excluding Sugar and DKK 19.4 billion including Sugar) and EBIT before share-based payments and special items of around DKK 1.4

billion (previously DKK 1.4 billion excluding Sugar and DKK 1.85 billion including Sugar).

Special items are still expected at a level of up to DKK 50 million in net costs.

The planned divestment of our stake in venture company Direvo to Bayer HealthCare is expected to lead to an after-tax gain of around DKK 100 million for the year recorded under financials.

We expect a tax rate of around 32% before share-based payments, which is higher than our previous estimate due to the planned divestment of Sugar.

Meanwhile, we expect to record profit from discontinued operations – i.e. Sugar – of around DKK 250 million based on unchanged underlying assumptions for the Sugar activities.

We therefore expect to report profit for the Group before share-based payments of around DKK 1.0 billion (previously DKK 900 million).

We still expect a level of CAPEX around DKK 1.0 billion for Danisco excluding Sugar.

Currency and interest assumptions

USD assumptions

The outlook for 2008/09 is based on a USD rate of DKK 4.77 on 31 July 2008, with an average exchange rate in 2007/08 of DKK 5.20. On 17 September 2008, the USD rate was DKK 5.24.

Exchange rate sensitivity

The calculation of sensitivity to changes in the USD rate includes currencies that correlate with the USD. A change in the USD rate of DKK 1.00 and the same relative change in USD-related currencies will cause a change in full-year revenue of around DKK 700 million and in EBIT of around DKK 75 million.

Interest rate sensitivity

At the end of July 2008, the Group's average interest rate duration was 4.3 years and 58% of the Group's loans were based on fixed interest rates. A change in interest rates of 1% on an annual basis would – viewed in isolation – impact the Group's interest expenses by around DKK 40 million.

Risk factors

The forward-looking statements contained in this announcement, including expected revenue and earnings performance, inherently involve risks and uncertainties that could be materially affected by factors such as global economic matters, including interest rate and currency movements, fluctuations in raw material prices, production-related problems, breach or unexpected termination of contracts, price reductions resulting from market-driven price reductions, market acceptance of new products and launches of rivalling products. Danisco is only obliged to update and adjust the stated expectations in so far as this is required by law, including the Danish Securities Trading Act.

Other information

Executive Committee
Stina Bjerg Nielsen, Senior Vice President, Corporate HR, and member of the Executive Committee has accepted a new position outside Danisco A/S and will leave the Group around year-end 2008. A search for her replacement has begun.

Accounting policies etc.
The accounting policies for the Group are unchanged from 2007/08.

In the case of discrepancies between the Danish and English versions of the Announcement of Results, the Danish version prevails.

Share-based payments
For several years Danisco has granted share options to the Executive Board and senior managers to motivate and retain them and encourage common goals with the shareholders.

As resolved at the Annual General Meeting on 20 August 2008, up to 600,000 share options will be issued to the Executive Board and senior managers, totalling some 200 persons, at a share price of DKK 369. Subsequently, the option programme will comprise 2,596,117 shares equivalent to 5.4% of the Company's share capital.

Information meeting
This Announcement of Results is also available at www.danisco.com. The meeting for institutional investors, equity analysts and the press to be held today at 3:00 pm can be followed on the above website.

Financial calendar

Date		Reporting period
17 November	2008	IR quiet period starts for Q2
16 December	2008	Q2 results
19 February	2009	IR quiet period starts for Q3
18 March	2009	Q3 results
25 May	2009	IR quiet period starts for Q4
24 June	2009	Q4 results
20 August	2009	Annual General Meeting
20 August	2009	IR quiet period starts for Q1
17 September	2009	Q1 results
18 November	2009	IR quiet period starts for Q2
16 December	2009	Q2 results

For further information:
Investor Relations, tel.: +45 3266 2912, investor@danisco.com
Media Relations, tel.: + 45 3266 2913, info@danisco.com

Management's statement

We have today approved the interim report for the period 1 May – 31 July 2008 of Danisco A/S.

The interim report, which is unaudited, has been prepared in accordance with IAS 34, Interim Financial Reporting, as adopted by the EU and Danish disclosure requirements governing the interim financial reporting of listed companies.

In our opinion the accounting policies are appropriate and the interim report gives a true and fair view of the Group's assets, liabilities, financial position, results and cash flows.

We believe that the Management's review gives a fair presentation of developments in the Group's activities and finances, results for the period and of the Group's financial position in general as well as a fair description of the most significant risks and uncertainties to which the Group is exposed.

18 September 2008

Board of Directors

Anders Knutsen, Chairman

Jørgen Tandrup, Deputy Chairman

Håkan Björklund

Kirsten Drejer

Lis Glibstrup

Peter Højland

Flemming Kristensen

Bent Willy Larsen

Matti Vuoria

Executive Board

Tom Knutzen, CEO

Søren Bjerre-Nielsen

Mogens Granborg

Income statement 1 May 2008 - 31 July 2008

(DKKm)	Q1 2008/09	Q1 2007/08	YTD 2008/09	YTD 2007/08
Revenue	**3,235**	**3,127**	**3,235**	**3,127**
Cost of sales	(1,908)	(1,811)	(1,908)	(1,811)
Gross profit	**1,327**	**1,316**	**1,327**	**1,316**
Research and development expenses	(177)	(161)	(177)	(161)
Distribution and sales expenses	(550)	(537)	(550)	(537)
Administrative expenses	(202)	(209)	(202)	(209)
Other operating income	60	24	60	24
Other operating expenses	(46)	(6)	(46)	(6)
Share-based payments	(9)	21	(9)	21
Operating profit before special items	**403**	**448**	**403**	**448**
Special items	(6)	-	(6)	-
Operating profit	**397**	**448**	**397**	**448**
Income from joint ventures	(9)	-	(9)	-
Net financial expenses	(45)	(68)	(45)	(68)
Profit before tax	**343**	**380**	**343**	**380**
Income tax expense	(113)	(121)	(113)	(121)
Profit from continuing operations	**230**	**259**	**230**	**259**
Profit from discontinued operations	41	534	41	534
Profit	**271**	**793**	**271**	**793**
Distribution of profit for the period				
Equity holders of the parent	265	785	265	785
Minority interests	6	8	6	8
Total	**271**	**793**	**271**	**793**
Earnings per share in DKK				
EPS	5.60	16.12	5.60	16.12
DEPS	5.60	16.06	5.60	16.06
EPS from continuing operations	4.74	5.14	4.74	5.14
DEPS from continuing operations	4.74	5.12	4.74	5.12

Cash flow statement 1 May 2008 - 31 July 2008

(DKKm)	Q1 2008/09	Q1 2007/08	2008/09	2007/08
Cash flow from operating activities				
Operating profit before special items from continuing operations	403	448	403	448
Depreciation and writedowns	167	175	167	175
Adjustments	(10)	8	(10)	8
Share-based payments paid	-	(13)	-	(13)
Special items recieved and paid	(6)	-	(6)	-
Change in working capital	(292)	(63)	(292)	(63)
Result from other investments and securities	(14)	-	(14)	-
Interest received	98	111	98	111
Interest paid	(144)	(165)	(144)	(165)
Corporation tax paid	(120)	(103)	(120)	(103)
Cash flow from operating activities	**82**	**398**	**82**	**398**
Cash flow from investing activities				
Purchase of property, plant and equipment	(152)	(128)	(152)	(128)
Sale of property, plant and equipment	11	11	11	11
Purchase of intangible assets	(14)	(13)	(14)	(13)
Sale of intangible assets	1	-	1	-
Sale of financial assets	36	30	36	30
Cash flow from investing activities	**(118)**	**(100)**	**(118)**	**(100)**
Free cash flow	**(36)**	**298**	**(36)**	**298**
Cash flow from financing activities				
Change in financial liabilities	(622)	(4,193)	(622)	(4,193)
Acquisition of treasury shares	-	(169)	-	(169)
Sale of treasury shares	-	5	-	5
Amounts paid to minority interests	-	(1)	-	(1)
Cash flow from financing activities	**(622)**	**(4,358)**	**(622)**	**(4,358)**
Cash flow from discontinued operations	**710**	**4,203**	**710**	**4,203**
Decrease/increase in cash and cash equivalents	**52**	**143**	**52**	**143**
Cash and cash equivalents at 1 May	342	372	342	372
Exchange adjustment of cash and cash equivalents	8	5	8	5
Change in cash discontinued operations	(1)	12	(1)	12
Cash and cash equivalents at 30 April	**401**	**532**	**401**	**532**
of which				
Cash and cash equivalents continuing operations	371	469	371	469
Cash and cash equivalents classified as held for sale	30	63	30	63

Statement of recognised income and expense

(DKKm)	31 July 2008	31 July 2007	30 April 2008
Consolidated profit including discontinued operations	**271**	**793**	**1,299**
Foreign exchange rate adjustment of subsidiaries and associates	11	(8)	(687)
Hedging of future transactions for the period	185	65	(101)
Tax on items recognised directly in equity	(29)	(12)	43
Other movements in equity	2	(20)	(43)
Net income recognised directly in equity	**169**	**25**	**(788)**
Total recognised income and expense	**440**	**818**	**511**

Balance sheet 31 July 2008

(DKKm)	31 July 2008	31 July 2007	30 April 2008
Assets			
Goodwill	7,358	9,117	8,110
Other intangible assets	880	1,151	1,267
Property, plant and equipment	4,959	8,228	8,022
Financial assets	346	429	759
Total non-current assets	**13,543**	**18,925**	**18,158**
Inventories	2,635	4,214	5,485
Receivables	3,111	4,367	3,958
Assets held for sale	7,927	-	-
Cash and cash equivalents	371	532	342
Total current assets	**14,044**	**9,113**	**9,785**
Total assets	**27,587**	**28,038**	**27,943**
Equity and liabilities			
Share capital	979	979	979
Other reserves	11,721	12,316	11,280
Equity attributable to equity holders of the parent	**12,700**	**13,295**	**12,259**
Minority interests	288	306	283
Equity	**12,988**	**13,601**	**12,542**
Non-current liabilities	5,800	6,487	6,813
Current liabilities	6,343	7,950	8,588
Liabilities held for sale	2,456	-	-
Total liabilities	**14,599**	**14,437**	**15,401**
Total equity and liabilities	**27,587**	**28,038**	**27,943**
Changes in equity			
Equity at beginning of period	**12,542**	**12,949**	**12,949**
Total recognised income and expense	**440**	**818**	**511**
Dividends paid to shareholders	-	-	(361)
Dividends paid to minority interests	-	(1)	(61)
Capital increase	-	1	6
Sale of activity	-	(5)	(9)
Share-based payments	6	4	19
Buyback of shares	-	(170)	(542)
Sale of treasury shares	-	5	30
Total change in equity	**446**	**652**	**(407)**
Equity at end of period	**12,988**	**13,601**	**12,542**
Other balance sheet data			
Net interest-bearing debt	8,830	8,077	9,545
Net operating assets	9,386	13,760	15,202
Invested capital	16,744	22,877	23,312

Net interest bearing debt

(DKKm)	Q1 2008/09	Q1 2007/08	2008/09	2007/08
Specification of net interest bearing debt				
Non-current mortgage and credit institutions debt	4,808	4,330	4,808	4,330
Current mortgage and credit institutions debt	4,403	4,294	4,403	4,294
Interest bearing debt	**9,211**	**8,624**	**9,211**	**8,624**
Other interest bearing receivables or debt	20	(15)	20	(15)
Cash and cash equivalents	(401)	(532)	(401)	(532)
Net interest bearing debt	**8,830**	**8,077**	**8,830**	**8,077**
Change in net interest bearing debt				
Net interest bearing debt beginning of period	**9,545**	**12,222**	**9,545**	**12,222**
Exchange adjustment of opening value etc.	(26)	(23)	(26)	(23)
Cash flow from financial liabilities continuing operations	(622)	(4,193)	(622)	(4,193)
Cash flow from financial liabilities discontinued operations	(12)	18	(12)	18
of which not in interest-bearing debt	4	(109)	4	(109)
Net financial liabilities acquired and divested	-	296	-	296
Decrease/increase in cash and cash equivalents	(51)	(155)	(51)	(155)
Other movements	(8)	21	(8)	21
Net interest bearing debt end of period	**8,830**	**8,077**	**8,830**	**8,077**
of which				
Net interest bearing debt continuing operations	8,653	7,958	8,653	7,958
Net interest bearing debt classified as held for sale	177	119	177	119

Holding of treasury shares

	Nominal value (DKK '000)	Number	% of share capital
Holding at 1 May 2008	28,796	1,439,777	2.94
Purchase	-	-	-
Sale	-	-	-
Holding at 31 July 2008	**28,796**	**1,439,777**	**2.94**

*) Events after the balance sheet date: On 20 August 2008, the AGM adopted a reduction of the share capital by a nominal amount of DKK 25.0 million corresponding to 1,248,200 shares.

Top line growth

(%)	Total	Currency	Acquisitions	Organic	Sales distribution
Sales growth					
Q1 2008/09 vs. Q1 2007/08					
Food Ingredients	2	(5)	0	7	70
Enablers	7	(6)	0	13	43
Bio Actives	(5)	(4)	0	(1)	27
Genencor	7	(8)	2	13	30
Total	**3**	**(6)**	0	**9**	**100**
2008/09 vs. 2007/08					
Food Ingredients	2	(5)	0	7	70
Enablers	7	(6)	0	13	43
Bio Actives	(5)	(4)	0	(1)	27
Genencor	7	(8)	2	13	30
Total	**3**	**(6)**	0	**9**	**100**
Sales growth by geography					
Q1 2008/09 vs. Q1 2007/08					
Europe	5	0	0	5	41
North America	3	(15)	0	18	26
Latin America	6	(5)	0	11	10
Asia-Pacific	(2)	(3)	0	1	18
Rest of the world	13	(5)	9	9	5
Total	**3**	**(6)**	**0**	**9**	**100**
2008/09 vs. 2007/08					
Europe	5	0	0	5	41
North America	3	(15)	0	18	26
Latin America	6	(5)	0	11	10
Asia-Pacific	(2)	(3)	0	1	18
Rest of the world	13	(5)	9	9	5
Total	**3**	**(6)**	**0**	**9**	**100**

Geographic segments

(DKKm)	Q1 2008/09	Q1 2007/08	YTD 2008/09	YTD 2007/08
Revenue				
Europe	1,315	1,258	1,315	1,258
North America	852	827	852	827
Latin America	312	294	312	294
Asia-Pacific	570	584	570	584
Rest of the world	186	164	186	164
Total	**3,235**	**3,127**	**3,235**	**3,127**
Organic growth (%)				
Europe	5	0	5	0
North America	18	2	18	2
Latin America	11	6	11	6
Asia-Pacific	1	7	1	7
Rest of the world	9	34	9	34
Total	**9**	**3**	**9**	**3**

Quarterly key figures

(DKKm)	2007/08 Q1	2007/08 Q2	2007/08 Q3	2007/08 Q4	2007/08 YTD	2008/09 Q1	2008/09 Q2	2008/09 Q3	2008/09 Q4	2008/09 YTD
INCOME STATEMENT										
Revenue	3,127	3,002	2,986	3,104	12,219	3,235	-	-	-	3,235
EBITDA before special items	617	550	537	488	2,192	571	-	-	-	571
Share-based payments	21	3	20	(2)	42	(9)	-	-	-	(9)
Operating profit before special items	448	376	356	319	1,499	403	-	-	-	403
Special items	-	(6)	(1)	(88)	(95)	(6)	-	-	-	(6)
Operating profit	448	370	355	231	1,404	397	-	-	-	397
Income from joint ventures	-	-	-	-	-	(9)	-	-	-	(9)
Net financial expenses	(68)	(65)	(53)	(15)	(201)	(45)	-	-	-	(45)
Profit before tax	360	305	302	216	1,203	343	-	-	-	343
Tax on profit	(121)	(98)	(93)	(121)	(433)	(113)	-	-	-	(113)
Profit for the period from continuing operations	259	207	209	95	770	230	-	-	-	230
Profit for the period from discontinued operations	534	121	55	(181)	529	41	-	-	-	41
Profit attributable to equity holders of the parent	785	317	258	(109)	1,251	265	-	-	-	265
CASH FLOW										
Cash flow from operating activities	398	296	(11)	361	1,044	82	-	-	-	82
Net investments in property, plant and equipment	(117)	(155)	(73)	(281)	(626)	(141)	-	-	-	(141)
Net investments in intangible assets	(13)	(18)	(21)	(24)	(76)	(13)	-	-	-	(13)
Purchase and sale of enterprises and activities	-	(20)	-	21	1	-	-	-	-	-
Acquisition and divestments of financial assets	30	(4)	(1)	(26)	(1)	36	-	-	-	36
Free cashflow	298	99	(106)	51	342	(36)	-	-	-	(36)
Cash flow from discontinued operations	4,203	186	(679)	(643)	3,067	710	-	-	-	710
BALANCE SHEET										
Assets	28,038	28,561	29,795	27,943	27,943	27,587	-	-	-	27,587
Assets held for sale	7,658	8,578	9,834	8,705	8,705	7,927	-	-	-	7,927
Assets continuing operations	20,380	19,983	19,961	19,238	19,238	19,660	-	-	-	19,660
Equity attributable to equity holders of the parent	13,295	12,695	12,510	12,259	12,259	12,700	-	-	-	12,700
Minority interests	306	257	263	283	283	288	-	-	-	288
Equity	13,601	12,952	12,773	12,542	12,542	12,988	-	-	-	12,988
Net interest-bearing debt	8,077	8,407	9,121	9,545	9,545	8,830	-	-	-	8,830
RETURN ON CAPITAL (%)										
RONOA										
Food Ingredients	18.9	18.9	18.0	18.0	18.0	18.5	-	-	-	18.5
Genencor	18.3	18.3	19.1	17.0	17.0	15.5	-	-	-	15.5
Total, continued operations	16.3	16.3	16.6	15.8	15.8	15.6	-	-	-	15.6
ROIC, continued operations	8.1	8.5	8.9	8.5	8.5	8.3	-	-	-	8.3
ROE	11.2	12.0	12.8	9.9	9.9	5.7	-	-	-	5.7
INVESTED CAPITAL										
Net working capital										
Food Ingredients	2,541	2,483	2,542	2,493	2,493	2,674	-	-	-	2,674
Genencor	974	1,012	1,073	1,030	1,030	1,136	-	-	-	1,136
Unallocated	21	7	(27)	(60)	(60)	(53)	-	-	-	(53)
Total	3,536	3,502	3,588	3,463	3,463	3,757	-	-	-	3,757
Net non-current assets (excl. goodwill)										
Food Ingredients	3,632	3,593	3,572	3,466	3,466	3,476	-	-	-	3,476
Genencor	2,051	2,006	1,998	2,025	2,025	2,027	-	-	-	2,027
Unallocated	87	132	116	129	129	126	-	-	-	126
Total	5,770	5,731	5,686	5,620	5,620	5,629	-	-	-	5,629
Net operating assets										
Food Ingredients	6,173	6,076	6,114	5,959	5,959	6,150	-	-	-	6,150
Genencor	3,025	3,018	3,071	3,055	3,055	3,163	-	-	-	3,163
Unallocated	108	139	89	69	69	73	-	-	-	73
Total	9,306	9,233	9,274	9,083	9,083	9,386	-	-	-	9,386
Goodwill										
Food Ingredients	4,012	3,983	3,927	3,870	3,870	3,869	-	-	-	3,869
Genencor	3,764	3,675	3,593	3,498	3,498	3,489	-	-	-	3,489
Unallocated	-	-	-	-	-	-	-	-	-	-
Total	7,776	7,658	7,520	7,368	7,368	7,358	-	-	-	7,358
Invested capital										
Food Ingredients	10,185	10,059	10,041	9,829	9,829	10,019	-	-	-	10,019
Genencor	6,789	6,693	6,664	6,553	6,553	6,652	-	-	-	6,652
Unallocated	108	139	89	69	69	73	-	-	-	73
Total	17,082	16,891	16,794	16,451	16,451	16,744	-	-	-	16,744

The income statement, cash flow and invested capital exclude discontinued operations from the Flavour and Sugar divisions.

Quarterly key figures

(DKKm)	2007/08 Q1	Q2	Q3	Q4	YTD	2008/09 Q1	Q2	Q3	Q4	YTD
Revenue										
Enablers	1,301	1,229	1,236	1,368	5,134	1,390	-	-	-	1,390
Bio Actives	934	862	829	806	3,431	884	-	-	-	884
Eliminations	-	-	-	-	-	-	-	-	-	-
Food Ingredients	**2,235**	**2,091**	**2,065**	**2,174**	**8,565**	**2,274**	-	-	-	**2,274**
Genencor	901	920	929	936	3,686	966	-	-	-	966
Eliminations	(9)	(9)	(8)	(6)	(32)	(5)	-	-	-	(5)
Total	**3,127**	**3,002**	**2,986**	**3,104**	**12,219**	**3,235**	-	-	-	**3,235**
Organic growth (%)										
Enablers	1	1	5	9	4	13	-	-	-	13
Bio Actives	6	2	4	(4)	2	(1)	-	-	-	(1)
Food Ingredients	**3**	**1**	**4**	**4**	**3**	**7**	-	-	-	**7**
Genencor	5	4	11	18	9	13	-	-	-	13
Total	**3**	**2**	**6**	**8**	**5**	**9**	-	-	-	**9**
Revenue per region										
Europe	1,258	1,166	1,167	1,292	4,883	1,315	-	-	-	1,315
North America	827	815	794	802	3,238	852	-	-	-	852
Latin America	294	310	316	307	1,227	312	-	-	-	312
Asia-Pacific	584	561	550	535	2,230	570	-	-	-	570
Rest of the world	164	150	159	168	641	186	-	-	-	186
Total	**3,127**	**3,002**	**2,986**	**3,104**	**12,219**	**3,235**	-	-	-	**3,235**
Organic growth per region (%)										
Europe	0	0	3	9	3	5	-	-	-	5
North America	2	4	11	12	7	18	-	-	-	18
Latin America	6	7	12	13	10	11	-	-	-	11
Asia-Pacific	7	1	4	(3)	2	1	-	-	-	1
Rest of the world	34	2	11	1	11	9	-	-	-	9
Total	**3**	**2**	**6**	**8**	**5**	**9**	-	-	-	**9**
EBITDA before special items										
Food Ingredients	424	380	334	426	1,564	446	-	-	-	446
Genencor	208	207	186	130	731	166	-	-	-	166
Corporate costs and Central R&D	(36)	(40)	(3)	(66)	(145)	(32)	-	-	-	(32)
Subtotal	**596**	**547**	**517**	**490**	**2,150**	**580**	-	-	-	**580**
Share-based payments	21	3	20	(2)	42	(9)	-	-	-	(9)
Total	**617**	**550**	**537**	**488**	**2,192**	**571**	-	-	-	**571**
EBITDA margin (%)										
Food Ingredients	19.0	18.2	16.2	19.6	18.3	19.6	-	-	-	19.6
Genencor	23.1	22.5	20.0	13.9	19.8	17.2	-	-	-	17.2
Total	**19.7**	**18.3**	**18.0**	**15.7**	**17.9**	**17.7**	-	-	-	**17.7**
Operating profit before special items										
Enablers	153	130	105	180	568	192	-	-	-	192
Bio Actives	158	134	106	129	527	144	-	-	-	144
Food Ingredients	**311**	**264**	**211**	**309**	**1,095**	**336**	-	-	-	**336**
Genencor	155	150	131	80	516	112	-	-	-	112
Corporate costs and Central R&D	(39)	(41)	(6)	(68)	(154)	(36)	-	-	-	(36)
Subtotal	**427**	**373**	**336**	**321**	**1,457**	**412**	-	-	-	**412**
Share-based payments	21	3	20	(2)	42	(9)	-	-	-	(9)
Total	**448**	**376**	**356**	**319**	**1,499**	**403**	-	-	-	**403**
EBIT margin (%)										
Enablers	11.8	10.6	8.5	13.2	11.1	13.8	-	-	-	13.8
Bio Actives	16.9	15.5	12.8	16.0	15.4	16.3	-	-	-	16.3
Food Ingredients	**13.9**	**12.6**	**10.2**	**14.2**	**12.8**	**14.8**	-	-	-	**14.8**
Genencor	17.2	16.3	14.1	8.5	14.0	11.6	-	-	-	11.6
Total	**14.3**	**12.5**	**11.9**	**10.3**	**12.3**	**12.5**	-	-	-	**12.5**
Special items										
Food Ingredients	-	(5)	-	(93)	(98)	(1)	-	-	-	(1)
Genencor	-	(1)	(1)	5	3	-	-	-	-	-
Corporate costs and Central R&D	-	-	-	-	-	(5)	-	-	-	(5)
Total	-	**(6)**	**(1)**	**(88)**	**(95)**	**(6)**	-	-	-	**(6)**

The income statement, cash flow and invested capital exclude discontinued operations from the Flavour and Sugar divisions.

Result of discontinued operations, Sugar

(DKKm)	Q1 2008/09	Q1 2007/08	YTD 2008/09	YTD 2007/08
Revenue	1,665	1,606	1,665	1,606
Cost of sales	(1,396)	(1,297)	(1,396)	(1,297)
Gross profit	269	309	269	309
Costs including depreciations	(166)	(158)	(166)	(158)
Operating profit before special items	102	151	102	151
Special items	-	-	-	-
Comparative operating profit	102	151	102	151
Reversal of depreciations after classification held for sale	87	81	87	81
Total	189	232	189	232
Gain/loss on disposal, based on full depreciations	-	-	-	-
Reversal of depreciations after classification held for sale	(87)	(81)	(87)	(81)
Total	(87)	(81)	(87)	(81)
Operating profit from discontinued operations	102	151	102	151
Net financial expenses	(47)	(37)	(47)	(37)
Profit before tax	55	114	55	114
Tax on discontinued operations	(14)	(37)	(14)	(37)
Profit from discontinued operations	41	77	41	77
Cash flow from discontinued operations				
Cash flow from operating activities	777	979	777	979
Cash flow from investing activities	(55)	(55)	(55)	(55)
Cash flow from financing activities	(12)	-	(12)	-
Change in cash discontinued operations	1	(12)	1	(12)
Total	711	912	711	912

Result of discontinued operations, Flavours

(DKKm)	Q1 2008/09	Q1 2007/08	YTD 2008/09	YTD 2007/08
Revenue	-	**292**	-	**292**
Cost of sales	-	(170)	-	(170)
Gross profit	-	**122**	-	**122**
Costs	-	**(82)**	-	**(82)**
Operating profit before special items	-	**40**	-	**40**
Special items	-	-	-	-
Gain on disposal of discontinued operations	-	830	-	830
Operating profit from discontinued operations	-	**870**	-	**870**
Net financial expenses	-	-	-	-
Profit before tax	-	**870**	-	**870**
Tax on discontinued operations	-	(13)	-	(13)
Tax on gain on disposal of discontinued operations	-	(400)	-	(400)
Income tax expense	-	**(413)**	-	**(413)**
Profit from discontinued operations	-	**457**	-	**457**
Cash flow from discontinued operations				
Cash flow from operating activities	-	(38)	-	(38)
Cash flow from investing activities	-	3,311	-	3,311
Cash flow from financing activities	-	18	-	18
Total	-	**3,291**	-	**3,291**

Proforma balance sheet, continuing operations

(DKKm)	31 July 2008	31 July 2007	30 April 2008
Assets			
Goodwill	7,358	7,776	7,368
Other intangible assets	880	1,002	899
Property, plant and equipment	4,959	5,098	4,933
Financial assets	346	250	389
Total non-current assets	**13,543**	**14,126**	**13,589**
Inventories	2,635	2,523	2,605
Receivables	3,111	3,263	2,732
Assets held for sale	7,927	7,658	8,705
Cash and cash equivalents	371	468	312
Total current assets	**14,044**	**13,912**	**14,354**
Total	**27,587**	**28,038**	**27,943**
Equity and liabilities			
Share capital	979	979	979
Other reserves	11,721	12,316	11,280
Equity attributable to equity holders of the parent	**12,700**	**13,295**	**12,259**
Minority interests	288	306	283
Equity	**12,988**	**13,601**	**12,542**
Non-current liabilities	5,800	5,349	6,025
Current liabilities	6,343	6,560	6,812
Liabilities held for sale	2,456	2,528	2,564
Total liabilities	**14,599**	**14,437**	**15,401**
Total	**27,587**	**28,038**	**27,943**

Assets and liabilities held for sale

(DKKm)	31 July 2008	31 July 2007	30 April 2008
Goodwill	741	1,341	742
Net non-current assets	3,035	2,956	3,386
Net working capital	2,374	1,497	2,732
Invested capital	**6,150**	**5,794**	**6,860**
Net interest bearing debt	(177)	(119)	(140)
Other financial including tax	(502)	(545)	(579)
Total	**5,471**	**5,130**	**6,141**
Assets held for sale	7,927	7,658	8,705
Liabilities held for sale	(2,456)	(2,528)	(2,564)
Total	**5,471**	**5,130**	**6,141**

In the above proforma balance sheet, Sugar's assets and liabilities have been recognised separately as if the activities were held for sale as at 31 July 2007 and 30 April 2008. Assets are stated under Assets held for sale, and liailities under Liabilities held for sale. Net assets held for sale are also stated in main groups.

The proforma balance sheet is provided to facilitate comparisons between the balance sheet of 31 July 2008 and the balance sheets of 31 July 2007 and 30 April 2008. In accordance with IFRS assets and liabilities held for sale in comparable years have not been recognised separately in Danisco's balance sheet.

Stock exchange notices

Notices issued in the past 12 months

Date		No.	Title
19 September	2007	27	Announcement of Results for Q1 2007/08
24 September	2007	28	Share buyback
27 September	2007	29	The EU takes key steps to restore sugar market balance
1 October	2007	30	Share buyback
8 October	2007	31	Share buyback
15 October	2007	32	Share buyback
22 October	2007	33	Share buyback
29 October	2007	34	Share buyback
5 November	2007	35	Share buyback
12 November	2007	36	Share buyback
19 November	2007	37	Share buyback
26 November	2007	38	Share buyback
3 December	2007	39	Share buyback
10 December	2007	40	Share buyback
17 December	2007	41	Share buyback
17 December	2007	42	Announcement of Results for Q2 2007/08
4 March	2008	1	Danisco increases outlook for Sugar and commences Sugar separation
26 March	2008	2	Announcement of Results for Q3 2007/08
4 April	2008	3	Major shareholder announcement
9 May	2008	4	Impairment charge in respect of Danisco Sugar
14 May	2008	5	DuPont and Genencor create world-leading cellulosic ethanol company
23 June	2008	6	Announcement of Results for 2007/08
23 June	2008	-	Danisco Annual Report 2007/08
14 July	2008	7	Danisco A/S announces sale of Danisco Sugar A/S to Nordzucker AG

Post balance-sheet notices

Date		No.	Title
19 August	2008	8	Proxies received by the Board of Directors of Danisco A/S
20 August	2008	9	Excerpt of the Chairman's report at the Annual General Meeting held on 20 August 2008
20 August	2008	10	Annual General Meeting of Danisco A/S held on 20 August 2008
21 August	2008	-	Updated Articles of Association
27 August	2008	11	Restatement of accounting figures for 2007/08
16 September	2008	12	Divestment of Direvo Biotech to Bayer HealthCare
16 September	2008	13	Genencor and Goodyear to co-develop renewable alternative to petroleum-derived isoprene

RECEIVED

2008 NOV -3 A 10:29

For further information:
Danisco A/S
CVR no. 11350356
Langebrogade 1
P.O. Box 17
DK-1001 Copenhagen K
Tel. +45 3266 2000
Fax +45 3266 2175
www.danisco.com
info@danisco.com

Investor Relations, tel.: +45 3266 2912, investor@danisco.com
Media Relations, tel.: +45 3266 2913, info@danisco.com

8.

EXECUTIVE BOARD
Notice no. 15/2008

DANISCO

First you add knowledge...

RECEIVED

2008 NOV -3 A 10: 29

Danisco A/S
Langebrogade 1
P.O.Box 17
1001 Copenhagen K
Tel. +45 3266 2000
Fax +45 3266 2175
www.danisco.com
info@danisco.com

27 October 2008

Danisco strengthens strategic platform through acquisition of Agtech

Danisco A/S has today signed an agreement to acquire Agtech Products, Inc., a US-based agricultural biotech company, for a total consideration of USD 42 million on an EV basis.

Danisco CEO Tom Knutzen comments: 'Acquiring Agtech will expand our already leading cultures position into the new sector of Animal Nutrition where it represents an exciting opportunity to bring new value to our customers. It will also reinforce our aspiration to be the leader in providing health and nutrition solutions to the animal production industry and throughout the food chain - From Farm to Fork. This acquisition represents an important step in our strategy to provide a platform for accelerated growth.'

We expect to complete the transaction by the end of 2008. We expect the transaction to have a neutral effect on Danisco's operating profit for the first financial year. In 2007, Agtech reported revenue of approx. USD 12 million. Over the past five years, Agtech has delivered an average CAGR of more than 20%.

Agtech is dedicated to the development, manufacture and technical application of microbial-based products for the animal nutrition industry. Products include direct-fed microbials, i.e. products that contain viable beneficial microorganisms which improve digestion and animal well-being. Other products include silage preservatives and livestock waste treatment microbial products, as well as an emerging line of cultures to ensure food products safety.

Yours faithfully

Tom Knutzen
CEO

For further information, please contact:
Investor Relations, Tel.: +45 3266 2912, investor@danisco.com
Media Relations, Tel.: +45 3266 2913, info@danisco.com

DANISCO

First you add knowledge...

About Agtech

Agtech is a successful science-based biotechnology company with a rich pipeline of projects, a large microbial library and an expert team of scientists. Facilities include state-of-the-art research and laboratory facilities in Waukesha, Wisconsin, USA, which provide a unique analytical service that maximises product value for customers. Over the past 15 years, Agtech has made the investment and commitment to the discovery and implementation of innovative products that impact the health, efficiency and safety of animal production. The Agtech acquisition includes a dedicated team of specialists in R&D, technical services, sales and marketing, all focused on a proven existing product portfolio and a robust new product pipeline backed by strong intellectual property. In 2007, Agtech had 47 employees.

About the market

Global livestock production continues to grow in size and complexity in order to meet the increasing worldwide demand for animal proteins. This increasing demand along with high feed costs and the pressure to produce antibiotic and chemical-free but safe food makes the animal production industry one of the most exciting and challenging industries in the world today. The global need for efficiencies in animal production, waste management and food safety continues to create opportunities for product development. Therefore, animal producers are searching for new technologies that can meet the needs of the changing industry. Microbial products offer a solution to these challenges. According to Frost & Sullivan, the total market for Animal Direct Fed Microbials was estimated to be worth USD 345 million in 2007. Frost & Sullivan expects the market for microbial solutions to continue the rapid, double-digit growth seen in recent years.

About Danisco

With a rich and innovative portfolio, Danisco is a world leader in food ingredients, enzymes and bio-based solutions. Using nature's own materials, science and the knowledge of our 9,500 people, we design and deliver bio-based ingredients that meet market demand for healthier and safer products. Danisco's ingredients are used globally in a wide range of industries – from bakery, dairy and beverages to animal feed, laundry detergents and bioethanol – offering functional, economic and environmental benefits. Headquartered in Denmark and operating from more than 120 locations, Danisco's key focus is to become our customers' First choice and a truly market-driven global business. In addition, we have one of the most efficient sugar production platforms in Europe. Find out more at www.danisco.com

DANISCO
First you add knowledge...

Text size: A A

31 July 2008 - 16:10

Danisco's Annual General Meeting

The Annual General Meeting will be held in Tivoli Concert Hall again this year.

Admission cards also serve as admission tickets to Tivoli Gardens. After the Annual General Meeting light refreshments will be served. The Annual General Meeting will be held:

Wednesday, 20 August 2008 at 3:00 pm (admission from 2:00 pm)

Tivoli Concert Hall
Tivoli
Vesterbrogade 3
1620 Copenhagen V

Admission cards may be ordered from www.danisco.com/agm or www.uk.vp.dk/agm, or from VP Investor Services A/S on tel. +45 4358 8866 or fax +45 4358 8867, by returning the completed form in the enclosed envelope or by contacting the company's office. Pre-ordered admission cards and ballot papers will be sent by mail.

In case you are not able to attend the Annual General Meeting, the Board of Directors of Danisco is willing to accept proxy voting for the relevant number of votes attached to your shares.

If you wish to vote by proxy, please go to our website, www.danisco.com/agm, or to www.uk.vp.dk/agm and fill in an electronic form authorising the Board of Directors to vote in accordance with the recommendations of the Board of Directors, or you can tick the relevant boxes in the electronic proxy form.

Alternatively, you can fill in the enclosed proxy form and return it with your signature to VP Investor Services. The proxy form must be received no later than 18 August at 4:00 pm.

VP Investor Services A/S
Helgeshøj Allé 61
P.O. Box 160
2630 Taastrup
Denmark

Best regards

Danisco A/S
Board of Directors

Agenda

1. The Board of Directors' report on the Company for the year ended.
2. Submission of the audited annual report and resolution for the approval of the annual report.
3. Resolution on the appropriation of profits or covering of losses in respect of the approved annual report.
4. Election of members to the Board of Directors.
5. Election of one state-authorised public accountant to serve as auditor.
6. Resolutions proposed by the Board of Directors and shareholders.
7. Any other business.

Read the full release and agenda items in English in PDF format

Read the full release and agenda items in Danish in PDF format

....

Printed Monday, 27 October 2008 from
http://www.danisco.com/cms/connect/corporate/media+relations/news/archive/2008/july/investor_260_en.htm

DANISCO 2,

First you add knowledge...

RECEIVED

2008 NOV -3 A 10: 17

To the shareholders of Danisco A/S

Danisco A/S
Langebrogade 1
P.O Box 17
1001 Copenhagen K
Denmark
Tlf. + 45 3266 2000
Fax + 45 3266 2175
www.danisco.com
info@danisco.com

1 August 2008

Danisco's Annual General Meeting

We enclose notification to the shareholders of the Company's Annual General Meeting.

The Annual General Meeting will be held in Tivoli Concert Hall again this year. Admission cards also serve as admission tickets to Tivoli Gardens. After the Annual General Meeting light refreshments will be served. The Annual General Meeting will be held:

Wednesday, 20 August 2008 at 3:00 pm (admission from 2:00 pm)
Tivoli Concert Hall
Tivoli
Vesterbrogade 3
1620 Copenhagen V

Admission cards may be ordered from **www.danisco.com/agm** or **www.uk.vp.dk/agm**, or from VP Investor Services A/S on tel. +45 4358 8866 or fax +45 4358 8867, by returning the completed form in the enclosed envelope or by contacting the company's office. Pre-ordered admission cards and ballot papers will be sent by mail.

In case you are not able to attend the Annual General Meeting, the Board of Directors of Danisco is willing to accept proxy voting for the relevant number of votes attached to your shares. If you wish to vote by proxy, please go to our website, **www.danisco.com/agm**, or to **www.uk.vp.dk/agm** and fill in an electronic form authorising the Board of Directors to vote in accordance with the recommendations of the Board of Directors, or you can tick the relevant boxes in the electronic proxy form. Alternatively, you can fill in the enclosed proxy form and return it with your signature to VP Investor Services A/S, Helgeshøj Allé 61, P.O. Box 160, 2630 Taastrup, Denmark, to be received no later than 18 August at 4:00 pm.

Best regards

Danisco A/S
Board of Directors

Encl.

Reg no 11350356

Notice to the shareholders of Danisco A/S with agenda and resolutions in full

Danisco's Annual General Meeting will be held on Wednesday *20 August 2008 at 3:00 pm in Tivoli Concert* Hall, Vesterbrogade 3, 1620 Copenhagen V, Denmark, with admission from 2:00 pm.

Agenda

1. The Board of Directors' report on the Company for the year ended.
2. Submission of the audited annual report and resolution for the approval of the annual report.
3. Resolution on the appropriation of profits or covering of losses in respect of the approved annual report.
4. Election of members to the Board of Directors.
5. Election of one state-authorised public accountant to serve as auditor.
6. Resolutions proposed by the Board of Directors and shareholders.
7. Any other business.

Re item 2

The Board of Directors proposes that the Annual Report for 1 May 2007 – 30 April 2008 be approved.

Re item 3

The Board of Directors proposes that a dividend of DKK 7.50 be paid per share of DKK 20 of the profit available for distribution according to the annual report. The remainder will be transferred to the Company's reserves.

Re item 4

Jørgen Tandrup, Håkan Björklund and Kirsten Drejer retire as Directors in accordance with Article 17.2 of the Articles of Association and are proposed for re-election.

A detailed description of the three candidates is enclosed in the notice convening the Annual General Meeting, which was sent to all shareholders registered in Danisco's Register of Shares on 31 July 2008. The description is also available on Danisco's website, www.danisco.com, and may be obtained from Danisco's Shareholders' Secretariat.

Re item 5

It is proposed to re-appoint the Company's current auditor, Deloitte Statsautoriseret Revisionsaktieselskab.

Re item 6

The Board of Directors proposes the following resolutions:

a) Danisco A/S has – conditional only on the authorities' approval of the sale and the shareholders of the Company granting the Board of Directors a mandate to close the sale – made an agreement on the sale of Danisco Sugar A/S to a subsidiary of Nordzucker AG on the basis of an enterprise value of DKK 5,600 million with certain adjustments as described in detail in Stock Exchange Notice of 14 July 2008. The Board of Directors proposes that the Annual General Meeting grant the Board of Directors a mandate to close the sale of Danisco Sugar A/S and that the Annual General Meeting approve – should the sale of Danisco Sugar A/S not be completed – that the Board continues to work towards an independent stock exchange listing of Danisco Sugar A/S or other alternatives.

b) "That the Company's share capital of a nominal value of DKK 978,829,900 be reduced by a nominal value of DKK 24,964,000 to a nominal value of DKK 953,865,900 through the cancellation of 1,248,200 treasury shares of a nominal value of 24,964,000, which have been bought by the Company between 3 July 2007 and 14 December 2007 at an average price of DKK 400.58 per share of DKK 20, which means that through the reduction an amount of DKK 500,006,898 is paid to the shareholders. The capital reduction is conditional upon no claims being filed before the expiry of the period within which claims must be lodged, cf. Section 46 of the Danish Public Companies Act, constituting an obstacle to effecting the capital reduction before 20 August 2009, and that the Annual General Meeting authorises the Board of Directors to effect and register the capital reduction and to amend Article 4.1 of the Articles of Association in compliance with the capital reduction resolution."

As stated in Stock Exchange Notice of 2 July 2007, the Board of Directors – in accordance with the authorisation given to the *Board of Directors at the Annual General* Meeting to buy treasury shares – launched a share buyback programme according to which the company

was to buy treasury shares for an amount up to DKK 500,000,000 in the period from 3 July to 14 December 2007. As stated in the above-mentioned stock exchange notice, the purpose of the programme was to reduce the Company's share capital. On completion of the buyback programme on 14 December 2007, the Company had bought 1,248,200 treasury shares for an amount of DKK 500,006,898 as stated in Stock Exchange Notice of 17 December 2007. The Board of Directors proposes a reduction of the Company's share capital through the cancellation of 1,248,200 treasury shares, corresponding to 2.55% of the share capital. In practice, such a reduction will correspond to a payout to shareholders, who have sold their shares to the Company. It should be noted that following a reduction there will be full coverage for the share capital and the reserves and funds stated in Section 44 (a) of the Danish Public Companies Act.

c) The Board of Directors proposes the following amendments to the Articles of Association:

(i) In Article 4.3, "28 August 2008" be changed to "20 August 2013". The authorisation to increase the Company's share capital by issuing new shares expires on 28 August 2008, and it is proposed that the authorisation be prolonged by five years.

(ii) In Article 4.4, "28 August 2008" be changed to "20 August 2013". The authorisation to raise convertible loans expires on 28 August 2008, and it is proposed that the authorisation be prolonged by five years.

(iii) Article 4.7 and the appurtenant Appendix 1 be deleted and in Article 4.5, "4.3, 4.4 and 4.7" be changed to "4.3 and 4.4", thus deleting the reference to Article 4.7. It is no longer relevant to include this Article and the appurtenant Appendix 1 as the deadline for exercising warrants, as stipulated in the Article, was 4 September 2007.

(iv) In Article 10.1, "or email" be added after "by ordinary mail".

(v) In Article 21.1, "not less than three nor more than ten members" be changed to "not less than two nor more than five members".

(vi) A new Article 26 be added to the Articles of Association:

" Electronic communication – Article 26
All communication from the Company to the individual shareholders may be distributed electronically via email, and general announcements shall be available to the shareholders on the Company's website, www.danisco.com, unless otherwise stipulated in the Danish Public Companies Act. The Company may from time to time choose to communicate by means of ordinary mail.

Notices convening Annual General Meetings and Extraordinary Annual Meetings, including resolutions in full for amendments of the Articles of Association, the agenda, subscription lists, annual reports, stock exchange notices, admission cards and other general information from the Company to the shareholders may thus be sent by email. Admission cards to General Meetings excluded, the documents mentioned above shall also be available on the Company's website, www.danisco.com.

The Company is under an obligation to request registered shareholders to provide an electronic address to which announcements and the like are to be sent. It is the responsibility of the individual shareholder to ensure that the Company is in possession of the correct electronic address.

All communication from shareholders to the Company may be directed electronically by email to shareholder@danisco.com.

On the Company's website, www.danisco.com, shareholders may find more detailed information about system requirements and the procedures for electronic communication."

As part of the process of making communication with the shareholders more efficient, the Board of Directors proposes that in future, electronic communication between the Company and the shareholders should be possible, cf. Section 65 b of the Danish Public Companies Act.

d) It is proposed that the emolument paid to the Directors remain unchanged at DKK 300,000 with

premiums of 150% and 50% to the Chairman and Deputy Chairman, respectively.

e) The Board of Directors proposes that, in accordance with Section 48 of the Danish Public Companies Act, the Annual General Meeting authorise the Board of Directors in the period up to next year's Annual General Meeting to allow the Company to purchase treasury shares up to an amount of 10% of the share capital at the market price prevailing at the time of purchase with a deviation of up to 10%.

f) The Board of Directors proposes to the Annual General Meeting that a share option programme of up to 600,000 share options be adopted with an exercise price based on the average share price of five consecutive trading days prior to the Annual General Meeting (13 August 2008 to 19 August 2008 – both days included) excluding any dividend adopted at the Annual General Meeting, and subsequently with a premium of 10%. The share options may be exercised between 1 September 2011 and 1 September 2014, with the first options being granted on 1 September 2008 at the earliest. The share options will be granted to the Executive Board and senior managers, a total of some 200 persons.

A shareholder has submitted the following proposal:

g) Danisco will ensure that workers at Grindstedværket who have suffered injury because of mercury or other substances, which the management of the company knew or ought to have known to be hazardous to the employees, will receive damages irrespective of any time limitation.

Comment: The Board of Directors cannot approve the proposal. The Board of Directors supports the company's handling of the matter so far, where the company has entered into open dialogue with the parties involved and has urged present and former employees at Grindstedværket who believe they have contracted a disease to contact the National Board of Industrial Injuries with a view to obtaining an assessment of any degree of permanent injury, causal relation and other factors relating to any occupational disease. In this connection, present and former employees at Grindstedværket are given access to the company's mercury measurements for individual employees.

—oooOOOooo—

In accordance with the Company's Articles of Association and the Danish Public Companies Act, the adoption of the resolutions mentioned under items 6 b and 6 c (i)-(vi) requires that two-thirds of the votes cast and shareholders representing two-thirds of the voting rights at the Annual General Meeting vote in favour of the resolution. In respect of item 6 c (vi), it is required that shareholders representing 25% of the voting rights do not reject the resolution.

As of Monday 11 August 2008, the agenda and the proposals in full as well as the audited annual report will be available for inspection by the shareholders at the Company's registered office. No later than on the same day, the documents will be sent to those shareholders who have so requested, and the agenda and the resolutions in full will be available on Danisco's website, www.danisco.com.

Admission cards may be ordered on **www.uk.vp.dk/agm** or **www.danisco.com/agm**, or alternatively from VP Investor Services A/S on tel. +45 4358 8866 or fax +45 4358 8867, by returning the completed form in the enclosed envelope or by contacting the Company's office between 10.00 am and 3.00 pm every day except Saturdays and Sundays. Pre-ordered admission cards and ballot papers will be sent by ordinary mail. The deadline for ordering admission cards and ballot paper for the Annual General Meeting is 18 August 2008. After this date, admission cards will be issued without ballot paper. Admission cards also serve as admission tickets to Tivoli Gardens.

In case you are not able to attend the Annual General Meeting, the Board of Directors of Danisco is willing to accept proxy voting for the relevant number of votes attached to your shares. If you wish to vote by proxy, you can go to our website, **www.danisco.com/agm**, or **www.uk.vp.dk/agm** and fill in an electronic form authorising the Board of Directors to vote in accordance with the recommendations of the Board of Directors, or you can tick

the relevant boxes in the electronic proxy form. Alternatively, you can fill in the enclosed proxy form and return it with your signature to VP Investor Services A/S, Helgeshøj Allé 61, P.O. Box 160, 2630 Taastrup, Denmark, to be received no later than 18 August at 4.00 pm. In the proxy form, you may authorise the Board of Directors to vote in accordance with the recommendations of the Board of Directors or tick the relevant boxes in the proxy form.

Share capital, voting rights and custodian bank

The Company's share capital is DKK 978,829,900 consisting of shares with a nominal value of DKK 20.

The following voting rights in the Company are stipulated in the Articles of Association:

14.1 Each share of DKK 20 shall give the shareholder one vote. However, no one shall be entitled to exercise the voting rights – either by proxy or in his own right – for a share amount of more than 7½% of the Company's issued share capital. This restriction shall not apply to the Board of Directors voting as proxy of any shareholder, provided that the said proxy does not confer voting rights amounting to more than 7½% of the Company's share capital.

14.2 For the purposes of Article 14.1, shares which according to the entry in the Register of Shares are owned by different individuals shall be deemed to be owned by one shareholder if the owners constitute an interest group, either expressly or tacitly, or if the individual shareholders are not free to exercise their voting rights due to any special relationship.

14.3 Voting rights can only be exercised by shareholders or their proxies if an admission card has been obtained in due time, cf. Article 14.4, and if the share conferring the voting right is registered in the name of the shareholder in the Register of Shares. Shareholders who have acquired shares by transfer may only exercise the voting right for the shares in question at a General Meeting if the shares are registered in the name of such shareholders at the time of the convening of the General Meeting or if the shareholders before that time have applied for registration and filed proof of the acquisition.

14.4 Every shareholder shall be entitled to attend the General Meeting, provided that he has requested and obtained an admission card at the Company's offices at least two weekdays before the Meeting. Proof that he is a shareholder shall have been conclusively provided on the presentation of an extract copy from the Danish Securities Centre, which shall not be more than one month old.

The Company has appointed Nordea as custodian bank. The Company's shareholders may exercise their financial rights through this bank.

We intend to transmit the Annual General Meeting on Danisco's website, www.danisco.com, with simultaneous interpretation into English.

Danisco A/S
Board of Directors

Directors recommended for re-election at the Annual General Meeting 2008:



Jørgen Tandrup, born 1947

- MSc Economics and Business Administration
- Deputy Chairman of the Board of Directors since 2005
- Joined the Board of Directors in 2002
- Chairman of the Boards of Scandinavian Holding A/S, Skandinavisk Tobakskompagni A/S, Tivoli A/S, Skodsborg Kurhotel & Spa A/S, Skodsborg Sundhedscenter A/S and the Marketing Denmark Fund
- Director of Axcel II, Fritz Hansen A/S, Chr. Augustinus Fabrikker A/S and Kunstforeningen Gl. Strand

Competencies

International experience from the business-to-consumer segment, production, sale and branding as CEO of Skandinavisk Tobakskompagni A/S from 1993 to 2006 and now as Chairman of the company. Business political experience as a member of the Council of the Confederation of Danish Industries.



Håkan Björklund, born 1956

- PhD Neuroscience
- Board member
- Joined the Board of Directors in 2004
- CEO of Nycomed Holding A/S
- Director of Atos AB and Coloplast A/S

Competencies

International experience from the pharmaceutical industry, e.g. as CEO of Nycomed Holding A/S. Considerable experience with R&D, including biotechnology, in a global corporation.



Kirsten Drejer, born 1956

- PhD Pharmacology
- Board member
- Joined the Board of Directors in 2006
- CEO of Symphogen A/S
- Director of BioCentrum DTU and Bioneer A/S

Competencies

20 years' experience from the pharmaceutical industry. Before Symphogen, several scientist and managerial positions at Novo Nordisk, including three years as project manager, one year as Head of Diabetes Pharmacology, four years as Director of Diabetes Discovery and three years as Corporate Facilitator.

3,

DANISCO

First you add knowledge...

Text size: A A

5 August 2008 - 09:22

Danisco Animal Nutrition strengthens operations in Europe and Asia

Danisco Animal Nutrition has strengthened its presence in Europe and Asia with the appointments of Devendra Singh Verma, Christina Pang and Jacob Verdoold.

Devendra Verma has been appointed as Sales and Technical Services Manager for India. With a Bachelor and Master of Veterinary Science from Bombay Veterinary College and more than six years industry experience in providing health and nutrition solutions to the poultry feed industry, Devendra has considerable expertise in enzyme technology and strong relationships in the feed and poultry industry in India.

Christina Pang has been appointed as Sales Director, South East Asia, Australia and New Zealand. Christina graduated with a First Class B.Sc. honours degree in Food Science & Nutrition from the National University of Malaysia. With more than 10 years commercial experience in the food and animal feed ingredients industry, Christina will be responsible for managing sales and business development in South East Asia, Australia and New Zealand.

Jacob Verdoold is responsible for Key Account Management within the European region. He will also become Business Manager for Germany, Netherlands and Belgium. Jacob has more than 5 years commercial and technical experience of working with Danisco's portfolio of Animal Nutrition products and services in the Nutreco organisation. He is well known and respected within the Dutch feed industry.

These new appointments will allow Danisco Animal Nutrition to continue to improve its position in these very important regions - more effectively satisfying the needs of the animal production industry by providing proven, superior and highly cost-effective solutions.

Based from his Home-Office in Bangalore, India, Devendra reports to Dr. Awadalla Ombabi, Business & Technical Manager, Middle East, Africa & Indian Sub-Continent. Christina reports to TC Tan, Regional Director, Asia Pacific. She is based in Danisco's Singapore office. Jacob reports to Niels Otto Damholt, Regional Director, Europe. He is based in Leiden, Netherlands.

For further press information, please contact:

Andrea Barletta,
Global Marketing Director,
Danisco Animal Nutrition

Tel: +44 (0) 1672 517777
Email: andrea.barletta@danisco.com

Julian Cooksley
Account Manager
Kendalls Communications

Tel: +44 (0) 1394 610022
Email: julian.cooksley@kendallscom.co.uk

4.

DANISCO

First you add knowledge...

Text size: A A

11 August 2008 - 12:34

Danisco partners with the organic dairy Stonyfield Farm in the US

HOWARU™ probiotics contribute to the 'Feel good inside' Stonyfield statement

Stonyfield, the largest organic yogurt producer in the world, has introduced a Danisco probiotic to their yogurt and yogurt beverage product line. Their exclusive probiotic culture, that now includes HOWARU™ Rhamnosus, has been enhancing digestion and strengthening the immune system of American consumers since the early 2008.

Danisco's HOWARU™ range comprises the most documented probiotic strains commercially available worldwide, recognised for their immune-modulating properties and long-proven efficacy on gut health.

"We have formed a partnership with Stonyfield Farms. We married our expertise in probiotics and cultures with Stonyfield expertise in fresh dairy", states Peggy Steele, Probiotics Global Manager for Danisco

Introducing probiotics in all its products was a natural move for Stonyfield that is recognized for its healthful organic yogurt ranges under well-known brands such as Yo-Baby® or Yo-Kids® and its environmentally friendly positioning.

"We greatly appreciated Danisco's responsiveness and scientific expertise when we decided to boost our entire range with the addition of HOWARU™ to our proprietary probiotic blend", comments Kasi Reddy, Senior Vice President of Research & Development, Quality and Food Safety of Stonyfield Farm. "It has allowed us to continue steering ahead of the market and helping our customers keep naturally balanced."

According to Euromonitor, the North American market for organic dairy products is the largest in the world with more than USD 3 bn in 2006 and a double-digit annual growth rate.

Printed Monday, 27 October 2008 from
http://www.danisco.com/cms/connect/corporate/media+relations/news/archive/2008/august/businessupdate_272_en.htm

EXECUTIVE BOARD
Notice no.: 08/2008

DANISCO 5.

First you add knowledge...

Danisco A/S
Langebrogade 1
P.O.Box 17
1001 Copenhagen K
Denmark
Tel. +45 3266 2000
Fax +45 3266 2175
www.danisco.com
info@danisco.com

19 August 2008

Notification of proxies received by the Board of Directors of Danisco A/S

In accordance with section 29 of the Danish Securities Trading Act, cf. section 4(8) and section 5(3) of the executive order on major shareholders, Danisco hereby announces that the company has received proxies from a number of shareholders to vote at the Annual General Meeting on 20 August 2008.

On 18 August 2008, the Board of Directors of Danisco A/S had received proxies to the effect that the number of votes held by the Board exceeded 5% of the total voting rights at the Annual General Meeting.

As of today, the number of proxies held by Board of Directors corresponds to 8.3% of the voting rights and of the company's total share capital.

After the Annual General Meeting on 20 August 2008 the Board of Directors will no longer have access to vote in accordance with the proxies received.

Yours faithfully

Tom Knutzen
CEO

For further information, please contact:
Investor Relations, tel. +45 32 66 29 12, email: investor@danisco.com
Media Relations, tel. +45 32 66 29 13, email: info@danisco.com

About Danisco
With a rich and innovative portfolio, Danisco is a world leader in food ingredients, enzymes and bio-based solutions. Using nature's own materials, science and the knowledge of our 9,500 people, we design and deliver bio-based ingredients that meet market demand for healthier and safer products. Danisco's ingredients are used globally in a wide range of industries – from bakery, dairy and beverages to animal feed, laundry detergents and bioethanol – offering functional, economic and environmental benefits. Headquartered in Denmark and operating from more than 120 locations, Danisco's key focus is to become our customers' First choice and a truly market-driven global business. In addition, we have one of the most efficient sugar production platforms in Europe. Find out more at www.danisco.com.

EXECUTIVE BOARD
Notice no.: 09/2008

6.

DANISCO

First you add knowledge...

Danisco A/S
Langebrogade 1
P.O. Box 17
1001 Copenhagen K
Tel. +45 3266 2000
Fax +45 3266 2175
www.danisco.com
info@danisco.com

20 August 2008

Excerpt of the Chairman's report at the Annual General Meeting on 20 August 2008

In his report at Danisco's Annual General Meeting, Chairman of the Board of Directors, Anders Knutsen, said among other things:

There is every reason to take an active interest in all that has happened since last year's annual general meeting. This general meeting is special because this is the day we decide on the future ownership of our sugar activities – an important and necessary change – just as we promised last year!

The past year has been extremely exciting and eventful for Danisco. When we met here last year, I told you about a company steering successfully through major changes. The last pieces of the puzzle are now falling into place – with the sale of Sugar as the absolute main event. With a focused food ingredients business and new and more long-term activities within biotech, we have brought Danisco into a new reality. The reality of tomorrow. This means that we have created a platform for growth opportunities and future earnings potential for our company.

It is all about exploiting Danisco's unique technology platform to an even greater extent than before. And it is about being willing to run greater risks than previously. We have chosen the name "Becoming first choice" for this new strategy. This means that going forward we will aim to be the preferred company. Whether by customers, suppliers, business partners or employees.

Over the past 10-11 years we have seen one structural change after the other. It has been a long, but necessary journey. Now we are done with the radical changes, so the Danisco you see today after Sugar has been sold is the Danisco we will build on for many years to come.

In other words, we are done with selling off, and have put value-creating growth on the agenda.

Danisco Sugar

Last year, Danisco Sugar – and what was to become of it – was the much-discussed topic of the general meeting.

This year, I am pleased to say that we have found a good home for our sugar business with Nordzucker, provided of course that the General Meeting authorises the Board of Directors to close the sale. We managed to obtain an attractive price, which means that we are well poised to reach the targets, which the future Danisco will be pursuing. At the same time, I see Nordzucker as a perfect match for Danisco Sugar, which is now joining one of the leading companies in Sugar Europe. And I was pleased to hear Nordzucker's extremely flattering remarks about Danisco Sugar. I am very pleased on behalf of the shareholders and employees.

This is a huge decision for Danisco. And for this reason, it is only natural that the General Meeting gets the opportunity to discuss this historic step in our continued development. The Board of Directors, of course, hopes that the General Meeting will authorise us to close the sale.

Danisco – Becoming first choice
With our new position after saying good-bye to Sugar our ambition is to become the First choice in every context. We want to be an organisation that motivates its employees and colleagues to do their best. And we want to be a business that appreciates and rewards these efforts. Extensive work is taking place internally and it is tied to at least four important targets: We want to be a company which, when asked, potential employees choose as one of their favourite places to work.

We want to be our customers' preferred partner. That is why we are working hard to become a market-driven organisation through-and-through by e.g. optimising and motivating our sales force so that Danisco is at the top of relevant customers' minds. We want to be the company with the strongest innovation team. The innovative company which others want to cooperate with. And finally, we want to be leading in sustainable production and products.

When we succeed in all these areas I have no doubt that we will become the first choice. In this respect, cooperation and partnerships with other businesses are important factors for our success.

The first major partnership we have entered into is with the listed US-based company DuPont on turnkey solutions for bioethanol production. In two to three years the target is to supply both the concept and the technology for finished and competitive second-generation ethanol plants around the globe. DuPont has the expertise, we don't have, and we have what DuPont doesn't have. Together, we form a partnership that will end up in a sustainable product based on residue from for instance agriculture or forestry.

Each party is initially investing up to DKK 350 million over the next three years. That is a lot of money, but just listen to this: We foresee a market for second-generation bioethanol of at least USD 75 billion in 2020, corresponding to around DKK 400 billion. We aim to be a key player in this market and to have a big slice of the cake.

We see our partnership with DuPont as an important signal to others who wish to collaborate on sustainable products in the biochemical field. Naturally, we also want partnerships and collaboration in the food area. Food continues to be a highly important segment to Danisco. We will particularly be focusing on the market for health-promoting food ingredients over the coming years as these are in demand by our customers. We call this area Health & Nutrition. Our focus areas are ingredients that have a positive effect on digestion, diabetes, cardiovascular diseases, oral hygiene and immune response and can help overweight people. We already have products in all those areas today, but we want to be among the three largest and best in the world. This requires an effort and could also involve acquisitions. We are determined to be in the top three, because we know that it is a market with solid growth rates.

Tomorrow's Danisco will be far more focused. Our enzymes and food ingredients are based on the same technology platform and are used in several of the same markets. We have therefore reached the point where all the Group's business areas must grow by themselves, through partnership agreements and minor acquisitions if the right opportunities arise.

The mercury case – Grindstedværket
In my review of the development of the ingredients activities, I would like to make a few comments on the possible mercury poisoning of employees at the former Grindstedværket 30-40 years ago. There is no doubt that the Board of Directors, the Executive Board and employees take the matter very seriously. The media have presented the case from different angles. And I would like to take this opportunity to emphasise the following:

Firstly, it is impossible to judge yesterday's environmental requirements by today's standards. Former production methods would not be accepted and approved by the authorities today.

Secondly, it has been claimed that the employees were not informed about their mercury values at the time. We find that hard to understand since several employees have informed us that the results were announced on the bulletin board in the canteen. In any case, the employees whose values were too high were informed about it in close collaboration with the public authorities. According to the procedures agreed on with the authorities at the time, they were transferred temporarily from their workplace until their test results showed normal values again.

Thirdly, it is incorrect when the media claim that we refuse to help mercury victims. On the contrary, we do everything we can to provide relevant information. As at 13 August, 70 claims had been reported to the National Board of Industrial Injuries, and we have also replied to many requests from current and former employees and given them access to the company's mercury measurements, if any. We would like to stress that we are not in possession of complete data material of mercury analyses and measurements made during the period in question. The measurements were made as part of the industrial health centre's service at Grindstedværket and were primarily carried out by the occupational medical clinic in Copenhagen. When the industrial health centre (a public institution) was closed down in the late 1990s, we were instructed to send these measurements to the Directorate of the Danish Working Environment Authority, so they are no longer in our possession. Our files only comprise the measurements appearing from correspondence with the Danish Working Environment Authority, and we know that the Directorate has more measurements which we do not have access to. To get a correct and objective data basis for assessing the individual cases, we maintain our view that persons who believe they may suffer from injuries should contact their general practitioner or the National Board of Industrial Injuries to go through the right channels.

Finally, we have suspended the limitation period to make sure that persons who believe they suffer from injuries have the time needed to report a claim.

I am not saying this to explain away this unfortunate situation, but I believe that the Annual General Meeting is entitled to get a more detailed picture of this complicated situation than we have at the moment.

In conclusion, I would like to say that this is a very unfortunate situation. Back then the company followed the normal procedures that were accepted and agreed with the public authorities. With today's knowledge, both Danisco and the authorities would act differently than at that time.

We fully support the Executive Board's handling of the matter, and we will now await the results of the National Board of Industrial Injuries. When we have been informed about the contents of the specific cases, we will find a solution for those who suffer from permanent injuries which will reflect that we, the Board of Directors, are aware of our ethical and social responsibility.

The Board of Directors proposes to the Annual General Meeting

- That a dividend of DKK 7.50 per share be paid, which is unchanged from 2006/07
- Election of members to the Board of Directors
- That the company's share capital be reduced through the cancellation of 1,248,200 treasury shares, corresponding to 2.55% of the share capital. The reduction concerns the share buyback programme of DKK 500 million introduced in continuation of the divestment of Flavours
- That in the period until next year's Annual General Meeting the Board of Directors be authorised to allow the Company to purchase treasury shares up to an amount of 10% of the share capital at market price at the time of purchase with a deviation of up to 10%
- Sale of Sugar
- Share option programme for the Executive Board and senior managers
- Electronic communication with shareholders
- Proposal from shareholder: "Danisco will ensure that workers at Grindstedværket who have suffered injury because of mercury or other substances, which the management of the company knew or ought to have known to be hazardous to the employees, will receive damages irrespective of any time limitation"

Composition of the Board of Directors and motivation for re-election

At the Annual General Meeting, the following Board members are up for re-election in accordance with the Articles of Association: Jørgen Tandrup, Håkan Björklund and Kirsten Drejer. I would like to present the Board of Directors' motivation for proposing re-election of the above Board members. Apart from their experience from serving on Danisco's Board of Directors, all three Board members have valuable competencies that are considered an asset to the Company.

Sale of Sugar

First of all, allow me to emphasise that the Board of Directors considers the sale of the sugar activities to be one of the most important decisions since the formation of Danisco A/S in 1989. Today, we therefore need to discuss the resolution proposed by the Board of Directors for approval by the Annual General Meeting, to the

effect that the Annual General Meeting grants the Board of Directors a mandate to close the sale of the sugar activities to German-based Nordzucker.

For a long time, the Board of Directors has been aware that the two very different business models of Ingredients and Sugar, respectively, were not an optimal combination. But at the same time, the EU sugar regime was being changed considerably, which meant major uncertainty about the valuation of sugar activities across Europe. Against this background, we have not been ready to negotiate until now that we have more clarity about the future development of the EU sugar market.

Since last year's annual general meeting, we have worked to find the most optimal solution for our shareholders, customers, employees and beet growers. We engaged an adviser, Deutsche Bank, to assist us in the process and ensure that all options were examined. An auction process was carried out to give us certainty about the value of our sugar activities which, among other things, resulted in a DKK 600 million writedown of the goodwill value. This was compared with the alternative of an independent stock exchange listing of Danisco Sugar. The Board of Directors, the Executive Board and our external advisers have assessed that selling the sugar activities to Nordzucker is the best solution. This solution is optimal because, first of all, it provides the best value creation for our shareholders. Secondly, with this agreement we ensure our employees a new owner who focuses on production and sale of sugar in Europe – in other words, our employees become part of Nordzucker, a very well-functioning and professional sugar producer. Thirdly, we make sure that our customer base will have a professional and competitive business partner in future. And lastly, I have noticed statements from Nordzucker that in future beet growers may become joint owners of the sugar production in Scandinavia. This ownership structure is traditionally used throughout Europe and will put Scandinavian beet growers on an equal footing with their European colleagues.

With these words, the Board of Directors asks the Annual General Meeting for a mandate to close the sale of Danisco Sugar to German-based Nordzucker. I would like to add that the mandate, of course, will be subject to approval of the sale by the competition authorities in the respective countries.

Finally, I would like to point out that if the Annual General Meeting rejects the proposal, the Board of Directors will consider it a mandate to work towards an independent stock exchange listing or other alternatives. This also applies if the sale is not approved by the authorities.

Granting of share option programme of up to 600,000 share options
For some years, we have granted share option programmes to the Executive Board and senior managers. In the opinion of the Board of Directors, the effect of such programmes is that the Executive Board and senior managers share a common objective with our shareholders, that is, to create value for the company. The combined option programmes, including the proposed programme, account for 5.3% of the total share capital.

The Board of Directors is convinced that share option programmes offer one of many important ways of being an attractive employer so that we are able to retain and attract qualified staff in a global market. And let me add that we use external market data to ensure that the parameters of the programme and the individual allotments take place on market terms.

The Board of Directors therefore proposes to the Annual General Meeting that the Board be authorised to grant 600,000 share options on the terms and conditions stated in the material to the Executive Board and senior managers, about 200 persons in all. Finally, I can inform you that the value of this programme at the present share price level is approx. DKK 32 million against approx. DKK 31 million at the time of the release of last year's Annual Report at the end of June.

Electronic communication
As part of the process of making communication with the shareholders more efficient and modern, the Board of Directors proposes that, in future, electronic communication between the company and the shareholders should be possible, cf. section 65(b) of the Danish Public Companies Act.

Proposal from a shareholder: Danisco will ensure that workers at Grindstedværket who have suffered injury because of mercury or other substances, which the management of the company knew or ought to have known to be hazardous to the employees, will receive damages irrespective of any time limitation.

As I mentioned previously in my speech, these cases took place around 40 years ago when concepts such as pollution and production had an entirely different meaning than today, and when the term sustainability was not in the dictionary. Fortunately, we now know better. The production methods of that time would never be used today.

Basically, our view is that we need experts to consider each individual case. We have therefore urged victims to report their claims through the ordinary channel, which is the National Board of Industrial Injuries. And together with the National Board of Industrial Injuries we will make efforts to ensure that cases are dealt with fast. This is the only way to get an objective assessment of the seriousness of the injuries and legal certainty for all parties. I can inform you that as at 13 August 70 claims had been reported to the National Board of Industrial Injuries. We have already suspended the limitation period and we also have a good and constructive dialogue with the representatives of a large number of the former and current employees – the two Danish trade unions 3F and Dansk Metal.

When the results of the National Board of Industrial Injuries are available and when we have been informed about the contents of the specific cases, we will have an objective basis according to which we can act and find a solution for those who suffer from permanent injuries which will reflect that we, the Board of Directors, are aware of our ethical and social responsibility. Against this background, the Board of Directors cannot approve the proposal at present.

The Annual General Meeting can be followed live at www.danisco.com. Subsequently, it will be possible to read the Chairman's report in its entirety at the same Internet address.

Yours faithfully

Tom Knutzen
CEO

For further information, please contact:
Investor Relations, tel.: +45 3266 2912, investor@danisco.com
Media Relations, tel.: + 45 3266 2913, info@danisco.com

EXECUTIVE BOARD
Notice no.: 10/2008

DANISCO 7

First you add knowledge...

Danisco A/S
Langebrogade 1
P.O. Box 17
1001 Copenhagen K
Denmark
Tel. +45 3266 2000
Fax +45 3266 2175
www.danisco.com
info@danisco.com

20 August 2008

Annual General Meeting of Danisco A/S held on 20 August 2008

Danisco A/S today held its Annual General Meeting adopting the following resolutions:

- The Annual General Meeting gave the Board of Directors a mandate to close the sale of Danisco Sugar A/S to a subsidiary of Nordzucker AG and – should the sale of Danisco Sugar A/S not be completed – to continue to work towards an independent stock exchange listing of Danisco Sugar A/S or other alternatives.
- The Annual Report 2006/07 was adopted and the Board of Directors' proposal to pay a dividend of DKK 7.50 per share of DKK 20 was approved.
- Jørgen Tandrup, Håkan Björklund and Kirsten Drejer were re-elected to the Board of Directors.
- The Company's auditor, Deloitte Statsautoriseret Revisionsaktieselskab, was re-elected.
- The Company's share capital of a nominal value of DKK 978,829,900 will be reduced by a nominal value of DKK 24,964,000 to a nominal value of DKK 953,865,900 through the cancellation of 1,248,200 treasury shares of a nominal value of DKK 24,964,000. The capital reduction is conditional upon no claims being filed before the expiry of the period within which claims must be lodged, cf. section 46 of the Danish Public Companies Act, constituting an obstacle to effecting the capital reduction before 20 August 2009.
- Amendments to the Articles of Association:

  (i) In Article 4.3, the authorisation to increase the Company's share capital by issuing new shares was prolonged by five years.

  (ii) In Article 4.4, the authorisation to raise convertible loans was prolonged by five years.

  (iii) Article 4.7 and the appurtenant Appendix 1 were deleted and the reference to Article 4.7 in Article 4.5 was deleted.

  (v) In Article 21.1, the required number of Executive Board members was changed from "not less than three nor more than ten members" to "not less than two nor more than five members".

(vi) A new Article 26 concerning electronic communication with the shareholders was added to the Articles of Association, and in Article 10.1 "or email" was added after "by ordinary mail".

- The emoluments, which are unchanged, paid to the Board of Directors for the current financial year were approved.
- The Board of Directors was authorised in the period up to next year's Annual General Meeting to allow the Company to purchase treasury shares for a nominal value of up to 10% of the share capital, provided that the share price does not deviate more than 10% from the most recently quoted market price.
- A share option programme of up to 600,000 share options will be granted with an exercise price based on the average share price of five consecutive trading days prior to the Annual General Meeting (13 August 2008 to 19 August 2008 – both days included) excluding any dividend adopted at the Annual General Meeting and subsequently with a premium of 10%. The share options may be exercised between 1 September 2011 and 1 September 2014, with the first options being granted on 1 September 2008 at the earliest. The share options will be granted to the Executive Board and senior managers, a total of around 200 persons.

The exact wording of the resolutions appears from the previously published agenda and the proposals in full for the Annual General Meeting.

The proposal made by a shareholder that workers of Grindstedværket should receive compensation irrespective of any expiry of limitation period was not put to the vote and was therefore not adopted.

After the Annual General Meeting, the Board of Directors appointed Anders Knutsen Chairman of the Board of Directors and Jørgen Tandrup Deputy Chairman.

Yours faithfully

Tom Knutzen
CEO

For further information, please contact:
Investor Relations, tel.: +45 3266 2912, e-mail: investor@danisco.com
Media Relations, tel.: +45 3266 2913, e-mail: info@danisco.com

8,

EXECUTIVE BOARD
Notice no.: 11/2008

RECEIVED

2008 NOV -3 A 10: 40

DANISCO

First you add knowledge...

Danisco A/S
Langebrogade 1
P.O. Box 17
1001 Copenhagen K
Denmark
Tel. +45 3266 2000
Fax +45 3266 2175
www.danisco.com
info@danisco.com

27 August 2008

Restatement of accounting figures for 2007/08

We hereby announce restated figures for 2007/08 based on the reorganisation of Danisco which we published in connection with our full-year results on 23 June 2008 and the expected divestment of our sugar activities.

Please note that our sugar activities are now shown under profit from discontinued operations as a result of Danisco's shareholders authorising the Board of Directors on 20 August to complete the divestment subject to the approval of the competition authorities.

Yours faithfully

Tom Knutzen
CEO

For further information, please contact:
Investor Relations, tel.: +45 3266 2912, e-mail: investor@danisco.com
Media Relations, tel.: +45 3266 2913, e-mail: info@danisco.com

About Danisco
With a rich and innovative portfolio, Danisco is a world leader in food ingredients, enzymes and bio-based solutions. Using nature's own materials, science and the knowledge of our 9,500 people, we design and deliver bio-based ingredients that meet market demand for healthier and safer products. Danisco's ingredients are used globally in a wide range of industries – from bakery, dairy and beverages to animal feed, laundry detergents and bioethanol – offering functional, economic and environmental benefits. Headquartered in Denmark and operating from more than 120 locations, Danisco's key focus is to become our customers' First choice and a truly market-driven global business. In addition, we have one of the most efficient sugar production platforms in Europe. Find out more at www.danisco.com.

Quarterly key figures

(DKKm)	2007/08 Q1	Q2	Q3	Q4	6M	9M	YTD
INCOME STATEMENT							
Revenue	3,127	3,002	2,986	3,104	6,129	9,115	12,219
EBITDA before special items	617	550	537	488	1,167	1,704	2,192
Share-based payments	21	3	20	(2)	24	44	42
Operating profit before special items	448	376	356	319	824	1,180	1,499
Special items	-	(6)	(1)	(88)	(6)	(7)	(95)
Operating profit	448	370	355	231	818	1,173	1,404
Net financial expenses	(68)	(65)	(53)	(15)	(133)	(186)	(201)
Profit before tax	380	305	302	216	685	987	1,203
Tax on profit	(121)	(98)	(93)	(121)	(219)	(312)	(433)
Profit for the period from continuing operations	259	207	209	95	466	675	770
Profit for the period from discontinued operations	534	121	55	(181)	655	710	529
Profit attributable to equity holders of the parent	785	317	258	(109)	1,102	1,360	1,251
CASH FLOW							
Cash flow from operating activities	398	296	(11)	361	694	683	1,044
Net investments in property, plant and equipment	(117)	(155)	(73)	(281)	(272)	(345)	(626)
Net investments in intangible assets	(13)	(18)	(21)	(24)	(31)	(52)	(76)
Purchase and sale of enterprises and activities	-	(20)	-	21	(20)	(20)	1
Acquisition and divestments of financial assets	30	(4)	(1)	(26)	26	25	(1)
Free cashflow	298	99	(106)	51	397	291	342
Cash flow from discontinued operations	4,203	186	(679)	(643)	4,389	3,710	3,067
BALANCE SHEET							
Assets	28,038	28,561	29,795	27,943	28,561	29,795	27,943
Assets held for sale	7,658	8,578	9,834	8,705	8,578	9,834	8,705
Assets continuing operations	20,380	19,983	19,961	19,238	19,983	19,961	19,238
Equity attributable to equity holders of the parent	13,295	12,695	12,510	12,259	12,695	12,510	12,259
Minority interests	306	257	263	283	257	263	283
Equity	13,601	12,952	12,773	12,542	12,952	12,773	12,542
Net interest-bearing debt	8,077	8,407	9,121	9,545	8,407	9,121	9,545
RETURN ON CAPITAL (%)							
RONOA							
Food Ingredients	18.9	18.9	18.0	18.0	18.9	18.0	18.0
Genencor	18.3	18.3	19.1	17.0	18.3	19.1	17.0
Total, continued operations	16.3	16.3	16.6	15.8	16.3	16.6	15.8
ROIC, continued operations	8.1	8.5	8.9	8.5	8.5	8.9	8.5
ROE	11.2	12.0	12.8	9.9	12.0	12.8	9.9
INVESTED CAPITAL							
Net working capital							
Food Ingredients	2,541	2,483	2,542	2,493	2,483	2,542	2,493
Genencor	974	1,012	1,073	1,030	1,012	1,073	1,030
Unallocated	21	7	(27)	(60)	7	(27)	(60)
Total	3,536	3,502	3,588	3,463	3,502	3,588	3,463
Net non-current assets (excl. Goodwill)							
Food Ingredients	3,632	3,593	3,572	3,466	3,593	3,572	3,466
Genencor	2,051	2,006	1,998	2,025	2,006	1,998	2,025
Unallocated	87	132	116	129	132	116	129
Total	5,770	5,731	5,686	5,620	5,731	5,686	5,620
Net operating assets							
Food Ingredients	6,173	6,076	6,114	5,959	6,076	6,114	5,959
Genencor	3,025	3,018	3,071	3,055	3,018	3,071	3,055
Unallocated	108	139	89	69	139	89	69
Total	9,306	9,233	9,274	9,083	9,233	9,274	9,083
Goodwill							
Food Ingredients	4,012	3,983	3,927	3,870	3,983	3,927	3,870
Genencor	3,764	3,675	3,593	3,498	3,675	3,593	3,498
Unallocated	-	-	-	-	-	-	-
Total	7,776	7,658	7,520	7,368	7,658	7,520	7,368
Invested capital							
Food Ingredients	10,185	10,059	10,041	9,829	10,059	10,041	9,829
Genencor	6,789	6,693	6,664	6,553	6,693	6,664	6,553
Unallocated	108	139	89	69	139	89	69
Total	17,082	16,891	16,794	16,451	16,891	16,794	16,451

The income statement, cash flow and invested capital are restated excluding discontinued operations from the Flavour and Sugar divisions.

DANISCO
First you add knowledge...

Quarterly key figures

(DKKm)	Q1	Q2	Q3	Q4	6M	9M	YTD
	2007/08						
Revenue per division							
Enablers	1,301	1,229	1,236	1,368	2,530	3,766	5,134
Bio Actives	934	862	829	806	1,796	2,625	3,431
Eliminations	-	-	-	-	-	-	-
Food Ingredients	2,235	2,091	2,065	2,174	4,326	6,391	8,565
Genencor	901	920	929	936	1,821	2,750	3,686
Eliminations	(9)	(9)	(8)	(6)	(18)	(26)	(32)
Total	3,127	3,002	2,986	3,104	6,129	9,115	12,219
Organic growth per division (%)							
Enablers	1	1	5	9	1	2	4
Bio Actives	8	2	4	(4)	4	4	2
Food Ingredients	3	1	4	4	2	3	3
Genencor	5	4	11	18	4	7	9
Total	3	2	6	8	3	4	5
Revenue per region							
Europe	1,258	1,166	1,157	1,292	2,424	3,591	4,883
North America	827	815	794	802	1,642	2,436	3,238
Latin America	294	310	316	307	604	920	1,227
Asia-Pacific	584	561	550	535	1,145	1,695	2,230
Rest of the world	164	150	159	168	314	473	641
Total	3,127	3,002	2,986	3,104	6,129	9,115	12,219
Organic growth per region (%)							
Europe	0	0	3	9	0	1	3
North America	2	4	11	12	3	5	7
Latin America	6	7	12	13	6	8	10
Asia-Pacific	7	1	4	-3	4	4	2
Rest of the world	34	2	11	1	17	14	11
Total	3	2	6	8	3	4	5
EBITDA before special items							
Food Ingredients	424	380	334	426	804	1,138	1,564
Genencor	208	207	185	130	415	601	731
Corporate costs and Central R&D	(36)	(40)	(3)	(66)	(76)	(79)	(145)
Subtotal	596	547	517	490	1,143	1,660	2,150
Share-based payments	21	3	20	(2)	24	44	42
Total	617	550	537	488	1,167	1,704	2,192
EBITDA margin (%)							
Food Ingredients	19.0	18.2	16.2	19.6	18.6	17.8	18.3
Genencor	23.1	22.5	20.0	13.9	22.8	21.9	19.8
Total	19.7	18.3	18.0	15.7	19.0	18.7	17.9
Operating profit before special items							
Enablers	153	130	105	180	283	388	568
Bio Actives	158	134	106	129	292	398	527
Food Ingredients	311	264	211	309	575	786	1,095
Genencor	155	150	131	80	305	436	516
Corporate costs and Central R&D	(39)	(41)	(6)	(68)	(80)	(86)	(154)
Subtotal	427	373	336	321	800	1,136	1,457
Share-based payments	21	3	20	(2)	24	44	42
Total	448	376	356	319	824	1,180	1,499
EBIT margin (%)							
Enablers	11.8	10.6	8.5	13.2	11.2	10.3	11.1
Bio Actives	16.9	15.5	12.8	16.0	16.3	15.2	15.4
Food Ingredients	13.9	12.6	10.2	14.2	13.3	12.3	12.8
Genencor	17.2	16.3	14.1	8.5	15.7	15.9	14.0
Total	14.3	12.5	11.9	10.3	13.4	12.9	12.3
Special items							
Food Ingredients	-	(5)	-	(93)	(5)	(5)	(98)
Genencor	-	(1)	(1)	5	(1)	(2)	3
Corporate costs and Central R&D	-	-	-	-	-	-	-
Total	-	(6)	(1)	(88)	(6)	(7)	(95)

The income statement, cash flow and invested capital are restated excluding discontinued operations from the Flavour and Sugar divisions.

Discontinued operations

(DKKm)	2007/08 Q1	Q2	Q3	Q4	6M	9M	YTD
Profit for the period from discontinued operations							
Flavour	457	-		71	457	457	528
Sugar	77	121	55	(252)	198	253	1
Profit for the period from discontinued operations	534	121	55	(181)	655	710	529
Sugar							
Revenue	1,606	1,705	1,739	1,785	3,311	5,050	6,835
EBITDA before special items	232	256	229	289	488	717	1,006
Operating profit before special items	151	175	123	203	326	449	652
Special items	-	37	-	(359)	37	37	(322)
Operating profit	151	212	123	(156)	363	486	330
Net financial expenses	(37)	(34)	(42)	(51)	(71)	(113)	(164)
Profit before tax	114	178	81	(207)	292	373	166
Income tax expense	(37)	(57)	(26)	(45)	(94)	(120)	(165)
Profit for the period from discontinued operations	77	121	55	(252)	198	253	1

9

DANISCO

Press Release

First you add knowledge...

Danisco Sugar turns on the tap for green energy 1 September 2008

With the inauguration of a bioethanol plant in Germany today, Danisco Sugar takes on a new business area.

At a ceremony today, Danisco Sugar inaugurates a new, state-of-the-art plant for the production of bioethanol based on sugar beet. The plant, which is located adjacent to Danisco Sugar's sugar factory in Anklam in Germany, represents an investment of about DKK 200 million and has a capacity of 56 million litres of ethanol annually. The raw material used is sugar juice extracted from beet at the sugar factory.

CEO Mogens Granborg comments on the inauguration:
'It is with great pleasure that we today turn on the tap for this new initiative in the energy area. From outline to finished plant, the project was completed in just two years in an intense process which went according to plan thanks to the effective and committed efforts of our employees and advisers, and strong support from the local authorities.
With this investment in bioethanol, we enter a very attractive growth market and take an important step in our strategy of expanding our business area through new sugar beet applications. At the same time, we underpin our position as a top-effective producer as, by combining sugar and ethanol production, we will achieve considerable synergies that will further improve utilisation of our existing Anklam facilities.'

Positive effect on the climate
Danisco Sugar's bioethanol production offers significant environmental benefits.
'Compared to petrol, using the bioethanol we produce in Anklam will involve 60% lower CO_2 emissions. Thus, the reduction by far exceeds the expected EU minimum requirement for the area of 35%. Moreover, sugar beet is the most effective crop for ethanol production. The yield per hectare is twice as high as that of for instance wheat, so this investment is very much in keeping with our ambitions within sustainability,' says Executive Vice President Jesper Thomassen, Technology & Operations.

125 years' experience
In connection with the inauguration of Danisco Sugar's bioethanol plant, the Anklam sugar factory will be celebrating its 125th anniversary.

Mogens Granborg and State Minister for agriculture, environment and consumer protection Dr. Till Backhaus, among others, will be attending the ceremony in Anklam today at 1.00 pm.

For further information, please contact:
Jesper Thomassen, Executive Vice President, Technology & Operations, Danisco Sugar A/S, tel.: +45 3266 2500
Dorthe Lindgreen, Communications Manager, Danisco Sugar A/S, tel.: +45 3266 2588 / +45 4011 6695

About Danisco
With a rich and innovative portfolio, Danisco is a world leader in food ingredients, enzymes and bio-based solutions. Using nature's own materials, science and the knowledge of our 9,500 people, we design and deliver bio-based ingredients that meet market demand for healthier and safer products. Danisco's ingredients are used globally in a wide range of industries – from bakery, dairy and beverages to animal feed, laundry detergents and bioethanol – offering functional, economic and environmental benefits. Headquartered in Denmark and operating from more than 120 locations, Danisco's key focus is to become our customers' First choice and a truly market-driven global business. In addition, we have one of the most efficient sugar production platforms in Europe. Find out more at www.danisco.com

Published by Danisco A/S, Communications, Langebrogade 1, PO Box 17, DK-1001 Copenhagen K
Tel.: +45 32 66 20 00 • Fax: +45 32 66 21 75 • info@danisco.com • www.danisco.com

10.

DANISCO

First you add knowledge...

Text size: A A

4 September 2008 - 10:34

Latest in enzyme technology boosts performance of pigs and poultry fed DDGS

Pig and poultry producers looking for lower feed costs with distillers dried grains with solubles (DDGS) can use the latest developments in enzyme technology reported Dr Alexandre Péron at the 42nd University of Nottingham Feed Conference, UK, 3-4 September 2008.

As feed costs continue to escalate, by-products from the food and fuel ethanol industries can provide alternative, more cost- effective ingredient options for the nutritionist. The use of DDGS in animal feed has increased with the growth of the bioethanol industry. Whilst DDGS is potentially a cost effective and valuable feed ingredient, there are certain anti-nutritional factors which can limit its use in pig and poultry feed.

Dr Alexandre Péron, Technical Services Manager, Danisco Animal Nutrition, presented two posters which outlined how the latest developments in enzyme technology can improve the nutrient digestibility of pig and poultry diets containing DDGS.

A trial conducted by Auburn University, USA, showed that adding both a new-generation bacterial phytase (Phyzyme® XP) together with xylanase, amylase and protease enzymes (Avizyme® 1502) to corn-soy based broiler diets containing 10% corn DDGS improved bodyweight gain by 5-12% and feed efficiency by 3-5%.

Similarly in pigs, a trial showed that adding both the new-generation phytase (Phyzyme® XP) together with a highly effective xylanase (Porzyme® 9300) to a corn-soy based diet containing 20% corn DDGS significantly improved digestible energy by 5.6% (175 kcal/kg, 0.73 MJ/kg), ileal amino acid digestibility by 4-8% and increased phosphorus digestibility from 22% to 51%.

For further press information, please contact:

Andrea Barletta,
Global Marketing Director,
Danisco Animal Nutrition

Tel: +44 (0) 1672 517777
Email: andrea.barletta@danisco.com

Julian Cooksley
Account Manager
Kendalls Communications

Tel: +44 (0) 1394 610022
Email: julian.cooksley@kendallscom.co.uk

Printed Monday, 27 October 2008 from
http://www.danisco.com/cms/connect/corporate/media+relations/news/archive/2008/september/pressrelease_420_en.htm

DANISCO

First you add knowledge...

Text size: A A

5 September 2008 - 10:20

Danisco attends DONG Energy's construction launch

Today sees the start of the construction of DONG Energy's bioethanol plant in Kalundborg. Danisco is among the pre-qualified suppliers of enzymes for the plant which is expected to be ready for the climate summit at the end of 2009.

The Kalundborg plant will produce bioethanol based on second-generation technology, which means that ethanol is produced from for example agricultural residue.

'Danisco has been pre-qualified to supply enzymes for a truly future-oriented plant. We are looking forward to following the development of the plant, which will not only be used for production of sustainable second-generation bioethanol, but also be a place where scientists from educational institutions, engineers from industry and others can meet and inspire each other to focus on a more sustainable development,' says Michael von Bülow, Vice President, Communications, Danisco.

At present, all commercial production of bioethanol is based on first-generation technology, i.e. crops also used for food. The new plant will produce bioethanol by pre-treating straw based on technology from Inbicon, a company owned by DONG Energy, and then degrading it by using enzymes for fermentable sugar, which is then fermented into ethanol that can replace fossil fuels and reduce CO_2 emissions.

More information
Natalie E. Weber, Media Relations Manager, tel.: +45 3266 2927, mobile: +45 2876 5104

Printed Monday, 27 October 2008 from
http://www.danisco.com/cms/connect/corporate/media+relations/news/archive/2008/september/pressrelease_421_en.htm

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8 September 2008 - 15:29

Danisco chairs symposium on Nutritional Approaches to Digestive Health

On the 2nd October 2008, a one day symposium on the Nutritional Approaches to Digestive Health - Latest Developments will be held at The Royal Society of Medicine (RSM), London, United Kingdom.

The event which has been organised by the RSM and which will be chaired by Dr Julian Stowell, Science Director, Danisco Sweeteners Division, will include key speakers from around the world, who are experts in the area of Digestive Health. The symposium will provide an excellent opportunity for clients to receive extensive input on one of Danisco's key health platforms, namely Digestive Health.

If you are interested in further information or in attending the symposium, please find additional information in the programme and registration form, attached. Alternatively, please contact julian.stowell@danisco.com.

Programme and registration form

Printed Monday, 27 October 2008 from
http://www.danisco.com/cms/connect/corporate/media+relations/news/archive/2008/september/businessupdate_273_en.htm

The Royal Society of Medicine

Meeting of the Food & Health Forum

Nutritional approaches to digestive health – latest developments



Thursday 2 October 2008

Max Rayne Auditorium
The Royal Society of Medicine
1 Wimpole Street
London W1G 0AE

Meeting of the Food & Health Forum

Details

Whole day: 9.15 – 4.30pm
CPD: 4 credits
Contact: Chris Brown

Tel: (+44) (0) 20 7290 3943
Fax: (+44) (0) 20 7290 2989
Email: food@rsm.ac.uk

Programme

9.15 am	Registration with tea and coffee
9.45 am	Welcome Dr Marilyn Glenville, President of RSM Food and Health Forum
9.50 am	Chairman's Introduction Dr Julian Stowell, Danisco
10.00 am	Overview of dietary fibre and health Prof Judith Buttriss, Director General, British Nutrition Foundation
10.30 am	Overview of probiotics Dr Philippe Marteau, Lariboisière Hospital, Paris
11.00 am	Refreshments
11.20 am	Overview of prebiotics Prof Glenn Gibson, Reading University
11.50 am	Application of prebiotics in infant formulae Prof Guenther Boehm, Sophia Children's Hospital, Erasmus University Rotterdam, The Netherlands and Danone Research Centre for Specialised Nutrition
12.20 pm	Summary of morning session, discussion
12.30 pm	Lunch
1.15 pm	Overview of synbiotics Dr Artur Ouwehand, Danisco Health & Nutrition Research Centre, Finland
1.45 pm	Nutritional strategies for colon cancer – a role for pro- and prebiotics? Prof Ian Rowland, Reading University
2.15 pm	Surrogate markers for inflammatory bowel disease – Faecal calprotectin and intestinal permeability Prof Ingvar Bjarnason, Kings College Hospital
2.45 pm	Atypical depression; the immune system, probiotics and clinical application Michael Ash, Nutri Link Ltd
3.15 pm	Refreshments
3.30 pm	A food company perspective on probiotics Dr Jean-Michel Antoine, Danone
4.00 pm	Scientific substantiation of a new prebiotic Dr Julian Stowell, Danisco
4.20 pm	Completion of evaluation forms, summary and discussion
4.30 pm	Close of meeting

Registration information

The Royal Society of Medicine

Office use only
Received:
Delegate: / 5127
Finance: FH-G10-1
Publicity: A0231

Food & Health Forum
Nutritional approaches to digestive health - latest developments
Thursday 2 October 2008
Venue: Max Rayne Auditorium

Please fill in your name and present appointment and institute as you would like them to appear on the delegate list, your name badge and the attendance register.

Please use one form per person, feel free to photocopy.
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Please state any special needs or diet

Payment details, please tick the appropriate box(es) (Office use. Batch No:)

☐ RSM Fellow	£55	☐ Student - Non Member	£40
☐ RSM Young Fellow	£45	☐ Trainee - Non Member	£85
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☐ RSM Student	£25		

PLEASE COMPLETE BOTH SIDES OF THIS FORM

Registration information

The Royal Society of Medicine

☐ I enclose a cheque of: £________made payable to The Royal Society of Medicine

☐ or by Visa/Mastercard/Amex/Switch/Delta (delete as applicable) for payments of £10.00 or more only

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Please return your form by Tuesday 23 September 2008 to: Chris Brown, Academic Department, Royal Society of Medicine, 1 Wimpole Street, London, W1G 0AE

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If you are a Non-Fellow/Non-Member of the RSM please tick here if you do not wish to receive future mailings from the Royal Society of Medicine: ☐

Registrations will not be accepted over the telephone. If after sending us your payment, you decide to cancel, you have 7 days in which to do so in writing, by fax, or by email and a full refund will be given. After this time refunds will only be given on fees over £10.00, and will incur a 15% administration charge. Reservations/refunds must be received by the date specified above, otherwise a refund cannot be made. Places are only guaranteed upon written confirmation. Acceptance on to this meeting is at the discretion of the event organiser. If pre-payment has not been made by the date of the event, the event organiser reserves the right to refuse admission to the event.

PLEASE COMPLETE BOTH SIDES OF THIS FORM

13.

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10 September 2008 - 16:45

Danisco in Dow Jones Sustainability Indexes

Danisco has been selected for inclusion in the Dow Jones Sustainability indexes for the seventh consecutive year.

Leaders in sustainability
The Dow Jones Sustainability World Index (DJSI World) comprises more than 300 companies that represent the top 10% of the leading sustainability companies out of the biggest 2500 companies in the Dow Jones World Index. Read more about the Dow Jones Sustainability World Indexes.

Benchmark against other companies
'The indexes are important because they enable us to measure our performance against other global companies. They are not only of value to investors but also other stakeholders. Some of our major customers are listed on the indexes, and our high ranking makes us more attractive as a first choice supplier,' says Soren Vogelsang, VP of Sustainable Development.

Selected as the only food ingredients supplier
Companies are selected on their financial, social and environmental performance. Out of the 53 companies listed in the Dow Jones World food and beverage sector only 7 companies are chosen for the sustainability indexes, with Danisco being the only business-to-business supplier.

The evaluation of Danisco's social and environmental performance is published in our new Sustainability Report.

Printed Monday, 27 October 2008 from
http://www.danisco.com/cms/connect/corporate/media+relations/news/archive/2008/september/businessupdate_274_en.htm

EXECUTIVE BOARD
Notice no. 12/2008

DANISCO 14.

First you add knowledge...

Danisco A/S
Langebrogade 1
P.O. Box 17
1001 Copenhagen K
Tel. +45 3266 2000
Fax +45 3266 2175
www.danisco.com
info@danisco.com

16 September 2008

Divestment of Direvo Biotech AG to Bayer HealthCare

Direvo Biotech AG today announced the sale of its biopharmaceuticals business to Bayer HealthCare for EUR 210 million in an all cash deal.

Danisco Venture, Danisco's corporate venture fund, sells its 10.6% stake in Direvo Biotech AG to Bayer HealthCare. The transaction contributes around DKK 100 million after tax to Danisco's result and increases our 2008/09 profit expectations for the Group before share-based payments from around DKK 900 million to around DKK 1.0 billion.

A full update of Danisco's expectations for 2008/09 will be included in our Q1 earnings release on 18 September 2008.

Danisco Venture has invested in companies in possession of technologies of strategic importance to Danisco A/S. With the strengthening of the technology portfolio through the acquisitions of Genencor and Rhodia Food Ingredients, Danisco Venture is no longer actively seeking new investments in new venture companies, but will continue to develop existing portfolio companies in order to maximise the value for Danisco financially.

Direvo Industrial Biotechnology GmbH, a wholly-owned subsidiary of Direvo Biotech AG, is not part of the transaction and has been sold in a separate transaction, where Danisco Venture has acquired a 9.6% stake.

The transaction is subject to certain closing conditions and final closing is expected at the end of September 2008.

For further information, please see www.direvo.com and www.bayer.com.

Yours faithfully

Tom Knutzen
CEO

For further information, please contact:
Investor Relations, tel.: +45 3266 2912, investor@danisco.com
Media Relations, tel.: +45 3266 2913, info@danisco.com

About Danisco
With a rich and innovative portfolio, Danisco is a world leader in food ingredients, enzymes and bio-based solutions. Using nature's own materials, science and the knowledge of our 9,500 people, we design and deliver bio-based ingredients that meet market demand for healthier and safer products. Danisco's ingredients are used globally in a wide range of industries – from bakery, dairy and beverages to animal feed, laundry detergents and bioethanol – offering functional, economic and environmental benefits. Headquartered in Denmark and operating from more than 120 locations, Danisco's key focus is to become our customers' First choice and a truly market-driven global business. In addition, we have one of the most efficient sugar production platforms in Europe. Find out more at www.danisco.com

EXECUTIVE BOARD
Notice no.: 13/2008

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DANISCO
First you add knowledge...

Danisco A/S
Langebrogade 1
P.O. Box 17
1001 Copenhagen K
Denmark
Tel. +45 3266 2000
Fax +45 3266 2175
www.danisco.com
info@danisco.com

16 September 2008

GOODYEAR

GENENCOR®
A Danisco Division

Genencor and Goodyear to co-develop renewable alternative to petroleum-derived isoprene

Collaborative research marks a leap forward for the biochemicals market segment and the bio-based economy

Genencor, a division of Danisco A/S, and The Goodyear Tire & Rubber Co. today announced a research collaboration to develop a breakthrough bio-based process for producing isoprene using renewable raw materials.

Goodyear and Genencor are developing BioIsoprene™, a revolutionary bio-based alternative for the petroleum-derived chemical compound isoprene. BioIsoprene™ can be used for the production of synthetic rubber – which in turn is an alternative to natural rubber – and other elastomers. The development of BioIsoprene™ could make the tyre and rubber industry less dependent on oil-derived products, such as synthetic rubber made from petroleum-derived isoprene monomer.

Danisco bases its investment on conservative estimates, placing the annual world market potential for high purity isoprene at a value of USD 1-2 billion. BioIsoprene™ *will address this market as a renewable and cost-*competitive alternative to petroleum-derived isoprene which is currently used in the production of synthetic rubber for tyre applications, adhesives, elastomers and other styrene applications.

Genencor plans to manufacture and supply Goodyear with BioIsoprene™ through a strategic supply arrangement. Goodyear is one of the world's largest users of isoprene for the production of synthetic rubber and other elastomers. Sales of BioIsoprene™ by Genencor to third parties are also anticipated for all market applications of high purity isoprene.

Danisco and Goodyear have been investing jointly for more than a year to validate the project, establish the teams and secure intellectual property assets. To date, our technical progress has exceeded expectations. Over the next three years, Danisco will invest approximately USD 50 million to continue technology development, scale-up and deliver manufacturing cost targets. Additional investments to establish pilot plant operations and manufacturing infrastructure are expected. We expect technical readiness by 2010 and commission of the first large-scale manufacturing plant by 2012. Key technical and commercial accomplishments will be communicated as the effort progresses.

DANISCO

First you add knowledge...

For Goodyear, a bio-based alternative to synthetic rubber would be an important advancement as the company seeks innovative approaches to addressing raw material needs. The company is committed to reducing its carbon footprint, and BioIsoprene™ produced from renewable materials will help achieve this goal.

'We truly see this as a unique opportunity that is consistent with our culture of innovation and industry leadership,' says Jean-Claude Kihn, Goodyear's Chief Technology Officer. 'Since synthetic rubber is a critical component to our products, we are very excited to be working on this renewable alternative with Genencor.'

For Danisco and its Genencor division, BioIsoprene™ is part of its strategic focus to build bio-based systems for biochemical and biofuel production. The Genencor division is critical to unlocking this potential, because it has a long track record as a pioneer in industrial biotechnology and continues to deliver breakthrough bio-based solutions across industries. An example is the joint initiative with DuPont that led to the development of an advanced bioprocess to produce 1.3 propanediol, now sold as Sorona™ produced by DuPont and Tate & Lyle. The project earned the US Presidential Green Chemistry Challenge Award in 2003.

'Danisco sees this announcement as a major leap towards a bio-based future driven by renewable resources,' adds Tom Knutzen, CEO of Danisco. 'Our Genencor division is one of the leading forces in industrial biotechnology and, once again, proves that with this project. Today's announcement joins our recent joint venture with DuPont on cellulosic ethanol as another important milestone in changing the strategic profile of our company by capturing a bigger part of the value chain in these exciting markets.'

Danisco will host a conference call at 3 pm (CET) today for shareholders, investors and the media. A slide presentation for this event will be accessible under Investor Relations at www.danisco.com.

Yours faithfully

Tom Knutzen
CEO

For further information, please contact:

Danisco Investor Relations: Julie Quist, tel.: +45 3266 2925, investor@danisco.com
Danisco Media Relations: Natalie E. Weber, tel.: +45 3266 2927, natalie.weber@danisco.com
Genencor Media (Europe): Francis Stalder, tel.: +31 71 56 86 304, francis.stalder@danisco.com
Goodyear: Scott Baughman, tel.: +1 330 796 1136, sbaughman@goodyear.com
Goodyear: Rob Whitehouse, tel.: +1 330 796 8517, robwhitehouse@goodyear.com

About Genencor
Genencor, a division of Danisco A/S, is a world leader in industrial biotechnology and a pioneer in enzyme innovation and systems biology. Genencor improves process and product performance for a spectrum of industries, from biofuels and laundry detergents to animal nutrition and food. As part of a global organisation, Genencor's manufacturing and distribution network spans more than 40 countries. In collaboration with customers, technology leaders and other stakeholders, Genencor supplies competitive, bio-based solutions. These innovations create value throughout the supply chain, from raw material to finished product, while building the low-carbon economy.

To find out more about BioIsoprene™, visit www.genencor.com, or contact Richard LaDuca, Senior Director Business Development at tel. +1 650 846 7537.

About Goodyear
Goodyear is one of the world's largest tyre companies. Fortune magazine named Goodyear the World's Most Admired Motor Vehicle Parts Company in its 2008 list of the World's Most Admired Companies. The publication ranked Goodyear no. 1 in innovation, people management, use of assets and global orientation. The company is also listed on Forbes magazine's list of the Most Trustworthy Companies in America and CRO magazine's ranking of the 100 Best Corporate Citizens. Goodyear employs about 70,000 people and manufactures its products at more than 60 facilities in 25 countries around the world. For more information about Goodyear, go to www.goodyear.com/corporate.

About Danisco
With a rich and innovative portfolio, Danisco is a world leader in food ingredients, enzymes and bio-based solutions. Using nature's own materials, science and the knowledge of our 9,500 people, we design and deliver bio-based ingredients that meet market demand for healthier and safer products. Danisco's ingredients are used globally in a wide range of industries – from bakery, dairy and beverages to animal feed, laundry detergents and bioethanol – offering functional, economic and environmental benefits. Headquartered in Denmark and operating from more than 120 locations, Danisco's key focus is to become our customers' First choice and a truly market-driven global business. In addition, we have one of the most efficient sugar production platforms in Europe. Find out more at www.danisco.com.

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18 September 2008 - 11:16

Announcement of results for Q1

Announcement of results for Q1 2008/09 (1 May - 31 July 2008)

Notice no. 14/2008

Solid top-line momentum

In Q1 2008/09, Danisco recorded 9% organic growth Y/Y, well ahead of our long-term target. Genencor, Enablers and Cultures saw solid top-line momentum. In spite of disappointing Sweeteners performance, EBIT was in line with our expectations. We upgrade our group profit estimate on the back of an after-tax gain of around DKK 100 million from divesting our venture company Direvo.

CEO Tom Knutzen comments: 'Q1 has been another eventful quarter for Danisco as we continue to implement our strategy. We have found an attractive buyer for Sugar, we have announced another exciting collaboration in the field of industrial biotech – namely with Goodyear – we are accelerating growth in most of our businesses, and we have been given the go-ahead to acquire Abitec, thus further strengthening our market leadership within food ingredients. We feel confident we are moving in the right direction.'

Highlights

- Satisfactory top-line performance; 9% organic growth for the Group exceeded Danisco's long-term targets.
- Key organic growth contributors included Genencor (+13% Y/Y) and Enablers (+13% Y/Y); Cultures also maintained its solid top-line momentum.
- Group EBIT performance as we expected despite disappointing earnings in Sweeteners.
- Our newly announced Goodyear collaboration reinforces our biochemicals strategy – and our joint venture with DuPont is making good progress.
- The sale of our stake in venture company Direvo triggers a DKK 100 million upgrade in our outlook for group profit for the period.
- In August, Danisco's shareholders approved the Board of Directors' proposal to divest Sugar to Nordzucker. The process of filing for approval with competition authorities is in its concluding stage.
- We will initiate a share buyback programme of DKK 1.0 billion once we have closed the Sugar transaction, after which we will review our capital structure.

Outlook for 2008/09

Based on overall strong Q1 performance and the acquisition of Abitec, we lift our revenue estimate to DKK 13.0 billion (previously DKK 12.6 billion). We maintain our EBIT outlook for the Group, excluding Sugar for 2008/09. Our Bio Chemicals Projects estimates are also unchanged, as are our underlying assumptions regarding Sugar. Due to an after-tax gain of around DKK 100 million relating to Direvo, we upgrade our outlook for profit after tax before share-based payments to DKK 1.0 billion (previously DKK 900 million).

For the full results, download the PDF reports:

Q1 report in English

Q1 report in Danish

Printed Monday, 27 October 2008 from
http://www.danisco.com/cms/connect/corporate/media+relations/news/archive/2008/september/investor_266_en.htm

DANISCO

First you add knowledge...



18 September 2008

Announcement of Results for Q1 2008/09

(1 May 2008 - 31 July 2008)

Contents

About Danisco

With a rich and innovative portfolio, Danisco is a world leader in food ingredients, enzymes and bio-based solutions. Using nature's own materials, science and the knowledge of our 9,500 people, we design and deliver bio-based ingredients that meet market demand for healthier and safer products. Danisco's ingredients are used globally in a wide range of industries – from bakery, dairy and beverages to animal feed, laundry detergents and bioethanol – offering functional, economic and environmental benefits. Headquartered in Denmark and operating from more than 120 locations, Danisco's key focus is to become our customers' First choice and a truly market-driven global business. In addition, we have one of the most efficient sugar production platforms in Europe. Find out more at www.danisco.com.

Executive Board
Notice no.: 14/2008

DANISCO

First you add knowledge...

Danisco A/S
Langebrogade 1
P.O.Box 17
DK-1001 Copenhagen K
Tel. +45 3266 2000
Fax +45 3266 2175
www.danisco.com
info@danisco.com

Announcement of Results for Q1 2008/09
1 May 2008– 31 July 2008

18 September 2008

Solid top-line momentum

In Q1 2008/09, Danisco recorded 9% organic growth Y/Y, well ahead of our long-term target. Genencor, Enablers and Cultures saw solid top-line momentum. In spite of disappointing Sweeteners performance, EBIT was in line with our expectations. We upgrade our group profit estimate on the back of an after-tax gain of around DKK 100 million from divesting our venture company Direvo.

CEO Tom Knutzen comments: 'Q1 has been another eventful quarter for Danisco as we continue to implement our strategy. We have found an attractive buyer for Sugar, we have announced another exciting collaboration in the field of industrial biotech – namely with Goodyear – we are accelerating growth in most of our businesses, and we have been given the go-ahead to acquire Abitec, thus further strengthening our market leadership within food ingredients. We feel confident we are moving in the right direction.'

Highlights

- Satisfactory top-line performance; 9% organic growth for the Group exceeded Danisco's long-term targets.
- Key organic growth contributors included Genencor (+13% Y/Y) and Enablers (+13% Y/Y); Cultures also maintained its solid top-line momentum.
- Group EBIT performance as we expected despite disappointing earnings in Sweeteners.
- Our newly announced Goodyear collaboration reinforces our biochemicals strategy – and our joint venture with DuPont is making good progress.
- The sale of our stake in venture company Direvo triggers a DKK 100 million upgrade in our outlook for group profit for the period.
- In August, Danisco's shareholders approved the Board of Directors' proposal to divest Sugar to Nordzucker. The process of filing for approval with competition authorities is in its concluding stage.
- We will initiate a share buyback programme of DKK 1.0 billion once we have closed the Sugar transaction, after which we will review our capital structure.

Outlook for 2008/09

Based on overall strong Q1 performance and the acquisition of Abitec, we lift our revenue estimate to DKK 13.0 billion (previously DKK 12.6 billion). We maintain our EBIT outlook for the Group, excluding Sugar for 2008/09. Our Bio Chemicals Projects estimates are also unchanged, as are our underlying assumptions regarding Sugar. Due to an after-tax gain of around DKK 100 million relating to Direvo, we upgrade our outlook for profit after tax before share-based payments to DKK 1.0 billion (previously DKK 900 million).

For further detail, please refer to page 14 of this report.

Key figures and financial ratios

(DKKm)	Q1 2008/09	Q1 2007/08	YTD 2008/09	YTD 2007/08
Income statement				
Revenue	3,235	3,127	3,235	3,127
EBITDA before special items	571	617	571	617
Operating profit before special items (EBIT)	403	448	403	448
Special items	(6)	-	(6)	-
Operating profit	397	448	397	448
Income from joint ventures	(9)	-	(9)	-
Net financial expenses	(45)	(68)	(45)	(68)
Profit before tax	343	380	343	380
Profit from continuing operations	230	259	230	259
Profit from discontinued operations	41	534	41	534
Profit for the period	271	793	271	793
Profit attributable to equity holders of the parent	265	785	265	785
Revenue				
Food Ingredients	2,274	2,235	2,274	2,235
Genencor	966	901	966	901
Eliminations	(5)	(9)	(5)	(9)
Total	**3,235**	**3,127**	**3,235**	**3,127**
Operating profit before special items (EBIT)				
Food Ingredients	336	311	336	311
Genencor	112	155	112	155
Corporate costs and Central R&D	(36)	(39)	(36)	(39)
Subtotal	**412**	**427**	**412**	**427**
Share-based payments	(9)	21	(9)	21
Total	**403**	**448**	**403**	**448**
Cash flow, continuing operations				
Cash flow from operating activities	82	398	82	398
Cash flow from investing activities	(118)	(100)	(118)	(100)
Free cash flow	**(36)**	**298**	**(36)**	**298**
Balance sheet				
Total assets	27,587	28,038	27,587	28,038
Equity attributable to equity holders of the parent	12,700	13,295	12,700	13,295
Equity	12,988	13,601	12,988	13,601
Net interest-bearing debt	8,830	8,077	8,830	8,077
Net operating assets, continuing operations	9,386	9,306	9,386	9,306
Invested capital, continuing operations	16,744	17,082	16,744	17,082
Return on capital (%)				
Return on invested capital (ROIC), continuing operations	8.3	8.1	8.3	8.1
Return on equity (ROE)	5.7	11.2	5.7	11.2
NIBD/EBITDA ratio	2.8	3.5	2.8	3.5
Number of shares*				
Diluted average number of shares	47,528	48,867	47,528	48,867
Diluted number of shares at period-end	47,522	48,485	47,522	48,485
Earnings per share (DKK)*				
Diluted earnings per share	5.60	16.06	5.60	16.06
Diluted earnings per share before special items and discontinued operations	4.74	5.12	4.74	5.12
Diluted cash flow per share	1.73	8.14	1.73	8.14
Diluted book value per share	267	274	267	274
Share price				
Market price per share (DKK)	329	408	329	408
Market capitalisation (DKK million)	15,633	19,805	15,633	19,805

*) The effect of Danisco's programmes for share options has been included in the diluted values.

Group overview

Strategy and organisation

Reorganisation and Sugar divestment impacting reporting structure

The present Q1 2008/09 report differs from our 2007/08 financial reports for two main reasons. Firstly, in July 2008 we announced the divestment of our sugar activities to Nordzucker. The sale was approved by our shareholders at the subsequent Annual General Meeting, and we are now only awaiting the formal go-ahead from the relevant authorities in a string of countries. The process of filing for approval with competition authorities is in its concluding stage. Secondly, in June 2008, we announced an updated strategy for Danisco – Becoming first choice – which included a reorganisation of the company on the ingredients side, the establishment of a Bio Chemicals platform, as well as updated targets and financial milestones.

Bio Chemicals Projects discussed separately

This means that our figures are now presented differently from the 2007/08 reports. Sugar is now shown as 'Profit from discontinued operations', whereas before it was fully consolidated. Meanwhile, the continuing business is now encompassing two new segments – Food Ingredients (including the two clusters Enablers and Bio Actives) and our enzyme and industrial biotech business Genencor. We also include a separate chapter on our Bio Chemicals Projects (BCP) to allow for more clarity regarding these Genencor activities. Note that our partnership with DuPont is accounted for as a joint venture, whilst our collaboration with Goodyear is shown above the EBIT line as part of the Genencor segment.

Restated figures for 2007/08 were published in August 2008

This new reporting structure was discussed in some detail already in our 2007/08 Annual Report, and in August we published detailed, restated accounts for 2007/08 according to the new structure – please refer to our Stock Exchange Notice no. 11/2008 for further details. Throughout this report, we discuss Y/Y developments on a fully comparable, like-for-like basis.

Group financials

Group organic growth 9%

In Q1 2008/09, Danisco reported revenue of DKK 3.2 billion, reflecting 9% organic top-line growth Y/Y, or 3% growth in DKK terms. Emulsifiers, Genencor and Cultures were all strong growth contributors, and Gums & Systems recorded mid-single digit growth rates, with Sweeteners being the one segment to report negative top-line growth for the period. Overall, group revenue came off to a good start to the financial year.

Profit from continuing business

(DKKm)	Q1 2008/09	Q1 2007/08	YTD 2008/09	YTD 2007/08
Revenue	3,235	3,127	3,235	3,127
EBIT before BCP*, share-based payments and special items	419	428	419	428
EBIT BCP	(6)	-	(6)	-
Total	413	428	413	428
Share-based payments	(9)	21	(9)	21
Special items	(6)	-	(6)	-
Operating profit	397	449	397	449
Income from joint ventures	(9)	-	(9)	-
Net financial expenses	(45)	(68)	(45)	(68)
Profit before tax	343	380	343	380
Tax	(113)	(122)	(113)	(122)
Profit from continuing business	230	258	230	258

* Bio Chemical Projects (BCP)

Enablers margins recovering well

EBIT before share-based payments came in at DKK 412 million for the period. Excluding the impact of Bio Chemicals Projects of DKK 6 million, this corresponded to a margin of 12.9% in Q1 (last year 13.7%). Sweeteners aside, all business areas performed broadly in line with or ahead of our EBIT expectations for the period. Our Enablers cluster showed particularly strong recovery Y/Y mainly due to Emulsifiers as we are gradually succeeding in our efforts to recover higher input costs through price increases. Meanwhile, currency movements continued to have a negative impact on our results.

Bio Chemicals Projects – covering our two projects with DuPont and Goodyear – recorded total costs of DKK 19 million for the period, of which DKK 13 million (DKK 9 million after tax) relates to our joint venture with DuPont and is accounted for as a joint venture.

The USD and currencies that correlate with the USD, depreciated by 13% Y/Y and translated into a reduction of an estimated DKK 30 million on the EBIT line.

Our corporate costs and central R&D spend came in slightly below last year. Within central R&D, which covers cross-divisional activities that cannot be attributed to one single business segment, we are focusing on initiatives within several identified growth areas, some of which include:

- BioHorizons which focuses on applying our biotech capabilities into new areas
- Health & Nutrition projects beyond our existing Cultures and Sweeteners portfolios
- Cross-segment, technology platform projects within food application

Special items came in at a net cost of DKK 6 million mainly relating to our Bratislava financial shared service centre, the start-up of which has developed highly satisfactorily.

Net financial costs for continuing operations totalled DKK 45 million against DKK 68 million in Q1 2007/08 reflecting Danisco's lower level of net debt. Danisco Sugar's debt is mainly contributed internally from the parent company. The interest allocated to Sugar under discontinued operations represents the debt charges on intercompany debt, as well as minor external debt in Danisco Sugar.

Direvo stake divested at after-tax gain of around DKK 100 million

As part of our strategy to exit our historical venture investments, we have agreed to divest our stake in Direvo to Bayer HealthCare. This will result in an after-tax gain of approximately DKK 100 million for FY 2008/09.

Taxes came in at DKK 113 million for the period. The higher tax rate vs. earlier periods reflects the fact that Sugar – where most of our earnings stem from Nordic countries with a relatively low tax rate – is no longer part of our ongoing business.

Minorities came in at DKK 6 million for the period. In addition to Sugar's minorities, these reflect a couple of small Asian subsidiaries within Food Ingredients.

Discontinued operations – i.e. Sugar – contributed DKK 41 million for the period on an after-tax basis in line with our expectations.

Initiating share buyback once Sugar deal is closed

Danisco closed the quarter with a net debt of DKK 8.8 billion. We will initiate a share buyback of DKK 1.0 billion once we have closed the Sugar transaction, after which we will review our capital structure.

Last year's NWC positively impacted by Flavours

Capital expenditure came in at DKK 166 million for the period, in line with our expectations. The Y/Y decline in free cash flow for the period was primarily caused by a lower cash flow from operating activities. Last year's net working capital was positively impacted by around DKK 150 million relating to Flavours (which has since been divested), which explains the lion's share of the Y/Y change in net

working capital. Current inventory levels are negatively impacted by high xylitol volumes in stock.

Change in equity

Consolidated equity grew from DKK 12,542 million to DKK 12,988 million affected by the result for the period of DKK 271 million, as well as market valuation of instruments hedging future transactions, net DKK 175 million, or DKK 446 million in total.

Food Ingredients

(DKKm)	Q1 2008/09	Q1 2007/08	YTD 2008/09	YTD 2007/08
Revenue				
Enablers	1,390	1,301	1,390	1,301
Bio Actives	884	934	884	934
Eliminations	-	-	-	-
Total	**2,274**	**2,235**	**2,274**	**2,235**
Growth (%)	2	1	2	1
Organic growth (%)	7	3	7	3
EBITDA	**446**	**424**	**446**	**424**
EBITDA margin (%)	19.6	19.0	19.6	19.0
EBIT				
Enablers	192	153	192	153
Bio Actives	144	158	144	158
Total	**336**	**311**	**336**	**311**
EBIT margin (%)	14.8	13.9	14.8	13.9
RONOA (%)	**18.5**	**18.9**	**18.5**	**18.9**
Net working capital	2,674	2,541	2,674	2,541
Net non-current assets	3,476	3,632	3,476	3,632
Net operating assets	6,150	6,173	6,150	6,173
Goodwill	3,869	4,012	3,869	4,012
Invested capital	10,019	10,185	10,019	10,185

Food Ingredients recorded 7% organic growth, driven by Enablers

In Q1 2008/09, Danisco's Food Ingredients segment posted 7% organic growth Y/Y, thus exceeding our long-term target for this segment. Top-line performance came in ahead of our expectations in all major business areas aside from Sweeteners. At 14.8%, Food Ingredients recorded an EBIT margin expansion of 0.9 percentage points Y/Y despite a challenging input cost environment and notably lower profitability in Sweeteners.

Product clusters

Enablers

(DKKm)	Q1 2008/09	Q1 2007/08	YTD 2008/09	YTD 2007/08
Revenue	**1,390**	**1,301**	**1,390**	**1,301**
Growth (%)	7	-	7	-
Organic growth (%)	13	1	13	1
EBIT	**192**	**153**	**192**	**153**
EBIT margin (%)	13.8	11.8	13.8	11.8

Our Enablers cluster achieved 13% average organic growth over the quarter. The cluster's EBIT margin came in at 13.8%, a 2.0 percentage point margin expansion Y/Y.

Substantial top-line growth in Emulsifiers

Emulsifiers performed particularly well over the quarter with solid double-digit organic growth rates in all major markets driven by a more favourable pricing environment. We are satisfied with the progress we have had in our efforts to pursue compensation for higher raw material costs. However, we still face the challenge of securing further price increases in the coming months in order to defend our profits going forward. Towards the end of the quarter, we saw a decline in the price of certain raw materials, the market for which continues to be highly

volatile. However, in absolute terms, our Enablers raw material costs still remain substantially higher Y/Y.

Abitec acquisition approved

We have now received approval by the relevant authorities to acquire Abitec, the emulsifier arm of Associated British Foods. We are currently consulting employees and other stakeholders regarding the company's future structure and look forward to integrating Abitec into Danisco as we expect the acquisition to further support our ability to meet the demands of our customers and create further growth opportunities. Abitec will be consolidated into Danisco's accounts with effect from 1 September 2008.

Gums & Systems sees growth picking up

Gums & Systems also developed well over the quarter, growing organically at mid-single digit rates, driven by decent volumes and some price increases particularly in North America and Eastern Europe. Pectin performed particularly well this quarter across all major regions. We anticipate further price increases for Gums & Systems over the coming year since we have not yet recovered cost increases relating to input costs including energy.

Bio Actives

(DKKm)	Q1 2008/09	Q1 2007/08	YTD 2008/09	YTD 2007/08
Revenue	**884**	934	**884**	934
Growth (%)	(5)	3	(5)	3
Organic growth (%)	(1)	6	(1)	6
EBIT	**144**	**158**	**144**	**158**
EBIT margin (%)	16.3	16.9	16.3	16.9

Our Bio Actives cluster – encompassing our Cultures and Sweeteners activities – posted flat organic sales exclusively due to the challenges we are facing in Sweeteners. The EBIT margin came in at 16.3% against 16.9% in Q1 2007/08 despite good advances in Cultures.

Continued strong momentum in Cultures

Cultures grew organically at high single-digit rates, with particularly strong momentum in North America and in the ASPAC region. Both price and volume contributed well to the continued solid momentum in Cultures. Growth was fairly broad-based across the product areas although dietary supplements grew especially well over the quarter. In August 2008, Cultures announced that it had partnered with Stonyfield Farm, the world's largest organic yoghurt producer, to supply probiotics.

Sweeteners recording sharp decline in top line and profits

Sweeteners, on the other hand, saw an equally large drop in organic growth. We recorded good momentum for Litesse®, which won FDA approval in 2007, thus supporting our Health & Nutrition strategy. Fructose sales declined due to increased competition, but the sizeable decline in Sweeteners' top line was primarily due to the xylitol situation that we discussed in our previous financial report. The 17% decline in xylitol revenue had a significant negative impact on our earnings for the division and was driven by a combination of price and volume decline.

Meanwhile, the underlying market drivers for xylitol remain attractive. We expect the market to continue to grow, offering continued opportunities for our xylitol business even if we have recently conceded market share. Our cost structure remains the most efficient in the industry allowing us a still-acceptable margin even at lower prices, which confirms our confidence in the long-term outlook for our xylitol business despite the current headwind that we are facing. An internal task force is focusing on identifying new areas of application and is starting to see the initial positive results of its efforts. Meanwhile, we have reduced our daily production levels in order to stop further inventory build-ups.

For a geographic breakdown of our group revenues, please refer to page 25.

Genencor

(DKKm)	Q1 2008/09	Q1 2007/08	YTD 2008/09	YTD 2007/08
Revenue				
Genencor division	966	901	966	901
Bio Chemical Projects	-	-	-	-
Total	**966**	**901**	**966**	**901**
Growth (%)	7	2	7	2
Organic growth (%)	13	5	13	5
EBITDA	**166**	**208**	**166**	**208**
EBITDA margin (%)	17.2	23.1	17.2	23.1
EBIT				
Genencor division	118	155	118	155
Bio Chemical Projects	(6)	-	(6)	-
Total	**112**	**155**	**112**	**155**
EBIT margin (%)	11.6	17.2	11.6	17.2
Joint venture before tax	(13)	-	(13)	-
RONOA (%)	**15.5**	**18.3**	**15.5**	**18.3**
Net working capital	1,136	974	1,136	974
Net non-current assets	2,027	2,051	2,027	2,051
Net operating assets	3,163	3,025	3,163	3,025
Goodwill	3,489	3,764	3,489	3,764
Invested capital	6,652	6,789	6,652	6,789

Genencor posted strong top-line growth in Q1 2008/09, driven especially by good volumes. Organic growth came in at 13%, thereby exceeding our long-term growth target for the segment, and was fairly broad-based in terms of geography, albeit with particularly good demand in the developed markets.

Strong top-line growth in feed and bioethanol enzymes

Among the strongest top-line performers were, once again, Feed and Bioethanol. Both business areas continued to show significant double-digit organic growth rates Y/Y. Genencor's Feed segment continued to gain market share and remains a star performer in all regions as high raw material prices continue to push up demand for value-creating feed enzymes. Regarding enzymes for bioethanol production, Genencor continued to defend its market position in the fast-growing, all-important North American market during Q1 2008/09. Demand for first-generation bioethanol enzymes outside of North America remains negligible.

During Q1 2008/09, Textiles, Food, Grain Processing and a wide range of other enzyme application segments recorded organic growth at generally satisfactory rates. The overall textile market is going through a period of market contraction primarily due to current fashion trends, but we are focusing on promising new initiatives within this area. Our food enzymes business is making steady improvements in its product offering.

Negative mix in F&HC impacting margins

Fabric & Household Care recorded a decline in organic top-line growth. We saw an acceleration of the shift among several of our key accounts towards the less specialised, value segments of the protease market, with healthy volume increases due to increased enzyme usage failing to fully compensate for lower average prices. The mix trend had a negative effect on our margins within this business area, and we do not expect this trend to revert in the immediate future. Meanwhile, we are further scaling up our efforts to strengthen our F&HC portfolio.

In absolute terms, Genencor's EBIT was slightly below our expectations. Increased R&D spend made a negative contribution to our margin. Meanwhile, the sharp revenue increase in feed vs. the lack of progress in Fabric & Household Care also had a negative product mix impact on Genencor's EBIT margin, which came in at 12.2% against 17.2% last year, excluding Bio Chemicals Projects.

As part of Danisco's agreement with Nordzucker on the divestment of Danisco Sugar, we have transferred the BBA (barley-based beta-amylase) enzyme facility at Jokioinen, Finland, to Genencor. The effect on Genencor's results will likely be minor since Jokioinen sales were already being handled by Genencor.

Please refer to our group geographic revenue breakdown shown on page 25.

Bio Chemicals Projects

DuPont Danisco Cellulosic Ethanol progressing well

Genencor's biochemicals pipeline progressed well over the quarter. Our partnership with DuPont on the development of integrated solutions for second-generation bioethanol, which we announced in May 2008, entered into a strategic, innovative collaboration with the University of Tennessee, USA, and took the first steps towards constructing a fast-track pilot facility and state-of-the-art R&D facility in North America. We are excited about this unique collaboration which will focus on two key substrates. The pilot plant will initially process western Tennessee corn cobs to ethanol and then optimise its technology for switchgrass to ethanol conversion. University of Tennessee is investing around USD 40 million into the project.

Goodyear collaboration addressing multi - billion USD market

On 16 September 2008, we announced another innovative research collaboration within biochemicals, targeting the pressing need to move towards a low-carbon economy. In collaboration with Goodyear, one of the world's largest tyre companies, Genencor is addressing a multi-billion USD market by developing BioIsoprene™, a renewable, bio-based, and low-cost alternative to petroleum-derived isoprene. BioIsoprene™ can be used for the production of synthetic rubber – which in turn is an alternative to natural rubber – and other elastomers. Danisco and Goodyear have been investing jointly for more than a year to validate the project and secure intellectual property rights, and so far technical progress has exceeded expectations.

Genencor targeting a greater part of the value chain

The collaboration is another important milestone in changing the strategic profile of our company by capturing a bigger part of the value chain in exciting markets. Over the next three years, Danisco will invest approximately USD 50 million to continue technology development, scale-up and deliver manufacturing cost targets. We expect technical readiness by 2010 and commission of our first large-scale manufacturing plant by 2012.

If successful, Genencor will manufacture and supply Goodyear with BioIsoprene™ through a strategic supply arrangement; sales of BioIsoprene™ by Genencor to third parties are also anticipated for all market applications of high purity isoprene.

Discontinued operations

Discontinued operations reflects Danisco Sugar A/S. In Q1 2007/08, discontinued operations included the now-divested Flavours with two months, as well as the gain on the sale of that business.

Danisco Sugar

Performance in line with our expectations

Discontinued operations – i.e. Danisco Sugar – performed in line with our expectations over the quarter. Sugar posted revenue of DKK 1.7 billion, a slight increase Y/Y, whilst EBIT came in at DKK 102 million against DKK 151 million in Q1 last year, due to the impacts of the ongoing EU sugar reform.

Anklam opening successful

Sugar recently announced the opening of its bioethanol facility in Anklam, Germany, thus addressing a promising market opportunity. The start-up of the Anklam facility progressed well.

Now awaiting regulatory approval of our deal with Nordzucker

At Danisco's Annual General Meeting in August 2008, our shareholders voted overwhelmingly in favour of our Board of Directors' proposal to divest Danisco Sugar to Nordzucker. Subsequently, we have been filing with relevant competition authorities in a number of markets and are now in the concluding phase of completing the filing. The timing of gaining approval for the proposed transaction depends on the legal procedures in these markets. Our own assessment is that we should be able to close the deal by the beginning of the calendar year 2009.

Outlook for 2008/09

Assumptions underlying the outlook for 2008/09

Our group outlook for operations for the financial year 2008/09 is based on the current energy and raw material prices. Our currency and interest rate assumptions are specified below.

In 2008/09, Danisco's result will depend on the timing of closing the sale of Danisco Sugar to Nordzucker. Following the approval of Danisco's shareholders to go ahead with the divestment of Sugar pending approval by the relevant authorities, we now account for our Sugar activities as part of our discontinued operations. For simplicity, our group outlook for 2008/09 still assumes that Danisco Sugar remains part of the Group for the full financial year. Our underlying earnings expectations for Sugar in 2008/09 are unchanged since the outlook that we gave on 23 June 2008. Closing the deal prior to year-end 2008/09 will of course reduce the income from Sugar to the Group.

We upgrade our 2008/09 profit outlook for the Group

Outlook highlights

(DKKm)	Divisions	BCP	Group	Group Previous
Revenue	13,000	-	13,000	19,400
EBIT*	1,450	(50)	1,400	1,850
DDCE JV**	-	(50)	(50)	(50)
Profit from discontinued operations	-		250	-
Special items	-		(-50)	(50)
Profit for the period			**1,000**	**900**

* Before share-based payments and special items
** DuPont Danisco Cellulosic Ethanol Company LLC

We expect organic growth of at least 6% (previously around 6%). In addition, we expect Abitec to contribute approximately DKK 150 million in revenue with a neutral EBIT effect. At currency rates as per 31 July 2008, this corresponds to revenue of around DKK 13.0 billion (DKK 12.6 billion).

We expect EBIT (before share-based payments but including corporate costs and central R&D) of around DKK 1.4 billion (unchanged), corresponding to a margin slightly below 11%.

For Food Ingredients, we still expect an EBIT margin contraction. That will be driven by an improved result in Cultures and in Emulsifiers, a broadly unchanged result for Gums & Systems and a substantially lower result for Sweeteners. In Genencor, we expect to see a minor decrease in the EBIT margin, excluding the higher R&D spend of around DKK 50 million relating to Bio Chemicals (see below). We still assume progress in all major enzyme areas except Fabric & Household Care.

Bio Chemicals Projects

In 2008/09, we expect expenses relating to Bio Chemicals Projects to total approximately DKK 100 million (unchanged), half of which will be recognised using the equity method below the EBIT line (DuPont Danisco Cellulosic Ethanol Company LLC), whilst the remaining approximately DKK 50 million (Goodyear) will be booked above the EBIT line as part of Genencor.

Group results

For the Group as a whole, we now expect revenue of around DKK 13.0 billion (previously DKK 12.6 billion excluding Sugar and DKK 19.4 billion including Sugar) and EBIT before share-based payments and special items of around DKK 1.4

billion (previously DKK 1.4 billion excluding Sugar and DKK 1.85 billion including Sugar).

Special items are still expected at a level of up to DKK 50 million in net costs.

The planned divestment of our stake in venture company Direvo to Bayer HealthCare is expected to lead to an after-tax gain of around DKK 100 million for the year recorded under financials.

We expect a tax rate of around 32% before share-based payments, which is higher than our previous estimate due to the planned divestment of Sugar.

Meanwhile, we expect to record profit from discontinued operations – i.e. Sugar – of around DKK 250 million based on unchanged underlying assumptions for the Sugar activities.

We therefore expect to report profit for the Group before share-based payments of around DKK 1.0 billion (previously DKK 900 million).

We still expect a level of CAPEX around DKK 1.0 billion for Danisco excluding Sugar.

Currency and interest assumptions

USD assumptions

The outlook for 2008/09 is based on a USD rate of DKK 4.77 on 31 July 2008, with an average exchange rate in 2007/08 of DKK 5.20. On 17 September 2008, the USD rate was DKK 5.24.

Exchange rate sensitivity

The calculation of sensitivity to changes in the USD rate includes currencies that correlate with the USD. A change in the USD rate of DKK 1.00 and the same relative change in USD-related currencies will cause a change in full-year revenue of around DKK 700 million and in EBIT of around DKK 75 million.

Interest rate sensitivity

At the end of July 2008, the Group's average interest rate duration was 4.3 years and 58% of the Group's loans were based on fixed interest rates. A change in interest rates of 1% on an annual basis would – viewed in isolation – impact the Group's interest expenses by around DKK 40 million.

Risk factors

The forward-looking statements contained in this announcement, including expected revenue and earnings performance, inherently involve risks and uncertainties that could be materially affected by factors such as global economic matters, including interest rate and currency movements, fluctuations in raw material prices, production-related problems, breach or unexpected termination of contracts, price reductions resulting from market-driven price reductions, market acceptance of new products and launches of rivalling products. Danisco is only obliged to update and adjust the stated expectations in so far as this is required by law, including the Danish Securities Trading Act.

Other information

Executive Committee
Stina Bjerg Nielsen, Senior Vice President, Corporate HR, and member of the Executive Committee has accepted a new position outside Danisco A/S and will leave the Group around year-end 2008. A search for her replacement has begun.

Accounting policies etc.
The accounting policies for the Group are unchanged from 2007/08.

In the case of discrepancies between the Danish and English versions of the Announcement of Results, the Danish version prevails.

Share-based payments
For several years Danisco has granted share options to the Executive Board and senior managers to motivate and retain them and encourage common goals with the shareholders.

As resolved at the Annual General Meeting on 20 August 2008, up to 600,000 share options will be issued to the Executive Board and senior managers, totalling some 200 persons, at a share price of DKK 369. Subsequently, the option programme will comprise 2,596,117 shares equivalent to 5.4% of the Company's share capital.

Information meeting
This Announcement of Results is also available at www.danisco.com. The meeting for institutional investors, equity analysts and the press to be held today at 3:00 pm can be followed on the above website.

Financial calendar

Date		Reporting period
17 November	2008	IR quiet period starts for Q2
16 December	2008	Q2 results
19 February	2009	IR quiet period starts for Q3
18 March	2009	Q3 results
25 May	2009	IR quiet period starts for Q4
24 June	2009	Q4 results
20 August	2009	Annual General Meeting
20 August	2009	IR quiet period starts for Q1
17 September	2009	Q1 results
18 November	2009	IR quiet period starts for Q2
16 December	2009	Q2 results

For further information:
Investor Relations, tel.: +45 3266 2912, investor@danisco.com
Media Relations, tel.: + 45 3266 2913, info@danisco.com

Management's statement

We have today approved the interim report for the period 1 May – 31 July 2008 of Danisco A/S.

The interim report, which is unaudited, has been prepared in accordance with IAS 34, Interim Financial Reporting, as adopted by the EU and Danish disclosure requirements governing the interim financial reporting of listed companies.

In our opinion the accounting policies are appropriate and the interim report gives a true and fair view of the Group's assets, liabilities, financial position, results and cash flows.

We believe that the Management's review gives a fair presentation of developments in the Group's activities and finances, results for the period and of the Group's financial position in general as well as a fair description of the most significant risks and uncertainties to which the Group is exposed.

18 September 2008

Board of Directors

Anders Knutsen, Chairman

Jørgen Tandrup, Deputy Chairman

Håkan Björklund

Kirsten Drejer

Lis Glibstrup

Peter Højland

Flemming Kristensen

Bent Willy Larsen

Matti Vuoria

Executive Board

Tom Knutzen, CEO

Søren Bjerre-Nielsen

Mogens Granborg

Income statement 1 May 2008 - 31 July 2008

(DKKm)	Q1 2008/09	Q1 2007/08	YTD 2008/09	YTD 2007/08
Revenue	3,235	3,127	3,235	3,127
Cost of sales	(1,908)	(1,811)	(1,908)	(1,811)
Gross profit	1,327	1,316	1,327	1,316
Research and development expenses	(177)	(161)	(177)	(161)
Distribution and sales expenses	(550)	(537)	(550)	(537)
Administrative expenses	(202)	(209)	(202)	(209)
Other operating income	60	24	60	24
Other operating expenses	(46)	(6)	(46)	(6)
Share-based payments	(9)	21	(9)	21
Operating profit before special items	403	448	403	448
Special items	(6)	-	(6)	-
Operating profit	397	448	397	448
Income from joint ventures	(9)	-	(9)	-
Net financial expenses	(45)	(68)	(45)	(68)
Profit before tax	343	380	343	380
Income tax expense	(113)	(121)	(113)	(121)
Profit from continuing operations	230	259	230	259
Profit from discontinued operations	41	534	41	534
Profit	271	793	271	793
Distribution of profit for the period				
Equity holders of the parent	265	785	265	785
Minority interests	6	8	6	8
Total	271	793	271	793
Earnings per share in DKK				
EPS	5.60	16.12	5.60	16.12
DEPS	5.60	16.06	5.60	16.06
EPS from continuing operations	4.74	5.14	4.74	5.14
DEPS from continuing operations	4.74	5.12	4.74	5.12

Cash flow statement 1 May 2008 - 31 July 2008

(DKKm)	Q1 2008/09	Q1 2007/08	2008/09	2007/08
Cash flow from operating activities				
Operating profit before special items from continuing operations	403	448	403	448
Depreciation and writedowns	167	175	167	175
Adjustments	(10)	8	(10)	8
Share-based payments paid	-	(13)	-	(13)
Special items recieved and paid	(6)	-	(6)	-
Change in working capital	(292)	(63)	(292)	(63)
Result from other investments and securities	(14)	-	(14)	-
Interest received	98	111	98	111
Interest paid	(144)	(165)	(144)	(165)
Corporation tax paid	(120)	(103)	(120)	(103)
Cash flow from operating activities	82	398	82	398
Cash flow from investing activities				
Purchase of property, plant and equipment	(152)	(128)	(152)	(128)
Sale of property, plant and equipment	11	11	11	11
Purchase of intangible assets	(14)	(13)	(14)	(13)
Sale of intangible assets	1	-	1	-
Sale of financial assets	36	30	36	30
Cash flow from investing activities	(118)	(100)	(118)	(100)
Free cash flow	(36)	298	(36)	298
Cash flow from financing activities				
Change in financial liabilities	(622)	(4,193)	(622)	(4,193)
Acquisition of treasury shares	-	(169)	-	(169)
Sale of treasury shares	-	5	-	5
Amounts paid to minority interests	-	(1)	-	(1)
Cash flow from financing activities	(622)	(4,358)	(622)	(4,358)
Cash flow from discontinued operations	710	4,203	710	4,203
Decrease/increase in cash and cash equivalents	52	143	52	143
Cash and cash equivalents at 1 May	342	372	342	372
Exchange adjustment of cash and cash equivalents	8	5	8	5
Change in cash discontinued operations	(1)	12	(1)	12
Cash and cash equivalents at 30 April	401	532	401	532
of which				
Cash and cash equivalents continuing operations	371	469	371	469
Cash and cash equivalents classified as held for sale	30	63	30	63

Statement of recognised income and expense

(DKKm)	31 July 2008	31 July 2007	30 April 2008
Consolidated profit including discontinued operations	271	793	1,299
Foreign exchange rate adjustment of subsidiaries and associates	11	(8)	(687)
Hedging of future transactions for the period	185	65	(101)
Tax on items recognised directly in equity	(29)	(12)	43
Other movements in equity	2	(20)	(43)
Net income recognised directly in equity	169	25	(788)
Total recognised income and expense	440	818	511

Balance sheet 31 July 2008

(DKKm)	31 July 2008	31 July 2007	30 April 2008
Assets			
Goodwill	7,358	9,117	8,110
Other intangible assets	880	1,151	1,267
Property, plant and equipment	4,959	8,228	8,022
Financial assets	346	429	759
Total non-current assets	13,543	18,925	18,158
Inventories	2,635	4,214	5,485
Receivables	3,111	4,367	3,958
Assets held for sale	7,927	-	-
Cash and cash equivalents	371	532	342
Total current assets	14,044	9,113	9,785
Total assets	27,587	28,038	27,943
Equity and liabilities			
Share capital	979	979	979
Other reserves	11,721	12,316	11,280
Equity attributable to equity holders of the parent	12,700	13,295	12,259
Minority interests	288	306	283
Equity	12,988	13,601	12,542
Non-current liabilities	5,800	6,487	6,813
Current liabilities	6,343	7,950	8,588
Liabilities held for sale	2,456	-	-
Total liabilities	14,599	14,437	15,401
Total equity and liabilities	27,587	28,038	27,943
Changes in equity			
Equity at beginning of period	12,542	12,949	12,949
Total recognised income and expense	440	818	511
Dividends paid to shareholders	-	-	(361)
Dividends paid to minority interests	-	(1)	(61)
Capital increase	-	1	6
Sale of activity	-	(5)	(9)
Share-based payments	6	4	19
Buyback of shares	-	(170)	(542)
Sale of treasury shares	-	5	30
Total change in equity	446	652	(407)
Equity at end of period	12,988	13,601	12,542
Other balance sheet data			
Net interest-bearing debt	8,830	8,077	9,545
Net operating assets	9,386	13,760	15,202
Invested capital	16,744	22,877	23,312

Net interest bearing debt

(DKKm)	Q1 2008/09	Q1 2007/08	2008/09	2007/08
Specification of net interest bearing debt				
Non-current mortgage and credit institutions debt	4,808	4,330	4,808	4,330
Current mortgage and credit institutions debt	4,403	4,294	4,403	4,294
Interest bearing debt	**9,211**	**8,624**	**9,211**	**8,624**
Other interest bearing receivables or debt	20	(15)	20	(15)
Cash and cash equivalents	(401)	(532)	(401)	(532)
Net interest bearing debt	**8,830**	**8,077**	**8,830**	**8,077**
Change in net interest bearing debt				
Net interest bearing debt beginning of period	**9,545**	**12,222**	**9,545**	**12,222**
Exchange adjustment of opening value etc.	(26)	(23)	(26)	(23)
Cash flow from financial liabilities continuing operations	(622)	(4,193)	(622)	(4,193)
Cash flow from financial liabilities discontinued operations	(12)	18	(12)	18
of which not in interest-bearing debt	4	(109)	4	(109)
Net financial liabilities acquired and divested	-	296	-	296
Decrease/increase in cash and cash equivalents	(51)	(155)	(51)	(155)
Other movements	(8)	21	(8)	21
Net interest bearing debt end of period	**8,830**	**8,077**	**8,830**	**8,077**
of which				
Net interest bearing debt continuing operations	8,653	7,958	8,653	7,958
Net interest bearing debt classified as held for sale	177	119	177	119

Holding of treasury shares

	Nominal value (DKK '000)	Number	% of share capital
Holding at 1 May 2008	28,796	1,439,777	2.94
Purchase	-	-	-
Sale	-	-	-
Holding at 31 July 2008	**28,796**	**1,439,777**	**2.94**

*) Events after the balance sheet date: On 20 August 2008, the AGM adopted a reduction of the share capital by a nominal amount of DKK 25.0 million corresponding to 1,248,200 shares.

Top line growth

(%)	Total	Currency	Acquisitions	Organic	Sales distribution
Sales growth					
Q1 2008/09 vs. Q1 2007/08					
Food Ingredients	2	(5)	0	7	70
Enablers	7	(6)	0	13	43
Bio Actives	(5)	(4)	0	(1)	27
Genencor	7	(8)	2	13	30
Total	**3**	**(6)**	**0**	**9**	**100**
2008/09 vs. 2007/08					
Food Ingredients	2	(5)	0	7	70
Enablers	7	(6)	0	13	43
Bio Actives	(5)	(4)	0	(1)	27
Genencor	7	(8)	2	13	30
Total	**3**	**(6)**	**0**	**9**	**100**
Sales growth by geography					
Q1 2008/09 vs. Q1 2007/08					
Europe	5	0	0	5	41
North America	3	(15)	0	18	26
Latin America	6	(5)	0	11	10
Asia-Pacific	(2)	(3)	0	1	18
Rest of the world	13	(5)	9	9	5
Total	**3**	**(6)**	**0**	**9**	**100**
2008/09 vs. 2007/08					
Europe	5	0	0	5	41
North America	3	(15)	0	18	26
Latin America	6	(5)	0	11	10
Asia-Pacific	(2)	(3)	0	1	18
Rest of the world	13	(5)	9	9	5
Total	**3**	**(6)**	**0**	**9**	**100**

Geographic segments

(DKKm)	Q1 2008/09	Q1 2007/08	YTD 2008/09	YTD 2007/08
Revenue				
Europe	1,315	1,258	1,315	1,258
North America	852	827	852	827
Latin America	312	294	312	294
Asia-Pacific	570	584	570	584
Rest of the world	186	164	186	164
Total	**3,235**	**3,127**	**3,235**	**3,127**
Organic growth (%)				
Europe	5	0	5	0
North America	18	2	18	2
Latin America	11	6	11	6
Asia-Pacific	1	7	1	7
Rest of the world	9	34	9	34
Total	9	3	9	3

Quarterly key figures

(DKKm)	2007/08 Q1	2007/08 Q2	2007/08 Q3	2007/08 Q4	2007/08 YTD	2008/09 Q1	2008/09 Q2	2008/09 Q3	2008/09 Q4	2008/09 YTD
INCOME STATEMENT										
Revenue	3,127	3,002	2,986	3,104	12,219	3,235	-	-	-	3,235
EBITDA before special items	617	550	537	488	2,192	571	-	-	-	571
Share-based payments	21	3	20	(2)	42	(9)	-	-	-	(9)
Operating profit before special items	448	376	356	319	1,499	403	-	-	-	403
Special items	-	(6)	(1)	(88)	(95)	(6)	-	-	-	(6)
Operating profit	448	370	355	231	1,404	397	-	-	-	397
Income from joint ventures	-	-	-	-	-	(9)	-	-	-	(9)
Net financial expenses	(68)	(65)	(53)	(15)	(201)	(45)	-	-	-	(45)
Profit before tax	380	305	302	216	1,203	343	-	-	-	343
Tax on profit	(121)	(98)	(93)	(121)	(433)	(113)	-	-	-	(113)
Profit for the period from continuing operations	259	207	209	95	770	230	-	-	-	230
Profit for the period from discontinued operations	534	121	55	(181)	529	41	-	-	-	41
Profit attributable to equity holders of the parent	785	317	258	(109)	1,251	265	-	-	-	265
CASH FLOW										
Cash flow from operating activities	398	296	(11)	361	1,044	82	-	-	-	82
Net investments in property, plant and equipment	(117)	(155)	(73)	(281)	(626)	(141)	-	-	-	(141)
Net investments in intangible assets	(13)	(18)	(21)	(24)	(76)	(13)	-	-	-	(13)
Purchase and sale of enterprises and activities	-	(20)	-	21	1	-	-	-	-	-
Acquisition and divestments of financial assets	30	(4)	(1)	(26)	(1)	36	-	-	-	36
Free cashflow	298	99	(106)	51	342	(36)	-	-	-	(36)
Cash flow from discontinued operations	4,203	186	(679)	(643)	3,067	710	-	-	-	710
BALANCE SHEET										
Assets	28,038	28,561	29,795	27,943	27,943	27,587	-	-	-	27,587
Assets held for sale	7,658	8,578	9,834	8,705	8,705	7,927	-	-	-	7,927
Assets continuing operations	20,380	19,983	19,961	19,238	19,238	19,660	-	-	-	19,660
Equity attributable to equity holders of the parent	13,295	12,695	12,510	12,259	12,259	12,700	-	-	-	12,700
Minority interests	306	257	263	283	283	288	-	-	-	288
Equity	13,601	12,952	12,773	12,542	12,542	12,988	-	-	-	12,988
Net interest-bearing debt	8,077	8,407	9,121	9,545	9,545	8,830	-	-	-	8,830
RETURN ON CAPITAL (%)										
RONOA										
Food Ingredients	18.9	18.9	18.0	18.0	18.0	18.5	-	-	-	18.5
Genencor	18.3	18.3	19.1	17.0	17.0	15.5	-	-	-	15.5
Total, continued operations	16.3	16.3	16.6	15.8	15.8	15.6	-	-	-	15.6
ROIC, continued operations	8.1	8.5	8.9	8.5	8.5	8.3	-	-	-	8.3
ROE	11.2	12.0	12.8	9.9	9.9	5.7	-	-	-	5.7
INVESTED CAPITAL										
Net working capital										
Food Ingredients	2,541	2,483	2,542	2,493	2,493	2,674	-	-	-	2,674
Genencor	974	1,012	1,073	1,030	1,030	1,136	-	-	-	1,136
Unallocated	21	7	(27)	(60)	(60)	(53)	-	-	-	(53)
Total	3,536	3,502	3,588	3,463	3,463	3,757	-	-	-	3,757
Net non-current assets (excl. goodwill)										
Food Ingredients	3,632	3,593	3,572	3,466	3,466	3,476	-	-	-	3,476
Genencor	2,051	2,006	1,998	2,025	2,025	2,027	-	-	-	2,027
Unallocated	87	132	116	129	129	126	-	-	-	126
Total	5,770	5,731	5,686	5,620	5,620	5,629	-	-	-	5,629
Net operating assets										
Food Ingredients	6,173	6,076	6,114	5,959	5,959	6,150	-	-	-	6,150
Genencor	3,025	3,018	3,071	3,055	3,055	3,163	-	-	-	3,163
Unallocated	108	139	89	69	69	73	-	-	-	73
Total	9,306	9,233	9,274	9,083	9,083	9,386	-	-	-	9,386
Goodwill										
Food Ingredients	4,012	3,983	3,927	3,870	3,870	3,869	-	-	-	3,869
Genencor	3,764	3,675	3,593	3,498	3,498	3,489	-	-	-	3,489
Unallocated	-	-	-	-	-	-	-	-	-	-
Total	7,776	7,658	7,520	7,368	7,368	7,358	-	-	-	7,358
Invested capital										
Food Ingredients	10,185	10,059	10,041	9,829	9,829	10,019	-	-	-	10,019
Genencor	6,789	6,693	6,664	6,553	6,553	6,652	-	-	-	6,652
Unallocated	108	139	89	69	69	73	-	-	-	73
Total	17,082	16,891	16,794	16,451	16,451	16,744	-	-	-	16,744

The income statement, cash flow and invested capital exclude discontinued operations from the Flavour and Sugar divisions.

Quarterly key figures

(DKKm)	2007/08 Q1	2007/08 Q2	2007/08 Q3	2007/08 Q4	2007/08 YTD	2008/09 Q1	2008/09 Q2	2008/09 Q3	2008/09 Q4	2008/09 YTD
Revenue										
Enablers	1,301	1,229	1,236	1,368	5,134	1,390	-	-	-	1,390
Bio Actives	934	862	829	806	3,431	884	-	-	-	884
Eliminations	-	-	-	-	-	-	-	-	-	-
Food Ingredients	**2,235**	**2,091**	**2,065**	**2,174**	**8,565**	**2,274**	-	-	-	**2,274**
Genencor	901	920	929	936	3,686	966	-	-	-	966
Eliminations	(9)	(9)	(8)	(6)	(32)	(5)	-	-	-	(5)
Total	**3,127**	**3,002**	**2,986**	**3,104**	**12,219**	**3,235**	-	-	-	**3,235**
Organic growth (%)										
Enablers	1	1	5	9	4	13	-	-	-	13
Bio Actives	6	2	4	(4)	2	(1)	-	-	-	(1)
Food Ingredients	**3**	**1**	**4**	**4**	**3**	**7**	-	-	-	**7**
Genencor	5	4	11	18	9	13	-	-	-	13
Total	**3**	**2**	**6**	**8**	**5**	**9**	-	-	-	**9**
Revenue per region										
Europe	1,258	1,166	1,167	1,292	4,883	1,315	-	-	-	1,315
North America	827	815	794	802	3,238	852	-	-	-	852
Latin America	294	310	316	307	1,227	312	-	-	-	312
Asia-Pacific	584	561	550	535	2,230	570	-	-	-	570
Rest of the world	164	150	159	168	641	186	-	-	-	186
Total	**3,127**	**3,002**	**2,986**	**3,104**	**12,219**	**3,235**	-	-	-	**3,235**
Organic growth per region (%)										
Europe	0	0	3	9	3	5	-	-	-	5
North America	2	4	11	12	7	18	-	-	-	18
Latin America	6	7	12	13	10	11	-	-	-	11
Asia-Pacific	7	1	4	(3)	2	1	-	-	-	1
Rest of the world	34	2	11	1	11	9	-	-	-	9
Total	**3**	**2**	**6**	**8**	**5**	**9**	-	-	-	**9**
EBITDA before special items										
Food Ingredients	424	380	334	426	1,564	446	-	-	-	446
Genencor	208	207	186	130	731	166	-	-	-	166
Corporate costs and Central R&D	(36)	(40)	(3)	(66)	(145)	(32)	-	-	-	(32)
Subtotal	**596**	**547**	**517**	**490**	**2,150**	**580**	-	-	-	**580**
Share-based payments	21	3	20	(2)	42	(9)	-	-	-	(9)
Total	**617**	**550**	**537**	**488**	**2,192**	**571**	-	-	-	**571**
EBITDA margin (%)										
Food Ingredients	19.0	18.2	16.2	19.6	18.3	19.6	-	-	-	19.6
Genencor	23.1	22.5	20.0	13.9	19.8	17.2	-	-	-	17.2
Total	**19.7**	**18.3**	**18.0**	**15.7**	**17.9**	**17.7**	-	-	-	**17.7**
Operating profit before special items										
Enablers	153	130	105	180	568	192	-	-	-	192
Bio Actives	158	134	106	129	527	144	-	-	-	144
Food Ingredients	**311**	**264**	**211**	**309**	**1,095**	**336**	-	-	-	**336**
Genencor	155	150	131	80	516	112	-	-	-	112
Corporate costs and Central R&D	(39)	(41)	(6)	(68)	(154)	(36)	-	-	-	(36)
Subtotal	**427**	**373**	**336**	**321**	**1,457**	**412**	-	-	-	**412**
Share-based payments	21	3	20	(2)	42	(9)	-	-	-	(9)
Total	**448**	**376**	**356**	**319**	**1,499**	**403**	-	-	-	**403**
EBIT margin (%)										
Enablers	11.8	10.6	8.5	13.2	11.1	13.8	-	-	-	13.8
Bio Actives	16.9	15.5	12.8	16.0	15.4	16.3	-	-	-	16.3
Food Ingredients	**13.9**	**12.6**	**10.2**	**14.2**	**12.8**	**14.8**	-	-	-	**14.8**
Genencor	17.2	16.3	14.1	8.5	14.0	11.6	-	-	-	11.6
Total	**14.3**	**12.5**	**11.9**	**10.3**	**12.3**	**12.5**	-	-	-	**12.5**
Special items										
Food Ingredients	-	(5)	-	(93)	(98)	(1)	-	-	-	(1)
Genencor	-	(1)	(1)	5	3	-	-	-	-	-
Corporate costs and Central R&D	-	-	-	-	-	(5)	-	-	-	(5)
Total	-	**(6)**	**(1)**	**(88)**	**(95)**	**(6)**	-	-	-	**(6)**

The income statement, cash flow and invested capital exclude discontinued operations from the Flavour and Sugar divisions.

Result of discontinued operations, Sugar

(DKKm)	Q1 2008/09	Q1 2007/08	YTD 2008/09	YTD 2007/08
Revenue	1,665	1,606	1,665	1,606
Cost of sales	(1,396)	(1,297)	(1,396)	(1,297)
Gross profit	269	309	269	309
Costs including depreciations	(166)	(158)	(166)	(158)
Operating profit before special items	102	151	102	151
Special items	-	-	-	-
Comparative operating profit	102	151	102	151
Reversal of depreciations after classification held for sale	87	81	87	81
Total	189	232	189	232
Gain/loss on disposal, based on full depreciations	-	-	-	-
Reversal of depreciations after classification held for sale	(87)	(81)	(87)	(81)
Total	(87)	(81)	(87)	(81)
Operating profit from discontinued operations	102	151	102	151
Net financial expenses	(47)	(37)	(47)	(37)
Profit before tax	55	114	55	114
Tax on discontinued operations	(14)	(37)	(14)	(37)
Profit from discontinued operations	41	77	41	77
Cash flow from discontinued operations				
Cash flow from operating activities	777	979	777	979
Cash flow from investing activities	(55)	(55)	(55)	(55)
Cash flow from financing activities	(12)	-	(12)	-
Change in cash discontinued operations	1	(12)	1	(12)
Total	711	912	711	912

Result of discontinued operations, Flavours

(DKKm)	Q1 2008/09	Q1 2007/08	YTD 2008/09	YTD 2007/08
Revenue	-	292	-	292
Cost of sales	-	(170)	-	(170)
Gross profit	-	122	-	122
Costs	-	(82)	-	(82)
Operating profit before special items	-	40	-	40
Special items	-	-	-	-
Gain on disposal of discontinued operations	-	830	-	830
Operating profit from discontinued operations	-	870	-	870
Net financial expenses	-	-	-	-
Profit before tax	-	870	-	870
Tax on discontinued operations	-	(13)	-	(13)
Tax on gain on disposal of discontinued operations	-	(400)	-	(400)
Income tax expense	-	(413)	-	(413)
Profit from discontinued operations	-	457	-	457
Cash flow from discontinued operations				
Cash flow from operating activities	-	(38)	-	(38)
Cash flow from investing activities	-	3,311	-	3,311
Cash flow from financing activities	-	18	-	18
Total	-	3,291	-	3,291

Proforma balance sheet, continuing operations

(DKKm)	31 July 2008	31 July 2007	30 April 2008
Assets			
Goodwill	7,358	7,776	7,368
Other intangible assets	880	1,002	899
Property, plant and equipment	4,959	5,098	4,933
Financial assets	346	250	389
Total non-current assets	**13,543**	**14,126**	**13,589**
Inventories	2,635	2,523	2,605
Receivables	3,111	3,263	2,732
Assets held for sale	7,927	7,658	8,705
Cash and cash equivalents	371	468	312
Total current assets	**14,044**	**13,912**	**14,354**
Total	**27,587**	**28,038**	**27,943**
Equity and liabilities			
Share capital	979	979	979
Other reserves	11,721	12,316	11,280
Equity attributable to equity holders of the parent	12,700	13,295	12,259
Minority interests	288	306	283
Equity	**12,988**	**13,601**	**12,542**
Non-current liabilities	5,800	5,349	6,025
Current liabilities	6,343	6,560	6,812
Liabilities held for sale	2,456	2,528	2,564
Total liabilities	**14,599**	**14,437**	**15,401**
Total	**27,587**	**28,038**	**27,943**

Assets and liabilities held for sale

(DKKm)	31 July 2008	31 July 2007	30 April 2008
Goodwill	741	1,341	742
Net non-current assets	3,035	2,956	3,386
Net working capital	2,374	1,497	2,732
Invested capital	***6,150***	**5,794**	**6,860**
Net interest bearing debt	(177)	(119)	(140)
Other financial including tax	(502)	(545)	(579)
Total	**5,471**	**5,130**	**6,141**
Assets held for sale	7,927	7,658	8,705
Liabilities held for sale	(2,456)	(2,528)	(2,564)
Total	**5,471**	**5,130**	**6,141**

In the above proforma balance sheet, Sugar's assets and liabilities have been recognised separately as if the activities were held for sale as at 31 July 2007 and 30 April 2008. Assets are stated under Assets held for sale, and liailities under Liabilities held for sale. Net assets held for sale are also stated in main groups.

The proforma balance sheet is provided to facilitate comparisons between the balance sheet of 31 July 2008 and the balance sheets of 31 July 2007 and 30 April 2008. In accordance with IFRS assets and liabilities held for sale in comparable years have not been recognised separately in Danisco's balance sheet.

Stock exchange notices

Notices issued in the past 12 months

Date		No.	Title
19 September	2007	27	Announcement of Results for Q1 2007/08
24 September	2007	28	Share buyback
27 September	2007	29	The EU takes key steps to restore sugar market balance
1 October	2007	30	Share buyback
8 October	2007	31	Share buyback
15 October	2007	32	Share buyback
22 October	2007	33	Share buyback
29 October	2007	34	Share buyback
5 November	2007	35	Share buyback
12 November	2007	36	Share buyback
19 November	2007	37	Share buyback
26 November	2007	38	Share buyback
3 December	2007	39	Share buyback
10 December	2007	40	Share buyback
17 December	2007	41	Share buyback
17 December	2007	42	Announcement of Results for Q2 2007/08
4 March	2008	1	Danisco increases outlook for Sugar and commences Sugar separation
26 March	2008	2	Announcement of Results for Q3 2007/08
4 April	2008	3	Major shareholder announcement
9 May	2008	4	Impairment charge in respect of Danisco Sugar
14 May	2008	5	DuPont and Genencor create world-leading cellulosic ethanol company
23 June	2008	6	Announcement of Results for 2007/08
23 June	2008	-	Danisco Annual Report 2007/08
14 July	2008	7	Danisco A/S announces sale of Danisco Sugar A/S to Nordzucker AG

Post balance-sheet notices

Date		No.	Title
19 August	2008	8	Proxies received by the Board of Directors of Danisco A/S
20 August	2008	9	Excerpt of the Chairman's report at the Annual General Meeting held on 20 August 2008
20 August	2008	10	Annual General Meeting of Danisco A/S held on 20 August 2008
21 August	2008	-	Updated Articles of Association
27 August	2008	11	Restatement of accounting figures for 2007/08
16 September	2008	12	Divestment of Direvo Biotech to Bayer HealthCare
16 September	2008	13	Genencor and Goodyear to co-develop renewable alternative to petroleum-derived isoprene

/8.

RECEIVED
2008 NOV -3 A 10: 59

DANISCO
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24 September 2008 - 11:55

Genencor to deliver Poster Presentation at the Annual Infection Prevention Society conference

Genencor announced it will present a scientific poster at The Annual Infection Prevention Society Conference in Harrogate, UK on 22nd September, where the company will also display new products from its Biosafety line (Exhibit booth no. 87).

The presentation, entitled "In Situ Peracetic Acid Generation: Utilization of the Biocatalyst Aryl Esterase for a Safe, Effective Sporicidal and Germicidal agent" underlines the company's enzyme-catalyzed system that can be utilized to safely and effectively generate peracetic acid in situ in sufficiently high concentration for use at the site of application.

The system utilizes Aryl Esterase which is a novel enzyme with a number of important attributes that make it a unique and ideal biocatalyst for in situ peracetic acid generation. This poster will highlight the salient features of this biocatalyst and show data on the effectiveness of this system to inactivate standard EPA test organisms and virulent Anthrax spores.

The inaugural Infection Prevention Society (incorporating the ICNA) Conference & Exhibition will take place from the 22nd -24th September 2008 at the Harrogate International Centre. This key Infection Prevention and Control Conference is an essential event for anyone who has the challenge of preventing and controlling infections that occur through the provision of care or in the wider community.

The Infection Prevention Society (IPS) works together with healthcare colleagues, professional bodies, industry, government agencies and voluntary organizations in the fight to prevent and control infection. For more details visit http://www.comtec-presentations.com/ips/ .

Printed Monday, 27 October 2008 from
http://www.danisco.com/cms/connect/corporate/media+relations/news/archive/2008/september/gen_businessupdate_275_en.htm

19.

DANISCO

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6 October 2008 - 09:00

Danisco signs an exclusive agreement with Unistraw on a revolutionary probiotic straw concept for beverage and milk

Unistraw granted Danisco the worldwide exclusivity for the sales and marketing of its internationally-patented straw concept for use with HOWARU™ premium probiotics. This award-winning concept from Unistraw will allow consumers to sip a probiotic daily dose with any of their favourite beverage.



Following the global agreement with Tetra Pak announced recently, Unistraw granted Danisco the worldwide exclusivity for the sales and marketing of its internationally-patented straw concept for use with HOWARU™ premium probiotics. This award-winning concept from Unistraw will allow consumers to sip a probiotic daily dose with any of their favourite beverage.

Currently, probiotic beverages are chilled dairy-based drinks as well as smoothies or fruit juices. New exciting marketing options open today for beverage and milk manufacturers that will be able to offer probiotics also for long shelf life applications.

"We are looking forward to launching the HOWARU™ Probiotic Straws to provide our beverage and milk customers with a new solution addressing customers demands on gut health and improvement of natural defences", says Fabienne Saadane-Oaks, President, Danisco BioActives , "The HOWARU™ Straws are proving to be a convenient dry format, ideal for ensuring the delivery of a highly stable dose of probiotic live bacteria, without requiring chilled storage or distribution."

Leading global supplier of cultures, Danisco offers one of the most extensive ranges of probiotic bacteria under the registered trademark HOWARU™. Backed by numerous clinical studies, HOWARU™ probiotics have shown beneficial effects in the areas of gastrointestinal health, wellbeing, immune system modulation and improvement of natural defences. More recent scientific evidence has demonstrated the ability of HOWARU™ probiotics to maintain respiratory health in children with HOWARU™ Protect or restore a well-balanced gut microflora after antibiotic treatment with HOWARU™ Restore.

Unistraw recently joined forces with the leading packaging manufacturer Tetra Pak to introduce the new on-pack probiotic straw on its aseptic packages.

"Unistraw is delighted to partner with two great global companies in Danisco and Tetra Pak", says Tim York, Managing Director, Unistraw, "These two partnerships allow us to ideally complement our range with new well-documented health functionalities and open up new channels to market via Danisco's global sales force and Tetra Pak technical collaboration."

Danisco and Unistraw expect the first HOWARU™ straws to be launched by mid 2009. Prototypes will already be demonstrated on Danisco's stand at Supply Side West in Las Vegas, USA (October 22-24) and at Health Ingredients Europe in Paris (November 4-6).

According to Euromonitor, the global market for probiotic dairy drinks accounted for USD 10.2 billion in 2007. Asia and Europe are leading, with respectively 54% and 30% of the current market . With USD 310 million, North America is currently a smaller but fast-growing market with a forecasted 14% annual growth for the next three years. Overall, the market for probiotic beverages is expected to grow by a double digit until 2010.

Printed Monday, 27 October 2008 from
http://www.danisco.com/cms/connect/corporate/media+relations/news/archive/2008/october/pressrelease_422_en.htm

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6 October 2008 - 12:03

Danisco assists in handling of industrial injury claims

Danisco extends the suspension agreements in the industrial injury claims cases pertaining to the alleged mercury poisoning of workers in the 1960s and 1970s.

Danisco has today contacted the Danish trade unions, 3F and Dansk Metal, with the purpose of extending existing agreements on the suspension of limitation periods for compensation claims for alleged mercury exposure of current and former members of the unions employed at the then Grindstedværket A/S.

Danisco will extend suspension agreements already concluded by one month until after a final administrative decision has been made in the specific cases already submitted to the National Board of Industrial Injuries.

At the time of writing, 90 claims have been filed with the National Board of Industrial Injuries.

For additional information, please contact:
Natalie E. Weber, Media Relations Manager, tel.: +45 3266 2927, mobile: +45 2876 5104

Press release in Danish

Printed Monday, 27 October 2008 from
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7 October 2008 - 13:06

MARIBO SeedPlus in the French market

Danisco Seed has introduced a new concept in sugar beet seed quality. Marketed under the MARIBO brand, the new concept is called MARIBO SeedPlus.

SeedPlus is the result of many years of ongoing research into seed quality. The concept brings the combined benefits of the latest knowledge and technology in seed multiplication, seed selection and seed treatment and processing.

The end result is seed of very high quality giving the grower extra confidence in fast and uniform field emergence and establishment - and therefore the best conditions for growth in the field.

SeedPlus was launched in France in 2008. It will be introduced into other markets in 2009.

Printed Monday, 27 October 2008 from
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14 October 2008 - 16:00

Tennessee Breaks Ground for Innovative Cellulosic Ethanol Pilot Biorefinery

DuPont Danisco and the University of Tennessee on fast track to complete construction and begin production in 2009

DuPont Danisco Cellulosic Ethanol LLC (DDCE) and the University of Tennessee (UT) Research Foundation, through Genera Energy, LLC, broke ground today for an innovative pilot-scale biorefinery and state-of-the-art research and development facility for cellulosic ethanol, or ethanol from non-food sources.

On hand to celebrate the event were Tennessee Governor Phil Bredesen and numerous other state and local officials as well as Tennessee Senator Bob Corker and U.S. Representatives Zach Wamp and John J. Duncan, Jr. In 2007 Governor Bredesen and the State Legislature supported the project with a $70.5 million commitment including $40.7 million for biorefinery construction. Those funds are being combined with a substantial investment from DuPont Danisco Cellulosic Ethanol to construct the high-tech research facility.

"This morning, we held our first-ever Summit on Clean Energy Technology in Knoxville, and now we are here to break ground on this world-class pilot biofuel refinery," said Bredesen. "When it comes to facing the challenges of the future, Tennessee isn't just talking the talk about clean energy technology, we're walking the walk, rolling up our sleeves and getting to work. The bottom line is that this plant and this partnership are going to do a lot of good for Tennessee's future."

The pilot-scale biorefinery is expected to be a catalyst for a new biofuel industry for the state. Utilizing DDCE's leading cellulosic ethanol technology and the UT Institute of Agriculture's world-class expertise in cellulosic feedstock production and co-product research, the facility will produce cellulosic ethanol as a transportation fuel from two different non-food biomass feedstocks: corn stover (cobs and fiber) and switchgrass.

"I am proud of the role the University of Tennessee is playing in this initiative. It is an important part of our responsibility and our mission as a land-grant university – to impact the state's economy and serve the public, in addition to educating the young people of Tennessee," said UT President John Petersen. "Thanks to Governor Bredesen and his willingness to make a bold commitment to economic development, we stand here today at the very forefront of biofuel research. I believe the result of that foresight and the return on that investment can be enormous for the people of Tennessee."

The pilot plant and process development unit (PDU) will be constructed in the Niles Ferry Industrial Park. A PDU is a research facility that enables both experimentation at larger-than-laboratory scale and more rapid adjustments to process components. With a plant capacity of 250,000 gallons of cellulosic ethanol annually, the facility is expected to produce cellulosic ethanol by the end of 2009.

"DuPont Danisco has the technology package that will lead the way in the market," said DuPont Danisco Cellulosic Ethanol LLC President Joseph Skurla. "We are ready to scale-up, we have economics that can't be beat and, with the University of Tennessee and the farmers of this great state, we have a winning team that is going to help deliver sustainable, non-food biofuels to the market on an accelerated schedule."

The University has also invested state research dollars to develop switchgrass as a dedicated cellulosic energy crop. Sixteen east Tennessee farmers – all of whom were scheduled to attend the groundbreaking – participated in the first round of sponsored switchgrass production. The farmers worked a combined 723 acres in 2008 as part of the University's research into supply chain logistics for cellulosic biorefineries.

The first fruits of the spring planting, bales harvested from about three acres, were on display during the groundbreaking. In two more years the switchgrass established this year will produce even more biomass per acre, and the harvested switchgrass will be used as feedstock for the biorefinery.

The pilot plant is also designed to convert corn stover from western Tennessee to ethanol. Corn stover is the plant material left in the field after the grain is harvested for use as food or feed for livestock. The biorefinery's construction and switchgrass production are the first major components of the UT Biofuels Initiative, a farm-to-fuel business plan developed by UT Institute of Agriculture researchers. The Initiative models a biofuels industry with multiple commercial facilities supplied by locally grown feedstock and capable of supplementing 30 percent of Tennessee's current petroleum consumption.

Contacts:

DuPont Danisco Cellulosic Ethanol LLC
Jennifer Hutchins
585.256.6973 (office)
585.967.4619 (mobile)

Office of Governor Phil Bredesen
Lydia Lenker
615.741.3763

The University of Tennessee Institute of Agriculture
Patricia McDaniels
865.974.7141 (office)
865.363.6009 (mobile)

For more information:

http://www.ddce.com/
http://www.generaenergy.net/
http://www.utbioenergy.org/TNBiofuelsInitiative/

The University of Tennessee is the State's Land Grant University, advancing the three pillars of the land grant mission: research, education, and extension. The University of Tennessee Biofuels Initiative (UTBI) is an example of integrating the University's core competencies to bring about positive economic development and create lasting platforms for excellence in research, education, and extension. Given the active and longstanding biomass energy and biofuels R&D and programming base already in existence within the UT Institute of Agriculture, UT has charged the Institute with development and administration of the UTBI. In 2007, UT AgResearch, the Tennessee Agricultural Experiment Station division of the Institute, formed the multidisciplinary UT Office of Bioenergy Programs (OBP) as an umbrella unit to coordinate and administer several biomass energy and biofuels programs, including the UTBI. The UTBI includes the switchgrass farmer incentive program, directly related R&D, UT Extension farmer and public outreach and education, coordination with the U.S. Department of Energy BioEnergy Science Center at ORNL, and developing collaborations and strategic partnerships with other stakeholders.

Genera Energy is a for-profit limited liability company formed in 2008 by the University of Tennessee Research Foundation as a vehicle to carry out the cellulosic biorefinery activities and capital projects of the UTBI. Genera Energy was specifically created to provide the commercial flexibility needed to develop collaborations and partnerships with private entities with technology or other resources to contribute to the UTBI. Genera Energy, which is managed by a Board of Directors, is collaborating with DuPont Danisco Cellulosic Ethanol to construct a pilot-scale cellulosic ethanol biorefinery.

DuPont Danisco Cellulosic Ethanol, a Delaware limited liability company, is a 50/50 joint venture formed in 2008 by E.I. du Pont de Nemours and Company and Danisco US Inc. DDCE is dedicated to the development and commercialization of cellulosic ethanol. Bringing together two leaders in the field – DuPont and Genencor, the industrial enzyme division of Danisco – DDCE leverages more than $140 million of investment by the parent companies and over $100 million invested in 10 years of research and development. The company combines DuPont expertise in integrated biorefinery design, engineering, pretreatment, and dual sugar fermentation with Genencor expertise in biomass enzyme and low-cost enzyme production. The company's mission includes accelerating development of commercial-scale biorefineries, creating value for the renewable fuels and agricultural industries and leading the way toward a low-carbon economy.

Printed Monday, 27 October 2008 from
http://www.danisco.com/cms/connect/corporate/media+relations/news/archive/2008/october/pressrelease_425_en.htm

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Press Release 2008 NOV -3 A 10:50

16 October 2008

Polyphenols: Danisco invests in apple-based health & nutrition ingredient Evesse™

Today, Danisco signed a long term cooperation agreement with UK-based company Coressence Limited to gain exclusive rights for certain apple-based ingredients, to be marketed under the brand name Evesse™. The ingredients contain polyphenols with a wide range of health benefits. In addition to antioxidant activity, this fruit extract promotes benefits relating particularly to cardiovascular health, but potentially also to other health areas.

The current apple polyphenol market is still relatively small but has significant growth potential as the global health and nutrition market is still expanding and new applications for polyphenol ingredients are continuously being marketed all over the world, with the total polyphenol market estimated at more than EUR 100 million in Europe alone.

Fabienne Saadane-Oaks, President of Danisco Bio Actives, says:
'Our health and nutrition strategy is clear and we are also moving into new areas of business to become the First choice ingredient partner for our customers in health and nutrition. This product is particularly strong in cardiovascular health which is one of our key strategic health platforms. We are a leading player in the world market for health promoting ingredients and our customers continue to request new ingredients with health claims based on sound science.'

Evesse™ apple polyphenols enhance Danisco's health and nutrition portfolio and will fit nicely to the existing natural antioxidant portfolio used for food protection, as well as our offer to the dietary supplement and food and beverage industries. The Evesse™ ingredient which will be available as a powder and granule has a neutral taste and odour allowing easy formulation in different foods and beverages.

The first sales are expected to occur in 2011, initially targeting the dietary supplements market but will develop into food and beverages. The markets outside of Asia, particularly the US and Europe, are of special interest to Danisco as the growth potential here is extensive.

Commenting on the business partnership with Danisco, Richard Wood, Chief Executive for Coressence Limited, notes: 'Coressence has been engaged for the last five years in developing the production of high yielding polyphenol extraction from specially selected and protected apple varieties. The long term collaborative agreement with Danisco for Evesse™ in the food ingredients market is a key part of our programme. As a result, we will build on the special patented technology, developed for the first stage of our licensed agreement and create second generation technology formats, all of which can be added to food based products.'

For more information, please contact:

Natalie E. Weber, Media Relations Manager, Danisco, tel.: +45 3266 2927, mobile: +45 2876 5104, e-mail: natalie.weber@danisco.com

Nicky Smith, Media Director, Nexus Healthcare/Coressence Ltd, tel: +44 207 0528850, +44 7867 513 361, e-mail: Nicky.Smith@nexuspr.com

Published by Danisco A/S, Communications, Langebrogade 1, PO Box 17, DK-1001 Copenhagen K
Tel.: +45 32 66 20 00 • Fax: +45 32 66 21 75 • info@danisco.com • www.danisco.com

DANISCO Press Release

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About Danisco
With a rich and innovative portfolio, Danisco is a world leader in food ingredients, enzymes and bio-based solutions. Using nature's own materials, science and the knowledge of our 9,500 people, we design and deliver bio-based ingredients that meet market demand for healthier and safer products. Danisco's ingredients are used globally in a wide range of industries – from bakery, dairy and beverages to animal feed, laundry detergents and bioethanol – offering functional, economic and environmental benefits. Headquartered in Denmark and operating from more than 120 locations, Danisco's key focus is to become our customers' First choice and a truly market-driven global business. In addition, we have one of the most efficient sugar production platforms in Europe. Find out more at www.danisco.com

About Coressence
Coressence is a UK company which works with scientific centres of excellence in nutrition and phytochemical research to develop functional food ingredients derived from natural sources. Coressence seeks to commercialise its technologies through licensing intellectual property and know-how to major international and global brand owners. Find out more at www.coressence.co.uk.

Published by Danisco A/S, Communications, Langebrogade 1, PO Box 17, DK-1001 Copenhagen K
Tel.: +45 32 66 20 00 • Fax: +45 32 66 21 75 • info@danisco.com • www.danisco.com

24

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22 October 2008

High purity beta-glucan: Danisco acquires equity stake in health and nutrition ingredient company GraceLinc Ltd.

Today, Danisco agreed to acquire an equity stake in the New Zealand company GraceLinc Limited. GraceLinc produces and markets Glucagel™, which is a naturally-extracted barley beta-glucan. As a soluble dietary fibre ingredient, Glucagel™ has potential health benefits, particularly for cardiovascular health, digestive health and glucose and weight management. The cardiovascular health benefits of cereal beta-glucans are attributable to their widely studied cholesterol-lowering properties. In addition, beta-glucans are low glycaemic and hence suitable for consumers seeking low impact carbohydrates including diabetics.

Cereal beta-glucans have the potential to capture a significant share of the market for soluble dietary fibres which is estimated at more than EUR 400 million. The purchase is the start of a partnership aimed to make Glucagel™ a category leading functional food and dietary supplement ingredient. When key milestones – relating to completion of human intervention studies and process development – are met, Danisco plans to move to full ownership of the start-up company.

'We are delighted to seize this early stage opportunity. Becoming a GraceLinc shareholder is a further step towards becoming our customers' First choice ingredient partner within health and nutrition. It will at the same time strengthen our leading position in speciality carbohydrates. Glucagel™ is a very innovative beta-glucan ingredient because it has a high purity and is easy to formulate without affecting taste or odour of the foods to which it is added. This unique combination of health benefits and ease of application is why we expect a lot from Glucagel™ in the future,' says Fabienne Saadane-Oaks, President of Danisco Bio Actives.

Glucagel™ can be used in a wide range of applications such as bakery, nutrition bars, beverages, dairy and dietary supplements. Food manufacturers, particularly in Europe and Asia, have shown strong interest in the product and food products containing Glucagel™ are already on the market in Europe.

'Together with Danisco, Glucagel™ has the potential to become a leader in its ingredient category and we are also pleased that Danisco's investment will benefit New Zealand's export food business. Glucagel™ is an example of a New Zealand research and development innovation which has built significant business value and this success comes on the back of more than a decade of fundamental and applied research carried out by New Zealand scientists,' says Paddy Boyle, Chairman of GraceLinc.

For more information, please contact:
Natalie E. Weber, Media Relations Manager, Danisco, tel.: +45 32 66 29 27, mobile: +45 28 76 51 04, e-mail: natalie.weber@danisco.com

Paddy Boyle, Chairman, GraceLinc, tel.: +64 21 606 480

Katherine Trought, Communications Manager, GraceLinc, tel.: +64 3 325 9580, mobile +64 27 431 3261, e-mail: troughtk@crop.cri.nz

DANISCO

Press Release

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About Danisco
With a rich and innovative portfolio, Danisco is a world leader in food ingredients, enzymes and bio-based solutions. Using nature's own materials, science and the knowledge of our 9,500 people, we design and deliver bio-based ingredients that meet market demand for healthier and safer products. Danisco's ingredients are used globally in a wide range of industries – from bakery, dairy and beverages to animal feed, laundry detergents and bioethanol – offering functional, economic and environmental benefits. Headquartered in Denmark and operating from more than 120 locations, Danisco's key focus is to become our customers' First choice and a truly market-driven global business. In addition, we have one of the most efficient sugar production platforms in Europe. Find out more at www.danisco.com.

About GraceLinc
GraceLinc is owned by the New Zealand government-owned research company Crop & Food Research. GraceLinc markets Glucagel™, a naturally-extracted, high purity barley beta-glucan ingredient. GraceLinc is a successful New Zealand export-oriented company with an established manufacturing plant employing 20 staff in New Zealand. Find out more at www.glucagel.com.

Published by Danisco A/S, Communications, Langebrogade 1, PO Box 17, DK-1001 Copenhagen K
Tel.: +45 32 66 20 00 • Fax: +45 32 66 21 75 • info@danisco.com • www.danisco.com

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Press Release

22 October 2008

Increase of emulsifier production in Grindsted

Danisco has decided to transfer the main part of the current emulsifier production in Danisco Northampton to its Grindsted plant in Denmark.

The production volume at the emulsifier plant in Grindsted will be increased, thereby strengthening its position as the world's biggest emulsifier plant.

'This is in accordance with our strategic target of boosting growth in the core Ingredients business,' says Martin Klavs Nielsen, Executive Vice President, Emulsifiers.

The manufacturing activities in Northampton will cease. Regrettably, as a result of this, all jobs at the Northampton site will be lost. As part of a consultation phase just completed, the employees in Northampton have been informed accordingly. Danisco will support the affected employees in finding new jobs and will be offering redundancy packages where necessary.

Thomas Laursen, Integration Manager: 'The decision has been made after thorough review of our operations with a view to keeping production costs as competitive and low as possible.'

Thomas Laursen continues: 'The emulsifier production in Grindsted already benefits from economies of scale so there are obvious benefits of consolidating the emulsifier production in Northampton into the Grindsted plant.'

About Danisco Northampton Ltd.
In January 2008, Danisco acquired emulsifier producer Abitec Ltd., now Danisco Northampton Ltd., a production plant employing 55 persons and generating revenue of around DKK 200 million.

For further information, please contact:
Thomas Laursen, Integration Manager, Emulsifiers, tel.: +45 89 43 51 16
Martin Kirstein Madsen, Plant Manager, Grindsted, tel.: +45 79 72 56 10
Natalie Weber, Media Relations Manager, tel.: +45 32 66 29 27

About Danisco
With a rich and innovative portfolio, Danisco is a world leader in food ingredients, enzymes and bio-based solutions. Using nature's own materials, science and the knowledge of our 9,500 people, we design and deliver bio-based ingredients that meet market demand for healthier and safer products. Danisco's ingredients are used globally in a wide range of industries – from bakery, dairy and beverages to animal feed, laundry detergents and bioethanol – offering functional, economic and environmental benefits. Headquartered in Denmark and operating from more than 120 locations, Danisco's key focus is to become our customers' First choice and a truly market-driven global business. In addition, we have one of the most efficient sugar production platforms in Europe. Find out more at www.danisco.com

Published by Danisco A/S, Communications, Langebrogade 1, PO Box 17, DK-1001 Copenhagen K
Tel.: +45 32 66 20 00 • Fax: +45 32 66 21 75 • info@danisco.com • www.danisco.com

EXECUTIVE BOARD
Notice no. 15/2008

2.6.

DANISCO

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Danisco A/S
Langebrogade 1
P.O.Box 17
1001 Copenhagen K
Tel. +45 3266 2000
Fax +45 3266 2175
www.danisco.com
info@danisco.com

27 October 2008

Danisco strengthens strategic platform through acquisition of Agtech

Danisco A/S has today signed an agreement to acquire Agtech Products, Inc., a US-based agricultural biotech company, for a total consideration of USD 42 million on an EV basis.

Danisco CEO Tom Knutzen comments: 'Acquiring Agtech will expand our already leading cultures position into the new sector of Animal Nutrition where it represents an exciting opportunity to bring new value to our customers. It will also reinforce our aspiration to be the leader in providing health and nutrition solutions to the animal production industry and throughout the food chain - From Farm to Fork. This acquisition represents an important step in our strategy to provide a platform for accelerated growth.'

We expect to complete the transaction by the end of 2008. We expect the transaction to have a neutral effect on Danisco's operating profit for the first financial year. In 2007, Agtech reported revenue of approx. USD 12 million. Over the past five years, Agtech has delivered an average CAGR of more than 20%.

Agtech is dedicated to the development, manufacture and technical application of microbial-based products for the animal nutrition industry. Products include direct-fed microbials, i.e. products that contain viable beneficial microorganisms which improve digestion and animal well-being. Other products include silage preservatives and livestock waste treatment microbial products, as well as an emerging line of cultures to ensure food products safety.

Yours faithfully

Tom Knutzen
CEO

For further information, please contact:
Investor Relations, Tel.: +45 3266 2912, investor@danisco.com
Media Relations, Tel.: +45 3266 2913, info@danisco.com

About Agtech
Agtech is a successful science-based biotechnology company with a rich pipeline of projects, a large microbial library and an expert team of scientists. Facilities include state-of-the-art research and laboratory facilities in Waukesha, Wisconsin, USA, which provide a unique analytical service that maximises product value for customers. Over the past 15 years, Agtech has made the investment and commitment to the discovery and implementation of innovative products that impact the health, efficiency and safety of animal production. The Agtech acquisition includes a dedicated team of specialists in R&D, technical services, sales and marketing, all focused on a proven existing product portfolio and a robust new product pipeline backed by strong intellectual property. In 2007, Agtech had 47 employees.

About the market
Global livestock production continues to grow in size and complexity in order to meet the increasing worldwide demand for animal proteins. This increasing demand along with high feed costs and the pressure to produce antibiotic and chemical-free but safe food makes the animal production industry one of the most exciting and challenging industries in the world today. The global need for efficiencies in animal production, waste management and food safety continues to create opportunities for product development. Therefore, animal producers are searching for new technologies that can meet the needs of the changing industry. Microbial products offer a solution to these challenges. According to Frost & Sullivan, the total market for Animal Direct Fed Microbials was estimated to be worth USD 345 million in 2007. Frost & Sullivan expects the market for microbial solutions to continue the rapid, double-digit growth seen in recent years.

About Danisco
With a rich and innovative portfolio, Danisco is a world leader in food ingredients, enzymes and bio-based solutions. Using nature's own materials, science and the knowledge of our 9,500 people, we design and deliver bio-based ingredients that meet market demand for healthier and safer products. Danisco's ingredients are used globally in a wide range of industries – from bakery, dairy and beverages to animal feed, laundry detergents and bioethanol – offering functional, economic and environmental benefits. Headquartered in Denmark and operating from more than 120 locations, Danisco's key focus is to become our customers' First choice and a truly market-driven global business. In addition, we have one of the most efficient sugar production platforms in Europe. Find out more at www.danisco.com

DANISCO

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Board of Directors



Anders Knutsen
Chairman of the Board

- Chairman of the Boards of Copenhagen Business School, Ladegaard A/S and Solum A/S
- Deputy Chairman of the Boards of Fritz Hansen A/S, Hersild & Heggov A/S and Topdanmark A/S
- Director of Augustinus Fabrikker A/S and Katholm Invest A/S

- Born 1947
- MSc Economics
- Chairman of the Board of Directors since 2002
- Deputy Chairman 1999-2002
- Joined the Board of Directors in 1997
- Re-elected 2007, term expires 2009

Shareholding

- Holding of Danisco shares at 30 April 2008: 2,686
- Sale of Danisco shares in 2007/08:0
- Purchase of Danisco shares in 2007/08:1,085

Contact details: *Danisco A/S, Langebrogade* 1, P.O. *Box* 17, DK-1001 Copenhagen K, Denmark



Jørgen Tandrup
Deputy Chairman of the Board

- Chairman of the Boards of Scandinavian Holding A/S, Skandinavisk Tobakskompagni A/S, Tivoli A/S, Skodsborg Kurhotel & Spa A/S, Skodsborg Sundhedscenter A/S and the Marketing Denmark Fund.
- Director of Axcel II, Fritz Hansen A/S, Chr. Augustinus Fabrikker A/S and Kunstforeningen Gl. Strand.

- Born 1947
- MSc Economics and Business Administration
- Deputy Chairman of the Board of Directors since 2005
- Joined the Board of Directors in 2002
- Re-elected 2008, term expires 2010

Shareholding

- Holding of Danisco shares at 30 April 2008: 2,405
- Sale of Danisco shares in 2007/08: 0
- Purchase of Danisco shares in 2007/08: 0

Contact details: Skandinavisk Tobakskompagni A/S, Tobaksvejen 4, DK-2860 Søborg, Denmark

Håkan Björklund

- CEO of Nycomed Holding A/S
- Director of Atos AB and Coloplast A/S



- Born 1956
- PhD Neuroscience
- Board member
- Joined the Board of Directors in 2004
- Re-elected 2008, term expires 2010

Shareholding

- Holding of Danisco shares at 30 April 2008:0
- Sale of Danisco shares in 2007/08:0
- Purchase of Danisco shares in 2007/08:0

Contact details: Nycomed Group, Langebjergvej 1, 4000 Roskilde, Denmark



Kirsten Drejer

- CEO of Symphogen A/S
- Director of BioCentrum DTU and Bioneer A/S

- Born 1956
- PhD Pharmacology
- Board member
- Joined the Board of Directors in 2006
- Re-elected 2008, term expires 2010

Shareholding

- Holding of Danisco shares at 30 April 2008: 550
- Sale of Danisco shares in 2007/08: 0
- Purchase of Danisco shares in 2007/08: 550

Contact details: Symphogen A/S, Elektrovej, Building 375, 2800 Lyngby, Denmark



Lis Glibstrup

- Product Service Manager

- Born 1948
- MSc Chemical Engineering
- Board member elected by the employees
- Joined the Board of Directors in 2002
- Re-elected 2006, term expires 2010

Shareholding

- Holding of Danisco shares at 30 April 2008: 915
- Sale of Danisco shares in 2007/08: 0
- Purchase of Danisco shares in 2007/08: 300

Contact details: Danisco A/S, Edwin Rahrs Vej 38, DK 8220, Brabrand, Denmark

Peter Højland

- Chairman of the Boards of Amrop-Hever A/S, Bikuben Fondene, Copenhagen Capacity, Rambøll Gruppen A/S and Siemens A/S
- Deputy Chairman of the Boards of BPT Arista A/S and



- BPT Optima S.A.
- Director of Danske Bank A/S

- Born 1950
- BSc Economics and Business Administration
- Board member
- Joined the Board of Directors in 1998
- Re-elected 2007, term expires 2009

Shareholding

- Holding of Danisco shares at 30 April 2008:1,000
- Sale of Danisco shares in 2007/08:0
- Purchase of Danisco shares in 2007/08:0

Contact details: Danisco A/S, Langebrogade 1, P.O. Box 17, DK-1001 Copenhagen K, Denmark



Flemming Kristensen

- Senior Shop Steward

- Born 1960
- Board member elected by the employees
- Joined the Board of Directors in 2005
- Re-elected 2006, term expires 2010

Shareholding

- Holding of Danisco shares at 30 April 2008:2
- Sale of Danisco shares in 2007/08:0
- Purchase of Danisco shares in 2007/08:0

Contact details: Danisco Grindsted, Tårnvej 25, DK-7200 Grindsted, Denmark



Bent Willy Larsen

- Engineer

- Born 1944
- Board member elected by the employees
- Joined the Board of Directors in 2002
- Re-elected 2006, term expires 2010

Shareholding

- Holding of Danisco shares at 30 April 2008: 390
- Sale of Danisco shares in 2007/08:0
- Purchase of Danisco shares in 2007/08:275

Contact details: Danisco Sugar Nakskov, Tietgensvej 1, P.O. Box 139, DK-4900 Nakskov, Denmark

Matti Vuoria

- CEO of Varma Mutual Pension Insurance Company
- Deputy chairman of the board of Sampo Plc, Stora Enso Oyj and Wärtsilä Corporation



- Born 1951
- Master of Law
- Board member
- Deputy Chairman 2002-2005
- Joined the Board of Directors in 1999
- Re-elected 2007, term expires 2009

Shareholding

- Holding of Danisco shares at 30 April 2008:200
- Sale of Danisco shares in 2007/08:0
- Purchase of Danisco shares in 2007/08:0

Contact details: Varma Mutual Pension Insurance Company,
P.O. Box 1,00098 Varma, Finland

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Dividend policy

Our policy is to ensure the necessary equity to fund the company's operations and distribute surplus capital in the form of dividends and/or share buybacks.

Dividend payments are decided at the Annual General Meeting and are paid automatically through the Danish Securities Centre one day after the Annual General Meeting. Danisco does not pay interim dividend.

	2003/04	2004/05	2005/06	2006/07	2007/08
Average no. of shares **'000**	49,907	49,584	48,909	48,728	48,030
Basic earnings per share (EPS) **DKK**	19.52	24.23	11.52	21.71	26.03
Diluted cash flow per share **DKK**	33.39	27.64	53.59	44.95	29.83
Diluted book value per share (BVPS) **DKK**	233	242	252	258	258
Diluted market value **DKK million**	14,637	18,438	24,727	21,682	15,206
Dividend per share **DKK**	6.50	6.75	6.75	7.50	7.50
Pay-out ratio **in %**	33.2	27.7	58.2	34.1	28.5

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Our business

Danisco focuses on shareholder relations in its management of the company, and Danisco's management is highly committed to exercising good corporate governance.

Danisco ingredients are used in about every second ice cream and cheese, every third box of detergent and every fourth loaf of bread produced globally.

Focus on healthy, safe and tasty foods does not rule out the possibility of using Danisco ingredients based on food technology and biotechnology solutions in other consumer products – from detergents and toothpaste to biofuel, plastics and feed.

Throughout the value chain, sustainability is integrated in Danisco's way of doing business. We believe that sustainability creates long term value on an economic, social and environmental basis.

Being a knowledge based business, Danisco gives high priority to innovation, research and development.

Our regional innovation centres work closely together with our customers on product quality improvement and, through technical know-how, assist customers in achieving the most efficient and environmentally-friendly production.

Based on our technology, we constantly strive to expand the use of our products for the benefit of existing and new markets.

Geographical distribution of employees


Rest of the world 1%
Denmark 22%
Other Nordic countries 15%
Rest of Western Europe 19%
Eastern Europe 7%
North America 14%
Latin America 8%
Asia Pacific 14%

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Risk management

Given the international scope of the Group's business activities, Danisco's results and equity are affected by various financial risks, such as liquidity, interest rate and exchange rate risks.

The Executive Board is responsible for implementing effective risk management systems in the Group and for maintaining focus on improving the systems.

In connection with the Board of Directors' annual risk management review in the spring of 2007, none of the risk areas identified were assessed as being critical to Danisco's ability to reach its goals and execute its strategy.

The management of the Group – including risks – is based on the following:

- **Corporate governance**: Determines the overall management structure of the Group
- **Code of conduct**: A set of rules for the behaviour of the employees within the business and towards the surrounding environment
- **Danisco's five values**: We are innovative, we create value, we build competencies, we take responsibility and we believe in dialogue
- **Internal policies and procedures**

Danisco's risk perception and risk management are split into five levels as shown in the figure below.

The five risk elements are described in detail at segment or group level, on page 39 of the Annual report 2006/07.


Strategic risks
Market and business risks
Operational risks
Financial risks
Management and accounting risks

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Accounting policy

Danisco prepares financial statements in accordance with International Financial Reporting Standards (IFRS), the Danish Financial Statements Act and the Copenhagen Stock Exchange's regulations.

Danisco is committed to reducing the company-specific risk by maintaining a consistently high level of information and by carrying on an active and open dialogue with investors and analysts.

We strive to provide comprehensive information to the stock market about our financial and operational performance as well as our targets and strategies.

Through open communication, we aim to ensure that the valuation of the Danisco stock reflects the company's situation and expectations.

In the financial year 2006/07 we held some 445 investor meetings in 15 countries compared with some 260 meetings in 14 countries last year, an increase of around 71%.

We see the larger number of meetings as an expression of interest in Danisco and a sign that investors increasingly seek information directly from the companies.

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Auditors

Danisco's auditors are Deloitte.

Deloitte
H.C. Andersens Boulevard 2
1780 København V
Phone: +45 33 76 33 33
Fax: +45 33 76 39 93
E-mail: h.c.andersen@deloitte.dk

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Locations

Danisco gathers its knowledge from one hundred different sites worldwide through our presence in more than 40 countries.

Go to the interactive map to see where Danisco is located.

At each and every location we are devoted to the local environment, both within the company as well as in the local surroundings. Our common strength throughout the company is to provide expert knowledge and understanding.

Read more about Danisco's different sites. In each description you will also find addresses and contact details.

Expand all | Collapse all

- **Argentina**
- **Australia**
- **Austria**
- **Belgium**
- **Brazil**
- **Canada**
- **Chile**
- **China**
- **Colombia**
- **Croatia**
- **Czech Rep.**
- **Denmark**
- **Egypt**
- **Estonia**
- **Finland**
- **France**
- **Germany**
- **Guatemala**
- **Iceland**
- **India**
- **Italy**
- **Japan**
- **Korea**
- **Latvia**
- **Lithuania**
- **Malaysia**
- **Mexico**
- **Netherlands**
- **New Zealand**
- **Norway**
- **Peru**
- **Poland**
- **Portugal**
- **Romania**
- **Russia**
- **Serbia & Montenegro**
- **Singapore (Genencor)**
- **Singapore**
- **Slovak Republic**
- **South Africa**
- **Spain**
- **Sweden**
- **Switzerland**
- **Thailand**
- **Turkey**
- **UK**
- **Ukraine**
- **USA**

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Calendar

This view shows the latest three Investor related events.
Use the navigation to the left to see more events for this year and next.

Annual general meeting

Annual General Meeting 2009	Copenhagen, Denmark	20 August 2009

Investor meetings

Capital Markets Day	Denmark	30 October 2008
Cheuvreux investor conference - New York	USA, New York	14 November 2008
Investor presentation - Brazil	Brazil	16 November 2008

More meetings

Quiet periods

Q2 quiet period begins	Copenhagen, Denmark	17 November 2008
Q3 quiet period begins	Copenhagen, Denmark	19 February 2009

More quiet periods

Results

Q2 results 2008/09	Copenhagen, Denmark	16 December 2008

More results

Industry events

Health Ingredients Europe 2008	Stand F002, HiE Paris 2008, France	November 4 - 6, 2008
EuroTier 2008	Hanover Fair Ground, Germany	November 11-14, 2008
BRAU Beviale 2008	Nürnberg, Germany	November 12 - 14, 2008

More industry events

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Media Contacts

We are always available to take your enquiries. If you have difficulty contacting us, you are welcome to try the switchboard on +45 3266 2000.



Carl Corneliussen
Media Relations Manager

E-mail: sfcjc@danisco.com
Direct tel: +45 3266 2926
Mobile: +45 2615 2127

Responsible for international and local media relation activities, contacts and press releases.



Natalie Weber
Media Relations Manager

E-mail: sfnwq@danisco.com
Direct tel: +45 3266 2927
Mobile: +45 2876 5104

Responsible for international and local media relation activities, contacts and press releases.

Danisco Sugar A/S enquiries



Dorthe Lindgreen
Communications Manager, Danisco Sugar

E-mail: sudkdl@danisco.com
Direct tel: +45 3266 2588
Mobile: +45 4011 6695

Responsible for internal and external communication, including media relations.



Mariann Mellström
Communications Officer, Danisco Sugar

E-mail: susemmm@danisco.com
Direct tel: + +45 3266 2541
Mobile: +46 7095 37124

Responsible for media relations in Sweden, as well as internal and external online communication.

Investor Relations enquiries

Michael Von Bülow
Vice President for Communications and Investor Relations

E-mail: sfmvb@danisco.com
Direct tel: +45 3266 2920
Mobile: +45 2149 2305

Responsible for all investor and communications activities.





Julie Quist
Senior Investor Relations Officer

E-mail: sfjqj@danisco.com
Direct tel: +45 3266 2925
Mobile: +45 2051 6887

Responsible for investor relations activities, roadshows and quarterly/annual reporting and corporate intelligence.

Corporate Sustainability enquiries



Daniel King
Sustainable Development Manager

E-mail: sfdki@danisco.com
Direct tel: +45 3266 2031

Responsible for internal and external sustainability communcations, stakeholder liaison and index ratings.



Liselotte Carlsen
Sustainable Development Manager

E-mail: sflca@danisco.com
Direct tel: +45 3266 2032

Responsible for intenal and external sustainability communications, sustainable development projects and annual performance reporting.

Printed Tuesday, 28 October 2008 from
http://www.danisco.com/cms/connect/corporate/media+relations/media+contacts/media_contacts_en.htm

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Innovation Director - NAFTA

USA, Kansas, Kansas Corporate
The development and application of knowledge are closely linked in Danisco. Research, development and technical service activities work closely together in a global innovation network. This network secures fast and easy access to relevant, up-to-date knowledge about all aspects of innovation work. It gives Danisco the opportunity to achieve maximum knowledge management and make the best use of the synergy that complementary knowledge creates. Much of what we learn from innovation activities is shared with customers via seminars, training courses and the online customer centre, Partnerweb. In all confidential customer dialogues, innovation is central to the value proposition for our customers.

We are looking for a canidate who will be responsible for directing the activities of the Innovation Group of North America (NFTA) that currently includes application development, customer support, technical support to our factories, as well as technical support in the US, Mexico and Canada. The incumbent reports to the VP, Food Science Innovation & Regional President, North America, and is accountable for developing this organization so that it is recognized as the best supplier to customers for technical service and for innovative ideas. Essential duties and responsibilities will be to:

- Determine and develop proactive initiatives with regards to market needs and short and long term product development.
- Design and implement strategies to provide customer support to promote and increase sales. This involves working closely with the Business Units and global Innovation to align global and regional strategies.
- Work with global Innovation to optimize resources and competencies.
- Participate in regional (North America) and global Innovation management groups.
- Interaction with executive levels of key customers, including partnership programs and joint ventures.
- Participate with product management and sales to ensure that communication and prioritization of project work and technical resources are optimized for the company.
- Facilitate proper support to the Operations Group for successful implementation of new products or improve existing products.
- Direct the administration of the Regional Innovation groups, i.e.; salary, staffing, policy, expense budgets, capital expenditures, facilities, equipment, etc
- Support technical presence of company through professional associations and technical presentations.
- Design professional development program for Innovation Team.
- Support development/training for elevated expertise of Danisco's product line. This includes Innovation, Sales, Product Service and Business Units.
- Support initiatives related to Global Knowledge Sharing, including invention disclosures, patents, technical literature, and global knowledge team activities.
- Responsible for design, implementation and adherence to quality systems including, ISO Programs and Food Safety, with an understanding of Danisco's Quality Policy and Procedures.

You are degreed in Food Science or related technical area with a related advanced degree, a Ph.D. is preferred. The ideal candidate should also have minimum 10 years experience in the technical development of food products with a minimum 10 years supervisory experience. In addition to budget management experience, international experience is preferred. Additional experience would include:

- Good track record in managing a scientific organization
- Good balance between strategic and tactical focus
- Motivational skills, team builder, strong leadership, work actively to lead advancement of own team, excellent presentation skills
- Internal and External customer management skills Worked in a large organization that experienced change and growth with multifunctional peers (matrix)
- More application driven than basic product development analytical
- Able to participate in scientific R&D projects
- Customer focused knowledge as well as recognized by the food industry
- Strategic thinker with ability to work towards Danisco global goals
- Bilingual – Spanish ideal
- Travel up to 50%. International travel required

We are an Equal Opportunity Employer.

Application deadline is 31 December 2008.

Business area: Research & Development
Reference no: EN-00968

Apply

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DANISCO

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Application Technologist

USA, Kansas, Kansas Corporate
The development and application of knowledge are closely linked in Danisco. Research, development and technical service activities work closely together in a global innovation network. This network secures fast and easy access to relevant, up-to-date knowledge about all aspects of innovation work. It gives Danisco the opportunity to achieve maximum knowledge management and make the best use of the synergy that complementary knowledge creates. Much of what we learn from innovation activities is shared with customers via seminars, training courses and the online customer centre, Partnerweb. In all confidential customer dialogues, innovation is central to value addition.

We are looking for Someone who is responsible for technical projects from experimental design to completion. Includes testing, analytical prodedures, equipement setup and preparation of standards and product materials under minimal supervision.

- -Coordinate projects, prepare and present reports of results.
- -Keep up-to-date on trends, new technical developements and competitor's activities by monitoring applications for processing systems and ingredients in applicable areas.
- -Perform more complex experimental activities including obtaining ingredients and necessary equipment.
- -Assist customers by participating in in-house visits, answering technical questions and conducting seminars and presentations as assigned.
- -Provide technical services to customers, sales and divisions as needed (plant trials, troubleshooting, training)
- -May develop new product and application literature.
- -Calibrate and maintain equipment as required.
- -Maintain appropriate documentation for experiments, GMP, ISO and others as required. Maintain an understanding of Danisco's Quality and Environmental policies and precedures.

You are Someone who must successfully perform the requirements of this position. The incumbent must possess a minimum four year food science or related degree and experience typically gained through a minimum of five years in the food industry. .

- -Strong communication (verbal and written)
- -Organizational and interpersonal skills are necessary

We are an Equal Opportunity Employer.

Application deadline is 20 December 2008.

Business area: Technology
Reference no: EN-00982

Apply

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Product Services Coordinator; Gums (Hydrocolloids)

USA, Kansas, Kansas Corporate
Danisco USA Inc. is a progressive international food ingredients manufacturer located in the New Century Air Center near Gardner, KS. At this time, we are currently seeking a Product Services Coordinator, Raw Materials

We are looking for the successful applicant to have a four-year degree in food science or a related area. A good understanding of hydrocolloids is preferred. Candidates must have a thorough understanding of product development and food regulations and labeling laws. A minimum of (5) years in the food industry is preferred. Selected candidate must have excellent communication, interpersonal, organizational and computer skills as well as the ability to solve complex problems.

- Familiarity with SAP would be a distinct advantage.
- He/she must have the ability to operate independently and make decisions without supervision in complex situations.
- Good interpersonal skills are required as the person must be able to function in a team environment and as a team leader, when required.

You are responsible for the creation of product documentation; and to ensure that our products consistently meet the needs of the company and our customers.

- The PS coordinator must be able to answer technical inquires from Production, Quality, Purchasing, Sales and Customers
- Work with these, and other stakeholders in the resolution of problems.

We are an Equal Opportunity Employer.

Application deadline is 31 December 2008.

Business area: Operations
Reference no: EN-00834

Apply

Printed Tuesday, 28 October 2008 from
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Other Danisco websites

Danisco has several e-business services and websites dedicated to specific uses.

E-business services

Partnerweb - food ingredients	Partnerweb is for existing Danisco customers only. It gives access to product information, formulations, concepts, industry trends and news, including PD, MSDS, TM, TP, HO, FO and demo kits. Ask your Danisco sales contact for access.
Shopping Centre	In the on-line Shopping Centre Danisco customers can order ingredients and track orders. Ask your Danisco sales contact for access.
Sugar eShop	The Sugar eShop is for customers in Denmark and Sweden only. Here the purchasing department can order ingredients and track orders.
Knowledge Centre - Animal nutrition	The Knowledge Centre is a technical library containing trial reports, trade press articles and scientific papers about Danisco's products for the pig and poultry industry. In the Knowledge Centre it is possible to make queries by keyword and text search.
E-transport	The e-transport system gives our transport operators access to information about shipments delivered or registered as collected from Danisco Sugar's warehouses.

Danisco Sugar websites

Dansukker	Information about sugar products for consumers: Inspiration, recipes, tips and ideas. In Danish, Estonian, Finnish, Latvian, Lithuanian, Norwegian, Swedish and English.
Foodservice	Recipes and product information for restaurants, hotels and catering. In Danish and Swedish only.
Retail	Information, image bank and inspiration for suppliers in the retail trade. In Danish, Norwegian and Swedish only.
HP-Massa	Information about pressed beet pulp. In Swedish only.
Foder	Information about high-quality animal feed for cattle, horses, sheep and pigs. In Danish, German and Swedish only.
Perspektiv	News and information up-dates about sugar and nutrition for you who work professionally with health and nutrition issues. In Danish, Norwegian and Swedish only.
Maribo	Information about MARIBO sugar beet seed. Including links to country websites.
Beet growers	Information, help and advice to beet growers. In Danish, Swedish, German and Lithuanian only.
Sugar e-shop	The Sugar eShop is for customers in Denmark and Sweden only. Here the purchasing department can order ingredients and track orders.
E-transport	The e-transport system gives our transport operators access to information about shipments delivered or registered as collected from Danisco Sugar's warehouses.

Other websites

Genencor	Website for Genencor, a wholly-owned subsidiary of Danisco. Genencor discovers, develops, and sells biocatalysts and other biochemicals for the industrial, consumer, and agri-processing markets.
DaniscoVenture	DaniscoVenture is a small entrepreneurial unit that draws on Danisco's worldwide expertise in technology, intellectual property and global application as well as marketing know-how.
Ingredienser.info	Ingredienser.info is a website where consumers can learn more about ingredients and ask questions. In Danish only.
Fruisana	Read more about Fruisana Fruit Sugar, a low GI alternative.
Xylitol	Read more about Xylitol, the natural sweetener with proven dental

	benefits.
Litesse®	Read more about Litesse® polydextrose, a low calorie, sugar free, low glycaemic, speciality carbohydrate that is prebiotic and widely recognised as fibre.
HOWARU	Read more about HOWARU, the premium probiotic.

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Dansk

Share price

Danisco's Share Monitor is an interactive tool for viewing and analysing market performance. Transaction information, graphs and calculations are dynamically updated every 60 seconds.

Danisco, 31.10.2008 15:49, DCO.CO

Last: **Dkr 251,00**
Change: Dkr -1,50
Percent Change: -0,59 %
Volume: 185.628
Market cap: Dkr mil. 12281.89

Today 1 mo. 6 mo. 1 yr 3 yr 5 yr 10 yr All


380,0
360,0
340,0
320,0
300,0
280,0
260,0
240,0
220,0
DANISCO
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R R R R R R R R R
800k
600k
400k
200k
0k
01.05.2008
01.07.2008
01.09.2008

Download data as Excel file
View large graph

Shares	Date (d.m.yyyy):	Analyses + Markers
☑ Danisco	30.04.2008 31.10.2008	☐ Total Return ☐ Moving Avr, per.: 20 ☑ Stock Exchange Releases ☑ Dividends
Indices	**Competitors**	**The lower part of the graph**
☐ OMX Copenhagen ☐ FTSE Food ☐ DJ Euro Stoxx ☐ DJ Stoxx sust.	☐ ABF ☐ DSM Euronext ☐ Givaudan ☐ IFF ☐ Novozymes ☐ Sensient ☐ Südzucker	◉ Volume ○ Moment., per.: 14 ○ Daily Change

Performance Comparison: 30.04.2008 - 30.10.2008

	Yield	First	Last	High	Low
Danisco	-21,83 %	323,00	252,50	374,50	231,00

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